As filed with the Securities and Exchange Commission on June 2, 2010

Registration No. 333-164593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tesla Motors, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3711	91-2197729
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3500 Deer Creek Road

Palo Alto, California 94304

(650) 681-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Elon Musk

Chief Executive Officer

Tesla Motors, Inc.

3500 Deer Creek Road

Palo Alto, California 94304

(650) 681-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini David J. Segre Mark B. Baudler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 2, 2010

             Shares

Common Stock

This is an initial public offering of shares of common stock of Tesla Motors, Inc.

Tesla Motors is offering             of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares. Tesla Motors will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            .

Application has been made for listing on The Nasdaq Global Market under the symbol “TSLA”.

See the section entitled “Risk Factors” on page 14 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Tesla Motors	$	$

Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional              shares from the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2010.

Goldman, Sachs & Co.	Morgan Stanley	J.P. Morgan	Deutsche Bank Securities

Prospectus dated                      , 2010

Model S (prototype) planned for 2012

2010 Roadster/ Roadster Sport

TESLA

Uncompromised Electric Vehicles

TESLA
Los Angeles, CA

TESLA
Seattle, WA

Menlo Park, CA

TESLA
Boulder, CO

TESLA
Chicago, IL

TESLA
Miami, FL

TESLA
Manhattan, NY

TESLA
London

TESLA
Monaco

Munich

TESLA

TESLA
240
Charging the Roadster

Roadster Battery Packs

PEM 185
Roadster Power Electronics Module

OEM Battery Pack

Roadster Motor

You should rely only on the information contained in this prospectus and in any free writing prospectus. We, the underwriters and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. We, the underwriters and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Business” and our consolidated financial statements and related notes before deciding whether to purchase shares of our capital stock. Unless the context otherwise requires, the terms “Tesla Motors,” “Tesla,” “the Company,” “we,” “us” and “our” in this prospectus refer to Tesla Motors, Inc., and its subsidiaries and “Tesla store” means Tesla retail locations as well as Tesla galleries where we show potential customers our vehicles but do not consummate sales.

Overview

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. We have intentionally departed from the traditional automotive industry model by both exclusively focusing on electric powertrain technology and owning our vehicle sales and service network. We are the first and currently only company to commercially produce a federally-compliant highway-capable electric vehicle, the Tesla Roadster, which combines a market-leading range on a single charge with attractive design, driving performance and zero tailpipe emissions. Introducing the Tesla Roadster required us to develop a proprietary electric powertrain that incorporates four key components—an advanced battery pack, power electronics module, high-efficiency motor and extensive control software. We believe our core intellectual property contained within our electric powertrain will form the foundation for our planned future vehicles. Since our team combines the innovation and speed to market characteristics of Silicon Valley firms with the experience of leading automotive companies, we believe that we will be able to rapidly and cost effectively introduce additional vehicles, such as our planned Tesla Model S sedan, and stay at the forefront of the electric automobile industry.

We operate in a fundamentally different manner and structure than traditional automobile manufacturers to pursue what we believe is a historic opportunity—to create an integrated company which successfully commercializes electric vehicles without compromising on range, performance or styling. In addition to designing and manufacturing our vehicles, we sell and service them through our own sales and service network. This is different from the incumbent automobile companies in the United States who typically franchise their sales and service. We believe our approach will enable us to operate more cost effectively, provide a better experience for our customers and incorporate customer feedback more quickly into our product development and manufacturing processes. We are continuing to expand our distribution network globally and as of May 25, 2010, operated 11 Tesla stores in North America and Europe.

The Tesla Roadster, our first vehicle, showcases our technology and illustrates our leadership in electric vehicle innovation. Introduced in 2008, the Tesla Roadster can accelerate from zero to 60 miles per hour in 3.9 seconds and produces zero tailpipe emissions. The Tesla Roadster has a battery pack capable of storing approximately 53 kilowatt-hours of usable energy, almost double the energy of any other commercially available electric vehicle battery pack. The Tesla Roadster has a range of 236 miles on a single charge, as determined using the United States Environmental Protection Agency’s, or EPA’s, combined two-cycle city/highway test. Further improvements in the energy efficiency of the Tesla Roadsters that we will begin producing in the next several months will increase the range of these vehicles to 245 miles on a single charge, as determined using the EPA’s combined two-cycle city/highway test. Recently, the EPA announced its intention to develop and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours. The Tesla Roadster reportedly set a new world distance record of 313 miles on a single charge for a production electric car in a rally across Australia as part of the 2009 Global Green Challenge. To date, our customers have driven their Tesla Roadsters an estimated aggregate of over 4.0 million miles.

As of March 31, 2010 we had sold 1,063 Tesla Roadsters to customers in 22 countries. In July 2009, less than one year after the date of the commercial introduction of the Tesla Roadster, we introduced a new Roadster model, the Tesla Roadster 2, with improved electric powertrain performance and interior styling, and lower production costs. At the same time we introduced the Roadster Sport, which accelerates from zero to 60 miles per hour in 3.7 seconds. We delivered our first right-hand drive model of the Tesla Roadster in January 2010, which we believe further demonstrates our ability to rapidly launch new products. Using a 240 volt, 40 amp outlet that is widely available in many homes in the United States for electric appliances, charging the Tesla Roadster battery pack to full capacity will take approximately 7 hours, which can be reduced to 4.5 hours with a professionally installed 70 amp circuit.

We intend to continue to develop our electric powertrain technology and introduce additional vehicles, such as our planned Model S sedan. We are designing the Model S to be a four door, five passenger premium sedan that offers exceptional performance, functionality and attractive styling with zero tailpipe emissions at a compelling cost of ownership. We are designing the Model S to include a third row with two rear-facing child seats, subject to applicable safety regulations and requirements, allowing us to offer a seven passenger sedan. The drivable early prototype of the Model S was revealed to the public in March 2009 and despite a limited marketing effort, as of March 31, 2010, we had received approximately 2,200 customer reservations with a minimum refundable payment of $5,000.

The Model S, which is planned to compete in the premium vehicle market, is intended to have a significantly broader customer base than the Tesla Roadster. We currently intend to begin volume production of the Model S in 2012 with a target annual production of up to approximately 20,000 cars per year. We currently anticipate introducing the base Model S at an effective price of $49,900 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. Even without this tax credit, we believe the Model S will be competitive from a pricing perspective with other premium vehicles.

In order to meet customer range expectations, we are designing the planned Model S to offer a variety of range options from 160 miles to 300 miles on a single charge, as projected using the EPA’s combined two-cycle city/highway test. The EPA has announced its intention to develop and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours. The Model S is being designed to be charged at home, but we are also planning to offer the capability to fast charge the vehicle in as little as forty-five minutes at commercial charging stations that we anticipate may be available in the future. The Model S battery pack is also being designed with the capability of being rapidly swapped out at specialized commercial battery pack exchange facilities that we anticipate may be available in the future.

We are designing the Model S to have an adaptable platform architecture and common electric powertrain in order to allow us to efficiently create other electric vehicles, which may include, as examples, a crossover/sport utility vehicle, van or a cabriolet. By developing our future vehicles from this common platform, we believe we can reduce their development time and, as a result, reduce the required additional capital investment. Our long-term goal is to offer consumers a full range of electric vehicles, including a product line at a lower price point than the planned Model S. In May 2010, we publicly announced our intent to develop a third generation electric vehicle to be produced at our manufacturing facility in Fremont, California. We intend to offer this vehicle at a lower price point and expect to produce it at higher volumes than our planned Model S. We expect that this vehicle will be produced a few years after the introduction of the Model S.

We have developed a purpose-built electric powertrain to deliver the performance objectives of the Tesla Roadster and our planned future vehicles. The battery pack has been designed to use high volume lithium-ion battery cells and allows for flexibility with respect to specific lithium-ion chemistry and battery cell manufacturers. This enables us to leverage the significant investments being made globally by the battery industry to improve battery cell performance and lower cost. Harnessing the energy of a large number of lithium-ion battery cells into an electric vehicle required us to develop sophisticated battery cooling, power, safety and management systems. Delivering the instant power and torque of electric technology also required us to develop a proprietary alternating current 3-phase induction motor and its associated power electronics. In addition, we developed extensive software systems to manage the overall efficiency, safety and controls of the Tesla Roadster and our planned future vehicles. These technology innovations have resulted in an extensive intellectual property portfolio. By utilizing a combination of standard components and innovative technology, we believe we have engineered what is currently the lowest cost battery pack when measured as a function of cost per kilowatt-hour.

Our electric powertrain is modular and compact, with fewer moving parts than an internal combustion engine. We believe this will enable us to easily adapt our technology to a variety of vehicle applications. We have developed a relationship with Daimler AG, or Daimler, since March 2008 to apply our technology in a battery pack and charger for Daimler’s Smart fortwo electric drive. Blackstar Investco LLC, an affiliate of Daimler, holds more than 5% of our outstanding capital stock. We have been selected by Daimler to supply it with up to 1,000 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. Daimler has notified us that it intends to increase its purchase commitment by 50% to 1,500 battery packs and chargers. We began shipping the first of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the quarter ended December 31, 2009. In the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011 and we entered into a formal agreement for this arrangement in May 2010. In May 2010, Tesla and Toyota Motor Corporation, or Toyota, announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. We intend to expand our electric powertrain production facility in Palo Alto, California to develop and market powertrain components to Daimler, Toyota and other automobile manufacturers.

In January 2010, we entered into a $465.0 million long-term loan under the United States Department of Energy’s Advanced Technology Vehicles Manufacturing Incentive Program which will be used to finance the development of our planned integrated manufacturing facility for the Model S as well as our electric powertrain production facility. Through the date of this prospectus, we have received draw-downs under our loan facility with the DOE for an aggregate of $41.8 million. We also have been granted up to approximately $31 million in tax incentives by the California Alternative Energy and Advanced Transportation Financing Authority. We believe these loans and incentives will help accelerate the time to volume production for both the planned Model S and our electric powertrain business. In addition, we believe these loans and incentives provide us significant long-term financing that should enable us to focus more of our resources on the execution of our business plans.

We were incorporated in 2003 and began selling the Tesla Roadster in 2008. As of April 30, 2010, we had 604 employees worldwide.

Since inception through March 31, 2010, we have generated $147.6 million in revenue. As of March 31, 2010, we had an accumulated deficit of $290.2 million and had experienced net losses of $78.2 million for the year ended December 31, 2007, $82.8 million for the year ended December 31, 2008, $55.7 million for the year ended December 31, 2009, and $29.5 million for the three months ended March 31, 2010.

Recent Developments

In May 2010, we entered into a stock purchase agreement with Toyota pursuant to which Toyota will purchase $50.0 million of our common stock in a private placement to close immediately subsequent to the closing of this offering. In addition, Tesla and Toyota announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. We also entered into an agreement to purchase an existing automobile production facility in Fremont, California from New United Motor Manufacturing, Inc., or NUMMI, which is a joint venture between Toyota and Motors Liquidation Company, the owner of selected assets of General Motors. The purchase totals 207 acres, or approximately 55% of the land at the site, and includes all of the manufacturing facilities located thereon. The purchase price for the land and the facility, excluding whatever manufacturing equipment we may subsequently acquire from NUMMI, is approximately $42 million. We anticipate that this purchase will close within a few months following the completion of this offering. We intend to use this facility for the production of our planned Model S and future vehicles. We are in an early stage of planning for this facility.

Industry Overview

We believe incumbent automobile manufacturers are at a crossroads and face significant industry-wide challenges. The reliance on the gasoline-powered internal combustion engine as the principal automobile powertrain technology has raised environmental concerns, created dependence among industrialized and developing nations on oil largely imported from foreign nations and exposed consumers to volatile fuel prices. In addition, we believe the legacy investments made by incumbent automobile manufacturers in manufacturing and technology related to the internal combustion engine have to date inhibited rapid innovation in alternative fuel powertrain technologies.

We believe that shifting consumer preferences together with increasing government regulation and incentives will result in significant growth in the market for electric vehicles. We believe many consumers are increasingly willing to consider buying electric-based vehicles due to the environmental, economic and national security consequences of using gasoline-powered vehicles, as demonstrated by the increased sales of hybrid electric vehicles in recent years. We also believe government regulations and incentives are accelerating the growth of the electric vehicle market. Many governments in countries throughout the world are regulating vehicle emissions and fuel economy standards and offering incentives to consumers to purchase more energy efficient vehicles. According to Frost & Sullivan, a business research and consulting firm, the market for electric-based vehicles, which includes electric vehicles, hybrid electric vehicles, and plug-in hybrid electric vehicles, is expected to grow to approximately 10.6 million units worldwide, or approximately 14% of new vehicles sold by 2015 from approximately 1.75 million units or 3% of new vehicles sold in 2008.

We believe incumbent automobile manufacturers have faced significant challenges that to date have inhibited their ability to capitalize fully on the electric vehicle opportunity, including:

•

Dependence on the Internal Combustion Engine. While GM and Toyota have each invested over $1 billion in hybrid and plug-in electric vehicle programs, we believe many incumbent automobile manufacturers continue to emphasize investment in internal combustion engine technologies over investment in fully electric technologies because of their need to support their existing revenue base and core competencies.

•

Limited Electric Powertrain Expertise. To date, many incumbent automobile manufacturers have pursued multiple alternative fuel programs and, in doing so, have outsourced key components of alternative fuel powertrain development. By exploring a diverse range of alternative fuel programs while simultaneously continuing to invest in the internal combustion engine, we believe incumbent automobile manufacturers have diluted their focus on a specific alternative fuel powertrain technology such as electric powertrains.

•

Profitability Pressures and Reduced Operating Flexibility. Many incumbent automobile manufacturers have recently faced deteriorating margins and liquidity, which we believe has significantly reduced their operating flexibility and to date has constrained their liquid capital resources.

•

Expensive New Product Development Process. While certain incumbent automobile manufacturers have already introduced or anticipate introducing plug-in hybrid or fully electric vehicles, new product launches by incumbent automobile manufacturers from development to production have historically required significant capital investments.

Despite the automobile industry’s challenges, incumbent automobile manufacturers have attempted over time to respond to shifting consumer desires and government mandates by incorporating elements of electric propulsion into their vehicles by introducing hybrid powertrains. Although hybrid electric vehicles address some of the concerns associated with the historical reliance on the internal combustion engine, we believe they are a transitional technology between internal combustion engine vehicles and fully electric vehicles. The increased complexity and weight of the dual powertrain system inherent in hybrid and plug-in hybrid electric vehicles forces engineering compromises which result in a less energy efficient vehicle and generally limits performance. Consequently, these hybrid vehicles do not realize the full benefits of electric propulsion, and still consume gasoline and produce emissions. While incumbent automobile manufacturers may recognize the benefits of electric propulsion, we believe that due to technology limitations and their relatively limited expertise in battery, software and electric powertrain technologies, incumbent automobile manufacturers have to date been unable to design and offer a commercially successful electric vehicle that offers compelling range, vehicle design and performance at an affordable cost.

Our Solution

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components through our highly differentiated business model. We intend to leverage our proprietary electric powertrain system developed for the Tesla Roadster to form the basis for our planned Model S sedan. We believe our combination of engineering and management expertise from Silicon Valley and the automotive industry, together with our operational structure, will help us to rapidly innovate and to cost efficiently introduce new vehicles and technologies. By owning our sales and service network, we believe we can offer a compelling customer experience while achieving operating efficiencies and capturing sales and service revenues that incumbent automobile manufacturers do not receive in the traditional franchised dealer model. We also plan to leverage our electric powertrain technology to develop and sell powertrain components to other manufacturers, such as the battery packs and chargers we have recently begun to sell to Daimler.

We believe our proprietary electric powertrain system will enable us to design and develop zero emission vehicles that overcome the design, styling, and performance issues that have historically limited broad consumer adoption of electric vehicles. As a result, we believe customers of our vehicles will enjoy many benefits, including:

•

Long Range and Recharging Flexibility. The Tesla Roadster has been designed to provide range capabilities significantly in excess of any current and prior generation electric vehicles. We are designing our planned Model S to offer a variety of intermediate range options as well as a range option extending beyond that of the Tesla Roadster. In addition, the Tesla Roadster incorporates our proprietary on-board charging system, permitting recharging from almost any available electrical outlet, and we are designing the Model S to offer fast charging capability from higher power electrical outlets.

•

Energy Efficiency and Cost of Ownership. We believe our Tesla Roadster offers and our planned Model S will offer consumers an attractive cost of ownership when compared to similar internal combustion engine or hybrid electric vehicles. By using a single powertrain and customizing the systems within the electric powertrain and the rest of the vehicle, our vehicles are more energy efficient, and therefore less expensive to operate, than currently available hybrid or internal combustion engine vehicles.

•

High-Performance Without Compromised Design or Functionality. With the Tesla Roadster, we believe we have been able to successfully overcome the design and performance tradeoff issues that encumbered earlier electric vehicle designs. We believe the Tesla Roadster offers our customers an unparalleled driving experience with instantaneous and sustained acceleration through an extended range of speed. We intend to apply such advancements to our future vehicles.

Our Competitive Strengths

We believe the following strengths position us well to capitalize on the expected growth in the electric vehicle market:

•

Singular Focus and Leadership in Electric Powertrain Technology. We are focused exclusively on developing our electric vehicles and electric powertrain technology to achieve a compelling combination of range and performance in our vehicles. We intend to use our electric powertrain expertise to innovate rapidly and sustain technological and time to market advantages over incumbent automobile manufacturers. In March 2010, we were named one of the top 50 most innovative companies in the world by Technology Review, a publication owned by the Massachusetts Institute of Technology.

•

Combination of Expertise from Silicon Valley and the Traditional Automotive Industry. Our roots in Silicon Valley have enabled us to recruit engineers with strong skills in electrical engineering, software and controls, which we have complemented with significant automotive expertise in vehicle engineering and manufacturing from other members of our team.

•

Proprietary Systems Integration of Vehicle and Electric Powertrain. We believe that our ability to combine our electric powertrain expertise with our vehicle engineering expertise provides a broad capability in electric vehicle design and systems integration.

•

Rapid Customer Focused Product Development. We have designed our product development process to rapidly react to data collected from our vehicles and the direct interaction with our customers at our company-owned Tesla stores, which we believe will enable us to rapidly introduce new vehicles and features.

•

Ownership of Sales and Service Network. We intend for our distribution and service network to offer a compelling customer experience while achieving operating efficiencies and capturing sales and service revenues incumbent automobile manufacturers do not generally receive in the traditional franchised distribution and service network model.

•

Brand Leadership. We believe the Tesla brand is well recognized in our target market and is associated with high performance, long range electric vehicles, despite limited marketing spending to date. In November 2009, Advertising Age selected Tesla as one of “America’s hottest brands” in a special report highlighting the year’s 50 top brands.

•

Substantial Funding in Place to Accelerate Growth. We believe our $465.0 million loan facility agreement under the United States Department of Energy’s Advanced Technology Vehicles Manufacturing Incentive Program provides significant long-term financing that will enable us to focus on executing our business plans.

•

Capital Efficiency. We believe our rapid product development process, our modular and adaptable powertrain, our plan to design and manufacture multiple product types on a singular platform and our ability to hold lower inventory levels while still meeting customer demand will help reduce the capital required to reach operating efficiencies. This approach is designed with the aim of allowing us to achieve profitability at relatively low volumes and create a viable long-term business. For example, the cumulative capital expenditures and research and development costs for the Tesla Roadster from our inception to the date we delivered our first Tesla Roadster equaled approximately $125 million.

Our Strategy

We intend to be a leading global manufacturer and direct seller of electric vehicles and electric vehicle technologies. Key elements of our strategy include:

•

Successfully Launch the Model S. We believe the successful launch of the planned Model S is critical to our ability to capitalize on the electric vehicle market opportunity. We are currently executing a plan to finish the design, engineering and component sourcing for the Model S and to build out our planned manufacturing facility in Fremont, California and obtain the equipment to support its production with the goal of commercial introduction of the Model S in 2012.

•

Use a Common Platform to Introduce New Models. We intend to design the Model S with an adaptable platform architecture and common electric powertrain, to provide us the flexibility to use the Model S platform to cost efficiently launch new electric vehicle models subsequent to the start of production of the Model S.

•

Develop Integrated Engineering and Manufacturing Capabilities. We intend to develop our planned substantially integrated electric vehicle manufacturing facility in Fremont, California, allowing our vehicle engineering and manufacturing teams to work alongside one another to streamline the feedback loop for rapid product enhancements and quality improvements.

•

Continue to Focus on Technological Advancement and Cost Improvement. We intend to continue to further develop our proprietary electric powertrain system, specifically its range capabilities, while continuing to reduce its manufacturing cost.

•

Expand our Company-Owned Sales and Service Network. As of May 25, 2010, we had opened 11 Tesla stores in the United States and Europe, and we plan to nearly double the number of Tesla stores opened by the end of 2010, with a goal of establishing approximately 50 Tesla stores globally within the next several years in connection with the planned Model S rollout.

•

Leverage Industry Advancements in Battery Cells. We intend to leverage the substantial investments being made globally by battery cell manufacturers, as we have designed our powertrain technology to permit flexibility with respect to battery cell chemistry, form factor and vendor.

•

Build and Leverage Strategic Relationships. We intend to establish and develop strategic relationships with industry leaders to launch our planned electric vehicles and sell our electric vehicle powertrain components.

Risks Affecting Us

Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These include:

•	our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment;

•	we have a history of losses and we expect significant increases in our costs and expenses to result in continuing losses for at least the foreseeable future;

•	our future growth is dependent upon consumers’ willingness to adopt electric vehicles;

•	we are dependent upon our ability to fully draw down on our loan facility from the United States Department of Energy, which may restrict our ability to conduct our business;

•	our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult;

•

we are significantly dependent upon revenue generated from the sale of our electric vehicles, specifically the Tesla Roadster, in the near term, and our future success will be dependent upon our ability to design and achieve market acceptance of new vehicle models, and, in particular, the Model S;

•	we anticipate that we will experience an increase in losses and may experience a decrease in automotive sales revenues prior to the launch of the Model S;

•	our production model for the non-powertrain portion of the Model S is unproven, still evolving and is very different from the non-powertrain portion of the production model for the Tesla Roadster; and

•	we may experience significant delays in the design, manufacture, launch and financing of the Model S, including in the build out of our planned Model S manufacturing facility.

Corporate Information

We are headquartered in Palo Alto, California. Our principal executive offices are located at 3500 Deer Creek Road, Palo Alto, California 94304, and our telephone number at this location is (650) 681-5000. Our website address is www.teslamotors.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information on our website to be part of this prospectus. We were incorporated in 2003.

The “Tesla Motors” design logo, “Tesla Motors,” “Tesla Roadster,” “Model S” and other trademarks or service marks of Tesla Motors appearing in this prospectus are the property of Tesla Motors. When used herein, the term “Tesla store” means Tesla retail locations as well as Tesla galleries where we show potential customers our vehicles but do not consummate sales. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock we are offering	shares

Common stock offered by the selling stockholders	shares

Common stock sold by us in the concurrent private placement	Immediately subsequent to the closing of this offering, Toyota Motor Corporation, or Toyota, will purchase from us in a private placement, the number of shares of our common stock equal to $50.0 million, at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, this would be shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of these shares to Toyota will not be registered in this offering and will be subject to a lock-up of 180 days. We refer to the private placement of these shares of common stock as the concurrent private placement.

Common stock to be outstanding after this offering and the concurrent private placement	shares

Use of proceeds	We may use a portion of the net proceeds from this offering and the concurrent private placement to fund planned capital expenditures, working capital and other general corporate purposes. Under our loan facility with the United States Department of Energy, which we refer to herein as our DOE Loan Facility, we have agreed to spend up to $33 million plus any cost overruns we may encounter in developing our Model S and our planned Model S manufacturing facility as well as any cost overruns we encounter in developing our powertrain facility. In addition to this obligation, we have agreed to set aside 50% of the net proceeds from this offering and the concurrent private placement to fund a separate, dedicated account under our DOE Loan Facility to fund project costs for our anticipated powertrain and Model S manufacturing facilities that would otherwise have been funded through advances made under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project. We currently anticipate making aggregate capital expenditures of between $100 million and $125 million during the year ended December 31, 2010. These capital expenditures will include approximately $42 million to purchase our planned manufacturing facility for the Model S in Fremont, California, excluding any manufacturing equipment we may subsequently acquire. Our aggregate capital expenditures will also include funding the expansion of our Tesla stores. See “Use of Proceeds.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to shares of our common stock being offered for sale to business associates, employees and friends and family members of our employees and Tesla customers who have received delivery of a Tesla Roadster from Tesla. We will offer these shares to the extent permitted under applicable regulations in the United States and in the various countries where we have delivered Tesla Roadsters. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Proposed Nasdaq Global Market symbol	“TSLA”

The number of shares of common stock that will be outstanding after this offering and the concurrent private placement is based on              shares outstanding as of March 31, 2010 and excludes:

•	11,564,717 shares of common stock issuable upon the exercise of options outstanding at March 31, 2010 a weighted average exercise price of $5.71 per share;

•	256,320 shares of common stock issuable upon the exercise of options granted after March 31, 2010 at a weighted average exercise price of $13.23 per share;

•

3,085,011 shares of common stock issuable upon the exercise of a warrant granted to the DOE in connection with the closing of our DOE Loan Facility on January 20, 2010, at an exercise price of $7.54 per share and 5,100 shares of common stock issuable upon the exercise of a warrant granted to the DOE on May 21, 2010, at an exercise price of $8.94 per share (if we prepay our DOE Loan Facility in full or in part, the total amount of shares exercisable under these warrants will be proportionately reduced); and

•

13,759,093 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 10,666,666 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, 1,425,761 shares of common stock reserved for future grant or issuance under our 2003 Equity Incentive Plan as of March 31, 2010, which shares will be added to the shares to be reserved under our 2010 Equity Incentive Plan upon the effectiveness of the 2010 Equity Incentive Plan, and 1,666,666 shares of common stock reserved for issuance under our 2010 Employee Stock Purchase Plan and shares that become available under the 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Management—Employee Benefit Plans.” The 2010 Equity Incentive Plan and the 2010 Employee Stock Purchase Plan will become effective on the date of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•

the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 70,226,844 shares of common stock effective immediately prior to the closing of this offering;

•	the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010;

•

the issuance of              shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $             per share;

•	the issuance of shares of common stock to Toyota upon the closing of the concurrent private placement based on an assumed initial public offering price of $ per share;

•	the filing of our amended and restated certificate of incorporation upon the completion of this offering; and

•	no exercise by the underwriters of their right to purchase up to an additional shares of common stock from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary unaudited consolidated financial data for the three months ended March 31, 2009 and 2010 and as of March 31, 2010 are derived from unaudited consolidated financial statements for such periods and dates, which are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The following summary consolidated financial data table reflects the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

Prospective investors should read these summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,				Three Months Ended March 31,
	2007	2008	2009		2009	2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Automotive sales (including zero emission vehicle credit sales of $3,458, $8,152, $1,275 and $506, for the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010, respectively)	$73	$14,742		$111,943	$20,886		$20,585
Development services	—	—		—	—		227

Total revenues	73	14,742		111,943	20,886		20,812
Cost of revenues(1):
Automotive sales	9	15,883		102,408	22,932		16,858
Development services	—	—		—	—		102

Total cost of revenues	9	15,883		102,408	22,932		16,960
Gross profit (loss)	64	(1,141)		9,535	(2,046)		3,852
Operating expenses(1):
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009)	62,753	53,714		19,282	7,941		13,265
Selling, general and administrative	17,244	23,649		42,150	6,607		16,585

Total operating expenses	79,997	77,363		61,432	14,548		29,850
Loss from operations	(79,933)	(78,504)		(51,897)	(16,594)		(25,998)
Interest income	1,749	529		159	16		48
Interest expense	—	(3,747)		(2,531)	(1,402)		(230)
Other income (expense), net(2)	137	(963)		(1,445)	1,972		(3,221)

Loss before income taxes	(78,047)	(82,685)		(55,714)	(16,008)		(29,401)
Provision for income taxes	110	97		26	8		118

Net loss	$(78,157)	$(82,782)		$(55,740)	$(16,016)		$(29,519)

Net loss per share of common stock, basic and diluted(3)	$(22.69)	$(12.46)		$(7.94)	$(2.31)		$(4.04)

Shares used in computing net loss per share of common stock, basic and diluted(3)	3,443,806	6,646,387		7,021,963	6,924,194		7,301,940

Pro forma net loss per share of common stock, basic and diluted(2)(4) (unaudited)			$			$

Shares used in computing the pro forma net loss per share of common stock, basic and diluted(2)(4) (unaudited)			$			$

(1)	Includes stock-based compensation expense as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Cost of revenues	$—	$26	$61	$12	$42
Research and development	95	125	376	40	281
Selling, general and administrative	103	286	997	38	3,064

Total	$198	$437	$1,434	$90	$3,387

(2)	In January 2010, we issued a warrant to the DOE in connection with the closing of the DOE Loan Facility to purchase shares of our Series E convertible preferred stock. This convertible preferred stock warrant will become a warrant to purchase shares of our common stock upon the closing of this offering. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will become exercisable in quarterly amounts depending on the average outstanding balance of the DOE Loan Facility during the prior quarter. Since the number of shares of common stock ultimately issuable under the warrant will vary, this warrant will be carried at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting. Potential shares of common stock issuable upon exercise of the DOE warrant will be excluded from the calculation of diluted net loss per share of common stock until at least such time as we generate a net profit in a given period.
(3)	Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss by the weighted-average number of shares of common stock, excluding common stock subject to repurchase, and, if dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of our common stock and warrants to purchase shares of our convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock and convertible notes payable (using the if-converted method). For purposes of all these calculations, potential shares of common stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive since we generated a net loss in each period.
(4)	Pro forma basic and diluted net loss per share of common stock has been computed to give effect to the conversion of the convertible preferred stock into common stock and the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the convertible preferred stock warrant liability as it is assumed that these warrants will be exercised immediately prior to a qualifying initial public offering and will no longer require periodic revaluation.

Our consolidated balance sheet data as of March 31, 2010 is presented:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock into 70,226,844 shares of our common stock, (ii) the issuance of             shares of our common stock upon the assumed net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and the conversion of our DOE preferred stock warrant liability into common stock warrant liability, (iii) the additional funds borrowed under our DOE Loan Facility from April 1, 2010 through the date of this prospectus of $11.9 million, (iv) the issuance of 100,000 shares of our common stock upon the net exercise of common stock warrants that will automatically occur upon the completion of this offering and (v) the issuance of a warrant to the DOE on May 21, 2010 for the purchase of 5,100 shares of common stock at an exercise price of $8.94 per share; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments as well as (i) the sale of             shares of common stock by us in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering

expenses payable by us and (ii) the sale of              shares of common stock to be purchased directly from us by Toyota in the concurrent private placement based on an assumed initial public offering price of $             per share.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$61,546	$73,444
Restricted cash(2)	7,487	7,487
Property and equipment, net	26,866	26,866
Working capital	41,497	53,395
Total assets	145,320	157,218
Convertible preferred stock warrant liability	10,359	—
Common stock warrant liability	—	6,116
Capital lease obligations, less current portion	719	719
Long-term debt(3)	29,920	41,818
Convertible preferred stock	319,225	—
Total stockholders’ equity (deficit)	(279,297)	44,179

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The restricted cash represents a deposit held in escrow for the purchase of manufacturing equipment, security deposits related to lease agreements, equipment financing, as well as security held by a vendor as part of the vendor’s standard credit policies. On a pro forma as adjusted basis, the restricted cash also represents the portion of the proceeds from this offering and the concurrent private placement that we are required to hold in a separate dedicated account pursuant to our DOE Loan Facility to fund certain costs of our powertrain and Model S manufacturing facility projects.
(3)	On January 20, 2010, we entered into a loan agreement with the United States Federal Financing Bank, or the FFB, and the DOE, pursuant to the Advanced Technology Vehicles Manufacturing Incentive Program, or the ATVM Program. Under such facility, the FFB has made available to us two multi-draw term loan facilities in an aggregate principal amount of up to $465.0 million. Up to an aggregate principal amount of $101.2 million will be made available under the first term loan facility to finance up to 80% of the costs eligible for funding under the ATVM Program for the build out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components. Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 80% of the costs eligible for funding under the ATVM Program for the development of, and to build out the manufacturing facility for the Model S sedan. See the section titled “Business—Governmental Programs, Incentives and Regulations—United States Department of Energy Loans” below for additional information.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. If any of the following risks materialize, our business, prospects, financial condition and operating results could be materially harmed. In such case, the price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business and Industry

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

You must consider the risks and difficulties we face as an early stage company with limited operating history. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed. We were formed in July 2003. We began delivering our first performance electric vehicle, the Tesla Roadster, in early 2008, and as of March 31, 2010 we had only sold 1,063 production vehicles to customers, almost all of which were sold in the United States and Europe. Our revenues were $14.7 million for the year ended December 31, 2008, $111.9 million for the year ended December 31, 2009 and $20.8 million for the three months ended March 31, 2010. We have a very limited operating history on which investors can base an evaluation of our business, operating results and prospects. To date we have derived our revenues principally from sales of the Tesla Roadster and related sales of zero emission vehicle credits, and to a lesser extent on products and services related to electric powertrain sales. We intend in the longer term to derive substantial revenues from the sales of our planned Model S sedan electric vehicle which is at an early stage of development and which we do not expect to be in production until 2012. We have no operating history with respect to the Model S electric vehicle and have only recently begun the component procurement process for the Model S, which limits our ability to accurately forecast the cost of the vehicle. In addition, we recently announced that we have entered into an agreement to purchase a manufacturing facility in Fremont, California to produce such vehicles, but we have not yet finalized the design or completed our engineering, manufacturing or component supply plans for the Model S. In addition, to date our powertrain sales, development services revenue and powertrain research and development compensation have been exclusively generated under arrangements with Daimler AG, or Daimler, for the development and sale of a battery pack and a charger for Daimler’s Smart fortwo electric drive. Blackstar Investco LLC, or Blackstar, an affiliate of Daimler, holds more than 5% of our outstanding capital stock. Other than our arrangements with Daimler and its affiliates, we have not entered into any development or sales agreement for our electric powertrain business. There are no assurances that we will be able to secure future business with Daimler or its affiliates. In May 2010, Tesla and Toyota Motor Corporation, or Toyota, announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. However, we have not entered into any agreements with Toyota for any such arrangements, including any purchase orders, and we may never do so.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. For example, in the four most recent fiscal quarters ended March 31, 2010, we have recorded quarterly revenue of as much as $45.5 million and as little as $18.6 million and quarterly operating losses of as much as $26.0 million and as little as $4.3 million. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

In addition, our revenues to date have included amounts we receive from selling zero emission vehicle, or ZEV, credits to other automobile manufacturers, pursuant to certain state regulations. We have entered into an agreement with American Honda Co., Inc., or Honda, in 2009 for the sale of ZEV credits that we earn from the sale of vehicles that we manufacture through December 31, 2011. As of March 31, 2010, we had sold credits for 368 vehicles under this agreement and Honda has an obligation to purchase additional credits earned from the sale of any remaining vehicles that we manufactured in 2009 but sold in 2010 and from the sale of up to 287 additional vehicles manufactured in 2010 and 2011 prior to the expiration of the agreement. For the years ended December 31, 2008 and 2009, and the three months ended March 31, 2010, we recognized revenue from the sale of ZEV credits of $3.5 million, $8.2 million and $0.5 million, respectively. We may not be able to enter into new agreements to sell any additional credits we may earn in excess of the current contractual amounts on equivalent terms and if this occurs, our financial results will be harmed.

We have a history of losses and we expect significant increases in our costs and expenses to result in continuing losses for at least the foreseeable future.

We incurred a net loss of $29.5 million for the three months ended March 31, 2010 and have incurred net losses of approximately $290.2 million from our inception through March 31, 2010. We have had net losses in each quarter since our inception. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin significant deliveries of the Model S, which is not expected to occur until 2012, or possibly later. Even if we are able to successfully develop the Model S, there can be no assurance that it will be commercially successful. If we are to ever achieve profitability it will be dependent upon the successful development and successful commercial introduction and acceptance of automobiles such as the Model S, which may not occur.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture our planned Model S;

•	design, develop and manufacture components of our electric powertrain;

•	develop and equip our planned manufacturing facility to produce our Model S in Fremont, California;

•	build up inventories of parts and components for our Model S;

•	develop and equip manufacturing facilities to produce our electric powertrain components;

•	open new Tesla stores;

•	expand our design, development, maintenance and repair capabilities;

•	increase our sales and marketing activities; and

•	increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

In addition, as of March 31, 2010, we had recorded a full valuation allowance on our United States net deferred tax assets as at this point we believe it is more likely than not that we will not achieve profitability and accordingly be able to use our deferred tax assets in the foreseeable future. In addition, we have not yet determined whether this offering would constitute an ownership change resulting in limitations on our ability to use our net operating loss and tax credit carry-forwards. If an ownership change is deemed to have occurred as a result of this offering, utilization of these assets could be significantly reduced.

Our future growth is dependent upon consumers’ willingness to adopt electric vehicles.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles, generally, and electric vehicles in particular. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:

•

perceptions about electric vehicle quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;

•

perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including vehicle electronics and regenerative braking systems, such as the possible perception that Toyota’s recent vehicle recalls may be attributable to these systems;

•	the limited range over which electric vehicles may be driven on a single battery charge;

•	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability, which could derail our past and present efforts to promote electric vehicles as a practical solution to vehicles which require gasoline;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric vehicles;

•	consumers’ desire and ability to purchase a luxury automobile or one that is perceived as exclusive;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•

consumers’ perceptions of the dependency of the United States on oil from unstable or hostile countries, and government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

•	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

•	perceptions about and the actual cost of alternative fuel; and

•	macroeconomic factors.

In addition, recent reports have suggested the potential for extreme temperatures to affect the range or performance of electric vehicles. Based on internal testing, we estimate that our Tesla Roadster would have a 5-10% reduction in range when operated in -20°C temperatures. To the extent customers have concerns about such reductions or third party reports which suggest reductions in range greater than our estimates gain widespread acceptance, our ability to market and sell our vehicles, particularly in colder climates, may be adversely impacted.

Additionally, we may become subject to regulations that may require us to alter the design of our vehicles, which could negatively impact consumer interest in our vehicles. For example, our electric vehicles make less noise than internal combustion vehicles. We are aware of advocacy groups, such as U.S. National Federation of the Blind, which are lobbying for regulations to require electric vehicle manufacturers to adopt minimum sound standards.

The influence of any of the factors described above may cause current or potential customers not to purchase our electric vehicles, which would seriously harm our business, operating results, financial condition and prospects.

The range of our electric vehicles on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our vehicles.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their Tesla vehicle as well as the frequency with which they charge the battery of their Tesla vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 60-65% of its ability to hold its initial charge after approximately 100,000 miles and 7 years, which will result in a decrease to the vehicle’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase our vehicles, which may harm our ability to market and sell our vehicles.

The operation of our vehicles is different from internal combustion engine vehicles and our customers may experience difficulty operating them properly, including difficulty transitioning between different methods of braking.

We have designed our vehicles to minimize inconvenience and inadvertent driver damage to the powertrain. In certain instances, these protections may cause the vehicle to behave in ways that are unfamiliar to drivers of internal combustion vehicles. For example, we employ regenerative braking to recharge the battery in most modes of vehicle operation. Our customers may become accustomed to using this regenerative braking instead of the wheel brakes to slow the vehicle. However, when the vehicle is at maximum charge, the regenerative braking is not needed and is not employed. Accordingly, our customers may have difficulty shifting between different methods of braking. In addition, we use safety mechanisms to limit motor torque when the powertrain system reaches elevated temperatures. In such instances, the vehicle’s acceleration and speed will decrease. Finally, if the driver permits the battery to substantially deplete its charge, the vehicle will progressively limit motor torque and speed to preserve the charge that remains. The vehicle will lose speed and ultimately coast to a stop. Despite several warnings about an imminent loss of charge, the ultimate loss of speed may be unexpected. There can be no assurance that our customers will operate the vehicles properly, especially in these situations. Any accidents resulting from such failure to operate our vehicles properly could harm our brand and reputation, result in adverse publicity and product liability claims, and have a negative affect on our business, prospects, financial condition and operating results. In addition, if consumers dislike these features, they may choose not to buy additional cars from us which could also harm our business and prospects.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of our vehicles, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position.

We may be unable to keep up with changes in electric vehicle technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric vehicle technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology, in particular battery cell technology. However, our vehicles may not compete effectively with alternative vehicles if we are not able to source and integrate the latest technology into our vehicles. For example, we do not manufacture battery cells which makes us dependent upon other suppliers of battery cell technology for our battery packs.

We are dependent upon our ability to fully draw down on our loan facility from the United States Department of Energy, which may restrict our ability to conduct our business.

Our plan for manufacturing the Model S and for developing our electric powertrain facility depends on our ability to fully draw down on our loan facility from the United States Department of Energy, or the DOE, under the DOE’s Advanced Technology Vehicles Manufacturing Incentive Program, or ATVM Program. In January 2010, we entered into a loan facility with the Federal Financing Bank, or the FFB, that is guaranteed by the DOE and which we refer to as the DOE Loan Facility. Our DOE Loan Facility provides for a $465.0 million loan facility under the DOE’s ATVM Program to help finance the continued development of the Model S, including the planned build out and operation of a manufacturing facility, and to finance the planned build out and operation of our electric powertrain manufacturing facility. We cannot, however, access all of these funds at once, but only over a period of up to three years through periodic draws as eligible costs are incurred. Through the date of this prospectus, we have received draw-downs under our DOE Loan Facility for an aggregate of $41.8 million. Our ability to draw down these funds under the DOE Loan Facility is conditioned upon several draw conditions. For the Model S manufacturing facility project, the draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the planned Model S manufacturing facility, including an environmental assessment of such facility approved by the DOE and the completion of the processes under the National Environmental Policy Act, or NEPA, and the California Environmental Quality Act, or CEQA. For the electric powertrain manufacturing facility, the draw conditions include our achievement of progress milestones relating to the development of the powertrain manufacturing facility and the successful development of commercial arrangements with third parties for the supply of powertrain components. Additionally, the DOE Loan Facility will require us to comply with certain operating covenants and will place additional restrictions on our ability to operate our business. We are unaccustomed to managing our business with such restrictions and others that are associated with a significant credit agreement. If we are unable to draw down the anticipated funds under the DOE Loan Facility, or our ability to make such draw downs is delayed, we may need to obtain additional or alternative financing to operate our Model S and electric powertrain manufacturing facilities to the extent our cash on hand is insufficient. Any failure to obtain the DOE funds or secure other alternative funding could materially and adversely affect our business and prospects. Such additional or alternative financing may not be available on attractive terms, if at all, and could be more costly for us to obtain. As a result, our plans for building our Model S and electric powertrain manufacturing plants could be significantly delayed which would adversely affect our business, prospects, financial condition and operating results.

Our DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the project be conducted in accordance with the business plan for such project, compliance with all requirements of the ATVM Program, and limitations on our and our subsidiaries’ ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, prepay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business and enter into certain restrictive agreements. These restrictions may limit our ability to operate our business and may cause us to take actions or prevent us from taking actions we believe are necessary from a competitive standpoint or that we otherwise believe are necessary to grow our business.

Our distribution model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating our business, operating results and future prospects difficult.

Our distribution model is not common in the automobile industry today, particularly in the United States. We plan to continue to sell our performance electric vehicles over the internet and in company-owned Tesla stores. This model of vehicle distribution is relatively new and unproven, especially in the United States, and subjects us to substantial risk as it requires, in the aggregate, a significant expenditure and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system. For example, we will not be able to utilize long established sales channels developed through a franchise system to increase our sales volume, which may harm our business, prospects, financials condition and operating results. Moreover, we will be competing with companies with well established distribution channels.

As of May 25, 2010, we had opened 11 Tesla stores in the United States and Europe, 8 of which have been open for less than one year. We have only limited experience distributing and selling our performance vehicles through our Tesla stores. As of March 31, 2010 we had only sold 1,063 Tesla Roadsters to customers, primarily in the United States and Europe. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from local and state authorities, and we may not be successful in addressing these challenges.

You must consider our business and prospects in light of the risks, uncertainties and difficulties we encounter as we implement our business model. For instance, we will need to persuade customers, suppliers and regulators of the validity and sustainability of our business model. We cannot be certain that we will be able to do so, or to successfully address the risks, uncertainties and difficulties that our business strategy faces. Any failure to successfully address any of the risks, uncertainties and difficulties related to our business model would have a material adverse effect on our business and prospects.

We may face regulatory limitations on our ability to sell vehicles directly or over the internet which could materially and adversely affect our ability to sell our electric vehicles.

We sell our vehicles from our Tesla stores as well as over the internet. We may not be able to sell our vehicles through this sales model in each state in the United States as many states have laws that may be interpreted to prohibit internet sales by manufacturers to residents of the state or to impose other limitations on this sales model, including laws that prohibit manufacturers from selling vehicles directly to consumers without the use of an independent dealership or without a physical presence in the state. For example, the state of Texas prohibits a manufacturer from being licensed as a dealer or to act in the capacity of a dealer, which would prohibit us from operating a store in the state of Texas and may restrict our ability to sell vehicles to Texas residents over the internet from out of state altogether without altering our sales model. The state of Kansas provides that a manufacturer cannot deliver a vehicle to a Kansas resident except through a dealer licensed to do business in the state of Kansas, which may be interpreted to require us to open a store in the state of Kansas in order to sell vehicles to Kansas residents. In some states where we have opened a “gallery,” which is a location where potential customers can view our vehicles but is not a full retail location, it is possible that a state regulator could take the position that activities at our gallery constitute an unlicensed motor vehicle dealership and thereby violates applicable manufacturer-dealer laws. For example, the state of Colorado required us to obtain dealer and manufacturer licenses in the state in order to operate our gallery in Colorado. In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the internet to residents of the state thereby limiting our ability to sell vehicles in states where we do not maintain service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we will face as we sell our vehicles. In many states, the application of state motor vehicle laws to our specific sales model is largely untested under state motor vehicle industry laws, particularly with respect to sales over the internet, and would be determined by a fact specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, the manner in which the applicable authorities will apply their state laws to our distribution model is unknown. Such laws, as well as other laws governing the motor vehicle industry, may subject us to potential inquiries and investigations from state motor vehicle regulators who may question whether our sales model complies with applicable state motor vehicle industry laws and who may require us to change our sales model or may prohibit our ability to sell our vehicles to residents in such states.

To date, we are registered as both a motor vehicle manufacturer and dealer in California, Colorado, Florida, Illinois and Washington and we are licensed as a motor vehicle dealer in the state of New York. We have not yet sought formal clarification of our ability to sell our vehicles in any other states.

Furthermore, while we have performed an analysis of the principal laws in the European Union relating to our distribution model and believe we comply with such laws, we have not performed a complete analysis in all foreign jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our vehicle reservation practices or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time.

We are significantly dependent upon revenue generated from the sale of our electric vehicles, specifically the Tesla Roadster, in the near term, and our future success will be dependent upon our ability to design and achieve market acceptance of new vehicle models, and specifically the Model S.

We currently generate substantially all of our revenue from the sale of our Tesla Roadsters and the sale of the related zero emission vehicle credits. We began production of our Tesla Roadster only in 2008, and our second planned vehicle, our Model S, is not expected to be in production until 2012, requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful. There can be no assurance that we will be able to design future models of performance electric vehicles that will meet the expectations of our customers or that our future models, including the Model S, will become commercially viable. In particular, it is common in the automotive industry for the production vehicle to have a styling and design different from that of the concept vehicle, which may happen with the Model S. We believe the design of the early prototype Model S is one of the key reasons why we have received approximately 2,200 reservations for the vehicle as of March 31, 2010. To the extent that we are not able to build the production Model S to the expectations created by the early prototype, customers may cancel their reservations and our future sales could be harmed. Additionally, historically, automobile customers have come to expect new and improved vehicle models to be introduced frequently. In order to meet these expectations, we may in the future be required to introduce on a regular basis new vehicle models as well as enhanced versions of existing vehicle models. As technologies change in the future for automobiles in general and performance electric vehicles specifically, we will be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology. To date we have limited experience simultaneously designing, testing, manufacturing and selling our electric vehicles.

We anticipate that we will experience an increase in losses and may experience a decrease in automotive sales revenues prior to the launch of the Model S.

Prior to the launch of our Model S, we anticipate our automotive sales may decline, potentially significantly. We currently produce the Tesla Roadster gliders, which are partially assembled vehicles that do not contain our electric powertrain, with Lotus in Hethel, England. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until December 2011. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. We do not currently plan to begin selling our next generation Tesla Roadster until at least one year after the launch of the Model S, which is expected to be in production in 2012. Furthermore, except for our arrangements with Daimler and its affiliates, we do not currently have any arrangements in place with third parties for the development or purchase of components in our electric powertrain business. There are no assurances that we will be able to secure future business with Daimler or its affiliates as it has indicated its intent to produce all of its lithium-ion batteries by 2012 as part of a joint venture with Evonik Industries AG and has announced it has entered into a memorandum of understanding with BYD Auto to collaborate on the development of an electric car under a jointly owned new brand for the Chinese market. In May 2010, Tesla and Toyota announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. However, we have not entered into any agreements with Toyota for any such arrangements, including any purchase orders, and we may never do so. As a result, we anticipate that we will generate limited revenue from selling electric vehicles in 2012 until the launch of our Model S. The launch of our Model S could be delayed for a number of reasons and any such delays may be significant and would extend the period in which we would generate limited revenues from sales of our electric vehicles. The potential decrease in automotive sales revenues for the periods prior to the launch of the Model S may be significant and could materially and adversely affect our business, prospects, operating results and financial condition and our ability to fund operating losses could seriously constrain our growth.

A large amount of our Tesla Roadster sales revenue in 2009 was due to the fulfillment of orders from reservations taken in prior years.

As of March 31, 2010 we had sold 1,063 Tesla Roadsters to customers, almost all of which were sold in the United States and Europe, of which a large number were reserved by customers in prior years. Of these Tesla Roadsters, we delivered and recognized revenue on 324 in the quarter ended September 30, 2009 as we made a significant effort to increase our production capacity in order to accelerate deliveries to customers. As a result, our revenues in the quarter ended September 30, 2009 were significantly higher than in prior quarters and in subsequent quarters since that time. Additionally, to date some of our Tesla Roadster sales have been made to persons who had pre-existing relationships with our management team or who are affluent individuals with a strong interest in owning a novel product. It may be difficult to attract high numbers of new Tesla Roadster customers who do not have pre-existing relationships with us or who are attracted to buy the Tesla Roadster after its initial novelty phase. We do not expect to have a significant wait list of orders for our Tesla Roadster in the future, and we may not be able to maintain or increase our vehicle sales revenue in future quarters. This may be the case even though we will make significant investments to expand our network of Tesla stores and sales personnel. Furthermore, potential customers may decide to defer purchasing the Tesla Roadster in anticipation of our planned next generation Tesla Roadster or Model S.

We have received only a limited number of current reservations for Tesla Roadsters and Model S sedans, all of which are subject to cancellation.

As of March 31, 2010, we had unfilled reservations for approximately 110 Tesla Roadsters and approximately 2,200 Model S sedans, all of which are subject to cancellation by the customer up until delivery of the vehicle. Historically, all of our reservations have been refundable, subject to a cancellation fee and we have had a significant number of customers who submitted reservations for the Tesla Roadster or the Model S cancel those reservations. We recently changed our reservation policy to require nonrefundable deposits for Tesla Roadsters manufactured to specification, whether such vehicle is for purchase or for lease. We will also occasionally accept refundable reservation payments for the Tesla Roadster if a customer is interested in purchasing a vehicle but not yet prepared to select the vehicle specifications.

Our customers have historically cancelled, and may cancel, their reservations for many reasons, including the customer’s inability to fund the purchase, the customer’s decision to forego the purchase during the economic downturn, the customer’s lack of confidence in our long-term viability and our ability to deliver the promised vehicle, the customer’s concern over the ultimate price of the vehicle, including the price of its options, or the potentially long wait from the time a reservation is made until the time the vehicle is delivered. In addition, given the long lead times that we have historically experienced between customer reservation and delivery on the Tesla Roadster and that we expect to experience on the Model S, there is a heightened risk that customers that have made reservations may not ultimately take delivery on vehicles due to potential changes in customer preferences, competitive developments and other factors. For example, when we delayed the introduction of the original Tesla Roadster in fall 2007, we experienced a significant number of customers that cancelled their reservations and requested the return of their reservation payment. If we encounter delays in the introduction of the Model S, we believe that a significant number of our customers could cancel their reservations. As a result, no assurance can be made that reservations will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicle. Such cancellations could harm our financial condition, business, prospects and operating results.

If we are unable to design, develop, market and sell new electric vehicles and services that address additional market opportunities, our business, prospects and operating results will suffer.

We may not be able to successfully develop new electric vehicles and services, address new market segments or develop a significantly broader customer base. To date, we have focused our business on the sale of high-performance electric vehicles and have targeted relatively affluent consumers. We will need to address additional markets and expand our customer demographic in order to further grow our business. In particular, we intend the Model S to appeal to the customers of premium vehicles, which is a much larger and different demographic from that of the Tesla Roadster. Successfully offering a vehicle in this vehicle class requires delivering a vehicle with a higher standard of fit and finish in the interior and exterior than currently exists in the Tesla Roadster, at a price that is competitive with other premium vehicles. We have not completed the design, component sourcing or manufacturing process for the Model S, so it is difficult to forecast its eventual cost, manufacturability or quality. Therefore, there can be no assurance that we will be able to deliver a vehicle that is ultimately competitive in the premium vehicle market. In May 2010, we publicly announced our intent to develop a third generation electric vehicle which we expect to produce at our manufacturing facility in Fremont, California a few years after the introduction of the Model S. However, we have not yet finalized any design, engineering or component sourcing plans for this vehicle and there are no assurances that we will be able to bring this vehicle to market at a lower price point and in higher volumes than our planned Model S as we currently intend, if at all. Our failure to address additional market opportunities would harm our business, financial condition, operating results and prospects.

Our production model for the non-powertrain portion of the Model S is unproven, still evolving and is very different from the non-powertrain portion of the production model for the Tesla Roadster.

Our future business depends in large part on our ability to execute on our plans to develop, manufacture, market and sell our planned Model S electric vehicle. To date our revenues have been principally derived from the sales of our Tesla Roadster. The Tesla Roadster has only been produced in low volume quantities and the body is assembled by Lotus Cars Limited, or Lotus, in the United Kingdom, with the final assembly by us at our facility in Menlo Park, California for sales destined in the United States. We plan to manufacture the Model S in higher volumes than our present production capabilities in our planned manufacturing facility in Fremont, California. As a result, the non-powertrain portion of the production model for the Model S will be substantially different and significantly more complex than the non-powertrain portion of the production model for the Tesla Roadster. In addition, we plan to introduce a number of new manufacturing technologies and techniques, such as a new painting process and aluminum spot welding systems, which have not been widely adopted in the automotive industry. Our Model S production model will require significant investments of cash and management resources and we may experience unexpected delays or difficulties that could postpone our ability to launch or achieve full manufacturing capacity for the Model S, which could have a material adverse effect on our business, prospects, operating results and financial condition.

Our production model for the Model S is based on many key assumptions, which may turn out to be incorrect, including:

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that we will be able to secure the funding necessary to build out and equip our planned manufacturing facility in Fremont, California in a timely manner, including meeting milestones and other conditions necessary to draw down funds under our loan facility with the DOE;

•	that we will able to develop and equip our planned manufacturing facility for the Model S in Fremont, California without exceeding our projected costs and on our projected timeline;

•	that the equipment we select will be able to accurately manufacture the vehicle within specified design tolerances;

•

that we will be able to close on our agreement to purchase our planned Model S manufacturing facility in Fremont, California and that we will be able to comply with the provisions of this agreement, including the environmental provisions, at a cost and over a period of time consistent with what we presently anticipate;

•

that our computer aided design process can reduce the product development time by accurately predicting the performance of our vehicle for passing relevant safety standards, including standards that can only be met through expensive crash testing;

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that we will be able to obtain the necessary permits and approvals, including those under the CEQA and NEPA, as well as air quality permits, to comply with environmental and similar regulations to operate our manufacturing facilities and our business on our projected timeline;

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that we will be able to engage suppliers for the necessary components on terms and conditions acceptable to us and that we will be able to obtain components on a timely basis and in the necessary quantities;

•	that we will be able to deliver final component designs to our suppliers in a timely manner;

•	that we will be able to attract, recruit, hire and train skilled employees, including employees on the production line, to operate our planned Model S manufacturing facility in Fremont, California;

•	that we will be able to maintain high quality controls as we transition to an in-house manufacturing process; and

•	that we will not experience any significant delays or disruptions in our supply chain.

If one or more of the foregoing assumptions turns out to be incorrect, our ability to successfully launch the Model S on time and on budget if at all, and our business prospects, operating results and financial condition may be materially and adversely impacted.

We have no experience to date in high volume manufacturing of our electric vehicles. We do not know whether we will be able to develop efficient, automated, low-cost manufacturing capability and processes, and reliable sources of component supply, that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes required to successfully mass market the Model S. Even if we are successful in developing our high volume manufacturing capability and processes and reliable sources of component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or in time to meet our vehicle commercialization schedules or to satisfy the requirements of customers. Any failure to develop such manufacturing processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

We may experience significant delays in the design, manufacture, launch and financing of the Model S, including in the build out of our planned Model S manufacturing facility, which could harm our business and prospects.

Any delay in the financing, design, manufacture and launch of the Model S, including in the build out of our planned Model S manufacturing facility, could materially damage our brand, business, prospects, financial condition and operating results. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models. We experienced significant delays in launching the Tesla Roadster. We initially announced that we would begin delivering the Tesla Roadster in June 2007, but due to various design and production delays, we did not physically deliver our first Tesla Roadster until February 2008, and we only achieved higher production of this vehicle in the quarter ended December 31, 2008. These delays resulted in additional costs and adverse publicity for our business. We may experience similar delays in launching the Model S, and any such delays could be significant.

In May 2010, we entered into an agreement to purchase an existing automobile production facility in Fremont, California from New United Motor Manufacturing, Inc., or NUMMI, which is a joint venture between Toyota and Motors Liquidation Company, the owner of selected assets of General Motors. We currently intend to manufacture and assemble our Model S in this facility beginning in 2012. Our purchase agreement includes the buildings, improvements and infrastructure systems required to operate the facility but does not include the manufacturing equipment currently located in such facility, which will likely be auctioned off over the next several months. Although we have the right to participate in such auctions, much of the equipment may not be suitable for our needs and therefore we may be required to purchase alternative equipment which may not be available on terms favorable to us.

In addition, final designs for the Model S and plans for the build out of the planned manufacturing facility are still in process, and various aspects of the Model S component procurement and manufacturing plans have not yet been determined. We are currently evaluating, qualifying and selecting our suppliers for the planned production of the Model S. However, we may not be able to engage suppliers for the remaining components in a timely manner, at an acceptable price or in the necessary quantities. In addition, we will also need to do extensive testing to ensure that the Model S is in compliance with applicable NHTSA safety regulations and EPA regulations prior to beginning mass production and delivery of the vehicles. Our plan to begin production of the Model S in 2012 is dependent upon the timely availability of funds, upon our finalizing the related design, engineering, component procurement, testing, build out and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline.

We previously examined alternative sites for our planned Model S manufacturing facility and have been developing our manufacturing plans since 2008. We entered into an agreement for the purchase of our planned facility in Fremont, California in May 2010 and selected it in part because it was recently used for automobile manufacturing, was located within 20 miles of our Palo Alto engineering facility, and we believe its size may allow us to adapt our internal manufacturing plans quickly. We expect that all these factors will support the timely start of production for the Model S. However, because we have only recently selected this facility and have not begun to implement our manufacturing plans and because we have not yet closed the purchase of the Fremont facility, we may experience unexpected delays in completing the build out of this facility for the production of our planned Model S.

We intend to fund the build out of the planned manufacturing facility principally by using existing cash, cash from this offering, cash from the concurrent private placement and cash obtained through the DOE Loan Facility. Our ability to draw down these funds under the DOE Loan Facility is conditioned upon several draw conditions. These draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the planned Model S manufacturing facility, including an environmental assessment of such facility approved by the DOE and the completion of the processes under NEPA and CEQA. If we are unable to draw down the anticipated funds under the DOE Loan Facility on the timeline that we anticipate, our plans for building our Model S and electric powertrain manufacturing plants could be significantly delayed which would adversely affect our business, prospects, financial condition and operating results.

We face significant barriers in our attempt to produce our Model S, and if we cannot successfully overcome those barriers our business will be negatively impacted.

We face significant barriers as we attempt to produce our first mass produced vehicle, our Model S. We currently have a drivable early prototype of the Model S, but do not have a full production intent prototype, a final design, a built-out manufacturing facility or a manufacturing process. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. As a manufacturer and seller of only electric vehicles, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter including additional costs of developing and producing an electric powertrain that has comparable performance to a traditional gasoline engine in terms of range and power, inexperience with servicing electric vehicles, regulations associated with the transport of lithium-ion batteries and unproven high-volume customer demand for fully electric vehicles. In addition, while we are designing the Model S to have the capability to swap out its battery pack, there are no specialized facilities today to perform such swapping. While we may offer this service in the future at our stores, no assurance can be provided that we will do so, or that any other third party will offer such services. We must successfully overcome these barriers as we move from producing the low volume Tesla Roadster to the Model S which we plan to produce at much higher volumes. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted and our ability to grow our business will be harmed.

Any changes to the Federal Trade Commission’s electric vehicle range testing procedure or the United States Environmental Protection Agency’s energy consumption regulations for electric vehicles could result in a reduction to the advertised range of our vehicles which could negatively impact our sales and harm our business.

The Federal Trade Commission, or FTC, requires us to calculate and display the range of our electric vehicles on a label we affix to the vehicle’s window. The FTC specifies that we follow testing requirements set forth by the Society of Automotive Engineers, or SAE, which further requires that we test using the United States Environmental Protection Agency’s, or EPA’s, combined city and highway testing cycles. The EPA recently announced that it would develop and establish new energy efficiency testing methodologies for electric vehicles. Based on initial indications from the EPA, we believe it is likely that the EPA will modify its testing cycles in a manner that, when applied to our vehicles, could reduce the advertised range of our vehicles by up to 30% as compared to the combined two-cycle test currently applicable to our vehicles. However, there can be no assurance that the modified EPA testing cycles will not result in a greater reduction. To the extent that the FTC adopts these procedures in place of the current procedures from the SAE, this could impair our ability to advertise the Tesla Roadster as a vehicle that is capable of going in excess of 200 miles. Moreover, such changes could impair our ability to deliver the Model S with the initially advertised range, which could result in the cancellation of a number of the approximately 2,200 reservations that have been placed for the Model S as of March 31, 2010. Any reduction in the advertised range of our vehicles could negatively impact our vehicle sales and harm our business.

We have no experience with using common platforms in the design and manufacture of our vehicles.

If we are unable to effectively leverage the benefits of using an adaptable platform architecture, our business prospects, operating results and financial condition would be adversely affected. We intend to design the Model S with an adaptable platform architecture and common electric powertrain so that we can use the platform of the Model S to create future electric vehicles, including, as examples, a crossover/sport utility vehicle, a van and a cabriolet. We have no experience with using common platforms in the design and manufacture of our vehicles and the design of the Model S is not complete. We may make changes to the design of the Model S that may make it more difficult to use the Model S platform for future vehicles. There are no assurances that we will be able to use the Model S platform to bring future vehicle models to market faster or more inexpensively by leveraging use of this common platform or that there will be sufficient customer demand for additional vehicle variants of this platform.

If we are unable to reduce and adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to reduce and/or maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our electric vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our electric vehicles. When we first began delivering our Tesla Roadster in early 2008, our marginal costs of producing the Tesla Roadster exceeded our revenue from selling those vehicles. Revenue from the sales of our Tesla Roadster as well as from zero emission vehicle, or ZEV, credits did not exceed costs of revenues related to our Tesla Roadster, until the quarter ended June 30, 2009. There can be no assurances that our costs of producing and delivering the Model S will be less than the revenue we generate from sales at the time of the Model S launch or that we will ever achieve a positive gross margin on sales of the Model S.

We incur significant costs related to procuring the raw materials required to manufacture our high-performance electric cars, assembling vehicles and compensating our personnel. We will also incur substantial costs in constructing and building out our Model S and powertrain manufacturing facilities, each of which could potentially face cost overruns or delays in construction. Additionally, in the future we may be required to incur substantial marketing costs and expenses to promote our vehicles, including through the use of traditional media such as television, radio and print, even though our marketing expenses to date have been relatively limited. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components, such as lithium-ion battery cells or carbon fiber body panels used in our vehicles, could increase due to shortages as global demand for these products increases. Indeed, if the popularity of electric vehicles exceeds current expectations without significant expansion in battery cell production capacity and advancements in battery cell technology, shortages could occur which would result in increased materials costs to us.

The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from established competitors and expect to face competition from others in the future.

The worldwide automotive market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. As of March 31, 2010, no other mass produced performance highway capable electric vehicles were being sold in the United States or Europe. However, we expect competitors to enter these markets within the next several years with some entering as early as the end of 2010 and as they do so we expect that we will experience significant competition. With respect to our Tesla Roadster, we currently face strong competition from established automobile manufacturers, including manufacturers of high-performance vehicles, such as Porsche and Ferrari. In addition, upon the launch of our Model S sedan, we will face competition from existing and future automobile manufacturers in the extremely competitive luxury sedan market, including Audi, BMW, Lexus and Mercedes.

Many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. For example, Nissan has announced that it is developing the Nissan Leaf, a fully electric vehicle, which it plans to bring to market in late 2010. BYD Auto has also announced plans to bring an electric vehicle into the United States market in 2010, and Ford has announced that it plans to introduce an electric vehicle in 2011. In addition, several manufacturers, including General Motors, Toyota, Ford, and Honda, are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. For example, General Motors has announced that it is developing the Chevrolet Volt, which is a plug-in hybrid vehicle that operates purely on electric power for a limited number of miles, at which time an internal combustion engine engages to recharge the battery. General Motors announced that it plans to begin selling the Chevrolet Volt in 2010.

Moreover, it has been reported that Daimler, Lexus, Audi, Renault, Mitsubishi, Volkswagen and Subaru are also developing electric vehicles. Several new start-ups have also announced plans to enter the market for performance electric vehicles, although none of these have yet come to market. Finally, electric vehicles have already been brought to market in China and other foreign countries and we expect a number of those manufacturers to enter the United States market as well.

Most of our current and potential competitors have significantly greater financial, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We only began offering a leasing program in February 2010 which is currently only available to qualified customers in the United States. We do not currently offer, or plan to offer, any form of direct financing on our vehicles. We have not in the past, and do not currently, offer customary discounts on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our cars or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Demand in the automobile industry is highly volatile.

Volatility of demand in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we currently compete and plan to compete in the future have been subject to considerable volatility in demand in recent periods. For example, according to automotive industry sources, sales of passenger vehicles in North America during the quarter ended December 31, 2008 were over 30% lower than those during the same period in the prior year. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new automobile manufacturer and low volume producer, we have less financial resources than more established automobile manufacturers to withstand changes in the market and disruptions in demand. As our business grows, economic conditions and trends in other countries and regions where we sell our electric vehicles will impact our business, prospects and operating results as well. Demand for our electric vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources as compared to many incumbent automobile manufacturers.

Difficult economic conditions may affect consumer purchases of luxury items, such as our performance electric vehicles.

Over the last two years, the deterioration in the global financial markets and continued challenging condition of the macroeconomic environment has negatively impacted consumer spending and we believe has adversely affected the sales of our Tesla Roadster. The automobile industry in particular was severely impacted by the poor economic conditions and several vehicle manufacturing companies, including General Motors and Chrysler, were forced to file for bankruptcy. Sales of new automobiles generally have dropped during this recessionary period. Sales of high-end and luxury consumer products, such as our performance electric vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. Difficult economic conditions could therefore temporarily reduce the market for vehicles in our price range. Discretionary consumer spending also is affected by other factors, including changes in tax rates and tax credits, interest rates and the availability and terms of consumer credit.

If the current difficult economic conditions continue or worsen, we may experience a decline in the demand for our Tesla Roadster or reservations for our Model S, either of which could harm our business, prospects, financial condition and operating results. Accordingly, any events that have a negative effect on the United States economy or on foreign economies or that negatively affect consumer confidence in the economy, including disruptions in credit and stock markets, and actual or perceived economic slowdowns, may harm our business, prospects, financial condition and operating results.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our electric vehicles. Demand for new cars in the automobile industry in general, and for high-performance sports vehicles such as the Tesla Roadster in particular, typically decline over the winter season, while sales are generally higher as compared to the winter season during the spring and summer months. We expect sales of the Tesla Roadster to fluctuate on a seasonal basis with increased sales during the spring and summer months in our second and third fiscal quarters relative to our fourth and first fiscal quarters. We note that, in general, automotive sales tend to decline over the winter season and we anticipate that our sales of the Model S and other models we introduce may have similar seasonality. However, our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period operating results to vary based on our operating costs which we anticipate will increase significantly in future periods as we, among other things, design, develop and manufacture our planned Model S and electric powertrain components, build and equip new manufacturing facilities to produce the Model S and electric powertrain components, open new Tesla stores with maintenance and repair capabilities, incur costs for warranty repairs or product recalls, if any, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Marketplace confidence in our liquidity and long-term business prospects is important for building and maintaining our business.

If we are unable to establish and maintain confidence about our liquidity and business prospects among consumers and within our industry, then our financial condition, operating results and business prospects may suffer. Our vehicles are highly technical products that require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might have much more difficulty in maintaining their vehicles and obtaining satisfactory support. As a result, consumers may be less likely to purchase our vehicles now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. For example, during the economic downturn of 2008, we had difficulty raising the necessary funding for our operations, and, as a result, in the quarter ended December 31, 2008 we had to lay off approximately 60 employees and curtail our expansion plans. In addition, during this period a number of customers canceled their previously placed reservations. If we are required to take similar actions in the future, such actions may result in negative perceptions regarding our liquidity and long-term business prospects.

Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers and other parties in our liquidity and long-term business prospects. In contrast to some more established auto makers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

•	our limited operating history;

•	our limited revenues and lack of profitability to date;

•	unfamiliarity with or uncertainty about the Tesla Roadster and the Model S;

•	uncertainty about the long-term marketplace acceptance of alternative fuel vehicles, or electric vehicles specifically;

•	the prospect that we will need ongoing infusions of external capital to fund our planned operations;

•	the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and

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the prospect or actual emergence of direct, sustained competitive pressure from more established auto makers, which may be more likely if our initial efforts are perceived to be commercially successful.

Many of these factors are largely outside our control, and any negative perceptions about our liquidity or long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional funds when needed.

We may need to raise additional funds and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our operations and prospects could be negatively affected.

The design, manufacture, sale and servicing of automobiles is a capital intensive business. Since inception through March 31, 2010, we have incurred net losses of approximately $290.2 million and have used approximately $230.5 million of cash in operations and while recognizing only approximately $147.6 million in revenue. As of March 31, 2010, we had $61.5 million in cash and cash equivalents. We expect that the proceeds of this offering, the concurrent private placement and the DOE Loan Facility, together with our anticipated cash from operating activities and cash on hand, will be sufficient to fund our operations for the next 24 months. However, if there are delays in the launch of the Model S, if we are unable to draw down the anticipated funds under the DOE Loan Facility, or if the costs in building our Model S and powertrain manufacturing facilities exceed our expectations or if we incur any significant unplanned expenses, we may need to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund our ongoing operations, continue research, development and design efforts, expand our network of Tesla stores and services centers, improve infrastructure and introduce new vehicles. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our operations and prospects could be negatively affected. For example, during the economic downturn of 2008, we had difficulty raising the necessary funding for our operations and, as a result, in the quarter ended December 31, 2008 we had to lay off approximately 60 employees and curtail our expansion plans. Additionally, under our DOE Loan Facility, we face restrictions on our ability to incur additional indebtedness, and in the future may need to obtain a waiver from the DOE in order to do so. We may not be able to obtain such waiver from the DOE which may harm our business. Future issuance of equity or equity-related securities will dilute the ownership interest of existing stockholders and our issuance of debt securities could increase the risk or perceived risk of our company.

If our vehicles fail to perform as expected, our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our vehicles use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. While we have performed extensive internal testing, we currently have a very limited frame of reference by which to evaluate the performance of our Tesla Roadster in the hands of our customers and currently have no frame of reference by which to evaluate the performance of our Tesla Roadster after several years of customer driving. We have no frame of reference by which to evaluate our Model S upon which our business prospects depend. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. We previously experienced a product recall in May 2009 after we determined that a condition caused by insufficient torquing of the rear inner hub flange bolt existed in some of our Tesla Roadsters, as a result of a missed process during the manufacture of the Tesla Roadster “glider,” which is the partially assembled Tesla Roadster that does not contain our electric powertrain. We may experience additional recalls in the future, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations. Our electric vehicles, including the Tesla Roadster and Model S, may not perform consistent with customers’ expectations or consistent with other vehicles currently available. For example, our electric vehicles may not have the durability or longevity of current vehicles, and may not be as easy to repair as other vehicles currently on the market. Any product defects or any other failure of our performance electric vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We have very limited experience servicing our vehicles and we are using a different service model from the one typically used in the industry. If we are unable to address the service requirements of our existing and future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our existing and future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our Tesla Roadster customers will have a direct impact on the success of the Model S and our future vehicles. If we are unable to satisfactorily service our Tesla Roadsters customers, our ability to generate customer loyalty, grow our business and sell additional Tesla Roadsters as well as Model S sedans could be impaired.

We have very limited experience servicing our vehicles. As of March 31, 2010 we had sold only 1,063 Tesla Roadsters to customers, primarily in the United States and Europe. We do not plan to begin production of any Model S vehicles until 2012, and do not have any experience servicing these cars as they do not exist currently. Servicing electric vehicles is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques.

We plan to service our performance electric vehicles through our company-owned Tesla stores and through our mobile service technicians known as the Tesla Rangers. As of May 25, 2010, we had opened 11 Tesla stores that are equipped to actively service our performance electric vehicles, 8 of which have been open for less than one year, and to date we have only limited experience servicing our performance vehicles through our Tesla stores. We will need to open additional Tesla stores with service capabilities, as well as hire and train significant numbers of new employees to staff these centers and act as Tesla Rangers, in order to successfully maintain our fleet of delivered performance electric vehicles. We only implemented our Tesla Rangers program in October 2009 and have limited experience in deploying them to service our customers’ vehicles. There can be no assurance that these service arrangements or our limited experience servicing our vehicles will adequately address the service requirements of our customers to their satisfaction, or that we will have sufficient resources to meet these service requirement in a timely manner as the volume of vehicles we are able to deliver annually increases.

We do not expect to be able to open Tesla stores in all the geographic areas in which our existing and potential customers may reside. In order to address the service needs of customers that are not in geographical proximity to our service centers, we plan to either transport those vehicles to the nearest Tesla store for servicing or deploy our mobile Tesla Rangers to service the vehicles at the customer’s location. These special arrangements may be expensive and we may not be able to recoup the costs of providing these services to our customers. In addition, a number of potential customers may choose not to purchase our vehicles because of the lack of a more widespread service network. If we do not adequately address our customers’ service needs, our brand and reputation will be adversely affected, which in turn, could have a material and adverse impact on our business, financial condition, operating results and prospects.

Traditional automobile manufacturers do not provide maintenance and repair services directly. Consumers must rather service their vehicles through franchised dealerships or through third party maintenance service providers. We do not have any such arrangements with third party service providers and it is unclear when or even whether such third party service providers will be able to acquire the expertise to service our vehicles. At this point, we anticipate that we will be providing substantially all of the service for our vehicles for the foreseeable future. As our vehicles are placed in more locations, we may encounter negative reactions from our consumers who are frustrated that they cannot use local service stations to the same extent as they have with their conventional automobiles and this frustration may result in negative publicity and reduced sales, thereby harming our business and prospects.

In addition, the motor vehicle industry laws in many states require that service facilities be available with respect to vehicles physically sold from locations in the state. Whether these laws would also require that service facilities be available with respect to vehicles sold over the internet to consumers in a state in which we have no physical presence is uncertain. While we believe our Tesla Ranger program and our practice of shipping customers’ vehicles to our nearest Tesla store for service would satisfy regulators in these circumstances, without seeking formal regulatory guidance, there are no assurances that regulators will not attempt to require that we provide physical service facilities in their states. If issues arise in connection with these laws, certain aspects of Tesla’s service program would need to be restructured to comply with state law, which may harm our business.

We may not succeed in continuing to establish, maintain and strengthen the Tesla brand, which would materially and adversely affect customer acceptance of our vehicles and components and our business, revenues and prospects.

Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the Tesla brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell the Tesla Roadster and planned electric vehicles, including the Model S, and sell our electric powertrain components. If we do not continue to establish, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality electric cars and maintenance and repair services, and we have very limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the Tesla brand will also depend heavily on the success of our marketing efforts. To date, we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. The automobile industry is intensely competitive, and we may not be successful in building, maintaining and strengthening our brand. Many of our current and potential competitors, particularly automobile manufacturers headquartered in Detroit, Japan and the European Union, have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are in the process of transitioning our battery pack assembly and gearbox manufacturing processes for the Tesla Roadster and any difficulties we encounter during this transition could materially and adversely affect our business.

We have recently completed the transition of our motor manufacturing process and are in the process of transitioning our battery pack assembly and gearbox manufacturing processes for the Tesla Roadster in-house and may experience unexpected delays or difficulties in executing this transition. We historically have used facilities in Taiwan to assemble the motors for the Tesla Roadster and facilities in San Carlos, California to assemble the battery pack for the Tesla Roadster. These operations are transitioning to our new facility in Palo Alto, California, and we believe our facility relocation will be complete in 2010. We may experience issues that disrupt the production of these components as we migrate our production processes to our Palo Alto facility. Additionally, our lease agreement for the Menlo Park facility where the powertrain is assembled in the glider of the Tesla Roadster permits the landlord to terminate the lease without cause with six months’ notice. Any such termination could require us to relocate our Menlo Park operations to another facility although we believe such relocation could be accomplished in a relatively short period of time. Any difficulties we encounter while we transition our manufacturing operations in-house could materially and adversely affect our ability to manufacture and deliver our Tesla Roadsters to customers.

We are dependent upon our relationship with Lotus for the manufacturing of the Tesla Roadster.

In July 2005, we entered into a supply agreement with Lotus, which was amended in March 2010, pursuant to which Lotus agreed to assist with the design and manufacture of our Tesla Roadster. Although we complete the final assembly of our Tesla Roadster in our Menlo Park facility for vehicles destined for the United States market, currently we are dependent upon Lotus to complete the initial portion of the assembly process of the Tesla Roadster for us in Hethel, England and we expect to be so until we discontinue sales of our current generation Tesla Roadster. The partially assembled vehicles manufactured by Lotus do not contain our electric powertrain and are referred to as “gliders.” We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until December 2011. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a number of Tesla Roadsters for sale in 2012. We anticipate that our next generation Tesla Roadster, which we plan to launch at least one year after we begin production of the Model S, will be manufactured in our own facilities.

Pursuant to the supply agreement with Lotus, we are obligated to purchase a minimum of 2,400 partially assembled or fully assembled vehicles over the term of the agreement, which will expire in December 2011. If we are unable to meet this volume requirement, we are still responsible for payment to Lotus of the lesser of (i) the sum of Lotus’ actual incurred costs and an agreed upon profit margin per vehicle up to the minimum volume requirement or (ii) £5,400,000. As of March 31, 2010, we had purchased approximately 1,200 vehicles or gliders under this agreement. We do not currently have a supply agreement with Lotus for the supply of Tesla Roadster vehicles or gliders beyond the 2,400 minimum referenced above. To the extent we would like to produce more than 2,400 vehicles, we will need to negotiate a new or amended supply agreement with Lotus but may be unable to do so on terms and conditions favorable to us, if at all. In such event, we may be required to contract with another third party to replace Lotus which would entail redesign of the Tesla Roadster chassis, adjustments to our supply chain and establishment of a light manufacturing facility. The expense and time required to complete this transition, and to assure that the vehicles and gliders manufactured at that facility comply with all relevant regulatory requirements, may turn out to be higher than anticipated. Entry into any such contract with another third party might also require us to agree to terms with Lotus on which Lotus would license certain intellectual property rights necessary for the manufacture of the Tesla Roadster to such third party. There can be no assurance that we will be able to find a third party to complete partial manufacture of the Tesla Roadster on terms favorable to us, if at all. In addition, there can be no assurance that we will be able to enter into an intellectual property rights license with Lotus on terms favorable to us, if at all. Additionally, because we are dependent upon our relationship with Lotus for the manufacturing of the Tesla Roadster, our business depends on Lotus continuing to operate as a viable and solvent entity and to continue to produce the Tesla Roadster vehicles and gliders pursuant to our supply agreement. Any delay or discontinuance by Lotus of delivery of the Tesla Roadster vehicles and gliders or failure by Lotus to produce the vehicles and gliders in accordance with quality standards would have a material adverse effect on our business, prospects, operating results and financial condition.

We are dependent on our suppliers, a significant number of which are single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us would have a material adverse effect on our business, prospects and operating results.

The Tesla Roadster uses over 2,000 purchased parts which we source from over 150 suppliers, many of whom are currently single source suppliers for these components. Our supply base is located globally, with about 30% of our suppliers located in North America, 40% in Europe and 30% in Asia. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. We refer to these component suppliers as our single source suppliers. To date we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term or at all at prices or costs that are favorable to us. In particular, while we believe that we will be able to secure alternate sources of supply for almost all of our single sourced components on a relatively short time frame, qualifying alternate suppliers or developing our own replacements for certain highly customized components of the Tesla Roadster, such as the carbon fiber body panels, which are supplied to us by Sotira 35, a unit of Sora Composites Group, and the gearboxes, which are supplied to us by BorgWarner Inc., may be time consuming and costly.

In addition, Lotus is the only manufacturer for certain components, such as the chassis of our Tesla Roadster. We therefore refer to it as a sole source supplier. Replacing the components from Lotus that are sole sourced may require us to reengineer our vehicles, which would be time consuming and costly. We do not currently utilize any sole source suppliers other than Lotus.

This supply chain exposes us to multiple potential sources of delivery failure or component shortages for the Tesla Roadster and the planned Model S. We are currently evaluating, qualifying and selecting our suppliers for the planned production of the Model S and we intend to establish dual suppliers for several key components of the Model S, although we expect that a number of components for the Model S will be single sourced. We have in the past experienced source disruptions in our supply chains which have caused delays in our production process and we may experience additional delays in the future.

Changes in business conditions, wars, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to us, at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In the past, we have replaced certain suppliers because of their failure to provide components that met our quality control standards. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Changes in our supply chain have resulted in the past, and may result in the future, in increased cost and delay. For example, a change in our supplier for our carbon fiber body panels contributed to the delay in our ability to ramp our production of the Tesla Roadster. A failure by our suppliers to provide the components necessary to manufacture our performance electric vehicles could prevent us from fulfilling customer orders in a timely fashion which could result in negative publicity, damage our brand and have a material adverse effect on our business, prospects and operating results. In addition, since we have no fixed pricing arrangements with any of our component suppliers other than Lotus, our component suppliers could increase their prices with little or no notice to us, which could harm our financial condition and operating results if we are unable to pass such price increases along to our customers.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

We may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such an increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper, as well as cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

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the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric or plug-in hybrid vehicle industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business is dependent on the continued supply of battery cells for our vehicles. While we believe several sources of the battery cell we have selected for the Tesla Roadster are available, we have fully qualified only one supplier for these cells. Any disruption is the supply of battery cells from such vendor could temporarily disrupt production of the Tesla Roadster until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs, and could reduce our margins if we cannot recoup the increased costs through increased electric vehicle prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing vehicle prices. We have also already announced an estimated price for the base model of our planned Model S but do not anticipate announcing the final pricing of the other variants of the Model S until at least 2011. However, any attempts to increase the announced or expected prices in response to increased raw material costs could be viewed negatively by our customers, result in cancellations of Model S reservations and could adversely affect our brand, image, business, prospects and operating results.

We are currently expanding and improving our information technology systems. If these implementations are not successful, our business and operations could be disrupted and our operating results could be harmed.

We are currently expanding and improving our information technology systems to assist us in the management of our business. In particular, our production of the Model S will necessitate the improvement, design and development of more expanded supply chain systems to support our operations as well as production and shop floor management. The implementation of new software management platforms and the addition of these platforms at new locations require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems, including supply chain disruptions that may affect our ability to obtain supplies when needed or to deliver vehicles to our Tesla stores and customers. We cannot be sure that these expanded systems will be fully or effectively implemented on a timely basis, if at all. If we do not successfully implement this project, our operations may be disrupted and our operating results could be harmed. In addition, the new systems may not operate as we expect them to, and we may be required to expend significant resources to correct problems or find alternative sources for performing these functions.

If our vehicle owners customize our vehicles or change the charging infrastructure with aftermarket products, the vehicle may not operate properly which could harm our business.

Automobile enthusiasts may seek to “hack” our vehicles to modify its performance which could compromise vehicle safety systems. Also, we are aware of customers who have customized their vehicles with after-market parts that may compromise driver safety. For example, some customers have installed seats that elevate the driver such that airbag and other safety systems could be compromised. Other customers have changed wheels and tires, while others have installed large speaker systems that may impact the electrical systems of the vehicle. We have not tested, nor do we endorse, such changes or products. In addition, customer use of improper external cabling or unsafe charging outlets can expose our customer to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would negatively affect our brand and harm our business, prospects, financial condition and operating results.

The success of our business depends on attracting and retaining a large number of customers. If we are unable to do so, we will not be able to achieve profitability.

Our success depends on attracting a large number of potential customers to purchase our electric vehicles. As of March 31, 2010 we had sold 1,063 Tesla Roadsters to customers, almost all of which were sold in the United States and Europe, and had accepted reservations for approximately 2,200 Model S sedans. If our existing and prospective customers do not perceive our vehicles and services to be of sufficiently high value and quality, cost competitive and appealing in aesthetics or performance, or if the final production version of the Model S is not sufficiently similar to the drivable design prototype, we may not be able to retain our current customers or attract new customers, and our business and prospects, operating results and financial condition would suffer as a result. In addition, because our performance electric vehicles to date have been sold largely through word of mouth marketing efforts, we may be required to incur significantly higher and more sustained advertising and promotional expenditures than we have previously incurred to attract customers, and use more traditional advertising techniques. In addition, if we engage in traditional advertising, we may face review by consumer protection enforcement agencies and may incur significant expenses to ensure that our advertising claims are fully supported. To date we have limited experience selling our electric vehicles and we may not be successful in attracting and retaining a large number of customers. For example, over half of our current sales team has less than one year of experience in marketing and selling our performance electric vehicles. If for any of these reasons we are not able to attract and maintain customers, our business, prospects, operating results and financial condition would be materially harmed.

Regulators could review our practice of taking reservation payments and, if the practice is deemed to violate applicable law, we could be required to pay penalties or refund the reservation payments that we have received for vehicles that are not immediately available for delivery, to stop accepting additional reservation payments, to restructure certain aspects of our reservation program, and potentially to suspend or revoke our licenses to manufacture and sell our vehicles.

To begin building a Tesla Roadster to a customer’s specifications, we require the customer to pay a nonrefundable deposit, which is applied towards the purchase price for our vehicles upon delivery of the vehicle.

For vehicles purchased directly from our showrooms, no deposit is required. We also occasionally accept refundable reservation payments for the Tesla Roadster if a customer is interested in purchasing a vehicle but not yet prepared to select the vehicle specifications. For customers who have placed a refundable reservation payment with us, the reservation payment becomes a nonrefundable deposit once the customer has selected the vehicle specifications. These reservation payments and deposits are used by us to fund, in part, our working capital requirements and help us to align production with demand. For our 2010 model year Tesla Roadsters manufactured to specification, our current purchase agreement requires the payment of an initial $9,900, €11,500 or £10,000 deposit, depending on the location of the customer. For the Model S, we require an initial refundable reservation payment of at least $5,000. As of March 31, 2010, we had collected reservation payments for undelivered Tesla Roadsters in an aggregate amount of $6.3 million and reservation payments for Model S sedans in an aggregate amount of $19.7 million. At this time, we do not plan to hold reservation payments separately or in an escrow or trust fund or pay any interest on reservation payments except to the extent applicable state laws require us to do so. We generally use these funds for working capital and other general corporate purposes.

California laws, and potentially the laws of other states, restrict the ability of licensed auto dealers to advertise or take deposits for vehicles before the vehicles are available to the dealer from the manufacturer. In November 2007, we became aware that the New Motor Vehicle Board of the California Department of Transportation has considered whether our reservation policies and advertising comply with the California Vehicle Code. To date, we have not received any communications on this topic from the New Motor Vehicle Board or the Department of Motor Vehicles, or DMV, which has the power to enforce these laws. There can be no assurance that the DMV will not take the position that our vehicle reservation or advertising practices violate the law. We expect that if the DMV determines that we may have violated the law, it would initially discuss its concerns with us and request voluntary compliance. If we are ultimately found to be in violation of California law, we might be precluded from taking reservation payments, and the DMV could take other actions against us, including levying fines and requiring us to refund reservation payments. Resolution of any inquiry may also involve restructuring certain aspects of the reservation program. In addition, California is currently the only jurisdiction in which we have licenses to both manufacture and sell our vehicles so any limitation imposed on our operations in California would be particularly damaging to our business. The DMV also has the power to suspend licenses to manufacture and sell vehicles in California, following a hearing on the merits, which it has typically exercised in cases of significant or repeat violations and/or a refusal to comply with DMV directions.

Certain states may have specific laws which apply to dealers, or manufacturers selling directly to consumers, or both. For example, the state of Washington requires that reservation payments or other payments received from residents in the state of Washington must be placed in a segregated account until delivery of the vehicle, which account must be unencumbered by any liens from creditors of the dealer and may not be used by the dealer. Consequently, we established a segregated account for reservation payments in the state of Washington in January 2010. There can be no assurance that other state or foreign jurisdictions will not require similar segregation of reservation payments received from customers. Our inability to access these funds for working capital purposes could harm our liquidity.

Furthermore, while we have performed an analysis of the principal laws in the European Union relating to our distribution model and believe we comply with such laws, we have not performed a complete analysis in all foreign jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our vehicle reservation practices or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time.

If our vehicle reservation or advertising practices or other business practices were found to violate the laws of a jurisdiction, we may face exposure under those laws and our business and prospects would be adversely affected. For example, if we are required to return reservation payment amounts, we may need to raise additional funds to make such payments. There can be no assurance that such funding would be available on a timely basis on commercially reasonable terms, if at all. If a court were to find that our reservation agreement or advertising does not comply with state laws, we may face exposure under those laws which may include exposure under consumer protection statutes such as those that deal with unfair competition and false advertising. Moreover, reductions in our cash as a result of redemptions or an inability to take reservation payments could also make it more difficult for us to obtain additional financing. The prospect of reductions in cash, even if unrealized, may also make it more difficult to obtain financing.

Our plan to expand our network of Tesla stores will require significant cash investments and management resources and may not meet our expectations with respect to additional sales of our electric vehicles. In addition, we may not be able to open stores in certain states.

Our plan to expand our network of Tesla stores will require significant cash investments and management resources and may not meet our expectations with respect to additional sales of our electric vehicles. This planned global expansion of Tesla stores may not have the desired effect of increasing sales and expanding our brand presence to the degree we are anticipating. Furthermore there can be no assurances that we will be able to construct additional storefronts on the budget or timeline we have established. We will also need to ensure we are in compliance with any regulatory requirements applicable to the sale of our vehicles in those jurisdictions, which could take considerable time and expense. If we experience any delays in expanding our network of Tesla stores, this could lead to a decrease in sales of our vehicles and could negatively impact our business, prospects, financial condition and operating results. As of May 25, 2010, we had opened 11 Tesla stores in major metropolitan areas throughout the United States and Europe. We plan to nearly double the number of Tesla stores opened by the end of 2010, with a goal of establishing approximately 50 stores globally within the next several years in connection with the planned Model S rollout. We estimate this expansion will cost approximately $5 million during the year ended December 31, 2010 and an additional $5 million to $10 million annually over the next several years thereafter. However, we may not be able to expand our network at such rate and our planned expansion of our network of Tesla stores will require significant cash investment and management resources, as well as efficiency in the execution of establishing these storefronts and in hiring and training the necessary employees to effectively sell our vehicles.

Furthermore, certain states and foreign jurisdictions may have permit requirements, franchise dealer laws or similar laws or regulations that may preclude or restrict our ability to open stores or sell vehicles out of such states and jurisdictions. Any such prohibition or restriction may lead to decreased sales in such jurisdictions, which could harm our business and operating results.

We recently began to offer a leasing alternative to customers, which exposes us to risks commonly associated with the prolonged ownership of vehicles and the extension of consumer credit.

We began offering a leasing alternative to customers of our Tesla Roadster in the United States market in February 2010 through our wholly owned subsidiary Tesla Motors Leasing, Inc. Under this program, we currently permit qualifying customers in the United States to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a predetermined residual value. We retain responsibility for the timely collection of payments from our customers, and are therefore exposed to the possibility of loss from a customer’s failure to make payments according to contract terms.

As we retain ownership of the vehicle and customers have the option of returning the vehicle to us after the lease is complete, we also are exposed to the risk that the vehicles’ residual value may be lower than our estimates and the volume of vehicles returned to us may be higher than our estimates. Currently, there is only a very limited secondary market for our electric vehicles in particular, and electric vehicles in general, on which to base our estimates, and such a secondary market may not develop in the future. Our credit losses could exceed our expectations or our residual value and return volume estimates could prove to be adversely incorrect, either of which could harm our financial condition and operating results.

We face risks associated with our international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

We face risks associated with our international operations, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. We currently have international operations and subsidiaries in Australia, Canada, Denmark, Germany, Hong Kong, Italy, Japan, Monaco, Singapore, Switzerland, Taiwan and the United Kingdom that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of our growth strategy, we intend to expand our sales, maintenance and repair services internationally. However, we have limited experience to date selling and servicing our vehicles internationally and such expansion would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric vehicles and require significant management attention. These risks include:

•	conforming our vehicles to various international regulatory requirements where our vehicles are sold, or homologation;

•	difficulty in staffing and managing foreign operations;

•	difficulties attracting customers in new jurisdictions;

•

foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in the United States, and foreign tax and other laws limiting our ability to repatriate funds to the United States;

•	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

•

our ability to enforce our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as do the United States, Japan and European countries, which increases the risk of unauthorized, and uncompensated, use of our technology;

•	United States and foreign government trade restrictions, tariffs and price or exchange controls;

•	foreign labor laws, regulations and restrictions;

•	preferences of foreign nations for domestically produced vehicles;

•	changes in diplomatic and trade relationships;

•	political instability, natural disasters, war or events of terrorism; and

•	the strength of international economies.

We also face the risk that costs denominated in foreign currencies will increase if such foreign currencies strengthen quickly and significantly against the dollar. A portion of our costs and expenses for the year ended December 31, 2009 were denominated in foreign currencies such as the British pound and the euro. This is primarily due to the contract with Lotus in the United Kingdom to assemble the Tesla Roadster vehicles and gliders and other parts sourced in Europe. If the value of the United States dollar depreciates significantly against the British pound and the euro, our costs as measured in United States dollars will correspondingly increase and our operating results will be adversely affected. In addition, our battery cell purchases from Asian suppliers are subject to currency risk. Although our present contracts are United States dollar based, if the United States dollar depreciates significantly against the local currency it could cause our Asian suppliers to significantly raise their prices, which could harm our financial results.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be harmed.

The unavailability, reduction or elimination of government and economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of the electric vehicle, fiscal tightening or other reasons may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. This could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition and operating results.

Our growth depends in part on the availability and amounts of government subsidies and economic incentives for alternative fuel vehicles generally and performance electric vehicles specifically. For example, in December 2009, we finalized an arrangement with the California Alternative Energy and Advanced Transportation Financing Authority that will result in an exemption from California state sales and use taxes for up to $320 million of manufacturing equipment. To the extent all of this equipment is purchased and would otherwise be subject to California state sales and use tax, we believe this incentive would result in tax savings by us of up to approximately $31 million over a three year period starting in December 2009. This exemption is only available for equipment that would otherwise be subject to California sales and use taxes and that would be used only for the following three purposes: to establish our production facility for the Model S sedan, to upgrade our Palo Alto powertrain production facility, and to expand our current Tesla Roadster assembly operations at our Menlo Park facility. If we fail to meet these conditions, we would be unable to take full advantage of this tax incentive and our financial position could be harmed.

In addition, certain regulations that encourage sales of electric cars could be reduced, eliminated or applied in a way that creates an adverse effect against our vehicles, either currently or at any time in the future. For example, while the federal and state governments have from time to time enacted tax credits and other incentives for the purchase of alternative fuel cars, our competitors have more experience and greater resources in working with legislators than we do, and so there is no guarantee that our vehicles would be eligible for tax credits or other incentives provided to alternative fuel vehicles in the future. This would put our vehicles at a competitive disadvantage. As another example, government disincentives have been enacted in Europe for gas-powered vehicles, which discourage the use of such vehicles and allow us to set a higher sales price for the Tesla Roadster in Europe. In the event that such disincentives are reduced or eliminated, sales of electric vehicles, including our Tesla Roadster, could be adversely affected. Furthermore, low volume manufacturers are exempt from certain regulatory requirements in the United States and the European Union. This provides us with an advantage over high volume manufacturers that must comply with such regulations. Once we reach a certain threshold number of sales in each of the United States and the European Union, we will no longer be able to take advantage of such exemptions in the respective jurisdictions, which could lead us to incur additional design and manufacturing expense. We do not anticipate that we will be able to take advantage of these exemptions with respect to the Model S which we plan to produce at significantly higher volumes than the Tesla Roadster.

If we are unable to grow our sales of electric vehicle components to original equipment manufacturers our financial results may suffer. In addition, if Daimler proceeds with its plans to produce all of its lithium-ion batteries by 2012 as part of a joint venture with Evonik Industries AG, we are likely to lose the sole customer of our powertrain business.

We may have trouble attracting and retaining powertrain customers which could adversely affect our business prospects and results. Daimler and its affiliates are currently the sole customers of our electric powertrain business. In May 2009, we formalized a development agreement with Daimler as a result of which we performed specified research and development services. In addition, we have been selected by Daimler to supply it with up to 1,000 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. Daimler has notified us that it intends to increase its purchase commitment by 50% to 1,500 battery packs and chargers. We began shipping the first of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the quarter ended December 31, 2009. In the first quarter of

2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011 and we entered into a formal agreement for this arrangement in May 2010. There is no guarantee that we will be able to secure future business with Daimler or its affiliates as it has indicated its intent to produce all of its lithium-ion batteries by 2012 as part of a joint venture with Evonik Industries AG and has announced it has entered into a memorandum of understanding with BYD Auto to collaborate on the development of an electric car under a jointly owned new brand for the Chinese market. If Daimler goes through with its production plans with Evonik, we are likely to lose the sole customer in our powertrain business. In May 2010, Tesla and Toyota announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. However, we have not entered into any agreements with Toyota for any such arrangements, including any purchase orders, and we may never do so. Other than our agreements with Daimler, we have no significant development or sales agreements in place to drive our electric powertrain revenues. Even if we do develop such relationships, there is no assurance that we can adequately pursue such opportunities simultaneously with the execution of our plans for our vehicles.

Our relationship with Daimler is subject to various risks which could adversely affect our business and future prospects.

Daimler has agreed to purchase components of our electric powertrain to support a trial of the Smart fortwo electric drive in at least five European cities. In addition, we are negotiating agreements for Daimler to provide us with access to various parts, automotive support and engineering for the Model S and regarding various other areas of strategic cooperation with Daimler although there are no assurances that we will be able to enter into any such agreements. However, our relationship with Daimler poses various risks to us including:

•	potential delays in launching the Model S if we lose Daimler’s automotive support and are unable to find an alternative in a timely manner;

•	potential loss of access to various parts that we are incorporating into our Model S design; and

•

potential loss of business and adverse publicity to our brand image if there are defects or other problems discovered with our electric powertrain components that Daimler has incorporated into their vehicles.

The occurrence of any of the foregoing could adversely affect our business, prospects, financial condition and operating results.

In addition, our exclusivity and intellectual property agreement, or EIP Agreement, with Daimler North America Corporation, or DNAC, an affiliate of Daimler provides that, if a Daimler competitor offers to enter into a competitive strategic transaction with us, we are required to give DNAC notice of such offer and DNAC will have a specified period of time in which to notify us whether it wishes to enter into such transaction with us on the same terms as offered by the third party. Because we will be able to enter into such a transaction with a third party only if DNAC declines to do so, this may decrease the likelihood that we will receive offers from third parties to enter into strategic arrangements in the future.

There are no assurances we will be able to formalize any joint development activities with Toyota.

In May 2010, Tesla and Toyota announced their intention to cooperate on the future development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. There are no assurances we will be able to enter into any agreements, including any purchase orders, with Toyota for such joint development projects on terms favorable to us, if at all.

We may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

Strategic business relationships will be an important factor in the growth and success of our business. For example, our strategic relationship with Daimler has provided us with various benefits and we have announced an intention to enter into strategic collaboration agreements with Toyota. However, there are no assurances that we will be able to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Our strategic relationship with Daimler involved Blackstar, an affiliate of Daimler, making a significant equity investment in us as well as a representative from Daimler, Dr. Herbert Kohler, joining our Board. Toyota will be making a significant equity investment in us upon the closing of this offering and we have entered into an agreement to purchase the site for our planned Model S manufacturing facility in Fremont, California from NUMMI which is a joint venture partially owned by Toyota. We may not be able to offer similar benefits to other companies that we would like to establish and maintain strategic relationships with which could impair our ability to establish such relationships. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our operating results could be adversely affected.

If we fail to manage future growth effectively, we may not be able to market and sell our vehicles successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We have recently expanded our operations significantly, increasing our total number of employees from 279 as of December 31, 2007 to 604 as of April 30, 2010 and further significant expansion will be required, especially in connection with the planned establishment of our Model S production facility, our electric powertrain manufacturing facility, the expansion of our network of Tesla stores and service centers, our mobile Tesla Rangers program and requirements of being a public company. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;

•	forecasting production and revenue;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes;

•	addressing new markets; and

•	expanding international operations.

We intend to continue to hire a significant number of additional personnel, including design and manufacturing personnel and service technicians for our performance electric vehicles. Because our high-performance vehicles are based on a different technology platform than traditional internal combustion engines, individuals with sufficient training in performance electric vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we do hire. Competition for individuals with experience designing, manufacturing and servicing electric vehicles is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

If we are unable to attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, our ability to compete could be harmed.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects and operating results. In particular, we are highly dependent on the services of Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, and JB Straubel, our Chief Technical Officer. None of our key employees is bound by an employment agreement for any specific term. There can be no assurance that we will be able to successfully attract and retain senior leadership necessary to grow our business. Our future success depends upon our ability to attract and retain our executive officers and other key technology, sales, marketing and support personnel and any failure to do so could adversely impact our business, prospects, financial condition and operating results. We have in the past and may in the future experience difficulty in retaining members of our senior management team. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees. There is increasing competition for talented individuals with the specialized knowledge of electric vehicles and this competition affects both our ability to retain key employees and hire new ones.

We are highly dependent on the services of Elon Musk, our Chief Executive Officer.

We are highly dependent on the services of Elon Musk, our Chief Executive Officer, Product Architect, Chairman of our Board of Directors and largest stockholder. While Mr. Musk has historically provided a significant amount of the funds required for our operations, we have not received any funding from Mr. Musk for the past 12 months and are no longer dependent on the financial resources of Mr. Musk to fund our expected growth given the funds available under DOE Loan Facility and the expected proceeds of this offering and the concurrent private placement with Toyota. We do not believe that Mr. Musk’s personal financial situation has any impact on us. Although Mr. Musk spends significant time with Tesla and is highly active in our management, he does not devote his full time and attention to Tesla. Mr. Musk also currently serves as Chief Executive Officer and Chief Technical Officer of Space Exploration Technologies, a developer and manufacturer of space launch vehicles, and Chairman of SolarCity, a solar equipment installation company.

In addition, our financing agreements with Blackstar contain certain covenants relating to Mr. Musk’s employment as our Chief Executive Officer. These covenants provide that if Mr. Musk is not serving as our Chief Executive Officer at any time until the later of December 31, 2012 or the launch of the Model S, Mr. Musk shall promptly propose a successor Chief Executive Officer and Dr. Kohler, or his successor, must consent to any appointment of such person by our Board of Directors. If Mr. Musk departs as our Chief Executive Officer prior to December 31, 2010, for reasons other than his death or disability, and Dr. Kohler, or his successor, has not consented to the appointment of a new Chief Executive Officer, Daimler has the right to terminate any or all of its strategic collaboration agreements with us. Furthermore, if at any time during the period from January 1, 2011 through December 31, 2012, Mr. Musk is not serving as either our Chief Executive Officer or Chairman of our Board of Directors for reasons other than his death or disability, and Dr. Kohler, or his successor, has not consented to the appointment of a new Chief Executive Officer or if during such period Mr. Musk renders services to, or invests in, any other automotive OEM other than us, Daimler has the right to terminate any or all of its strategic collaboration agreements with us. If this were to occur, our business would be harmed.

Furthermore, our DOE Loan Facility provides that we will be in default under the facility in the event Mr. Musk and certain of his affiliates fail to own, at any time prior to one year after we complete the project relating to the Model S, at least 65% of the capital stock held by Mr. Musk and such affiliates as of the date of the DOE Loan Facility. Mr. Musk’s shares of our capital stock are held directly by his personal trust. Mr. Musk is currently engaged in divorce proceedings and previously entered into a post-nuptial agreement which provides that the holdings of the trust, including Mr. Musk’s shares of our capital stock, shall remain solely his property. This post-nuptial agreement has been upheld by the Superior Court of Los Angeles though such decision may be subject to an appeal. However, we do not believe that the divorce proceedings will result in Mr. Musk owning less than 65% of the capital stock held by him as of the date of the DOE Loan Facility, or otherwise result in a material reduction of Mr. Musk’s holdings of our capital stock. We do not expect the divorce proceedings to have a material impact on Mr. Musk’s ability to serve as our Chief Executive Officer and Chairman. We also do not believe that Mr. Musk would have to liquidate a significant percentage of his holdings in order to satisfy any settlement reached in connection with such proceedings.

Many members of our management team are new to the company or to the automobile industry, and execution of our business plan and development strategy could be seriously harmed if integration of our management team into our company is not successful.

Our business could be seriously harmed if integration of our management team into our company is not successful. We expect that it will take time for our new management team to integrate into our company and it is too early to predict whether this integration will be successful. We have recently experienced significant changes in our management team and expect to continue to experience significant growth in our management team. Our senior management team has only limited experience working together as a group. Specifically, three of the five members of our senior management team have joined us within the last two years. For example, Deepak Ahuja, our Chief Financial Officer, joined us in July 2008, and Gilbert Passin, our Vice President of Manufacturing, joined us in January 2010. This lack of long-term experience working together may impact the team’s ability to collectively quickly and efficiently respond to problems and effectively manage our business. Although we are taking steps to add senior management personnel that have significant automotive experience, many of the members of our current senior management team have limited or no prior experience in the automobile or electric vehicle industries.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities.

As an automobile manufacturer, we and our operations, both in the United States and abroad, are subject to national, state, provincial and/or local environmental laws and regulations, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we expect that our business and operations will be affected by future amendments to such laws or other new environmental and health and safety laws which may require us to change our operations, potentially resulting in a material adverse effect on our business. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury and fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third party damages, suspension of production or a cessation of our operations.

Contamination at properties formerly owned or operated by us, as well as at properties we will own and operate, and properties to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the necessary permits and approvals required by environmental laws in connection with our planned manufacturing facilities that could require significant time and financial resources and delay our ability to operate these facilities, which would adversely impact our business prospects and operating results.

Our DOE Loan Facility conditions the availability of the full amount of the loans on meeting certain environmental requirements relating to the sites on which our planned Model S manufacturing facility and our electric powertrain facility are located, including receiving a satisfactory Phase I environmental site assessment, and if required by DOE, a Phase II environmental site assessment, and satisfaction of any additional environmental requirements, including NEPA and CEQA. With respect to our planned electric powertrain facility located in Palo Alto, we have obtained from the DOE a categorical exclusion from NEPA.

In May 2010, we entered into an agreement to purchase an existing automobile manufacturing facility in Fremont, California, or the Fremont Site, from New United Motor Manufacturing, Inc., or NUMMI, a joint venture of Toyota and Motors Liquidation Company, the owner of selected assets of General Motors. Pursuant to the agreement, NUMMI will transfer some of its environmental permits and licenses to us. Since we intend to use this site for automobile manufacturing consistent with its prior use, we believe it is possible to obtain timely governmental approvals of this project under NEPA and CEQA. Timely NEPA and CEQA reviews and approvals, however, are not assured, and a substantial delay in obtaining these approvals could limit or delay our ability to draw down the full amount of the loans under our DOE Loan Facility, and could limit or delay our ability to build and operate our Model S facility.

NUMMI has identified contamination at the Fremont Site, including soil and groundwater contamination, and is currently undertaking efforts to remediate groundwater contamination. Although we have been advised by NUMMI that it has documented and managed the environmental issues at the Fremont Site, we have not yet performed an in-depth environmental assessment on this facility, and we cannot determine the potential costs to remediate any pre-existing contamination with any certainty at this time. Given the short time frame provided for diligence in the purchase agreement, we may not complete our environmental diligence, including any required DOE environmental reviews, before the end of the expiration of the due diligence review period, and we may be exposed to material liability as a result of the existence of any environmental contamination at the Fremont Site.

As the owner of the Fremont Site, we may be responsible under federal and state laws and regulations for the entire investigation and remediation of any environmental contamination at the Fremont Site, whether it occurred before or after the date we purchase the property. We have reached an agreement with NUMMI under which, over a ten year period, we will pay the first $15.0 million of any costs of any governmentally-required remediation activities for contamination that existed prior to the closing of the purchase for any known or unknown environmental conditions, or Remediation Activities, and NUMMI has agreed to pay the next $15.0 million for such Remediation Activities. Our agreement provides, in part, that NUMMI will pay up to the first $15.0 million on our behalf if such expenses are incurred in the first four years of our agreement, subject to our reimbursement of such costs on the fourth anniversary date of the closing.

On the ten-year anniversary of the closing or whenever $30.0 million has been spent on the Remediation Activities, whichever comes first, NUMMI’s liability to us with respect to Remediation Activities ceases, and we are responsible for any and all environmental conditions at the Fremont Site. At that point in time, we have agreed to indemnify, defend, and hold harmless NUMMI from all liability, including attorney fees, or any costs or penalties it may incur arising out of or in connection with any claim relating to environmental conditions and we have released NUMMI for any known or unknown claims except for NUMMI’s obligations for representations and warranties under the agreement.

There are no assurances that NUMMI will perform its obligations under our agreement and NUMMI’s failure to perform would require us to undertake these obligations at a potentially significant cost and risk to our ability to build, equip, and operate out Model S facility at the Fremont Site. Any Remediation Activities or other environmental conditions at the Fremont Site could harm our operations and the future use and value of the Fremont Site and could delay our production plans for the Model S.

We may not be able to obtain, or to agree on acceptable terms and conditions for, all or a significant portion of the government grants, loans and other incentives for which we have applied and may in the future apply. As a result, our business and prospects may be adversely affected.

We have applied for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of electric vehicles and related technologies. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from the United States, state and foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives is and will be highly competitive. We cannot assure you that we will be successful in obtaining any of these additional grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and we are unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be adversely affected.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the automobile industry generally for many employees at automobile companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business to include full in-house manufacturing of our vehicles, as is planned for the Model S, there can be no assurances that our employees will not join or form a labor union or that we will not be required to become a union signatory. We recently entered into an agreement to purchase an existing automobile production facility in Fremont, California from NUMMI. Prior employees of NUMMI were union members and our future work force at this facility may be inclined to vote in favor of forming a labor union. We have publicly stated that we are neutral as to the formation of a union at this facility. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. For example, certain employees at the sea freight companies through which we ship our Tesla Roadster gliders to the United States after assembly in England may be represented by unions, as may be employees at certain of our suppliers. If a work stoppage occurs, it could delay the manufacture and sale of our performance electric vehicles and have a material adverse effect on our business, prospects, operating results or financial condition.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Our performance electric vehicles, the sale of motor vehicles in general and the electronic components used in our vehicles are subject to substantial regulation under international, federal, state, and local laws. We have incurred, and expect to incur in the future, significant costs in complying with these regulations. For example, the Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board with respect to emissions for our vehicles. We received a Certificate of Conformity for sales of our Tesla Roadsters in 2008, but did not receive a Certificate of Conformity for sales of the Tesla Roadster in 2009 until December 21, 2009. In January 2010, we and the EPA entered into an Administrative Settlement Agreement and Audit Policy Determination in which we agreed to pay a civil administrative penalty in the sum of $275,000 for failing to obtain a Certificate of Conformity for sales of our vehicles in 2009 prior to December 21, 2009.

Regulations related to the electric vehicle industry and alternative energy are currently evolving and we face risks associated with changes to these regulations such as:

•	the imposition of a carbon tax or the introduction of a cap-and-trade system on electric utilities could increase the cost of electricity;

•	the increase of subsidies for corn and ethanol production could reduce the operating cost of vehicles that use ethanol or a combination of ethanol and gasoline;

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changes to the regulations governing the assembly and transportation of lithium-ion batteries, such as the UN Recommendations of the Safe Transport of Dangerous Goods Model Regulations or regulations adopted by the U.S. Pipeline and Hazardous Materials Safety Administration, or PHMSA, could increase the cost of lithium-ion batteries;

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the amendment or rescission of the federal law mandating increased fuel economy in the United States, referred to as the “Corporate Average Fuel Economy” or “CAFE” standards could reduce new business opportunities for our powertrain business;

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increased sensitivity by regulators to the needs of established automobile manufacturers with large employment bases, high fixed costs and business models based on the internal combustion engine could lead them to pass regulations that could reduce the compliance costs of such established manufacturers or mitigate the effects of government efforts to promote alternative fuel vehicles; and

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changes to regulations governing exporting of our products could increase our costs incurred to deliver products outside the United States or force us to charge a higher price for our vehicles in such jurisdictions.

In addition, as the automotive industry moves towards greater use of electronics for vehicle systems, NHTSA and other regulatory bodies may in the future increase regulation for these electronic systems.

To the extent the laws change, some or all of our vehicles may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results will be adversely affected.

We retain certain personal information about our customers and may be subject to various privacy and consumer protection laws.

We use our vehicles’ electronic systems to log information about each vehicle’s use in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us collect data regarding our customers’ charge time, battery usage, mileage and efficiency habits. Our customers may object to the use of this data, which may harm our business. Possession and use of our customers’ personal information in conducting our business may subject us to legislative and regulatory burdens in the United States and foreign jurisdictions that could require notification of data breach, restrict our use of such personal information and hinder our ability to acquire new customers or market to existing customers. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

Our vehicles make use of lithium-ion battery cells, which on rare occasions have been observed to catch fire or vent smoke and flame.

The battery pack in the Tesla Roadster makes use of lithium-ion cells, which have been used for years in laptops and cell phones. We also currently intend to make use of lithium-ion cells in the battery pack for the Model S and any future vehicles we may produce. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials. Highly publicized incidents of laptop computers and cell phones bursting into flames have focused consumer attention on the safety of these cells. The events have also raised questions about the suitability of these lithium-ion cells for automotive applications. To address these questions and concerns, a number of cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. We have designed our battery pack to passively contain any single cell’s release of energy without spreading to neighboring cells and we are not aware of any such incident in our customers’ vehicles. We have tested the batteries and subjected them to damaging treatments such as baking, overcharging, crushing or puncturing to assess our battery pack’s response to deliberate and sometimes destructive abuse. However, we have delivered only a limited number of Tesla Roadsters to customers and have limited field experience with our vehicles. Accordingly, there can be no assurance that a field failure of our battery packs will not occur, which could damage the vehicle or lead to personal injury or death and may subject us to lawsuits. In addition, we store a significant number of lithium-ion cells at our manufacturing facility. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Such damage or injury would likely lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle, especially those that use a high volume of commodity cells similar to the Tesla Roadster, may cause indirect adverse publicity for us. Such adverse publicity would negatively affect our brand and harm our business, prospects, financial condition and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given the limited number of vehicles delivered to date and limited field experience of those vehicles. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. We maintain product liability insurance for all our vehicles with annual limits of approximately $21 million on a claims made basis, but we cannot assure that our insurance will be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

In connection with the development and sale of our planned Model S, we will need to comply with various additional safety regulations and requirements that were not applicable to the sales of our Tesla Roadsters, with which it may be expensive or difficult to comply. For example, we will need to pass certain frontal impact tests for the Model S, which are required for sales exceeding certain annual volumes outside the United States. We performed such a test on the Tesla Roadster based on European Union testing standards in connection with sales exceeding certain volume thresholds in Australia and Japan, and two criteria were not met in the test. We may experience difficulties in meeting all the criteria for this test or similar tests for our planned Model S, which may delay our ability to sell the Model S in high volumes in certain jurisdictions.

We may be compelled to undertake product recalls.

Any product recall in the future may result in adverse publicity, damage our brand and adversely affect our business, prospects, operating results and financial condition. In April 2009, we determined that a condition caused by insufficient torquing of the rear inner hub flange bolt existed in some of our Tesla Roadsters, as a result of a missed process during manufacture of the Tesla Roadster glider. Based on our internal investigation results and in coordination with NHTSA, we initiated a product recall in May 2009. The May 2009 recall resulted in approximately 346 Tesla Roadsters needing to be serviced. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles or electric powertrain components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.

Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.

If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. We provide a three year or 36,000 mile New Vehicle Limited Warranty with every Tesla Roadster, which we extended to four years or 50,000 miles for the purchasers of our 2008 Tesla Roadster. In addition, customers have the opportunity to purchase an Extended Service Plan for the period after the end of the New Vehicle Limited Warranty to cover additional services for an additional three years or 36,000 miles, whichever comes first. The New Vehicle Limited Warranty is similar to other vehicle manufacturers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electronic systems, battery, powertrain and brake system. We record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we only began delivering our first Tesla Roadster in early 2008, we have extremely limited operating experience with our vehicles, and therefore little experience with warranty claims for these vehicles or with estimating warranty reserves. Since we began initiating sales of our vehicles, we have increased our warranty reserves based on our actual warranty claim experience over the past 12 months and we may be required to undertake further such increases in the future. As of March 31, 2010, we had warranty reserves of $4.0 million. We could in the future become subject to a significant and unexpected warranty expense. There can be no assurances that our existing warranty reserves will be sufficient to cover all claims or that our limited experience with warranty claims will adequately address the needs of our customers to their satisfaction.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we infringe their proprietary rights. Companies holding patents or other intellectual property rights relating to battery packs, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling, incorporating or using vehicles that incorporate the challenged intellectual property;

•	pay substantial damages;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our vehicles.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

We also license patents and other intellectual property from third parties, and we may face claims that our use of this in-licensed technology infringes the rights of others. In that case, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties.

Any failure to protect our proprietary rights adequately could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of April 30, 2010, we had 14 issued patents and 99 pending patent applications with the United States Patent and Trademark Office as well as numerous foreign patent applications in a broad range of areas related to our powertrain. We have also received from third parties patent licenses related to manufacturing our vehicles.

The protection provided by the patent laws is and will be important to our future opportunities. However, such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons, including the following:

•	our pending patent applications may not result in the issuance of patents;

•	our patents, if issued, may not be broad enough to protect our proprietary rights;

•	the patents we have been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented intellectual property rights or for other reasons;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;

•	current and future competitors may independently develop similar technology, duplicate our vehicles or design new vehicles in a way that circumvents our patents; and

•	our in-licensed patents may be invalidated or the holders of these patents may seek to breach our license arrangements.

Existing trademark and trade secret laws and confidentiality agreements afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our intellectual property is difficult.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on these inventions, nor can we be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued. Furthermore, if these patent applications issue, some foreign countries provide significantly less effective patent enforcement than in the United States.

The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the near future will afford protection against competitors with similar technology. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Two of our trademark applications in the European Union remain subject to four outstanding opposition proceedings.

We currently sell and market our vehicles in the European Union under the Tesla trademark. We have two trademark applications in the European Union for the Tesla trademark. These are subject to outstanding opposition proceedings brought by two prior owners of trademarks consisting of the word Tesla. If we cannot resolve the oppositions and thereby secure registered rights in the European Union, this will reduce our ability to challenge third party users of the Tesla trademark and dilute the value of the mark as our exclusive brand name in the European Union. In addition, there is a risk that these prior rights owners could in the future take action to challenge our use of the Tesla mark in the European Union. This would have a severe impact on our position in the European Union and may inhibit our ability to use the Tesla mark in the European Union. If we were prevented from using the Tesla trademark in the European Union, we would need to expend significant additional financial and marketing resources on establishing an alternative brand identity in these markets.

We may be subject to claims arising from an airplane crash in which three of our employees died.

On February 17, 2010, three of our employees died in a crash of an airplane owned and piloted by one of our employees. The plane crashed in a neighborhood in East Palo Alto, California. The plane also clipped an electrical tower, causing a power loss and business interruption in parts of Palo Alto, including Stanford University. The cause of the accident is under investigation by the National Transportation Safety Board. As a result of the accident, claims arising from loss of or damage to personal property, business interruption losses or damage to the electrical tower and surrounding area may be asserted against various parties including us. The time and attention of our management may also be diverted in defending such claims. We may also incur costs both in defending against any claims and for any judgments if such claims are adversely determined. No material claims have been brought against us to date.

Our facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

Our corporate headquarters and planned manufacturing facilities are located in California, a region known for seismic activity. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics or other events occur, or our information system or communications network breaks down or operates improperly, our facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. In addition, our lease for our Deer Creek facility permits the landlord to terminate the lease following a casualty event if the needed repairs are in excess of certain thresholds and we do not agree to pay for any uninsured amounts. We may incur expenses relating to such damages, which could have a material adverse impact on our business, operating results and financial condition.

In the past material weaknesses in our internal control over financial reporting have been identified. If we fail to remediate any material weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect our business, operating results, and financial condition.

In connection with the audit of our consolidated financial statements for the year ended and as of December 31, 2007, our independent registered public accounting firm identified two control deficiencies that represented material weaknesses in our internal control over financial reporting for the year ended and as of December 31, 2007. In connection with the audit of our consolidated financial statements for the years ended December 31, 2008 and 2009, our independent registered public accounting firm did not identify any material weaknesses in our internal control over financial reporting for the year ended and as of December 31, 2008 or 2009. Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price. A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses in our internal control over financial reporting as of December 31, 2007, which resulted in audit adjustments, were as follows:

•

We did not maintain adequate controls to ensure the accuracy, completeness and safeguarding of spreadsheets used in our financial reporting process. Specifically, we maintained many supporting financial schedules on a manual and non-integrated spreadsheet basis, which increased the risk of compiling inaccurate or incomplete information.

•	We did not maintain effective controls over cut-off procedures for expenses. Specifically, we did not have formal cut-off procedures in place to ensure the timely and accurate recording of accruals.

We have taken steps to remediate our material weaknesses. However, there are no assurances that the measures we have taken to remediate these internal control weaknesses were completely effective or that similar weaknesses will not recur. Our remediation efforts for the material weaknesses in our internal control over financial reporting in 2007 have included:

•	an increased level of spreadsheet maintenance and review, as well as continuing exploration of automation opportunities;

•

expanded cross-functional involvement and input into period end expense accruals, as well as process improvements in the procure-to-pay cycle and analytics in establishing certain cost center accruals; and

•	increased reporting capabilities from our financial and enterprise resource planning systems to monitor and track financial reporting.

Additionally, as part of our on-going efforts to improve our financial accounting organization and processes, we have hired several senior accounting personnel in the United States.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify.

Because of these material weaknesses, there is heightened risk that a material misstatement of our financial statements relating to the years ended and as of December 31, 2007 was not prevented or detected. While no material weaknesses were identified during the course of our audit for the years ended December 31, 2008 or 2009, we cannot assure you that these or other similar issues will not arise in future periods.

To date, the audit of our consolidated financial statements by our independent registered public accounting firm has included a consideration of internal control over financial reporting as a basis of designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal controls over financial reporting. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses and other control deficiencies may have been or may be identified. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies relating to internal controls, which could materially adversely affect our operating results.

If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation particularly sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibility, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the United States or other markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our performance electric vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other manufacturers in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, financial condition and operating results.

Risks Related to this Offering and Ownership of our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes- Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and The Nasdaq Stock Market. In addition, our management team will also have to adapt to the requirements of being a public company. We expect complying with these rules and regulations will substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our business, prospects, financial condition and operating results.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering and the concurrent private placement, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding shares of common stock. In particular, Elon Musk, our Chief Executive Officer, Product Architect and Chairman of our Board of Directors, will beneficially own approximately     % of our outstanding shares of common stock upon completion of this offering and the concurrent private placement. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on effectiveness of our internal controls.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to remediate future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

An active, liquid and orderly trading market for our common stock may not develop, the price of our stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares of common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A total of                     , or     %, of our total outstanding shares after the offering and the concurrent private placement are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares outstanding as of March 31, 2010, we will have              shares of common stock outstanding after this offering and the concurrent private placement. Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of              shares of outstanding common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent each of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and us. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144. The shares to be sold in the concurrent private placement are subject to the holding period requirements of Rule 144, and are therefore subject to a six month holding requirement before such shares can be sold in a non-registered transaction.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Markets
, or %	Immediately after this offering.

, or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective one-year holding periods under Rule 144 have expired.

, or %	From time to time after the date 180 days after the date of this prospectus upon expiration of their respective one-year holding periods in the U.S.

Following the date that is 180 days after the completion of this offering and the completion of the concurrent private placement, stockholders owning an aggregate of              shares (including              convertible

shares) will be entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States, subject to the restrictions of Rule 144. In addition, we intend to file a registration statement to register the approximately 25,323,810 shares previously issued or reserved for future issuance under our equity compensation plans and agreements. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

•	creating a classified board of directors whose members serve staggered three-year terms;

•	authorizing “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	controlling the procedures for the conduct and scheduling of board and stockholder meetings; and

•	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our current agreements with Blackstar, an affiliate of Daimler, contain certain restrictions that decrease the likelihood that potential acquirors would make a bid to acquire us.

Our financing agreements with Blackstar, an affiliate of Daimler, include certain restrictions that decrease the likelihood that potential acquirors would make a bid to acquire us, including giving Blackstar a right of notice on any acquisition proposal we receive for which we determine to engage in further discussions with a potential acquiror or otherwise pursue. Blackstar then has a right, within a specified time period, to submit a competing acquisition proposal. In addition, Elon Musk, our Chief Executive Officer, Product Architect, Chairman and

largest stockholder, has agreed that he will not transfer any shares of our capital stock beneficially owned by him to any automobile original equipment manufacturer, other than Daimler, without Blackstar’s consent. Mr. Musk has further agreed not to vote any shares of our capital stock beneficially owned by him in favor of a deemed liquidation transaction to which any automobile original equipment manufacturer, other than Daimler, is a party without Blackstar’s consent. These provisions could delay or prevent hostile takeovers and changes in control of us, which could cause our stock price or trading volume to fall.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The anticipated initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $             in the net tangible book value per share from the price you paid. In addition, following this offering and the concurrent private placement, purchasers in the offering will have contributed     % of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately     % of our total outstanding shares as of March 31, 2010 after giving effect to this offering and the concurrent private placement. The exercise of outstanding stock options and warrants will result in further dilution.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and the concurrent private placement and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering and the concurrent private placement, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use 50% of the net proceeds from this offering and the concurrent private placement, up to a maximum of $100 million, to fund an equity proceeds account as required by our DOE Loan Facility with the remainder being used for general corporate purposes, including working capital and capital expenditures, which may in the future include investments in, or acquisitions of, complementary businesses, services or technologies. These capital expenditures will include approximately $42 million to purchase our planned Model S manufacturing facility in Fremont, California, excluding any manufacturing equipment we may subsequently acquire. Our aggregate capital expenditures will also include funding the expansion of our Tesla stores. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of common stock in this offering and the sale of              shares of our common stock in the concurrent private placement will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay in connection with this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share, which is the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, including any shares of common stock sold by the selling stockholders in connection with the underwriters’ exercise of their option to purchase additional shares of common stock, although we will bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares. The selling stockholders may include certain of our executive officers and members of our board of directors or entities affiliated with or controlled by them.

We may use a portion of the net proceeds from this offering and the concurrent private placement to fund planned capital expenditures, working capital and other general corporate purposes. Such uses may include the $33 million of costs related to the development of our Model S and our planned Model S manufacturing facility plus cost overruns as well as cost overruns we may encounter in developing our powertrain facility, which will not be funded by advances under our loan facility with the United States Department of Energy, or DOE Loan Facility. We expect to use a portion of this offering to fund such amount.

We currently anticipate making aggregate capital expenditures of between $100 million and $125 million during the year ended December 31, 2010. These capital expenditures will include approximately $42 million to purchase our planned Tesla manufacturing facility for the Model S in Fremont, California, excluding any manufacturing equipment we may subsequently acquire. Our aggregate capital expenditures will also include funding the expansion of our Tesla stores. We expect to use a portion of the net proceeds to fund this expansion, which we estimate will cost approximately $5 million during the year ended December 31, 2010 and an additional $5 million to $10 million annually over the next several years thereafter to establish approximately 50 stores globally. We may also use a portion of the net proceeds to potentially expand our current business through acquisitions of complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. We may find it necessary or advisable to use the net proceeds for other purposes, and subject to our obligations under our DOE Loan Facility, we will have broad discretion in the application of the net proceeds.

We have agreed to set aside 50% of the net proceeds from this offering and the concurrent private placement, up to a maximum of $100 million, to fund a separate, dedicated account under our DOE Loan Facility. This dedicated account can be used by us to fund any cost overruns for our powertrain and Model S manufacturing facility projects and will also be used as a mechanism to defer advances under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project.

Pending use of the proceeds as described above, we intend to invest the proceeds in highly liquid cash equivalents that are permitted under our DOE Loan Facility or United States government securities.

Some of the other principal purposes of this offering are to create a public market for our common stock and increase our visibility in the marketplace. A public market for our common stock will facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions or strategic transactions. Depending on the future demand for our products and the pace at which we expand our manufacturing capacity, we may seek to raise additional capital to fund our manufacturing expansion.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or convertible preferred stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws and compliance with certain covenants under our loan facility with the United States Department of Energy, which restrict or limit our ability to pay dividends, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock into 70,226,844 shares of common stock immediately prior to the closing of this offering, (ii) the issuance of              shares of common stock upon the assumed net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $             per share, and the conversion of our DOE preferred stock warrant liability into common stock warrant liability, (iii) the effectiveness of our amended and restated certificate of incorporation in Delaware immediately prior to the completion of this offering, (iv) the funds borrowed under our loan facility from the United States Department of Energy, or DOE Loan Facility, from April 1, 2010 through the date of this prospectus of $11.9 million, (v) the issuance of 100,000 shares of our common stock upon the net exercise of common stock warrants that will automatically occur upon the completion of this offering and (vi) the issuance of a warrant to the DOE on May 21, 2010 for the purchase of 5,100 shares of common stock at an exercise price of $8.94 per share; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments and (i) the sale of             shares of common stock by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the sale of              shares of common stock to be purchased directly from us by Toyota in the concurrent private placement based on an assumed initial public offering price of $             per share.

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table also reflects the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$61,546	$73,444	$

Restricted cash	7,487	7,487

Convertible preferred stock warrant liability	10,359	—		—
Common stock warrant liability	—	6,116		6,116
Capital lease obligations, less current portion	719	719		719
Long-term debt	29,920	41,818		41,818
Convertible preferred stock, par value $0.001; 221,903,982 shares authorized, 208,917,237 shares issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	319,225	—		—
Stockholders’ equity (deficit):
Preferred stock, par value $0.001; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, par value $0.001; 106,666,667 shares authorized; 7,615,761 shares issued and outstanding, actual; shares authorized pro forma and pro form as adjusted, shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	8
Additional paid-in capital	10,868
Accumulated deficit	(290,173)	(290,173)		(290,173)

Total stockholders’ equity (deficit)	(279,297)	44,179

Total capitalization	$80,926	$92,832	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock set forth in the table above excludes:

•	11,564,717 shares of common stock issuable upon the exercise of options outstanding at March 31, 2010 at a weighted average exercise price of $5.71 per share;

•	256,320 shares of common stock issuable upon the exercise of options granted after March 31, 2010 at an exercise price of $13.23 per share;

•

3,085,011 shares of common stock issuable upon the exercise of a warrant granted to the DOE in connection with the closing of our DOE Loan Facility on January 20, 2010, at an exercise price of $7.54 per share and 5,100 shares of common stock issuable upon the exercise of a warrant granted to the DOE on May 21, 2010, at an exercise price of $8.94 per share (if we prepay our DOE Loan Facility in full or in part, the total amount of shares exercisable under these warrants will be proportionately reduced); and

•

13,759,093 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 10,666,666 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, 1,425,761 shares of common stock reserved for future grant or issuance under our 2003 Equity Incentive Plan as of March 31, 2010, which shares will be added to the shares to be reserved under our 2010 Equity Incentive Plan upon the effectiveness of the 2010 Equity Incentive Plan, and 1,666,666 shares of common stock reserved for issuance under our 2010 Employee Stock Purchase Plan, and shares that become available under the 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Management—Employee Benefit Plans.” The 2010 Equity Incentive Plan and the 2010 Employee Stock Purchase Plan will become effective on the date of this offering.

DILUTION

As of March 31, 2010, we had a negative net tangible book value of approximately $290.2 million or $38.10 per share of common stock, based upon 7,615,761 shares of common stock outstanding on such date. Our pro forma net tangible book value as of March 31, 2010 was $             million, or $             per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, including (i) shares of common stock issued upon the conversion of all outstanding shares of our convertible preferred stock effective immediately prior to the closing of this offering (ii) the issuance of shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $             per share and (iii) the issuance of 100,000 shares of our common stock upon the net exercise of common stock warrants that will automatically occur upon the completion of this offering. The increase in the net tangible book value per share attributable to the conversion of our convertible preferred stock and the net exercise of the warrants will, accordingly, be $             per share.

Dilution in pro forma net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of             shares of common stock in this offering and the pro forma net tangible book value per             share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, and the conversion of our DOE preferred stock warrant liability into common stock warrant liability, and after giving effect to the sale of              shares of common stock to Toyota in the concurrent private placement based on an assumed initial public offering price of $             per share, our pro forma as adjusted net tangible book value as of March 31, 2010 would have been $             million, or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors in our common stock. The following table illustrates this dilution on a per share basis after giving effect to the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2010, before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution in pro forma as adjusted net tangible book value to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2010 and after giving effect to (i) the issuance of              shares of common stock upon the net exercise of convertible preferred stock warrants that would otherwise expire upon the completion of this offering and (ii) the offering and the concurrent private placement, in each case based on an assumed initial public offering price of $             per share, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount (in thousands)	Percent
Existing stockholders			%	$		%	$
New public investors

Total		100.0%			$100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering.

As of March 31, 2010, there were options outstanding to purchase a total of 11,564,717 shares of common stock at a weighted average exercise price of $5.71 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. For a description of our equity plans, see the section titled “Management—Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statements of operations data for the fiscal years ended December 31, 2007, 2008 and 2009 and balance sheet data as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 2005 and 2006 and balance sheet data as of December 31, 2005, 2006 and 2007, are derived from audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2009 and 2010 and balance sheet data as of March 31, 2010 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The following selected consolidated financial data table also reflects the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,						Three Months Ended March 31,
	2005	2006	2007	2008	2009		2009	2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Automotive sales (including zero emission vehicle credit sales of $3,458, $8,152, $1,275 and $506 for the years ended December 31, 2008 and 2009 and three months ended March 31, 2009 and 2010, respectively)	$—	$—	$73	$14,742		$111,943	$20,886		$20,585
Development services	—	—	—	—		—	—		227

Total revenues	—	—	73	14,742		111,943	20,886		20,812
Cost of revenues(1):
Automotive sales	—	—	9	15,883		102,408	22,932		16,858
Development services	—	—	—	—		—	—		102

Total cost of revenues	—	—	9	15,883		102,408	22,932		16,960
Gross profit (loss)	—	—	64	(1,141)		9,535	(2,046)		3,852
Operating expenses(1):
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009)	10,009	24,995	62,753	53,714		19,282	7,941		13,265
Selling, general and administrative	1,820	5,436	17,244	23,649		42,150	6,607		16,585

Total operating expenses	11,829	30,431	79,997	77,363		61,432	14,548		29,850
Loss from operations	(11,829)	(30,431)	(79,933)	(78,504)		(51,897)	(16,594)		(25,998)
Interest income	224	938	1,749	529		159	16		48
Interest expense	—	(423)	—	(3,747)		(2,531)	(1,402)		(230)
Other income (expense), net(2)	—	59	137	(963)		(1,445)	1,972		(3,221)

Loss before income taxes	(11,605)	(29,857)	(78,047)	(82,685)		(55,714)	(16,008)		(29,401)
Provision for income taxes	—	100	110	97		26	8		118

Net loss	$(11,605)	$(29,957)	$(78,157)	$(82,782)		$(55,740)	$(16,016)		$(29,519)

Net loss per share of common stock, basic and diluted(3)	$(4.00)	$(10.18)	$(22.69)	$(12.46)		$(7.94)	$(2.31)		$(4.04)

Shares used in computing net loss per share of common stock, basic and diluted(3)	2,901,993	2,941,411	3,443,806	6,646,387		7,021,963	6,924,194		7,301,940

Pro forma net loss per share of common stock, basic and diluted(2)(4) (unaudited)					$			$

Shares used in computing the pro forma net loss per share of common stock, basic and diluted(2)(4) (unaudited)

(1)	Includes stock-based compensation expense as follows:

	Years Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
Cost of revenues	$—	$—	$—	$26	$61	$12	$42
Research and development	—	17	95	125	376	40	281
Selling, general and administrative	—	6	103	286	997	38	3,064

Total	$—	$23	$198	$437	$1,434	$90	$3,387

(2)	In January 2010, we issued a warrant to the DOE in connection with the closing of the DOE Loan Facility to purchase shares of our Series E convertible preferred stock. This convertible preferred stock warrant will become a warrant to purchase shares of our common stock upon the closing of this offering. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will become exercisable in quarterly amounts depending on the average outstanding balance of the DOE Loan Facility during the prior quarter. Since the number of shares of common stock ultimately issuable under the warrant will vary, this warrant will be carried at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting. Potential shares of common stock issuable upon exercise of the DOE warrant will be excluded from the calculation of diluted net loss per share of common stock until at least such time as we generate a net profit in a given period.
(3)	Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss by the weighted-average number of shares of common stock, excluding common stock subject to repurchase, and, if dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of our common stock and warrants to purchase shares of our convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock and convertible notes payable (using the if-converted method). For purposes of these calculations, potential shares of common stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive since we generated a net loss in each period.
(4)	Pro forma basic and diluted net loss per share of common stock has been computed to give effect to the conversion of the convertible preferred stock into common stock and the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the convertible preferred stock warrant liability as it is assumed that these warrants will be exercised immediately prior to a qualifying initial public offering and will no longer require periodic revaluation.

	As of December 31,					As of March 31, 2010
	2005	2006	2007	2008	2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,827	$35,401	$17,211	$9,277	$69,627	$61,546
Property and equipment, net	1,622	7,512	11,998	18,793	23,535	26,866
Working capital (deficit)	4,587	8,458	(28,988)	(56,508)	43,070	41,497
Total assets	7,856	44,466	34,837	51,699	130,424	145,320
Convertible preferred stock warrant liability	—	227	191	2,074	1,734	10,359
Capital lease obligations, less current portion	—	—	18	888	800	719
Convertible preferred stock	20,384	60,173	101,178	101,178	319,225	319,225
Total stockholders’ deficit	(13,995)	(43,923)	(117,846)	(199,714)	(253,523)	(279,297)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. In addition to designing and manufacturing our vehicles, we sell and service them through our own sales and service network.

We were incorporated in Delaware in 2003 and introduced our first vehicle, the Tesla Roadster, in early 2008. In July 2009, we introduced a new Roadster model, the Tesla Roadster 2, and its higher performance option package Roadster Sport. As of March 31, 2010, we had sold 1,063 Tesla Roadsters to customers in 22 countries. We are developing our planned Model S sedan which we currently expect to introduce in 2012.

We market and sell our vehicles directly to consumers via the phone and internet, in-person at our corporate events and through our network of Tesla stores. We opened our first store in Los Angeles, California, in May 2008 and as of May 25, 2010, we operated a total of 11 Tesla stores in North America and Europe.

We have entered, and intend to enter, into development and commercial agreements with other manufacturers for the development and sale of electric powertrain components. From inception through December 31, 2009, these powertrain development activities were exclusively pursuant to a development arrangement entered into in the year ended December 31, 2008, which was formalized in an agreement entered into in May 2009 with Daimler AG, or Daimler, for the development of a battery pack and charger for Daimler’s Smart fortwo electric drive. Additionally, we have been selected by Daimler to supply it with up to 1,000 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. Daimler has notified us that it intends to increase its purchase commitment by 50% to 1,500 battery packs and chargers. We began shipping the first of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the quarter ended December 31, 2009. During the quarter ended March 31, 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. A formal agreement for this arrangement was entered into with Daimler in May 2010. In the quarter ended March 31, 2010, we completed the development and sale of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation, or Freightliner, an affiliate of Daimler and recognized revenue related to these development services. Freightliner plans to use these electric vans in a limited number of customer trials.

In May 2010, we entered into a stock purchase agreement with Toyota Motor Corporation, or Toyota, pursuant to which Toyota will purchase $50.0 million of our common stock, at a price per share equal to the initial public offering price, in a private placement to close immediately subsequent to the closing of this offering. In addition, Tesla and Toyota announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. We also entered into an agreement to purchase an existing automobile production facility in Fremont, California from New United Motor Manufacturing, Inc., or NUMMI, which is a joint venture between Toyota and Motors Liquidation Company, the owner of selected assets of General Motors. The purchase totals 207 acres, or approximately 55% of the land at the site, and includes all of the manufacturing facilities located thereon. The purchase price for the land and the facility, excluding whatever manufacturing equipment we may subsequently acquire from NUMMI, is approximately $42 million. We anticipate that this purchase will close within a few months following the completion of this offering. We intend to use this facility for the production of our planned Model S and future vehicles. We are in an early stage of planning for this facility.

Since inception through March 31, 2010, we had recognized $147.6 million in revenue. As of March 31, 2010, we had an accumulated deficit of $290.2 million. We experienced net losses of $78.2 million for the year ended December 31, 2007, $82.8 million for the year ended December 31, 2008, $55.7 million for the year ended December 31, 2009, and $29.5 million for the three months ended March 31, 2010.

Management Discussion Regarding Opportunities, Challenges and Risks

To date we have derived our revenue principally from sales of the Tesla Roadster and related sales of zero emission vehicle credits, and to a lesser extent on products and services related to electric powertrain activities. We intend in the longer term to derive substantial revenues from the sales of our planned Model S sedan electric vehicle which is at an early stage of development and which we currently expect to introduce in 2012.

We currently design, manufacture and sell the Tesla Roadster, our first production vehicle that we introduced in 2008. To date, most of our Tesla Roadster sales have been to customers in North America but we believe there is a significant opportunity to increase sales outside the United States. The Tesla Roadster has only been produced in low volume quantities and is currently partially assembled by Lotus in its facilities in the United Kingdom. We have a supply agreement with Lotus, which we amended in March 2010, pursuant to which we are obligated to purchase a minimum of 2,400 Tesla Roadster vehicles or gliders over the term of the agreement, which will expire in December 2011. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until December 2011. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a number of Tesla Roadsters for sale in 2012. To the extent we wish to sell additional Tesla Roadsters with the Lotus gliders beyond the 2,400 we have already contracted for, we will need to negotiate a new or amended supply agreement with Lotus but may be unable to do so on terms and conditions favorable to us, if at all. We do not currently plan to begin selling our next generation Tesla Roadster until at least one year after the launch of the Model S which is expected to be in production in 2012. We intend to manufacture our next generation Tesla Roadster entirely in our own facilities. The Tesla Roadster is a high-end luxury automobile with a current effective base price of $101,500 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. As a result, continued difficult economic conditions, competition from third parties and the availability of the Model S could result in depressed sales of the Tesla Roadster.

We are designing our second vehicle, the Model S for a significantly broader customer base than the Tesla Roadster and plan to manufacture the Model S in higher volumes than our current volumes for the Tesla Roadster in our planned manufacturing facility. In May 2010, we executed a purchase agreement to acquire a manufacturing facility in Fremont, California. We are in an early stage of planning for this facility. We have secured a $363.9 million loan under our DOE Loan Facility for the continued development of the Model S and the build out of our planned Model S manufacturing facility, which is subject to certain drawdown conditions. However, our Model S production model will require significant investments of cash and management resources and we may experience unexpected delays or difficulties that could postpone our ability to launch the Model S on our planned timeline or result in cost overruns. In addition, there is no guarantee that a market for the Model S will develop.

We are continuing to develop our electric powertrain components and systems sales and services and have secured a $101.2 million loan under our DOE Loan Facility for the expansion of our engineering and production capability for these activities in our Palo Alto facility, which is subject to certain drawdown conditions. To date, Daimler and its affiliates have been the sole customers of our powertrain activities and there is no guarantee that we will be able to secure future business with Daimler as it has indicated its intent to produce all of its lithium-ion batteries by 2012 as part of a joint venture with Evonik Industries AG and has announced it has entered into a memorandum of understanding with BYD Auto to collaborate on the development of an electric car under a jointly owned new brand for the Chinese market. In May 2010, Tesla and Toyota announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. However, we have not entered into any agreements with Toyota for any such arrangements, including any purchase orders, and we may never do so. We may have difficulty attracting and retaining powertrain customers in the future.

Basis of Presentation

Revenues

Automotive Sales

We recognize automotive sales revenue from sales of the Tesla Roadster, including vehicle options and accessories, vehicle service and sales of zero emission vehicle, or ZEV, credits. We did not recognize any revenue from sales of the Tesla Roadster, vehicle options, accessories or destination charges until the quarter ended December 31, 2008. To date, most of our revenues have been generated through sales in the United States. Our international sales commenced with the launch of the Tesla Roadster in Europe in July 2009. We had no revenues from sales outside of the United States prior to the third quarter of 2009 and revenue from sales outside of the United States represented 19% of our total automotive sales revenue for the year ended December 31, 2009, primarily representing international sales in the last six months of 2009. For the three months ended March 31, 2010, international sales represented 56% of our total automotive sales revenue, which is comprised of 48% of our total vehicle, options and related sales and 100% of our total powertrain component and related sales. As we continue to expand into new markets, we expect our international revenues to increase in aggregate dollar amounts and to remain relatively consistent as a percentage of total revenues in future periods. We manage our business as a single geographic segment. While revenue related to servicing vehicles has been insignificant to date, we expect such revenues to increase in future periods as we sell more vehicles and as vehicle warranties begin to expire.

Starting in July 2006, we began taking reservations and collecting reservation payments from customers who wished to purchase a Tesla Roadster and we received a significant number of reservations prior to initiation of volume production of the Tesla Roadster in October 2008. Since that time, we have fulfilled a significant number of these reservations and a significant level of the automotive sales we recognized during the year ended December 31, 2009 came from fulfilling reservations placed prior to 2009. Beginning with the quarter ended December 31, 2009, sales of the Tesla Roadster began more closely approximating the level of orders placed during that quarter, after considering the amount of time between a customer order and our delivery of the vehicle. Based on our current time to delivery, the majority of sales recognized during a given quarter are from fulfilling reservations placed during that quarter and the quarter immediately prior. During the three months ended March 31, 2010, approximately 80% of our revenue recognized from the sale of Tesla Roadsters was related to reservations placed during the first quarter of 2010 and the fourth quarter of 2009. Further, we expect sales of our vehicles to fluctuate on a seasonal basis, as demand for new cars in the automobile industry in general, and for high-performance sports vehicles such as the Tesla Roadster in particular, typically decline over the winter season.

As of December 31, 2008, we had deferred $3.6 million in revenue related to certain vehicles that had been delivered but as to which we had unfulfilled obligations related to powertrain upgrades. Although these vehicles performed to a level adequate for most driving conditions, we had promised our customers an upgrade of the powertrain. As a result, we deferred all revenue recognition of these Tesla Roadsters that we had delivered in 2008 until they were retrofitted with the new powertrain. We performed these upgrades and accordingly recognized the revenue for these vehicles beginning in the quarter ended December 31, 2008 and concluding in the quarter ended September 30, 2009.

As of December 31, 2009 and March 31, 2010, we had deferred $2.6 million and $2.6 million, respectively, in revenue primarily related to our extended warranty and battery replacement programs, and the sale of certain vehicle options that had not yet been delivered. We expect our deferred revenues may fluctuate in future periods depending on the number of automobiles that have been shipped but have not been delivered to customers at the end of a period.

We currently produce the Tesla Roadster gliders, which are partially assembled vehicles that do not contain our electric powertrain, with Lotus in Hethel, England. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until December 2011. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a number of Tesla Roadsters for sale in 2012. We do not currently plan to begin selling our next generation Tesla Roadster until at least one year after the launch of the Model S, which is expected to be in production in 2012. As a result, we anticipate that we may generate limited revenue from selling electric vehicles in 2012 until the launch of the planned Model S. The launch of our Model S could be delayed for a number of reasons and any such delays may be significant and would extend the period in which we would generate limited revenues from sales of our electric vehicles.

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster. Through our wholly owned subsidiary, Tesla Motors Leasing, Inc., qualifying customers are permitted to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a pre-determined residual value. We account for these leasing transactions as operating leases and accordingly, we recognize leasing revenues on a straight-line basis over the term of the individual leases. Lease revenues are recorded in automotive sales and through March 31, 2010, have not been significant.

Under California’s Low-Emission Vehicle Regulations, and similar laws in other states, vehicle manufacturers are required to ensure that a portion of the vehicles delivered for sale in that state during each model year are zero emission vehicles. Currently, the states of California, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island and Vermont have such laws in effect. These laws provide that a manufacturer of zero emission vehicles may earn credits, referred to as ZEV credits, and may sell excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. As a manufacturer solely of zero emission vehicles, we have earned ZEV credits on vehicles sold in such states, and we expect to continue to earn these credits in the future.

We enter into contracts with third parties to sell ZEV credits generated from the sale of our Tesla Roadsters. We did not recognize revenue from sales of ZEV credits until June 2008. For the years ended December 31, 2008 and 2009, we earned revenue from the sale of ZEV credits of $3.5 million and $8.2 million, respectively, and for the three months ended March 31, 2010, we earned revenue from the sale of ZEV credits of $0.5 million.

We have entered into contracts for the sale of ZEV credits with two separate automotive manufacturers. Our current agreement with American Honda Co., Inc., or Honda, provides for the sale of ZEV credits that we earn from the sale of vehicles that we manufacture through December 31, 2011. As of March 31, 2010, we had sold credits for 368 vehicles related to this agreement and Honda has an obligation to purchase additional credits earned from the sale of any remaining vehicles that we manufactured in 2009 but sold in 2010 and from the sale of up to 287 additional vehicles manufactured in 2010 and 2011 prior to the expiration of the agreement. To the extent we have additional ZEV credits available for sale, we may enter into new agreements with Honda or other manufacturers to sell such credits. We previously had an agreement with a different purchaser for ZEV credits related to vehicles sold in the year ended December 31, 2008, some of which ZEV credits were recognized in the year ended December 31, 2009.

Our ZEV credit sales will depend on the status of future regulation in states in which we sell our vehicles and our ability to maintain a contract or portfolio of contracts that allow us to continue to sell ZEV credits. To the extent that we have a contract in place for selling the credits, we expect sales of ZEV credits to generally correlate with our vehicle sales, although there is a processing time lag of generally less than four to five weeks between the recognition of revenue from the sale of a vehicle and the recognition of revenue from the sale of the ZEV credits earned on that vehicle.

We also recognize automotive sales revenue from the sale of electric vehicle powertrain components to other manufacturers. We have been selected by Daimler to supply it with up to 1,000 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. Daimler has recently indicated that it plans to increase its purchase by 50% to 1,500 battery packs and chargers. We began shipping the first of these battery packs and chargers in November 2009 and started to recognize revenue for these sales during the quarter ended December 31, 2009.

Development Services

We recognize revenue from development services arrangements where we develop electric vehicle powertrain components for other automobile manufacturers, including the design and development of battery packs and chargers to meet a customer’s specifications. Beginning in the quarter ended March 31, 2010, we started entering into such contracts with the expectation that our development services would constitute a viable revenue-generating activity. Revenue is recognized as the performance requirements of each development arrangement are met and collection is reasonably assured. Where development arrangements include substantive at-risk milestones, we recognize revenue based upon the achievement of the contractually-defined milestones. Amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statement of operations and are instead recorded as deferred revenue on the consolidated balance sheet. As of March 31, 2010, we had deferred $5.5 million in revenue related to development services. We expect we will recognize this revenue over the remainder of 2010. We expect our deferred revenues may fluctuate in future periods based on the timing of cash receipts as compared to the timing of meeting revenue recognition criteria. Costs of development services are expensed as incurred. Costs of development services incurred in periods prior to the finalization of an agreement are recorded as research and development expenses; once an agreement is finalized, these costs are recorded in cost of revenues.

Prior to 2010, compensation that we had received from our first development arrangement with Daimler for battery packs and chargers for its Smart fortwo program, which is discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation—Research and Development Expenses”, was recorded as an offset to research and development expenses. This early arrangement was motivated primarily by the opportunity to engage Daimler and at the same time, jointly progress our own research and development activities with the associated development compensation.

In the quarter ended March 31, 2010, we completed the development and delivery of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation, or Freightliner, an affiliate of Daimler, and recognized revenue related to these development services. Freightliner plans to use these electric vans in a limited number of customer trials.

During the quarter ended March 31, 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. However, as we had not finalized the development agreement until May 2010, we deferred all amounts received under this arrangement as of March 31, 2010.

We intend to grow our development services revenue over time by establishing additional commercial arrangements with Daimler and its affiliates and other automobile manufacturers.

Cost of Revenues and Gross Profit (Loss)

Cost of revenues includes cost of automotive sales as well as cost of development services. Cost of automotive sales includes direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs, royalty fees, shipping and logistic costs and reserves for estimated warranty expenses. Cost of automotive sales also includes adjustments to warranty expense and charges to write down the carrying value of our inventory when it exceeds its estimated net realizable value and to provide for obsolete and on-hand inventory in excess of forecasted demand. We also recognize charges through cost of automotive sales to provide for non-cancellable purchase orders for inventory deemed to be obsolete or in excess of net realizable value. Costs related to the sales of powertrain components, which we began to deliver to Daimler during the quarter ended December 31, 2009, are included within cost of automotive sales.

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster. Through our wholly owned subsidiary, Tesla Motors Leasing, Inc., qualifying customers are permitted to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a pre-determined residual value. We account for these leasing transactions as operating leases and accordingly, we record cost of automotive sales equal to the depreciation of the leased vehicles on a straight-line basis over the term of the individual leases. Cost of automotive sales related to leased vehicles has not been significant.

Cost of development services includes engineering support and testing, direct parts, material and labor costs, manufacturing overhead, including amortized tooling costs, shipping and logistic costs and other development expenses that we incur in the performance of our services under development agreements. Cost of development services has not been significant.

We define our gross profit (loss) as our total revenues less our total cost of revenues, and our gross margin as our gross profit (loss) expressed as a percentage of total revenues.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs for our teams in engineering and research, supply chain, quality, manufacturing engineering and manufacturing test organizations, prototyping expense, contract and professional services and amortized equipment expense. Also included in research and development expenses are development services costs that we incur, if any, prior to the finalization of agreements with our development services customers as reaching a final agreement and revenue recognition is not assured. Development services costs incurred after the finalization of an agreement are recorded in cost of revenues.

We have invested heavily in research and development for the Tesla Roadster and to a lesser extent to date, for the Model S. We have also invested in critical components of our electric powertrain technology including the battery system, power electronics module, motor, charging system, software and gearbox. We expense research and development costs as incurred.

Prior to our recognition of any revenue from sales of the Tesla Roadster beginning in the quarter ended December 31, 2008, expenses related to excess and obsolete inventory and certain other manufacturing production costs were charged to research and development expenses. Since we began recognizing revenue from the production and sale of the Tesla Roadster, we have recorded these costs as cost of sales.

Since the commercial launch of the Tesla Roadster, our investment in related research and development has decreased significantly. We are, however, in the process of significantly increasing our research and development efforts for the Model S, which has resulted in a significant increase in our research and development expenses in both aggregate dollar amounts and as a percentage of our revenues. We also anticipate that the additional costs that we will incur in operating our planned Model S manufacturing facility in Fremont, California will further increase these expenditures until the start of production of the Model S.

During the year ended December 31, 2008, we entered into an arrangement with Daimler, which was formalized in an agreement in May 2009, for the development of a battery pack and charger for Daimler’s Smart fortwo electric drive. From inception through December 31, 2009, all of our powertrain development activities were under this development arrangement, and the $23.2 million compensation received under this arrangement was recognized as an offset against our related research and development expenses.

We began receiving payments under this development arrangement with Daimler in the year ended December 31, 2008 to compensate us for the cost of our development activities in such year. We deferred recognition for these payments received in advance of the execution of the final agreement because a number of significant contractual terms were not in place prior to that time. Upon entering into the final agreement in May 2009, we began recognizing the deferred development compensation as an offset to our research and development expenses in an amount of $14.5 million on a straight-line basis. This amount was recognized over the expected life of the agreement, beginning in May 2009 and continuing through November 2009. Payments that we received upon the achievement of development milestones subsequent to contract execution in May 2009, were recognized upon achievement and acceptance of the respective milestones. The milestone payments contemplated in the agreement were commensurate with the effort involved to overcome the technological challenges of achieving the milestones. All amounts received under this development agreement were recognized as an offset to our research and development expenses in the consolidated statement of operations. As of December 31, 2009, all development work related to this development agreement had been completed, and we have recognized the full $23.2 million under the development agreement.

As of April 30, 2010, we had 235 employees working in research and development.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel and facilities costs related to our Tesla stores, marketing, sales, executive, finance, human resources, information technology and legal organizations, as well as litigation settlements and fees for professional and contract services.

We expect selling, general and administrative expenses to increase both in aggregate dollar amounts and as a percentage of revenue in future periods as we continue to grow and expand our operations, increase our sales and marketing team to handle our expanding customer base and market presence, and as we transition to becoming a public company. We also expect an increase in our selling, general and administrative expenses as a result of our planned increase in the number of Tesla stores. As of March 31, 2010, we had opened 10 Tesla stores in the United States and Europe. We plan to nearly double the number of Tesla stores opened by the end of 2010, with a goal of establishing approximately 50 stores globally within the next several years. We also anticipate that the additional costs we will incur in operating our planned Model S manufacturing facility in Fremont, California will further increase these expenditures until the start of production of the Model S.

As of April 30, 2010, we had 214 employees working in selling, general and administrative functions.

Interest Income

Interest income consists of interest earned on cash balances and short-term investments. We have historically invested our available cash balances in money market funds, short-term United States Treasury obligations and commercial paper.

Interest Expense

Interest expense consists of interest on outstanding long-term debt under our loan facility from the United States Department of Energy, or DOE Loan Facility, convertible debt and other borrowings. We expect interest expense to increase significantly in aggregate dollar amounts and, prior to the launch of the Model S, as a percentage of revenues, as we continue to draw down on the DOE Loan Facility.

Other Income (Expense), Net

Other income (expense), net consists primarily of the change in the fair value of our convertible preferred stock warrant liability and transaction gains and losses on our foreign currency-denominated assets and liabilities. We expect our transaction gains and losses will vary depending upon movements in the underlying exchange rates. We expect the charges resulting from the change in the fair value of our convertible preferred stock warrant liability to be eliminated following this offering as a result of our expectation that the warrants currently outstanding to purchase 650,882 shares of our Series C convertible preferred stock and 866,091 shares of our Series E convertible preferred stock will either be exercised or expire upon the completion of this offering, at which time the convertible preferred stock warrant liability will no longer exist. However, in January 2010, we issued a warrant to the DOE in connection with the closing of the DOE Loan Facility to purchase up to 9,255,035 shares of our Series E convertible preferred stock at an exercise price of $2.5124 per share. This preferred stock warrant will become a warrant to purchase up to 3,085,011 shares of our common stock at an exercise price of $7.54 per share upon the closing of this offering as a result of the automatic conversion of our preferred stock into common stock at such time. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the preferred stock warrant will become exercisable in quarterly amounts depending on the average outstanding balance of the DOE Loan Facility during the prior quarter. Since the number of shares of common stock ultimately issuable under the DOE warrant will vary, this warrant will be carried at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting.

Provision for Income Taxes

We are subject to income taxes in the countries where we sell our products. Historically, we have primarily been subject to taxation in the United States because we have sold the majority of our products to customers in the United States. We anticipate that in the future as we expand our sale of products to customers outside the United States, we would become subject to taxation based on the foreign statutory rates in the countries where these sales took place and our effective tax rate could fluctuate accordingly.

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We believe that based on the available information, it is more likely than not that our deferred tax assets will not be realized, and accordingly we have taken a full valuation allowance against all of our United States deferred tax assets. As of March 31, 2010, we had approximately $273 million of federal and $239 million of California operating loss carry-forwards available to offset future taxable income which expire in varying amounts beginning in 2024 for federal and 2019 for state purposes if unused. Additionally, we had research and development tax credits of approximately $5.4 million and $5.6 million for federal and state income tax purposes, respectively. If not utilized, the federal research and development carry-forwards will expire in various amounts beginning in 2019. However, the state credits can be carried forward indefinitely. Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an “ownership change,” as defined in Section 382 of the Internal Revenue Code. Currently, we do not expect the utilization of our net operating loss and tax credit carry-forwards to be materially affected as no significant limitations are expected to be placed on these carry-forwards as a result of our previous ownership changes. We have not yet, however, determined whether this offering would constitute an ownership change resulting in limitations on our ability to use our net operating loss and tax credit carry-forwards. If an ownership change is deemed to have occurred as a result of this offering, utilization of these assets could be significantly reduced.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements for the year ended December 31, 2007, our independent registered public accounting firm had identified material weaknesses in our internal controls. A material weakness is a deficiency or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting for the year ended and as of December 31, 2007 were as follows:

•

We did not maintain adequate controls to ensure the accuracy, completeness and safeguarding of spreadsheets used in our financial reporting process. Specifically, we maintained many supporting financial schedules on a manual and non-integrated spreadsheet basis, which increased the risk of compiling inaccurate or incomplete information.

•	We did not maintain effective controls over cut-off procedures for expenses. Specifically, we did not have formal cut-off procedures in place to ensure the timely and accurate recording of accruals.

Our remediation efforts for these material weaknesses have included:

•	an increased level of spreadsheet maintenance and review, as well as continuing exploration of automation opportunities;

•

expanded cross-functional involvement and input into period end expense accruals, as well as process improvements in the procure-to-pay cycle and analytics in establishing certain cost center accruals; and

•	increased reporting capabilities from our financial and enterprise resource planning systems to monitor and track financial reporting.

We plan to continue to assess our internal controls and procedures and intend to take further action as necessary or appropriate to address any other matters we identify.

No material weaknesses were identified in connection with the audit of our financial statements for the years ended December 31, 2008 or 2009.

To date, the audit of our consolidated financial statements by our independent registered public accounting firm has included a consideration of internal control over financial reporting as a basis of designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal controls over financial reporting. If such an evaluation had been performed or when we are required to perform such an evaluation, additional material weaknesses and other control deficiencies may have been or may be identified.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Automotive Sales

We recognize automotive sales revenue from sales of the Tesla Roadster, including vehicle options, accessories and destination charges, vehicle service and sales of zero emission vehicle, or ZEV, credits. We also recognize automotive sales revenue from the sales of electric vehicle powertrain components, such as battery packs and battery chargers, to other manufacturers. We recognize revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and there are no uncertainties regarding customer acceptance; (iii) fees are fixed or determinable; and (iv) collection is reasonably assured.

Automotive sales consist primarily of revenue earned from the sale of vehicles. Sales or other amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statements of operations and are instead recorded as deferred revenue on our consolidated balance sheets. Prior to February 2010, we did not provide direct financing for the purchase of the Tesla Roadster although a third-party lender has provided financing arrangements to our customers in the United States. Under these arrangements we have been paid in full by the customer at the time of purchase. Starting in February 2010, we began offering a leasing program to qualified customers in the United States.

Automotive sales also consist of revenue earned from the sales of vehicle options, accessories and destination charges. While these sales may take place separately from a vehicle sale, they are often part of one vehicle sale agreement resulting in multiple element arrangements. Contract interpretation is sometimes required to determine the appropriate accounting for recognition of our revenue, including whether the deliverables specified in the multiple element arrangement should be treated as separate units of accounting, and, if so, how the price should be allocated among the elements, when to recognize revenue for each element, and the period over which revenue should be recognized. We are also required to evaluate whether a delivered item has value on a stand-alone basis prior to delivery of the remaining items by determining whether we have made separate sales of such items or whether the undelivered items are essential to the functionality of the delivered items. Further, we assess whether we know the fair value of the undelivered items, determined by reference to stand-alone sales of such items.

To date, we have been able to establish the fair value for each of the deliverables within the multiple element arrangements because we sell each of the vehicles, vehicle accessories and options separately, outside of any multiple element arrangements. As each of these items has stand alone value to the customer, revenue from sales of vehicle accessories and options are recognized when those specific items are delivered to the customer. Increased complexity to our sales agreements or changes in our judgments and estimates regarding application of these revenue recognition guidelines could result in a change in the timing or amount of revenue recognized in future periods.

Development Services

Revenue from development services arrangements consist of revenue earned from the development of electric vehicle powertrain components for other automobile manufacturers, including the design and development of battery packs and chargers to meet a customer’s specifications. Beginning in the quarter ended March 31, 2010, we started entering into such contracts with the expectation that our development services would constitute a viable revenue-generating activity. Revenue is recognized as a development arrangement is finalized, the performance requirements of each development arrangement are met and collection is reasonably assured. Where development arrangements include substantive at-risk milestones, revenue is recognized based upon the achievement of the contractually-defined milestones. Amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statement of operations and are instead recorded as deferred revenue on the consolidated balance sheet. As of March 31, 2010, we had deferred $5.5 million in revenue related to development services. Increased complexity to our development agreements or changes in our judgments and estimates regarding application of these revenue recognition guidelines could result in a change in the timing or amount of revenue recognized in future periods.

Costs of development services are expensed as incurred. Costs of development services incurred in periods prior to the finalization of an agreement are recorded as research and development expenses; once an agreement is finalized, these costs are recorded in cost of revenues.

Prior to 2010, compensation from the Smart fortwo development arrangement with Daimler, which is discussed below under “Management’s Discussion and Analysis of Financial Condition and Results of

Operations—Critical Accounting Policies and Estimates—Development Compensation”, was recorded as an offset to research and development expenses. This early arrangement was motivated primarily by the opportunity to engage Daimler and at the same time, jointly progress our own research and development activities with the associated development compensation.

Development Compensation

We began receiving payments under the Smart fortwo development arrangement with Daimler in the year ended December 31, 2008 to compensate us for the cost of our development activities. We deferred recognition for these payments received in advance of the execution of the final agreement because a number of significant contractual terms were not in place prior to that time. Upon entering into the final agreement in May 2009, we began recognizing the deferred development compensation as an offset to our research and development expenses on a straight-line basis. This amount was recognized over the expected life of the agreement, beginning in May 2009 and continuing through November 2009. Payments that we received upon the achievement of development milestones subsequent to contract execution in May 2009 were recognized upon achievement and acceptance of the respective milestones. All amounts received under this development agreement have been recognized as an offset to our research and development expenses in the consolidated statement of operations. All development activities under this agreement were completed as of December 31, 2009.

Inventory Valuation

We value our inventories at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs for estimated obsolescence or unmarketable inventories based upon assumptions about future demand forecasts. If our inventory on hand is in excess of our future demand forecast, the excess amounts are written off.

We also review inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires us to determine the estimated selling price of our vehicles less the estimated cost to convert inventory on hand into a finished product.

Prior to commencement of sales of the Tesla Roadster in the quarter ended December 31, 2008, we recorded inventory write-downs as a component of research and development expenses. Upon commercial introduction of the Tesla Roadster, we recorded these write-downs as a component of cost of automotive sales. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. During the year ended December 31, 2007, we recorded write-downs of $0.8 million to research and development expenses. During the year ended December 31, 2008, we recorded write-downs of $3.7 million to research and development expenses and $0.6 million to cost of automotive sales. During the year ended December 31, 2009 and the three months ended March 31, 2010, we recorded write-downs of $1.4 million and $0.1 million to cost of automotive sales, respectively.

The inventory amounts are based on our current estimates of demand, selling prices and production costs. Should our estimates of future selling prices or production costs change, material changes to these reserves may be required. Further, a small change in our estimates may result in a material charge to our reported financial results.

Adverse Purchase Commitments

To the extent future inventory purchases under non-cancellable purchase orders or agreements are for excess or obsolete parts or the related inventory is deemed to be in excess of its net realizable value, we record a provision for adverse purchase commitments. The charges recorded prior to commencement of recognition of automotive sales of the Tesla Roadster in the quarter ended December 31, 2008, were recorded as research and development expenses. Once we began recognizing revenue from vehicle sales, we began recording these charges as a component of cost of automotive sales. During the year ended December 31, 2007, we recorded charges of $1.5 million to research and development expenses. During the year ended December 31, 2008, we recorded charges of $1.0 million to research and development expenses and $0.4 million to cost of automotive sales. During the year ended December 31, 2009, we recorded charges of $0.4 million to cost of automotive sales. We did not record significant charges during the three months ended March 31, 2010.

The amounts we record are based on our current estimates of demand, selling prices and production costs. Should our estimates of future selling prices or production costs change, material changes to these reserves may be required. Further, a small change in our estimates may result in a material charge to our reported financial results.

Warranties

We accrue warranty reserves at the time a vehicle is delivered to a customer. Warranty reserves include management’s best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience as it becomes available and other known factors that may impact our evaluation of historical data. We review our reserves at least quarterly to ensure that our accruals are adequate in meeting expected future warranty obligations, and we will adjust our estimates as needed. Initial warranty data can be limited early in the launch of a new vehicle and accordingly, the adjustments that we record may be material. As of December 31, 2008, 2009 and March 31, 2010, we had $0.9 million, $3.8 million and $4.0 million in warranty reserves, respectively. Adjustments to warranty reserves are recorded in cost of sales.

It is likely that as we sell additional Tesla Roadsters we will acquire additional information on the projected costs to repair or to replace items under warranty and may need to make additional adjustments. Further, a small change in our warranty estimates may result in a material charge to our reported financial results.

We began selling powertrain components and recognizing such sales during the quarter ended December 31, 2009. As a result, we began accruing warranty reserves for these products. As with our warranty reserves for vehicle sales, we intend to review our powertrain warranty reserves at least quarterly to ensure that our accruals are adequate in meeting expected future warranty obligations, and will adjust our estimates as needed.

Valuation of Stock-Based Awards, Common Stock and Warrants

Stock-Based Compensation

Prior to January 1, 2006, we accounted for our stock options granted to employees using the intrinsic value method. The intrinsic value method requires a company to recognize compensation expense for stock options granted to employees based on any differences between the exercise price of the stock options granted and the fair value of the underlying common stock. Under the intrinsic value method, any compensation cost relating to stock options was recorded on the date of the grant in stockholders’ equity as deferred compensation and was thereafter amortized to expense over the vesting period of the grant. We generally did not recognize stock-based compensation for stock options granted to our employees prior to January 1, 2006 as we granted stock options with an exercise price equal to the fair value of the underlying common stock.

Effective January 1, 2006, we adopted the fair value method of accounting for our stock options granted to employees which requires us to measure the cost of employee services received in exchange for the stock options, based on the grant date fair value of the award. The fair value of the awards is estimated using the Black-Scholes option-pricing model. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period which is generally four years.

We adopted the fair value method using the prospective transition method as we used the minimum value method for the previously required pro forma disclosures. The prospective transition method requires us to continue to apply the intrinsic value method in future periods to equity awards outstanding as of January 1, 2006.

Under the prospective transition method, any compensation costs that will be recognized from January 1, 2006 will include only: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value method; and (b) compensation cost for all stock-based awards granted or modified subsequent to December 31, 2005, net of estimated forfeitures, based on fair value. We amortize the fair value of our stock-based compensation for the equity awards granted after January 1, 2006 on a straight-line basis, which we believe better reflects the level of service to be provided by our employees over the vesting period of the awards. In accordance with the prospective transition method, results for prior periods were not restated.

Beginning on January 1, 2006, the fair value of each new employee option awarded was estimated on the grant date for the periods below using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	2007	2008	2009	Three Months Ended March 31, 2010
Risk-free interest rate	4.4%	2.2%	2.2%	2.4%
Expected term (in years)	4.6	4.6	4.6	4.6
Expected volatility	52%	53%	64%	72%
Dividend yield	0%	0%	0%	0%

If in the future we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating the above input assumptions is prescribed by authoritative guidance, the fair value calculated for our employee stock options could change significantly.

The Black-Scholes option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. Further, the forfeiture rate also affects the amount of aggregate compensation. These inputs are subjective and generally require significant judgment.

The risk-free interest rate that we use is based on the United States Treasury yield in effect at the time of grant for zero coupon United States Treasury notes with maturities approximating each grant’s expected life. Given our limited history with employee grants, we use the “simplified” method in estimating the expected term for our employee grants. The “simplified” method, as permitted by the SEC, is calculated as the average of the time-to-vesting and the contractual life of the options.

Our expected volatility is derived from the historical volatilities of several unrelated public companies within industries related to our business, including the automotive OEM, automotive retail, automotive parts and battery technology industries, because we have no trading history on our common stock. When making the selections of our peer companies within industries related to our business to be used in the volatility calculation, we also considered the stage of development, size and financial leverage of potential comparable companies. Our historical volatility is weighted based on certain qualitative factors and combined to produce a single volatility factor. We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. The effects of forfeiture adjustments during the years ended December 31, 2007, 2008, 2009 and the three months ended March 31, 2010 have not been significant.

As we accumulate additional employee option data over time and as we incorporate market data related to our common stock, we may calculate significantly different volatilities, expected lives and forfeiture rates, which could materially impact the valuation of our stock-based awards and the stock-based compensation expense that we will recognize in future periods. Stock-based compensation expense is recorded in our cost of sales, research and development expenses, and selling, general and administrative expenses.

We recorded stock-based compensation of $0.2 million, $0.4 million, $1.4 million and $3.4 million during the years ended December 31, 2007, 2008 and 2009, and the three months ended March 31, 2010, respectively. As of March 31, 2010, we had $27.9 million of unrecognized stock-based compensation costs, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 2.8 years and of which we expect to amortize $8.0 to $10.0 million during the remainder of the year ending December 31, 2010. In future periods, our stock-based compensation expense is expected to increase materially as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees and nonemployee directors.

We account for stock options issued to nonemployees also based on their estimated fair value determined using the Black-Scholes option-pricing model. However, the fair value of the equity awards granted to nonemployees is re-measured as the awards vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Common Stock Valuation

We have historically granted stock options with exercise prices equal to the fair value of our common stock as determined at the date of grant by our Board of Directors. Because there has been no public market for our common stock, our Board of Directors has determined the fair value of our common stock by considering a number of objective and subjective factors, including the following:

•	our sales of convertible preferred stock to unrelated third parties;

•	our operating and financial performance;

•	the lack of liquidity of our capital stock;

•	trends in our industry;

•	arm’s length, third-party sales of our stock; and

•	contemporaneous valuations performed by an unrelated third-party.

There is inherent uncertainty in these estimates and if we had made different assumptions than those used, the amount of our stock-based compensation expense, net loss and net loss per share amounts could have been significantly different. The following table summarizes, by grant date, the number of stock options granted since January 1, 2008 and the associated per share exercise price, which equaled the fair value of our common stock for each of these grants.

Grant Date	Number of Options Granted	Exercise Price and Fair Value per Share of Common Stock
June 4, 2008	762,137	$2.70
July 8, 2008	278,308	2.70
September 3, 2008	200,155	2.70
October 29, 2008	205,156	2.70
March 2, 2009	214,813	2.70
April 13, 2009	1,005,837	2.70
April 22, 2009	105,184	2.70
August 4, 2009	323,063	2.94
October 21, 2009	590,638	6.15
December 4, 2009	7,977,444	6.63
December 16, 2009	58,995	6.63
March 3, 2010	402,660	9.96
April 28, 2010	256,320	13.23

Included in the December 4, 2009 awards, were 6,711,972 stock options granted to our Chief Executive Officer comprised of two grants. In recognition of his and our company’s achievements and to create incentives for future success, the Board of Directors approved an option grant representing 4% of our fully-diluted share base prior to such grant as of December 4, 2009, or 3,355,986 stock options, with   1/4th of the shares vesting immediately, and   1/48th of the shares scheduled to vest each month over the subsequent three years, assuming continued employment through each vesting date. In addition, to create incentives for the attainment of clear performance objectives around a key element of our current business plan—the successful launch and commercialization of the Model S—the Board of Directors approved additional options totaling an additional 4% of our fully-diluted shares prior to such grant as of December 4, 2009, with a vesting schedule based entirely on the attainment of performance objectives as follows, assuming Mr. Musk’s continued service to us through each vesting date:

•	1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Engineering Prototype;

•	1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Validation Prototype;

•	1/4th of the shares subject to the option are scheduled to vest upon the completion of the first Model S Production Vehicle; and

•	1/4th of the shares subject to the option are scheduled to vest upon the completion of 10,000th Model S Production Vehicle.

If Mr. Musk does not meet one or more of the above milestones prior to the fourth anniversary of the date of grant, he will forfeit his right to the unvested portion of the grant.

Our Board of Directors has performed valuations of our common stock for purposes of granting stock options in a manner consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The enterprise value input of our common stock valuations were derived either using fundamental analysis (income and market approaches) or based on a recent round of financing (option pricing approach). The income approach estimates the enterprise value of the company by discounting the expected future cash flows of the company to present value. We have applied discount rates that reflect the risks associated with our cash flow projections and have used venture capital rates of return for companies at a similar stage of development as us, as a proxy for our cost of capital. Our discounted cash flow calculations are sensitive to highly subjective assumptions that we were required to make at each valuation date relating to appropriate discount rates for various components of our business. For example, the discount rates used to value the cash flow projections from the Model S business factored in the low cost debt we expected to raise from the U.S. Department of Energy.

Valuation Date	Range of Discount Rates
December 31, 2007	30.0 – 40.0%
May 15, 2008	30.0 – 40.0%
December 31, 2008	30.0 – 40.0%
February 28, 2009	30.0 – 40.0%
May 11, 2009	16.2 – 34.8%
August 1, 2009	16.2 – 34.8%
October 15, 2009	12.4 – 27.1%
November 27, 2009	12.4 – 27.1%
February 23, 2010	11.4 – 20.0%
April 21, 2010	14.4 – 20.0%

Our projected cash flows have been primarily derived from our Tesla Roadster, Model S and powertrain revenue streams. More recently, these cash flow projections take into account the fact that we have been selling the Tesla Roadster since 2008, that we began selling powertrain components in the quarter ended December 31, 2009 and our anticipation of Model S production in 2012.

Under the market approach, the total enterprise value of the company is estimated by comparing our business to similar businesses whose securities are actively traded in public markets, or businesses that are involved in a public or private transaction. Prior transactions in our stock are also considered as part of the market approach methodology. We have selected revenue valuation multiples derived from trading multiples of public companies that participate in the automotive OEM, automotive retail, and automotive parts and battery technology industries. These valuation multiples were then applied to the equivalent financial metric of our business, giving consideration to differences between our company and similar companies for such factors as company size and growth prospects.

For those reports that relied on the fundamental analysis, we prepared a financial forecast to be used in the computation of the enterprise value for both the market approach and the income approach. The financial forecasts took into account our past experience and future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate discount rate. As discussed below, there is inherent uncertainty in these estimates. Second, we allocated the resulting equity value among the securities that comprise our capital structure using the Option-Pricing Method. The aggregate value of the common stock derived from the Option-Pricing Method was then divided by the number of common shares outstanding to arrive at the per common share value. For those reports that relied on the recent round of financing, we back-solved for the total equity value such that the value of the instrument sold in the recent round as calculated by the option pricing model was consistent with the observed transaction price.

Our Board of Directors has considered the valuations derived from the approaches above, the probability and timing of completing an initial public offering, as well as other qualitative factors in arriving at our common stock valuations, including the following:

•	significant operating losses for the years ended December 31, 2007, 2008, 2009 and the three months ended March 31, 2010;

•	macroeconomic uncertainty in 2008;

•	the absence of a significant initial public offering market throughout 2008 and continuing through the second quarter of 2009; and

•	other market developments that influence forecasted revenue.

Valuations that we have performed require significant use of estimates and assumptions, If different estimates and assumptions had been used, our common stock valuations could be significantly different and related stock-based compensation expense may be materially impacted.

Warrants

We have accounted for our freestanding warrants to purchase shares of our convertible preferred stock as liabilities at fair value upon issuance. We have recorded the warrants as a liability because the underlying shares of convertible preferred stock are contingently redeemable and, therefore, may obligate us to transfer assets at some point in the future. The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the consolidated statements of operations.

In January 2010, we issued a warrant to the DOE in connection with the closing of the DOE Loan Facility to purchase shares of our Series E convertible preferred stock at an exercise price of $2.5124 per share. This convertible preferred stock warrant will become a warrant to purchase shares of our common stock at an exercise price of $7.54 per share upon the closing of this offering. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will become exercisable in quarterly amounts depending on the average outstanding balance of the DOE Loan Facility during the prior quarter. The warrant may be exercised until December 15, 2023. If we prepay the DOE Loan Facility in part or in full, the total amount of shares exercisable under the warrant will be reduced. Since the number of shares of common stock ultimately issuable under the warrant will vary, this warrant will be carried at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting. Our ability to prepay the DOE Loan Facility and consequently, affect the number of shares ultimately issuable under the DOE warrant, was determined to represent an embedded derivative. This embedded derivative is inherently valued and accounted for as part of the convertible preferred stock warrant.

Since the number of shares ultimately issuable under the DOE warrants will vary depending on the average outstanding balance of the loan during the contractual vesting period, and decisions to prepay would be influenced by our future stock price as well as the interest rates on our loans in relation to market interest rates, we measured the fair value of the DOE warrant using a Monte Carlo simulation approach. The Monte Carlo approach simulates various scenarios and captures the optimal decisions to be made between prepaying the DOE loan and the cancellation of the DOE warrant over the expected term of the DOE Loan Facility of 13 years. For the purposes of the simulation, the optimal decision represents the scenario with the lowest economic cost to us. The total warrant value would then be calculated as the average warrant payoff across all simulated paths discounted to our valuation date.

The significant assumptions that we use in the valuation of the DOE warrant include similar assumptions used in the valuation of our Series E convertible preferred stock warrants at various simulated stock prices, as well as the interest rate differential between the interest rates under our DOE Loan Facility and market interest rates for companies comparable to us. The estimated value of our Series E convertible preferred stock warrant requires us to use a Black-Scholes option-pricing model, which incorporates several assumptions that are subject to significant management judgment as is the case for stock-based compensation discussed above. The differential between the interest rates under our DOE Loan Facility and market interest rates is derived from the credit spread data of several unrelated public companies within industries related to our business. As the average simulated value of a Series E convertible preferred stock warrant increases relative to the credit spread of our comparator companies, the fair value of our DOE warrant decreases since the economic cost of prepaying our outstanding loans under the DOE Loan Facility and replacing the funds with market interest rate debt, would be lower than the economic cost associated with the dilution caused by the vesting of warrants. Similarly, as the credit spread of our comparator companies increases relative to the average simulated value of our Series E convertible preferred stock warrant, the fair value of our DOE warrant increases since the economic cost associated with prepaying our outstanding loans under the DOE Loan Facility and replacing the funds with market interest rate debt is higher than the economic cost associated with the dilution caused by the vesting of warrants, and therefore, we would not prepay our outstanding DOE debt and we would allow a higher number of warrants to vest. As of March 31, 2010, the fair value of the DOE warrant of $6.1 million was included within the convertible preferred stock warrant liability on the consolidated balance sheet. The relative movements in our stock price as compared to the credit spread of our comparator companies will result in fair value changes being recorded in other income (expense), net, in future periods which may be significant.

Excluding the warrant issued to the DOE in January 2010, we have estimated the fair value of our other convertible preferred stock warrants, as well as the common stock warrants issued in May 2010 to certain stockholders, at the respective balance sheet dates using a Black-Scholes option-pricing model which used several assumptions that are subject to significant management judgment as is the case for stock-based compensation as discussed above. Upon the completion of this offering, we expect that these convertible preferred stock warrants outstanding as of March 31, 2010, will either be exercised or expire. Accordingly, at that time we expect that the related convertible preferred stock warrant liability will no longer exist.

Income Taxes

We record our provision for income taxes in our consolidated statements of operations by estimating our taxes in each of the jurisdictions in which we operate. We estimate our actual current tax exposure together with assessing temporary differences arising from differing treatment of items recognized for financial reporting versus tax return purposes. These differences result in deferred tax assets, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized. Valuation allowances are recorded when necessary to reduce deferred tax assets to the amount expected to be realized.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We make these estimates and judgments about our future taxable income that are based on assumptions that are consistent with our future plans. As of March 31, 2010, we had recorded a full valuation allowance on our U.S. net deferred tax assets because we expect that it is more likely than not that our deferred tax assets will not be realized in the foreseeable future. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

Furthermore, significant judgment is required in evaluating our tax positions. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax settlement is uncertain. As a result, we recognize the effect of this uncertainty on our tax attributes, such as net operating losses, based on our estimates of the eventual outcome. These effects are recognized when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. We are required to file income tax returns in the United States and various foreign jurisdictions, which requires us to interpret the applicable tax laws and regulations in effect in such jurisdictions. Such returns are subject to audit by the various federal, state and foreign taxing authorities, who may disagree with respect to our tax positions. We believe that our accounting consideration is adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. We review and update our estimates in light of changing facts and circumstances, such as the closing of a tax audit, the lapse of a statute of limitations or a material change in estimate. To the extent that the final tax outcome of these matters differs from our expectations, such differences may impact income tax expense in the period in which such determination is made. The eventual impact on our income tax expense depends in part if we still have a valuation allowance recorded against our deferred tax assets in the period that such determination is made.

Results of Operations

The following table sets forth our historical operating results as of the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Automotive sales (including zero emission vehicle credit sales of $3,458, $8,152, $1,275 and $506 for the years ended December 31, 2008, 2009, and the three months ended March 31, 2009 and 2010, respectively)	$73	$14,742	$111,943	$20,886	$20,585
Development services	—	—	—	—	227

Total revenues	73	14,742	111,943	20,886	20,812
Cost of revenues:
Automotive sales	9	15,883	102,408	22,932	16,858
Development services	—	—	—	—	102

Total cost of revenues	9	15,883	102,408	22,932	16,960
Gross profit (loss)	64	(1,141)	9,535	(2,046)	3,852
Operating expenses:
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009)	62,753	53,714	19,282	7,941	13,265
Selling, general and administrative	17,244	23,649	42,150	6,607	16,585

Total operating expenses	79,997	77,363	61,432	14,548	29,850
Loss from operations	(79,933)	(78,504)	(51,897)	(16,594)	(25,998)
Interest income	1,749	529	159	16	48
Interest expense	—	(3,747)	(2,531)	(1,402)	(230)
Other income (expense), net	137	(963)	(1,445)	1,972	(3,221)

Loss before income taxes	(78,047)	(82,685)	(55,714)	(16,008)	(29,401)
Provision for income taxes	110	97	26	8	118

Net loss	$(78,157)	$(82,782)	$(55,740)	$(16,016)	$(29,519)

Comparison of the Three Months Ended March 31, 2009 and 2010

Revenues

Automotive Sales

Automotive sales consisted of the following for the periods presented:

	Three Months Ended March 31,
	2009	2010
	(Unaudited)
	(in thousands)
Vehicle, options and related sales	$20,886	$18,095
Powertrain component and related sales	—	2,490

	$20,886	$20,585

Prior to 2010, most of our revenues have been generated through sales of our vehicles in the United States and we had no revenues from sales outside of the United States prior to the third quarter of 2009. Our international sales commenced with the launch of the Tesla Roadster in Europe in July 2009. For the three months ended March 31, 2010, revenue from sales outside of the United States represented 56% of our total automotive sales revenue, which is compromised of 48% of our total vehicle, options and related sales and 100% of our total powertrain component and related sales.

Automotive sales during the three months ended March 31, 2009 in the amount of $20.9 million were derived primarily from sales of the Tesla Roadster, on which we began recognizing revenue during the quarter ended December 31, 2008, as well as the sale of ZEV credits. During the quarter ended March 31, 2009, we recognized revenue from the sale of 182 Tesla Roadsters. Almost all of such revenue came from fulfilling a significant number of Tesla Roadster reservations on our waitlist that are placed in prior periods, of which a large number were reserved by customers in prior years. Following the initiation of volume production of the Tesla Roadster during the quarter ended December 31, 2008, we made a significant effort to increase our production capacity in order to accelerate deliveries and reduce the number of existing reservations on our waitlist. As a result, revenues were significantly higher during the three months ended March 31, 2009, and not representative of new orders received in that or the prior quarter. We generated ZEV credits from the delivery of vehicles during the quarter which we sold to Honda.

Automotive sales of $20.6 million for the three months ended March 31, 2010 consisted of $18.1 million of vehicle, options and related sales, and $2.5 million of powertrain component and related sales. During the quarter ended March 31, 2010, we recognized revenue from the sale of 126 Tesla Roadsters. Approximately 80% of such revenue came from fulfilling Tesla Roadster reservations placed in that quarter and the fourth quarter of 2009. Vehicle, options and related sales was primarily related to sales of the Tesla Roadster as well as ZEV credit sales. ZEV credit sales decreased from $1.3 million during the three months ended March 31, 2009 to $0.5 million during the three months ended March 31, 2010 due primarily to the higher level of vehicle deliveries during the three months ended March 31, 2009 as we fulfilled a significant number of reservations placed prior to that time. Powertrain component and related sales were related to the battery packs and chargers we delivered to supply Daimler’s Smart program.

Development Services

Development services revenue of $0.2 million during the three months ended March 31, 2010 related to the development and delivery of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation, or Freightliner, an affiliate of Daimler. Freightliner plans to use these electric vans in a limited number of customer trials. We did not recognize any development services revenue during the three months ended March 31, 2009.

During the three months ended March 31, 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. As of March 31, 2010, we had deferred $5.5 million in revenue related to these development services. We expect we will recognize this revenue over the remainder of 2010.

Cost of Revenues and Gross Profit (Loss)

Cost of revenues decreased from $22.9 million during the three months ended March 31, 2009 to $17.0 million during the three months ended March 31, 2010. The decrease in cost of revenues was primarily due to the lower volume of Tesla Roadster deliveries during the three months ended March 31, 2010 as well as a decline in materials and manufacturing costs and limited economies of scale from low cumulative vehicle production volumes through the three months ended March 31, 2009. Due to the model changeover from the Tesla Roadster to the Tesla Roadster 2, part changes implemented to improve the design and reduce per unit costs, and increased volume, during 2009, the per unit cost of the Tesla Roadster was lower for the three months ended March 31, 2010. These cost improvements as well as higher average selling prices contributed to the gross profit of $3.9 million recognized during the three months ended March 31, 2010 when compared to the gross loss of $2.0 million incurred during the three months ended March 31, 2009. These decreases were partially offset by cost of development services of $0.1 million during the three months ended March 31, 2010 compared to no such costs during the three months ended March 31, 2009.

Research and Development Expenses

Research and development expenses increased from $7.9 million during the three months ended March 31, 2009 to $13.3 million during the three months ended March 31, 2010. The $5.3 million increase in research and development expenses consisted primarily of a $4.1 million increase in employee compensation expenses primarily associated with higher headcount for the three months ended March 31, 2010. The remainder of the increase was driven primarily by higher costs to support our Model S and development services activities.

During the three months ended March 31, 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. As of March 31, 2010, a development agreement had yet to be finalized and as such, the related development services costs of $0.5 million that we incurred during the three months ended March 31, 2010 were expensed in research and development. In May 2010, we finalized the agreement, and we will record such costs in cost of revenue for the three months ending June 30, 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $6.6 million during the three months ended March 31, 2009 to $16.6 million during the three months ended March 31, 2010. The $10.0 million increase in our selling, general and administrative expenses during the three months ended March 31, 2010 consisted primarily of a $3.1 million increase in employee compensation expenses related to higher sales and marketing and general and administrative headcount to support a larger number of stores in the United States and Europe as well as to support the expansion of the business and our efforts to become a public company, a $3.0 million increase in stock-based compensation related to a larger number of outstanding equity awards and a higher common stock valuation applied to new grants made subsequent to March 31, 2009, a $2.3 million increase in office, information technology and facilities costs to support the growth of our business, including the opening of new stores, and a $0.6 million increase in legal, accounting and other consulting services to support our growth and expanded sales and marketing activities.

Interest Income

Interest income increased from $16,000 during the three months ended March 31, 2009 to $48,000 during the three months ended March 31, 2010. The increase in our interest income was primarily due to higher average cash balances during the three months ended March 31, 2010.

Interest Expense

Interest expense decreased from $1.4 million during the three months ended March 31, 2009 to $0.2 million during the three months ended March 31, 2010. The significantly higher interest expense during the three months ended March 31, 2009 was primarily related to our convertible notes which converted into shares of our Series E convertible preferred stock in May 2009.

Other Income (Expense), Net

Other income (expense), net, which consisted of income during the three months ended March 31, 2009 in the amount of $2.0 million, decreased by $5.2 million to an expense in the amount of $3.2 million for the three months ended March 31, 2010. Other income, net, during the three months ended March 31, 2009 was driven primarily by a $1.5 million gain recognized on the extinguishment of convertible notes and warrants. Other expense, net, recognized during the three months ended March 31, 2010 was driven primarily by the charge of $2.3 million of fair value changes in our convertible preferred stock warrant liability and the charge of $0.6 million of fair value change related to our liability to issue common stock warrants to certain of our stockholders in May 2010, both of which increased significantly in conjunction with the increase in our common stock valuation.

Provision for Income Taxes

Our provision for income taxes increased from $8,000 during the three months ended March 31, 2009 to $0.1 million during the three months ended March 31, 2010 due primarily to the launch of the Tesla Roadster in Europe in July 2009 and the ensuing increase in taxable income in those jurisdictions.

Comparison of the Years Ended December 31, 2008 and 2009

Revenues

We had no revenues from sales outside of the United States prior to the third quarter of 2009 and revenue from sales outside of the United States represented 19% of our total revenues for the year ended December 31, 2009, primarily representing international sales in the last six months. Our international sales commenced with the launch of the Tesla Roadster in Europe in July 2009.

Automotive sales during the year ended December 31, 2008 in the amount of $14.7 million were derived primarily from sales of the Tesla Roadster, on which we began recognizing revenue during the quarter ended December 31, 2008, as well as the sale of ZEV credits. Almost all of the revenue recognized during the year ended December 31, 2008, came from fulfilling reservations placed in prior periods. We generated ZEV credits from the delivery of vehicles during the year which we sold to a third party automobile manufacturer.

Substantially all of the increase in automotive sales to $111.9 million for the year ended December 31, 2009 was due to sales of the Tesla Roadster. During the year ended December 31, 2009, we recognized revenue related to the sale of 830 Tesla Roadsters. A significant portion of the revenue recognized during this period came from fulfilling reservations placed prior to 2009. As sales of the Tesla Roadster increased during the year ended December 31, 2009, sales of ZEV credits also increased. ZEV credit sales increased from $3.5 million during the year ended December 31, 2008 to $8.2 million during the year ended December 31, 2009.

As of December 31, 2009, we had deferred revenue from automotive sales in the amount of $2.6 million compared to $4.1 million as of December 31, 2008. Deferred revenue as of December 31, 2009 was mostly derived from Tesla Roadster sales where vehicles had been shipped, but had not been delivered to the customer as of the end of the period. Deferred revenue as of December 31, 2008 was comprised primarily of 34 Tesla Roadsters that we had delivered to customers in 2008 for which we had unfulfilled obligations related to powertrain upgrades. Although these vehicles performed to a level adequate for most driving conditions, we had promised our customers an upgrade of the powertrain. As a result, we deferred all revenue recognition of these Tesla Roadsters that we had delivered until they were retrofitted with the new powertrain. We performed these upgrades and accordingly recognized the revenue for these vehicles beginning in the quarter ended December 31, 2008 and through the first three quarters of the year ended December 31, 2009.

Cost of Revenues and Gross Profit

Cost of revenues increased from $15.9 million during the year ended December 31, 2008 to $102.4 million during the year ended December 31, 2009. The significant increase in cost of revenues was due to the increase in Tesla Roadster sales from which we began to recognize revenue during the quarter ended December 31, 2008. Cost of revenues also included warranty expense of $0.9 million for the year ended December 31, 2008, compared to warranty expense of $4.4 million for the year ended December 31, 2009. Due to the model changeover from the Tesla Roadster to the Tesla Roadster 2 as well as significant part changes implemented to improve the design and reduce per unit costs, we recorded charges to cost of revenues in the amount of $1.4 million for excess and obsolete inventory during the year ended December 31, 2009.

For the year ended December 31, 2008, we incurred a gross loss of $1.1 million due to the lower average selling prices for our initial vehicles, the high materials and manufacturing costs associated with our first generation Tesla Roadster and limited economies of scale from low vehicle production volumes. For the year ended December 31, 2009 we recognized a gross profit of $9.5 million and a gross margin of 8.5%, reflecting higher per unit revenue and reduced manufacturing cost from increased volume and component re-design.

Research and Development Expenses

Research and development expenses decreased from $53.7 million during the year ended December 31, 2008 to $19.3 million during the year ended December 31, 2009. The $34.4 million decrease in research and development expenses was a result of development compensation we recognized from Daimler in the amount of $23.2 million, which partially offset research and development expenses during the year ended December 31, 2009, as well as a net decrease in research and development expenses of $11.2 million. The $11.2 million decrease in research and development expenses during the year ended December 31, 2009 consisted primarily of a $13.3 million decrease resulting from the allocation of various manufacturing-related costs to inventory and cost of sales once we transitioned into commercial production, a $3.2 million decrease in charges related to excess and obsolescence, adverse purchase commitments and materials and tooling expense due both to the classification of production-related costs in cost of sales as well as lower outside professional services, partially offset by a $5.5 million increase in employee compensation expenses associated with higher headcount for the year ended December 31, 2009.

We began receiving payments under the Smart fortwo development arrangement with Daimler in the year ended December 31, 2008 to compensate us for the cost of our development activities. We deferred recognition for these payments received in advance of the execution of the final agreement because a number of significant contractual terms were not in place prior to that time. Upon entering into the final agreement in May 2009, we began recognizing, as an offset to our research and development expenses, the deferred development compensation of $14.5 million on a straight-line basis. This amount was recognized over the expected life of the agreement, beginning in May 2009 and continuing through November 2009. Payments that we received upon the achievement of development milestones subsequent to contract execution in May 2009, were recognized, as an offset to our research and development expenses, upon achievement and acceptance of the respective milestones.

We did not recognize any development compensation from Daimler during the year ended December 31, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $23.6 million during the year ended December 31, 2008 to $42.1 million during the year ended December 31, 2009. The $18.5 million increase in our selling, general and administrative expenses during the year ended December 31, 2009 consisted primarily of a $8.4 million increase in employee compensation expenses related to higher sales and marketing headcount to support our opening of additional stores in the United States and Europe, as well as higher general and administrative headcount to support the expansion of the business and our efforts to become a public company, a $4.7 million increase in office, information technology and facilities costs to support the growth of our business, including the opening of new stores, a $2.0 million increase in legal services and legal settlements and accounting and other consulting services to support our growth, and a $1.3 million increase in costs principally related to increased marketing activities.

Interest Income

Interest income decreased from $0.5 million during the year ended December 31, 2008 to $0.2 million during the year ended December 31, 2009. The $0.3 million decrease in our interest income during the year ended December 31, 2009 was a result of our receiving higher returns on our cash and short-term investment balances during the year ended December 31, 2008, partially offset by higher average balances during the year ended December 31, 2009.

Interest Expense

Interest expense decreased from $3.7 million during the year ended December 31, 2008 to $2.5 million during the year ended December 31, 2009. Interest expense for both periods was related to our convertible notes which converted into shares of our Series E convertible preferred stock in May 2009.

Other Income (Expense), Net

Other income (expense), net, which consisted of expenses during the year ended December 31, 2008 in the amount of $1.0 million, increased by $0.4 million to an expense in the amount of $1.4 million for the year ended December 31, 2009. The $0.4 million increase during the year ended December 31, 2009 was primarily a result of a $1.8 million increase in foreign currency transaction losses associated with a higher level of foreign currency denominated purchases as well as the strengthening of foreign currencies against the U.S. dollar, partially offset by a $1.6 million decrease in the fair value change of the outstanding convertible preferred stock warrants during the year ended December 31, 2009.

Provision for Income Taxes

Our provision for income taxes decreased from $0.1 million during the year ended December 31, 2008 to $26,000 during the year ended December 31, 2009 as a result of recognition of research and development credits during the year ended December 31, 2009 from our foreign operations.

Comparison of the Years Ended December 31, 2007 and 2008

Revenues

During the years ended December 31, 2007 and 2008, all of our automotive sales were from shipments to locations within the United States. Automotive sales during the year ended December 31, 2007 consisted entirely of sales of Tesla-branded merchandise as we did not recognize any revenue from the sales of our Tesla Roadster. We did not recognize revenue from sales of ZEV credits in the year ended December 31, 2007 as we had not yet earned any credits through deliveries of the Tesla Roadster. As we began delivering the Tesla Roadster to customers during the year ended December 31, 2008, we also began selling ZEV credits associated with these deliveries. For the year ended December 31, 2008, we earned $3.5 million from the sale of ZEV credits. Substantially all of the increase in automotive sales to $14.7 million during the year ended December 31, 2008 was due to sales of the Tesla Roadster for which we began to recognize revenue in the quarter ended December 31, 2008. Almost all of the revenue recognized during this period, came from fulfilling reservations placed in prior periods.

As of December 31, 2008, we had deferred $3.6 million in revenue related to certain vehicles that had been delivered but as to which we had unfulfilled obligations related to powertrain upgrades. Although these vehicles performed to a level adequate for most driving conditions, we had promised our customers an upgrade of the powertrain. As a result, we deferred all revenue recognition of these Tesla Roadsters that we had delivered in 2008 until they were retrofitted with the new powertrain. We performed these upgrades and accordingly recognized the revenue for these vehicles beginning in the quarter ended December 31, 2008 and concluding in the quarter ended September 30, 2009. We had no deferred revenue as of December 31, 2007.

Cost of Revenues and Gross Profit (Loss)

Cost of revenues increased from $9,000 during the year ended December 31, 2007 to $15.9 million during the year ended December 31, 2008. All of the cost of revenues during the year ended December 31, 2007 consisted of cost related to sales of Tesla-branded merchandise. Substantially all of the cost of revenues for the year ended December 31, 2008 was due to the costs related to the sales of the Tesla Roadster which commenced during the quarter ended December 31, 2008.

During the year ended December 31, 2008, we had a gross loss of $1.1 million due to the lower pricing for our initial vehicles, the high materials and manufacturing costs associated with our first generation Tesla Roadster and limited economies of scale from low vehicle production volumes. During the year ended December 31, 2007, we had a gross profit of $64,000 from sales of our Tesla branded merchandise.

Research and Development Expenses

Research and development expenses decreased from $62.8 million during the year ended December 31, 2007 to $53.7 million during the year ended December 31, 2008. The $9.0 million decrease in our research and development expenses was due to a $10.2 million decrease in development-related contract services expenses due primarily to the significant contractor and other resources required in 2007 to drive completion of Tesla Roadster development, a $4.4 million decrease in professional services driven by significant engineering activities on the powertrain and vehicle to facilitate the start of production, partially offset by a $3.7 million increase in tooling and material expenses, including costs related to obsolete inventory and adverse purchase commitments, and a $2.8 million increase in office expenses and allocated information technology and facilities costs to support our research and development activities.

Prior to the commercialization of the Tesla Roadster, expenses related to excess and obsolete inventory and certain other costs were charged to research and development expenses. Once we began recognizing revenue from the production and sales of the Tesla Roadster in the quarter ended December 31, 2008, we began recording these costs in cost of revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased from $17.2 million during the year ended December 31, 2007 to $23.6 million during the year ended December 31, 2008. The $6.4 million increase in our selling, general and administrative expenses during the year ended December 31, 2008 consisted primarily of a $3.6 million increase in legal services and legal settlements and, accounting and other consulting services, a $1.3 million increase associated with higher head count expenses and a $1.0 million increase in marketing expenses to support our growth.

Interest Income

Interest income decreased from $1.7 million during the year ended December 31, 2007 to $0.5 million during the year ended December 31, 2008. The $1.2 million decrease in our interest income during the year ended December 31, 2008 was a result of our receiving lower interest rates on invested cash during the year ended December 31, 2008 when compared to the year ended December 31, 2007, as well as higher average cash balances during the year ended December 31, 2007.

Interest Expense

Interest expense increased to $3.7 million during the year ended December 31, 2008 compared to no interest expense recognized during the year ended December 31, 2007. Interest expense during the year ended December 31, 2008 was primarily a result of interest on our outstanding convertible notes issued early in the year and which remained outstanding throughout the remainder of the year.

Other Income (Expense), Net

Other income (expense), net during the year ended December 31, 2007 in the amount of $0.1 million changed by $1.1 million to an expense of $1.0 million for the year ended December 31, 2008. A majority of this change was a result of a $2.8 million increase in the fair value of the outstanding convertible preferred stock warrants during the year ended December 31, 2008 compared to a small decrease during the year ended December 31, 2007. This expense for the year ended December 31, 2008 was partially offset, among other things, by a $1.2 million gain on extinguishment from the exchange of our February 2008 convertible notes for December 2008 convertible notes which contained substantially different conversion terms.

Provision for Income Taxes

Our provision for income taxes was $0.1 million during both years ended December 31, 2007 and 2008. In both periods, these expenses related primarily to foreign income taxes.

Quarterly Results of Operations

The following unaudited quarterly consolidated statements of operations for the five quarters in the period ended March 31, 2010, have been prepared on a basis consistent with our audited consolidated annual financial statements, and include, in the opinion of management, all normal recurring adjustments necessary for the fair presentation of the financial information contained in those statements. The following consolidated quarterly financial data should be read in conjunction with our consolidated annual financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Automotive sales (including zero emission vehicle credit sales of $1,275, $4,341, $2,030, $506 and $506, for the three months ended March 31, June 30, September 30, and December 31, 2009 and the three months ended March 31, 2010, respectively)	$20,886	$26,945	$45,527	$18,585	$20,585
Development services	—	—	—	—	227

Total revenues	20,886	26,945	45,527	18,585	20,812
Cost of revenues(1):
Automotive sales	22,932	24,844	37,828	16,804	16,858
Development services	—	—	—	—	102

Total cost of revenues	22,932	24,844	37,828	16,804	16,960
Gross profit (loss)	(2,046)	2,101	7,699	1,781	3,852
Operating expenses(1):
Research and development (net of development compensation of $8,509, $8,661 and $6,079 for the three months ended June 30, September 30, and December 31, 2009, respectively)	7,941	1,941	1,257	8,143	13,265
Selling, general and administrative	6,607	8,247	10,733	16,563	16,585

Total operating expenses	14,548	10,188	11,990	24,706	29,850
Loss from operations	(16,594)	(8,087)	(4,291)	(22,925)	(25,998)
Interest income	16	29	52	62	48
Interest expense	(1,402)	(1,086)	(18)	(25)	(230)
Other income (expense), net(2)	1,972	(1,715)	(577)	(1,125)	(3,221)

Loss before income taxes	(16,008)	(10,859)	(4,834)	(24,013)	(29,401)
Provision for (benefit from) income taxes	8	8	(219)	229	118

Net loss	$(16,016)	$(10,867)	$(4,615)	$(24,242)	$(29,519)

Net loss per share of common stock, basic and diluted(3)	$(2.31)	$(1.56)	$(0.66)	$(3.43)	$(4.04)

Shares used in computing net loss per share of common stock, basic and diluted(3)	6,924,194	6,965,958	7,014,055	7,065,641	7,301,940

(1) Includes stock-based compensation expense as follows:
	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(in thousands, except share and per share data)
Cost of revenues	$12	$24	$18	$7	$42
Research and development	40	86	67	183	281
Selling, general and administrative	38	43	121	795	3,064

Total	$90	$153	$206	$985	$3,387

(2)	In January 2010, we issued a warrant to the DOE in connection with the closing of the DOE Loan Facility to purchase shares of our Series E convertible preferred stock. This convertible preferred stock warrant will become a warrant to purchase shares of our common stock upon the closing of this offering. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will become exercisable in quarterly amounts depending on the average outstanding balance of the DOE Loan Facility during the prior quarter. Since the number of shares of common stock ultimately issuable under the warrant will vary, this warrant will be carried at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting. Potential shares of common stock issuable upon exercise of the DOE warrant will be excluded from the calculation of diluted net loss per share of common stock until at least such time as we generate a net profit in a given period.
(3)	Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss by the weighted-average number of shares of common stock, excluding common stock subject to repurchase, and, if dilutive, potential common shares outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of our common stock and warrants to purchase shares of our convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock and convertible notes payable (using the if-converted method). For purposes of these calculations, potential shares of common stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive since we generated a net loss in each period.

Revenues, Cost of Revenues and Gross Profit (Loss)

Revenues and cost of revenues increased during the quarters ended March 31 through September 30, 2009 as we continued to fulfill reservations for the Tesla Roadster. A significant portion of the revenue recognized during these quarters came from fulfilling reservations placed prior to 2009. As we had made a significant effort to increase our production capacity in order to accelerate deliveries to customers, by the end of the quarter ended September 30, 2009, we had substantially fulfilled the reservations on our waitlist. In July 2009, our international sales commenced with the launch of the Tesla Roadster in Europe which also contributed to higher sales recognized during the quarter ended September 30, 2009 compared to prior quarters. We had no revenues from sales outside of the United States prior to the third quarter of 2009. Beginning with the quarter ended December 31, 2009, sales of the Tesla Roadster began more closely approximating the level of orders placed during the quarter. The substantial fulfillment of the reservations on our waitlist by September 30, 2009, coupled with what we believe to be slower demand during the winter season for new car purchases, and in particular for high-performance sports vehicles such as the Tesla Roadster, accounted for the lower revenues and cost of revenues during the quarters ended December 31, 2009 and March 31, 2010, when compared to the quarter ended September 30, 2009.

The gross loss incurred during the three months ended March 31, 2009 reflected lower average selling prices for our initial vehicles as compared to the vehicles we sold and delivered after that date, higher materials and manufacturing costs associated with our first generation Tesla Roadster and limited economies of scale from low vehicle production volumes. Due to the model changeover from the Tesla Roadster to the Tesla Roadster 2, part changes implemented to improve design and reduce per unit costs, higher per unit revenue and increased volume, gross profit generally increased through September 30, 2009. The higher gross profit during the quarters ended June 30, 2009 and September 30, 2009 were driven primarily by higher production volume during those quarters.

Due to the fulfillment of the significant number of reservations on our waitlist during the first three quarters of 2009, we do not believe that the results for the corresponding quarters in 2010 will be comparable. For example, during the quarter ended September 30, 2009, we delivered a significant number of reservations placed in prior periods and as a result, revenues were significantly higher and less representative of demand related to the quarter. Similarly, higher production volume to address the fulfillment of reservations on our waitlist had the effect of reducing per unit cost of revenues for the third quarter of 2009.

Operating Expenses

Research and development costs generally increased during the quarters ended March 31 through December 31, 2009 driven primarily by employee compensation expenses related to the increasing headcount to support the growth in our business; higher professional, consulting and tooling costs during the quarter ended June 30, 2009 related to final design and validation work related to the Tesla Roadster 2; and higher design and prototyping costs during the quarter ended December 31, 2009 as we completed our powertrain development activities related to Daimler’s Smart electric vehicle program. However, due to the development compensation that we recognized under our development arrangement with Daimler, research and development expense levels for the quarters ended June 30 through December 31, 2009 were lower as a result of the $8.5 million, $8.7 million and $6.1 million offsetting development compensation that we recorded in these quarters, respectively.

We began receiving payments under the development arrangement with Daimler in the year ended December 31, 2008 to compensate us for the cost of our development activities related to Daimler’s Smart vehicle program. We deferred recognition for these payments received in advance of the execution of the final agreement because a number of significant contractual terms were not in place prior to that time. Upon entering into the final agreement in May 2009, we began recognizing, as an offset to our research and development expenses, the deferred development compensation of $14.5 million that had accumulated by March 31, 2009. This amount was recognized over the expected life of the agreement on a straight-line basis, beginning in May 2009 and continuing through November 2009. Payments that we received upon the achievement of development milestones subsequent to contract execution in May 2009, were recognized, as an offset to our research and development expenses, upon achievement and acceptance of the respective milestones. All development work related to this development agreement had been completed as of December 31, 2009. Research and development expenses for the quarter ended March 31, 2010 remained fairly consistent with those for the quarter ended December 31, 2009 after considering the $6.1 million offsetting development compensation that we recorded in the quarter ended December 31, 2009.

Selling, general and administrative expenses increased during the quarters ended March 31 through December 31, 2009 driven primarily by increasing employee compensation expenses related to the hiring and addition of sales and marketing headcount to support our opening of additional stores in the United States and Europe, as well as higher general and administrative headcount to support the expansion of the business and our efforts to become a public company; increasing office, information technology and facilities costs to support the growth of our business, including the opening of new stores; and increasing legal, accounting and other consulting services to support the significant financing activities that we engaged in during the year. Selling, general and administrative expenses for the quarter ended March 31, 2010 remained fairly consistent with those for the quarter ended December 31, 2009 due primarily to higher stock-based compensation expense offset by lower professional and consulting expenses.

Interest Expense

Interest expense for the quarters ended March 31 and June 30, 2009 were comprised primarily of interest related to our convertible notes which were converted into shares of our Series E convertible preferred stock in May 2009. The increase in interest expense during the quarter ended March 31, 2010, as compared to the quarters ended September 30 and December 31, 2009, was driven primarily by the interest incurred on our February and March 2010 draw-downs under the DOE Loan Facility.

Other Income (Expense), Net

Other income (expense), net, is comprised primarily of foreign currency transaction gains and losses as well as changes in fair value on our convertible preferred stock warrant liability. In general, we incurred foreign currency transaction losses over the quarters of 2009 as a result of our foreign currency denominated purchases as well as the strengthening of foreign currencies against the U.S. dollar over the year. During the quarters of 2009 through the quarter ended March 31, 2010, we also recognized increasing fair value charges in other income (expense), net, due to the increasing valuation of our common stock and the corresponding impact on the valuation of our convertible preferred stock warrant liability. During the quarter ended March 31, 2009, we recognized income in other income (expense), net, driven primarily by the $1.5 million gain that we recognized on extinguishment of our convertible notes and warrants.

Provision for (Benefit from) Income Taxes

Our provision for income taxes relate primarily to foreign income taxes. We recorded a benefit from income taxes during the quarter ended September 30, 2009 as a result of the recognition of certain research and development credits from our foreign operations.

Liquidity and Capital Resources

As of March 31, 2010, our principal sources of liquidity were our cash and cash equivalents in the amount of $61.5 million which primarily are invested in money market funds. Our primary source of cash historically has been proceeds from the sales of convertible preferred stock, sales of convertible notes, refundable reservation payments from customers for the Tesla Roadster and more recently from sales of the Tesla Roadster, our compensation for electric powertrain development and refundable reservation payments for our Model S. Through March 31, 2010, we had raised an aggregate of $319.2 million from sales of convertible preferred stock and convertible note financings. Since inception through the three months ended March 31, 2010, we had accumulated net operating losses of $290.2 million.

DOE Loan Facility

On January 20, 2010, we entered into our DOE Loan Facility for $465.0 million to support the expansion of our manufacturing operations. Up to an aggregate principal amount of $101.2 million will be made available under the first term loan facility to finance up to 80% of the costs eligible for funding for the build out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components, or the Powertrain facility. Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 80% of the costs eligible for funding for the development of, and to build out the manufacturing facility for, our Model S sedan, or the Model S facility. Under the DOE Loan facility, we are responsible for the remaining 20% of the costs eligible for funding under the ATVM Program for the projects as well as any cost overruns for each project. The costs paid by us to date for the Powertrain facility and the Model S facility will be applied towards our obligation to contribute 20% of the eligible project costs, and the DOE’s funding of future eligible costs will be adjusted to take this into account. Our remaining obligations for the development of, and the build-out of our manufacturing facility for, the Model S is budgeted to be an aggregate of $33 million, plus any cost overruns for the projects. On the closing date, we paid a facility fee to the DOE in the amount of $0.5 million. We have paid for the full 20% of the budgeted costs related to our Powertrain facility, but will continue to be responsible for cost overruns. Through the date of this prospectus, we have received draw-downs under the DOE Loan Facility for an aggregate of $41.8 million.

Our ability to draw down funds under the DOE Loan Facility is conditioned upon several draw conditions. For the Powertrain facility, the draw conditions include our achievement of progress milestones relating to the development of the powertrain manufacturing facility and the successful development of commercial arrangements with third parties for the supply of powertrain components. For the Model S facility, the draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the planned Model S manufacturing facility, including an environmental assessment of such facility approved by the DOE. Certain advances will be subject to additional conditions to draw-down related to the site on which the applicable project is located.

Advances under the DOE Loan Facility accrue interest at a per annum rate determined by the Secretary of the Treasury as of the date of the advance and will be based on the Treasury yield curve and the scheduled principal installments for such advance. Interest on advances under the DOE Loan Facility is payable quarterly in arrears.

Under the DOE Loan Facility, we have committed to pay all costs and expenses incurred to complete the projects being financed in excess of amounts funded under the loan facility. We will be required to maintain, at all times, available cash and cash equivalents of at least 105% of the amounts required to fund such commitment, after taking into account current cash flows and cash on hand, including cash on hand raised in this offering, and reasonable projections of future generation of net cash from operations, losses and expenditures. Loans may be requested under the facilities until January 22, 2013, and we have committed to complete the projects being financed prior to such date.

The DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the projects be conducted in accordance with the business plan for such project, compliance with all requirements of the ATVM Program, and limitations on our and our subsidiaries’ ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, pay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business, and enter into certain restrictive agreements, in each case subject to customary exceptions. The DOE Loan Facility documents also contain financial covenants requiring us to maintain a minimum ratio of current assets to current liabilities, and (i) through December 15, 2012, a minimum cash balance, and (ii) after December 15, 2012, a maximum leverage ratio, a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a limit on capital expenditures and, after March 31, 2014, a maximum ratio of total liabilities to shareholder equity.

Under the DOE Loan Facility, we are required to fund a debt service reserve account on or before December 31, 2012, in an amount equal to all principal and interest that will come due on the advances on the next two payment dates. Once we have deposited such two payments, we will not be required to further fund such debt service reserve account. We have also agreed that, in connection with the sale of our common stock in this offering, at least 75% of the net offering proceeds will be received by us and, in connection with the sale of our stock in any other follow-on equity offering, at least 50% of the net offering proceeds will be received by us. Offering proceeds may not be used to pay bonuses or other compensation to officers, directors, employees or consultants in excess of the amounts contemplated by our business plan approved by the DOE.

In addition to our obligation to fund a portion of the project costs as described above, we have agreed to set aside 50% of the net proceeds from this offering and the concurrent private placement and any subsequent offerings of stock occurring before the completion of the projects, up to an aggregate of $100 million, to fund a separate, dedicated account under our DOE Loan Facility. This dedicated account can be used by us to fund any cost overruns for our powertrain and Model S manufacturing facility projects and will also be used as a mechanism to defer advances under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project. We will be required to deposit a portion of these reimbursements into the dedicated account, in an amount equal to up to 30% of the remaining project costs for the applicable project and these amounts may similarly be used by us to fund project costs and cost overruns and will similarly be eligible for reimbursement by the drawdown of additional loans under our DOE Loan Facility once used in full.

We expect that the proceeds of this offering and the concurrent private placement and the loans under the DOE Loan Facility, together with our anticipated cash from operating activities and cash on hand, will be sufficient to fund our operations for the next 24 months. In order to fund our operations beyond that time, we may need to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund our ongoing operations, continue research, development and design efforts, establish sales and service branches, improve infrastructure such as expanded battery assembly facilities, and introduce new vehicles such as the Model S. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all.

Leasing Activities

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster. Through our wholly owned subsidiary Tesla Motors Leasing, Inc., qualifying customers are permitted to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a pre-determined residual value.

When compared to our sales of vehicles, our leasing activities will spread the cash inflows that we would otherwise receive upon the sale of a vehicle, over the lease term and final disposition of the leased vehicle. As such, our cash and working capital requirements will be directly impacted and if leasing volume increases significantly, the impact may be material. However, after taking into consideration our current and planned sources of operating cash, our ability to monitor and prospectively adjust our leasing activity, as well as our intent to collect nonrefundable deposits for leased vehicles that are manufactured to specification, we do not believe that our planned leasing operations will materially adversely impact our ability to meet our commitments and obligations as they become due. As we will also be exposed to credit risk related to the timely collection of lease payments from our customers, we intend to utilize our credit approval and ongoing review processes in order to minimize any credit losses that could occur and which could adversely affect our financial condition and results of operations. We intend to require deposits from customers electing a lease option for vehicles built to a customer’s specifications on the same timeframe and under the same circumstances as from customers purchasing our vehicles outright. Through March 31, 2010, our leasing activity has not been significant.

Capital Expenditures

During the years ended December 31, 2007, 2008 and 2009, we used $9.8 million, $10.6 million and $11.9 million in cash, respectively, to fund capital expenditures. During the three months ended March 31, 2009 and 2010, we used $0.9 million and $5.5 million, respectively, to fund capital expenditures. We currently anticipate making aggregate capital expenditures of between $100 million and $125 million during the year ending December 31, 2010, primarily related to the development of the Model S and the purchase of our planned Model S manufacturing facility in Fremont, California.

Cash Flows from Operating Activities

We continue to experience negative cash flows from operations as we expand our business and build our infrastructure both in the United States and internationally. Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as research and development and selling, general and administrative. Our operating cash flows are also affected by our working capital needs to support growth and fluctuations in inventory, personnel related expenditures, accounts payable and other current assets and liabilities.

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Net cash used in operating activities	$(53,469)	$(52,412)	$(80,825)	$(16,163)	$(27,329)
Net cash used in investing activities	(9,762)	(11,590)	(14,244)	(902)	(9,379)
Net cash provided by financing activities	45,041	56,068	155,419	19,533	28,627

A component of our cash flows from operations has been our receipt of refundable reservation payments from our customers. Refundable reservation payments consist of reservation and membership payments that allow potential customers to hold a reservation for the future purchase of a Tesla Roadster or Model S. For our

2010 model year Tesla Roadsters manufactured to specification, our current purchase agreement requires the payment of an initial $9,900, €11,500 or £10,000 deposit, depending on the location of the customer. For the Model S, we require an initial refundable reservation payment of at least $5,000. For vehicles purchased directly from our showrooms, no deposit is required. Prior to 2010, our reservation policy was to accept refundable reservation payments from all customers who wished to purchase a Tesla Roadster and require full payment of the purchase price of the vehicle at the time the customer selected their vehicle specifications. We recently changed our policy to require nonrefundable deposits for Tesla Roadsters manufactured to specification. We also occasionally accept refundable reservation payments for the Tesla Roadster if a customer is interested in purchasing a vehicle but not yet prepared to select the vehicle specifications. For customers who have placed a refundable reservation payment with us, the reservation payment becomes a nonrefundable deposit once the customer has selected the vehicle specifications. We now require full payment of the purchase price of the vehicle only upon delivery of the vehicle to the customer. These reservation payments and deposits are used by us to fund, in part, our working capital requirements and help us to align production with demand. We do not believe that these changes will materially impact our liquidity or capital resources. Reservation payments for a vehicle are recorded as a current liability when received. No later than upon the delivery of a vehicle, the reservation payments collected on a customer’s account are applied against the total purchase price of the vehicle. Refundable reservation payments are expected to fluctuate as the number of reservation holders on the Tesla Roadster reservation list decreases, while the number of reservation holders on the Model S reservation list increases.

Net cash used in operating activities was $27.3 million during the three months ended March 31, 2010. The largest component of our cash used during this period was a net loss of $29.5 million, which included non-cash charges of $3.4 million related to stock-based compensation expense, $2.3 million related to the fair value change in our convertible preferred stock warrant liability and $2.1 million related to depreciation and amortization. Significant operating cash outflows were primarily related to $29.9 million of operating expenses, $17.0 million of cost of revenues, a $6.6 million decrease in our accrued liabilities and a $5.5 million increase in inventory, partially offset by a $3.1 million increase in accounts payable. Inventory increased to meet our production requirements while the decrease in accrued liabilities was driven primarily by the timing of payments. Significant operating cash inflows for the three months ended March 31, 2010 were derived primarily from sales of the Tesla Roadster and powertrain components as well as from development services activity. Cash inflows were $23.9 million comprised primarily of automotive sales of $20.6 million, $0.2 million of development services revenue, a $5.5 million increase in deferred revenues, partially offset by a $2.4 million increase in accounts receivable. In the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. The increase in deferred revenues was primarily driven by payments that we had received from Daimler in relation to this development arrangement for which an agreement had yet to be finalized and therefore, revenue was deferred. The increase in accounts receivable was related primarily to powertrain component sales during the three months ended March 31, 2010 in relation to Daimler’s Smart fortwo program. During the three months ended March 31, 2010, we received $1.8 million of new reservation payments for the Model S.

Net cash used in operating activities was $16.2 million during the three months ended March 31, 2009. The largest component of our cash used during this period was a net loss of $16.0 million, which included non-cash charges of $1.4 million related to interest on convertible notes and $1.4 million related to depreciation and amortization, as well as a non-cash gain of $1.5 million from the extinguishment of convertible notes and warrants. Significant operating cash outflows were primarily related to $22.9 million of cost of revenues, $14.5 million of operating expenses and a $4.9 million increase in inventory, partially offset by a $1.5 million increase in accounts payable and a $0.2 million increase in accrued liabilities. Inventory increased to meet our production requirements and the increases in accounts payable and accrued liabilities were primarily due to the growth in our business. Significant operating cash inflows for the three months ended March 31, 2009 were derived primarily from sales of the Tesla Roadster as well as development compensation related to the Daimler Smart fortwo development arrangement. Cash inflows related to automotive sales activity were $14.7 million, comprised of automotive sales of $20.9 million, partially offset by a $5.2 million decrease in refundable reservation payments and a $1.0 million decrease in deferred revenues. The decrease in refundable reservation payments was due to the launch of the Tesla Roadster during the year ended December 31, 2008. As we continued to deliver the Tesla Roadster to our customers in 2009, we applied the related reservation payments to the respective customers’ purchase cost. Deferred revenues decreased as we retrofitted certain vehicles that were delivered in 2008 with new powertrains and recognized the related revenue in 2009. Cash inflows from the Daimler development arrangement were $7.1 million as reflected in the $4.4 million increase in deferred development compensation and $2.8 million decrease in accounts receivable. We deferred recognition of development compensation until we entered into a final agreement with Daimler in May 2009. The decrease in accounts receivable was primarily due to the receipt of development compensation invoiced to Daimler in 2008 in relation to the Smart fortwo development arrangement, prior to entering into the final agreement.

Net cash used in operating activities was $80.8 million during the year ended December 31, 2009. The largest component of our cash used during this year was the $55.7 million net loss, which included non-cash charges of $6.9 million related to depreciation and amortization, $2.7 million related to interest on convertible notes and $1.4 million related to inventory write-downs, as well as a non-cash gain of $1.5 million from the extinguishment of convertible notes and warrants. Significant operating cash outflows were primarily related to $102.4 million of cost of revenues, $61.4 million of operating expenses, a $7.9 million increase in inventory and a $2.0 million increase in our prepaid expenses and other current assets, partially offset by a $3.4 million increase in accrued liabilities and a $0.9 million increase in accounts payable. Inventory increased to meet our production requirements while the increase in prepaid expenses and other current assets reflect a higher level of annual operating costs such as insurance, licenses and taxes from the growth of the business. The increases in accrued liabilities and accounts payable were also primarily due to the growth in our business. Significant operating cash inflows for the year ended December 31, 2009 were derived primarily from the sales of the Tesla Roadster as well as development compensation related to the Daimler development agreement. Cash inflows related to automotive sales activity were $88.5 million comprised of $111.9 million of automotive sales, partially offset by a $22.0 million decrease in refundable reservation payments and a $1.5 million decrease in deferred revenues. The decrease in the refundable reservation payments was due to the launch of the Tesla Roadster during the year ended December 31, 2008. As we continued to deliver the Tesla Roadster to our customers in 2009, we applied the related reservation payments to the respective customers’ purchase cost. Cash inflows from the Daimler development agreement were $13.2 million comprised primarily of $23.2 million of development compensation partially offset by a $10.0 million decrease in deferred development compensation. The decrease in deferred development compensation was the result of the amortization of deferred development compensation that we received during the year ended December 31, 2008.

Net cash used in operating activities was $52.4 million during the year ended December 31, 2008. The largest component of our cash used during this period, was the $82.8 million net loss, which included non-cash charges of $4.3 million related to inventory write-downs, $4.2 million related to depreciation and amortization, $3.7 million related to interest on convertible notes and $2.8 million related to the fair value change in our convertible preferred stock warrant liability, as well as a non-cash gain of $1.2 million from the extinguishment of convertible notes and warrants. Significant operating cash outflows were driven primarily by $77.4 million of operating expenses, $15.9 million of cost of sales, and an $18.8 million increase in inventory, partially offset by an $8.8 million increase in accounts payable and a $2.6 million increase in accrued liabilities. We had increased inventory in anticipation of the commercial introduction of the Tesla Roadster. Accrued liabilities and accounts payable increased primarily due to the significant increase in activities to bring the Tesla Roadster to production. We benefited from operating cash inflows related to Tesla Roadster reservation activity and our development efforts. Cash inflows derived from Tesla Roadster sales and reservation activity were $29.4 million comprised primarily of $14.7 million of automotive sales, a $10.7 million increase in refundable reservation payments and a $4.1 million increase in deferred revenues. Refundable reservation payments increased reflecting new reservation activity received during the year partially offset by the reservation payments we applied to our customers’ purchase cost as we began delivering Tesla Roadsters during the year ended December 31, 2008. Deferred revenues increased primarily from customer payments we collected for certain Tesla Roadsters that we had delivered but as to which we had unfulfilled obligations related to powertrain upgrades. We received cash from Daimler of $8.6 million for our development efforts during the year ended December 31, 2008 although the amounts were deferred entirely until we executed a final agreement in May 2009, which is reflected in the related increase in deferred development compensation of $10.2 million partially offset by an increase in accounts receivable of $1.6 million.

Net cash used in operating activities was $53.5 million during the year ended December 31, 2007. This net use of cash in operating activities was primarily attributable to the $78.2 million net loss incurred during the year ended December 31, 2007, which included non-cash charges of $2.9 million related to depreciation and amortization and a $2.4 million loss on the abandonment of certain fixed assets. Significant operating cash outflows were driven primarily by $80.0 million of operating expenses and a $2.1 million increase in inventory, partially offset by a $7.6 million increase in accrued liabilities and a $0.5 million increase in accounts payable. The increase in accrued liabilities and accounts payable was largely driven by the increase in our powertrain and Tesla Roadster activities. Operating cash inflows were derived primarily from the collection of refundable reservation payments of $15.2 million.

Cash Flows from Investing Activities

We continue to experience negative cash flows from investing activities as we expand our business and build our infrastructure both in the United States and internationally. Cash flows from investing activities primarily relate to capital expenditures to support our growth in operations as well as restricted cash that we must maintain in relation to lease agreements, equipment financing, and certain vendor credit policies.

Net cash used in investing activities was $0.9 million and $9.4 million during the three months ended March 31, 2009 and 2010, respectively. The uses of cash for investing activities during the three months ended March 31, 2009 were primarily related to purchases of capital equipment while uses during the three months ended March 31, 2010 consisted of $5.5 million in purchases of capital equipment and a $3.9 million increase in restricted cash. The increase in restricted cash was primarily related to a $3.0 million deposit paid into escrow for the purchase of manufacturing equipment as well as certain refundable reservation payments segregated in accordance with state consumer protection regulations in Washington State.

Net cash used in investing activities was $11.6 million and $14.2 million during the years ended December 31, 2008 and 2009, respectively. The uses of cash for investing activities during the year ended December 31, 2008 were primarily related to purchases of capital equipment while uses during the year ended December 31, 2009 consisted of $11.9 million as a result of purchases of capital equipment and $2.4 million related to increases in restricted cash primarily relating to standard credit policies required by our online payment vendor and security deposits related to lease agreements and equipment financing.

Net cash used in investing activities was $9.8 million and $11.6 million during the years ended December 31, 2007 and 2008, respectively. There was an increase in the amount of $0.8 million in cash used for purchases of capital equipment during the year ended December 31, 2008 when compared to the year ended December 31, 2007, and an increase in restricted cash of $1.0 million during the year ended December 31, 2008 compared to a $40,000 decrease during the year ended December 31, 2007.

Net cash used in investing activities is expected to increase substantially as we build out and tool our Model S manufacturing facility, and our powertrain manufacturing facility in Palo Alto, California. We expect our capital expenditures to be between $100 million and $125 million in the year ending December 31, 2010.

Cash Flows from Financing Activities

We have financed our operations primarily with proceeds from issuances of convertible preferred stock and convertible notes, which provided us with aggregate net proceeds of $296.8 million on a cumulative basis through December 31, 2009, and to a lesser extent and more recently, from draw-downs under the DOE Loan Facility.

Cash provided by financing activities increased by $9.1 million from the three months ended March 31, 2009 compared to the three months ended March 31, 2010 due primarily to the $29.9 million we received from our draw-downs under the DOE Loan Facility during the three months ended March 31, 2010 partially offset by $1.6 million of issuance costs we incurred in relation to our DOE Loan Facility and our potential initial public offering, compared to the $19.6 million in proceeds received from the issuance of convertible notes and warrants during the three months ended March 31, 2009.

Cash provided by financing activities increased by $99.4 million from the year ended December 31, 2008 compared to the year ended December 31, 2009 due to the issuance of $82.4 million in Series F convertible preferred stock and $49.4 million in Series E convertible preferred stock during the year ended December 31, 2009, and the issuance of convertible promissory notes in the amount of approximately $54.8 million during the year ended December 31, 2008 compared to $25.5 million during the year ended December 31, 2009.

Cash provided by financing activities increased by $11.0 million from the year ended December 31, 2007 compared to the year ended December 31, 2008. The increase was due almost entirely to the difference between the $54.8 million raised through the issuance of convertible notes during the year ended December 31, 2008 and the $44.9 million raised through the issuance of the Series D convertible preferred stock during the year ended December 31, 2007.

Contractual Obligations

The following table sets forth, as of December 31, 2009, certain significant cash obligations that will affect our future liquidity (in thousands):

	Year ended December 31,
	Total	2010	2011	2012	2013	2014	2015 and thereafter
Operating lease obligations	$19,543	$1,818	$3,159	$3,353	$3,404	$3,345	$4,464
Capital lease obligations	1,176	353	318	286	219	—	—
Purchase obligations(1)(2)	16,800	16,800	—	—	—	—	—

Total contractual obligations	$37,519	$18,971	$3,477	$3,639	$3,623	$3,345	$4,464

(1)	Obligations include significant agreements or purchase orders to purchase goods or services that are enforceable, legally binding and where the significant terms are specified. Where a minimum purchase obligation is stipulated, as in the case of our supply agreement with Lotus Cars Limited, the amounts included in the table reflect the minimum purchase amounts based on the December 31, 2009 exchange rate for the British pound. Subsequent to the year ended December 31, 2009, we amended the agreement such that our future minimum purchase obligation was increased to approximately $33 million, which will result in purchase obligations of approximately $16 million in 2011. Purchase obligations that are cancelable without significant penalty, are not included in the table.
(2)	Obligations do not include approximately $42 million to purchase our planned Tesla manufacturing facility for the Model S in Fremont, California, which we expect to incur in the year ending December 31, 2010. It further does not include contingent obligations related to environmental remediation and asset retirement obligations related to our Model S and powertrain manufacturing facilities, which we may record in future periods if their fair value can be reasonably estimated.

As of December 31, 2009 and March 31, 2010, we held refundable reservation payments of $26.0 million and $26.0 million from potential customers, respectively, which are not reflected in the table above. As of December 31, 2009, we held reservation payments for undelivered Tesla Roadsters in an aggregate amount of $8.2 million and reservation payments for Model S sedans in an aggregate amount of $17.9 million. As of March 31, 2010, we held reservation payments for undelivered Tesla Roadsters in an aggregate amount of $6.3 million and reservation payments for Model S sedans in an aggregate amount of $19.7 million. In order to convert the refundable reservation payment into revenue, we will need to sell vehicles to these customers.

Amounts related to the DOE Loan Facility which we entered into in January 2010 are not reflected in the table above.

Off-Balance Sheet Arrangements

During the periods presented, we did not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the years ended December 31, 2007, 2008, or 2009 or for the three months ended March 31, 2009 and 2010. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

Disclosure about Market Risk

Foreign Currency Risk

A portion of our costs and expenses for the year ended December 31, 2009 were denominated in foreign currencies such as the British pound and the euro. This is primarily due to the contract with Lotus Cars Limited, or Lotus, in the United Kingdom to manufacture the Tesla Roadster vehicles and gliders and other parts sourced in Europe. Our international sales and marketing operations incur expense denominated in foreign currencies. This cost exposure is partially offset by our recent growth in sales in Europe, specifically the United Kingdom, with the launch of the Tesla Roadster in Europe in the quarter ended September 30, 2009 since payments for these vehicles are in euros or British pounds. This provides a partial natural hedge to our cost exposure in Europe which can vary depending on our sales in Europe. Our battery cell purchases from Asian suppliers are also subject to currency risk. Although our present contracts are United States dollar based, if the United States dollar depreciates significantly against the local currency, it could cause our Asian suppliers to significantly raise their prices, which could harm our financial results. To date, the foreign currency effect on our cash and cash equivalents has not been significant.

Interest Rate Risk

We had cash and cash equivalents totaling $61.5 million as of March 31, 2010. These amounts were invested in money market funds. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short term nature of our cash equivalents. Declines in interest rates, however, would reduce future investment income.

As of March 31, 2010, we have received draw-downs under the DOE Loan Facility for an aggregate of $29.9 million with interest rates ranging from 2.9% to 3.4%. As we continue to borrow under our DOE Loan Facility, interest rates will be determined by the Secretary of the Treasury as of the date of each loan, based on the Treasury yield curve and the scheduled principal installments for such loan. From April 1, 2010 through the date of this prospectus, we have received additional draw-downs under the DOE Loan Facility for an aggregate of $11.9 million with interest rates ranging from 3.0% to 3.4%. We also have capital lease obligations of $1.0 million as of March 31, 2010 which are fixed rate instruments and are not subject to fluctuations in interest rates. There were convertible notes outstanding as of December 31, 2008; however, these convertible notes were converted into shares of convertible preferred stock in May 2009.

Segment Information

We have determined that we operate in one reporting segment which is the design, development, manufacturing and sales of electric vehicles and electric powertrain components.

Waitlist and Reservations

Potential customers may reserve slots in our production schedule by entering into a reservation agreement and paying a refundable reservation payment. If the prospective customer decides to purchase a vehicle, the reservation payment can be used toward the purchase of a vehicle.

Starting in July 2006, we began taking reservations and collecting reservation payments from customers interested in purchasing a Tesla Roadster and we received a significant number of reservations prior to initiation of volume production of the Tesla Roadster in October 2008. Since that time, we have fulfilled a significant number of these reservations and a significant level of the automotive sales we recognized during the year ended December 31, 2009 came from fulfilling reservations placed prior to 2009. As a result, our reservations balance related to Tesla Roadster reservations fell from $48.0 million as of December 31, 2008 to $6.3 million as of March 31, 2010. We began taking refundable reservation payments for our Model S sedan in March 2009 and had accepted approximately 2,200 reservations as of March 31, 2010 in the aggregate amount of $19.7 million.

We do not believe the reservation list is indicative of potential demand for our vehicles as customers on the reservation list have not made firm commitments to order and take deliveries of vehicles and may cancel such reservations at any time. We recently changed our reservation policy to require nonrefundable deposits for Tesla Roadsters manufactured to specification. We also occasionally accept refundable reservation payments for the Tesla Roadster if a customer is interested in purchasing a vehicle but not yet prepared to select the vehicle specifications. For customers who have placed a refundable reservation payment with us, the reservation payment becomes a nonrefundable deposit once the customer has selected the vehicle specifications. We now require full payment of the purchase price of the vehicle only upon delivery of the vehicle to the customer. More recently, some of our vehicle sales have come from sales of floor models for which customers do not make reservation payments or deposits prior to purchase. We expect that these changes to our reservations policies will decrease our reservation balances for the quarter ended June 30, 2010 and beyond. Moreover, we have historically changed our reservations policies from time to time, which further makes period over period comparisons difficult. Beginning with the quarter ended December 31, 2009, sales of the Tesla Roadster began more closely approximating the level of orders placed during the quarter.

Seasonality

We expect sales of the Tesla Roadster to fluctuate on a seasonal basis with increased sales during the spring and summer months in our second and third fiscal quarters relative to our fourth and first fiscal quarters. We note that, in general, automotive sales tend to decline over the winter season and we anticipate that our sales of the Model S and other models we introduce may be similarly impacted. However our limited operations history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. We do not expect our powertrain sales to be impacted to a significant extent by seasonality.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued the FASB Accounting Standards Codification, or ASC, which identifies the ASC as the authoritative source of generally accepted accounting principles in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued a new accounting standard which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the FASB delayed the effective date of the standard until the first quarter of 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The standard does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In April 2009, the FASB issued further guidance for estimating fair value when the level of market activity for an asset or liability has significantly decreased, which is effective for interim and annual periods ending after June 15, 2009. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued a new accounting standard related to disclosures about derivative instruments and hedging activities. This standard is intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements; clarifies the accounting for derivative instruments and related hedged items; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued a new accounting standard which requires the recognition of both the liability and equity components of convertible debt instruments with cash settlement features. Under the standard, the debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the convertible debt instrument and the fair value of the straight debt liability. The separation of the equity component creates a debt discount which is required to be accreted over the expected life of the debt. Retrospective application to all periods presented is required. This standard is effective for us beginning in the first quarter of 2009. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In June 2008, the FASB issued a new accounting standard for determining whether instruments granted in share-based payment transactions are considered participating securities for the purposes of calculating earnings per share. The standard clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common stockholders, and therefore, are considered participating securities. The two-class method of computing basic and diluted earnings per share would have to be applied. This standard is effective for fiscal years beginning after December 31, 2008. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an accounting standard update which requires companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. The guidance is effective beginning January 1, 2011 with early application permitted. We are currently evaluating both the timing and the impact of the standard on our consolidated financial statements.

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level I and Level II fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation of fair value measurements using Level III inputs, a reporting entity will be required to disclose information about purchases, sales, issuances and settlements on a gross rather than on a net basis. The updated guidance will also require fair value disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring Level II and Level III fair value measurements. The updated guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level III fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued an accounting standard update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. Early adoption is permitted. We do not expect the adoption of the updated guidance to have a material impact on our consolidated financial statements.

BUSINESS

Industry Overview

We believe that more than 100 years after the invention of the internal combustion engine, incumbent automobile manufacturers are at a crossroads and face significant industry-wide challenges. The reliance on the gasoline-powered internal combustion engine as the principal automobile powertrain technology has raised environmental concerns, created dependence among industrialized and developing nations on oil largely imported from foreign nations and exposed consumers to volatile fuel prices. In addition, we believe the legacy investments made by incumbent automobile manufacturers in manufacturing and technology related to the internal combustion engine have to date inhibited rapid innovation in alternative fuel powertrain technologies. We believe these challenges offer an historic opportunity for companies with innovative electric powertrain technologies and that are unencumbered with legacy investments in the internal combustion engine to lead the next technological era of the automotive industry.

Growth in Demand for Electric Vehicles

We believe that the electrification of the automobile powertrain system is the most important innovation in modern automotive history. Electric propulsion offers the potential for improved performance and efficiency, and helps address many concerns related to the use of the internal combustion engine. We believe many consumers are increasingly willing to consider buying electric-based vehicles due to the environmental, economic and national security consequences of using gasoline-powered vehicles. As a result, we believe the market for electric vehicles is poised for significant growth as consumers continue to shift their preferences strongly toward more fuel efficient and lower emission vehicles.

We also believe government regulations and incentives are accelerating the growth of the electric vehicle market. Many governments in countries throughout the world are regulating vehicle emissions and fuel economy standards and offering incentives to consumers to purchase more energy efficient vehicles. For example, in 2009, the United States government enacted a $2.4 billion electric vehicle stimulus package with the goal of putting one million electric drive vehicles on the road by 2015. The United States government also recently increased fuel economy standards and offers consumer tax credits of up to $7,500 for the purchase of alternative fuel vehicles. In Europe, the European Union recently passed stricter vehicle emissions standards, several countries have instituted direct subsidies and significant tax exemptions for electric vehicles, and some cities exempt electric vehicles from congestion charges. In Asia, the Chinese government offers subsidies of up to approximately $8,800 per electric vehicle.

We believe shifting consumer preferences together with government regulation and incentives will result in significant growth in the market for electric vehicles. According to Frost & Sullivan, a business research and consulting firm, the market for electric-based vehicles, which includes electric vehicles, hybrid electric vehicles, and plug-in hybrid electric vehicles, is expected to grow to approximately 10.6 million units worldwide, or approximately 14% of new vehicles sold by 2015 from approximately 1.75 million units or 3% of new vehicles sold in 2008.

Incumbent Automobile Manufacturers Have Faced Significant Challenges that Hindered Their Ability to Pursue the Electric Vehicle Opportunity

We believe incumbent automobile manufacturers have faced significant challenges that to date have inhibited their ability to capitalize on the electric vehicle opportunity. These challenges include:

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Dependence on the Internal Combustion Engine. While GM and Toyota have each invested over $1 billion in hybrid and plug-in electric vehicle programs, we believe many incumbent automobile manufacturers continue to emphasize investment in internal combustion engine technologies over investment in fully electric technologies because of their need to support their existing revenue base and core competencies.

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Limited Electric Powertrain Expertise. To date, incumbent automobile manufacturers have pursued multiple alternative fuel programs, including hydrogen fuel cell, hybrid and electric powertrain technologies. We believe that exploring such a diverse range of programs while simultaneously continuing to invest in the internal combustion engine has to date diluted their focus on a specific alternative fuel powertrain technology. In addition, incumbent automobile manufacturers that are beginning to pursue electric vehicle programs in many instances have outsourced critical components of the powertrain and vehicle system design to third parties. As a result, we believe incumbent automobile manufacturers currently have relatively limited electric powertrain expertise, especially with respect to sophisticated battery cooling, power, safety and management systems.

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Profitability Pressures and Reduced Operating Flexibility. Many incumbent automobile manufacturers have recently faced deteriorating margins and liquidity, which we believe has significantly reduced their operating flexibility. Falling demand for vehicles in recent periods, excess industry capacity and shifting customer preferences toward smaller, more fuel efficient vehicles have reduced the gross margins and profitability at many incumbent automobile manufacturers. The resulting decline in profits at many incumbent automobile manufacturers has constrained their liquid capital resources. Moreover, incumbent automobile manufacturers generally rely on dealer franchises for sales and service, which requires them to share profits from vehicle sales, parts and services.

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Expensive New Product Development Process. While certain incumbent automobile manufacturers have already introduced or anticipate introducing plug-in hybrid or fully electric vehicles, new product launches by incumbent automobile manufacturers from development to production have historically required significant capital investments. We believe the development process for an electric vehicle program could be particularly expensive for incumbent automobile manufacturers given their need to develop an entirely new powertrain and the sophisticated battery cooling, power, safety and management systems necessary to support such a program. For example, the development of the Toyota Prius and its hybrid powertrain took an estimated $1 billion to develop over four years.

Challenges That Have Limited Consumers’ Adoption of Electric Vehicles

Incumbent automobile manufacturers have attempted over time to respond to shifting consumer desires and government mandates by incorporating limited elements of electric propulsion into their vehicles. However, we believe that due to their traditional focus on supporting and extending their existing internal combustion engine vehicle programs and their relatively limited electric powertrain expertise, incumbent automobile manufacturers have to date been unable to design and offer a commercially successful electric vehicle. Many challenges have slowed electric vehicle adoption to date, including:

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Compromised Vehicle Design and Performance at a High Cost. Electric vehicles have historically incorporated battery cell chemistries such as lead acid, nickel cadmium or nickel metal hydride that are expensive, bulky, and heavy per energy unit delivered, or per kilowatt-hour. We believe these cost, size, and weight constraints have restricted vehicle design, performance, functionality and engineering, and have reduced the market appeal of these vehicles. For example, the size and efficiency constraints of General Motors’ EV1 battery limited the model to two seats and unconventional styling. Given these limitations, relatively few electric vehicles have been produced by the incumbent automobile manufacturers to date, and those that have been introduced are generally heavy and uneconomical, which we believe has restricted their appeal.

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Limited Vehicle Driving Range and Inconvenient Recharging Technology. To date, incumbent automobile manufacturers have been unable to commercially produce an electric vehicle with a claimed range in excess of 140 miles, and most vehicles introduced by incumbent automobile manufacturers have had effective ranges of 100 miles or less. Moreover, the absence of flexible charging capabilities onboard these vehicles has necessitated custom charging infrastructures or considerable recharging times, or both. We believe inconvenient charging options combined with range limitations have exacerbated consumers’ concerns with electric vehicles running out of power and the impracticalities of recharging these vehicles. We believe this “range anxiety” has undermined consumers’ views on the convenience and utility of electric vehicles and has significantly impacted demand for such vehicles.

Transitioning to Electric Vehicles

Incumbent automobile manufacturers have generally avoided introducing electric vehicles, focusing instead on incorporating electric propulsion into their vehicles through hybrid electric product lines. Although hybrid electric vehicles address some of the concerns associated with the historical reliance on the internal combustion engine, we believe they are a transitional technology between internal combustion engine vehicles and fully electric vehicles. The increased complexity and weight of the dual powertrain system inherent in hybrid and plug-in hybrid electric vehicles result in a less energy efficient vehicle, and as a result, these vehicles do not realize the full benefits of electric propulsion. Hybrid electric vehicles also require gasoline to run and produce emissions. Consequently, many hybrid electric vehicles have mile per gallon ratings that are only somewhat better than their internal combustion engine counterparts, while generally having limited performance. We believe that despite their limitations, the increasing popularity of hybrid electric vehicles demonstrates consumers’ desire for vehicles that can offer a solution to the concerns associated with the historical reliance on the internal combustion engine.

We believe incumbent automobile manufacturers have focused on hybrid electric vehicles in part because battery technology had not historically advanced to the point where it could provide consumers with an electric vehicle that has compelling range and performance. However, lithium-ion battery cells have improved in the last several years to provide higher energy density, or more energy per kilogram, at a lower cost per energy unit than competing battery cell chemistries. As a result, we believe that lithium-ion battery chemistry has now progressed to the point where it offers the opportunity to store enough energy to provide an electric vehicle with sufficient range and performance in many vehicle types to attract significant numbers of customers. Although storage characteristics of lithium-ion battery cell chemistries have improved, harnessing this energy into an electric vehicle requires an automobile manufacturer to develop sophisticated battery cooling, power, safety and management systems that have not been the focus of incumbent automobile manufacturers. Consequently, to date incumbent automobile manufacturers have not commercially mass produced vehicles with electric powertrain technology.

As a result of the focus to date by the incumbent automobile manufacturers on the internal combustion engine, the financial pressures they face and the technical hurdles to developing an electric vehicle program, we believe there is currently a significant opportunity for a new entrant that has an innovative electric powertrain technology and a business model unencumbered by the legacy challenges facing incumbent automobile manufacturers to be a leader in the global electric vehicle market.

Our Solution

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. We own our sales and service network and have operationally structured our business in a manner that we believe will enable us to rapidly develop and launch advanced electric vehicles and technologies. We believe our vehicles and operational structure differentiates us from incumbent automobile manufacturers.

We are the first and currently only company to commercially produce a federally-compliant electric vehicle, the Tesla Roadster, which achieves a market-leading range on a single charge combined with attractive design, driving performance and zero tailpipe emissions. We have accomplished this in our Tesla Roadster, a vehicle that offers impressive acceleration and performance without producing any tailpipe emissions. The foundation of our business is our proprietary electric vehicle powertrain system that has enabled us to produce the Tesla Roadster and will also form the basis for our Model S sedan which is currently scheduled to begin production in 2012. In addition, we are expanding the sale of our electric powertrain components to other automotive manufacturers as evidenced by the start of the sale of our battery packs and chargers to Daimler AG, or Daimler, beginning in November 2009.

We sell and service our Tesla Roadster though our company-owned sales and service network, and intend to do the same for our planned future vehicles. We believe the feedback and data we collect from our sales and service operations, combined with our product design based on common platforms and software based controls of our powertrain, will enable us to rapidly and cost effectively introduce and improve our products. We believe that this approach provides us with a competitive advantage as compared to incumbent automobile manufacturers.

Our first vehicle, the Tesla Roadster, can accelerate from zero to 60 miles per hour in 3.9 seconds and has a maximum speed of approximately 120 miles per hour. The recently introduced Roadster Sport version can accelerate from zero to 60 miles per hour in 3.7 seconds. The Tesla Roadster has a range of 236 miles on a single charge, as determined using the United States Environmental Protection Agency’s, or EPA’s, combined two-cycle city/highway test. Further improvements in the energy efficiency of the Tesla Roadsters that we will begin producing in the next several months will increase the range of these vehicles to 245 miles on a single charge, as determined using the EPA’s combined two-cycle city/highway test. Recently, the EPA announced its intention to develop and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours. The Tesla Roadster has a range that is almost double that of any other commercially released electric vehicle and reportedly set a new world distance record of 313 miles on a single charge for a production electric car in a rally across Australia as part of the 2009 Global Green Challenge. The current effective price of the base configuration of the Tesla Roadster is $101,500 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. The Tesla Roadster is currently in production, and as of March 31, 2010, we had sold 1,063 Tesla Roadsters to customers in 22 countries, almost all of which were sold in the United States and Europe. To date, our customers have driven the Tesla Roadster for an estimated aggregate of over 4.0 million miles. We have developed extensive software systems to manage the overall efficiency, safety and controls within our vehicles. Additionally, we have met battery shipping and testing protocols of the United Nations, United States Department of Transportation and other government agencies, allowing us to ship the Tesla Roadster to a number of countries throughout the world.

We announced our second electric vehicle, the Model S, with the public reveal of a drivable early prototype in March 2009. We currently plan to begin production of the Model S in 2012. We are designing the Model S to be a four door, five passenger premium sedan that offers exceptional performance, functionality and attractive styling. As a fully electric vehicle, the Model S will produce zero tailpipe emissions while accelerating from zero to 60 miles per hour in a targeted time of under 6 seconds. We currently anticipate introducing the base Model S at an effective price of $49,900 in the United States, assuming and after giving effect to the continuation of a United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. Even without the tax credit, we believe the base list price will be competitive from a pricing perspective with other premium vehicles. We are designing the Model S to offer a variety of range options from 160 miles to 300 miles on a single charge, as projected using the EPA’s combined two-cycle city/highway test. The EPA has announced its intention to develop and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours. We also plan to offer the capability to fast charge in as little as forty-five minutes at commercial charging stations that we anticipate may be available in the future and to rapidly swap out its battery pack at a specialized commercial battery exchange facility to complement its range capabilities. We believe that the Model S will demonstrate our ability to produce increasingly affordable electric vehicles that offer long range capabilities and uncompromised performance, energy efficiency, convenience and design.

We are designing the Model S for a significantly broader customer base than the Tesla Roadster. Accordingly, we currently intend to target an annual production rate of up to approximately 20,000 cars per year from our planned production facility in Fremont, California. The drivable early prototype of the Model S was revealed to the public in March 2009 and as of March 31, 2010, approximately 2,200 customers reserved and paid a refundable reservation payment of at least $5,000 for the purchase of the Model S. We have entered into our loan facility from the United States Department of Energy, or DOE Loan Facility, for a $465.0 million loan, $363.9 million of which is intended for the continued development of the Model S and the build out of our planned Model S manufacturing facility in Fremont, California. In May 2010, we entered into an agreement to purchase an existing automobile production facility from New United Motor Manufacturing, Inc., or NUMMI, for the production of our planned Model S and future vehicles.

Tesla Roadster	Tesla Model S Prototype

The electric powertrain we developed for the Tesla Roadster has provided the foundational technology for our planned Model S and for electric powertrain components that we have begun selling to Daimler and its affiliates. Our electric powertrain consists of only three physical components: our modular battery pack, our power electronics module and our motor. This component design contains far fewer moving parts than a gasoline powertrain. These features enable us to adapt it for a variety of vehicle applications. The Tesla Roadster electric powertrain will be the basis of the Model S powertrain, with design enhancements. Similarly, using the existing Tesla Roadster battery pack, we have worked with Daimler since June 2008 to develop a battery pack and charging system for an initial trial of the Smart fortwo electric drive vehicle pilot program in at least five European cities. We intend to expand this business by developing and selling additional powertrain components to Daimler and other third party OEMs, and have secured $101.2 million of an aggregate $465.0 million from our DOE Loan Facility to fund the infrastructure for this business. We believe that our development efforts in our powertrain business will enable us to advance our technology and rapidly and cost effectively develop vehicles.

Our battery pack and electric powertrain system has enabled us to deliver market-leading range capability on the Tesla Roadster at what we believe is a compelling battery cost per kilowatt-hour. The battery pack of the Tesla Roadster uses commercially available lithium-ion battery cells and contains 53 kilowatt-hours of usable energy, almost double the energy of any other commercially available electric vehicle battery pack, thereby significantly increasing its range capability. Designing an electric powertrain and a vehicle to exploit its energy efficiency has required extensive safety testing and innovation in battery packs, motors, powertrain systems and vehicle engineering. Our proprietary technology includes cooling systems, safety systems, battery engineering for vibration and environmental durability, customized motor design and the software and electronics management systems necessary to manage battery and vehicle performance under demanding real-life driving conditions. These technology innovations have resulted in an extensive intellectual property portfolio.

We are designing our vehicles to enable the cost effective development of our future vehicles. First, our battery pack is based on commodity battery cells placed in modules that we believe will form the basis of later generations of our battery packs, such as those we are developing for the Model S and the Smart fortwo electric drive. Second, we use upgradeable software extensively for managing vehicle performance and the driver experience. Finally, we are designing a common platform architecture for the Model S, which compactly positions the battery pack, motor and other elements of our powertrain within the frame of the vehicle. We believe this architecture will form the basis of several future vehicles and enable us to efficiently and cost-effectively launch new vehicle models in the future.

Our design capabilities and the technical advancements of our powertrain system have enabled us to design and develop zero tailpipe emission vehicles that we believe overcome the design, styling, and performance issues that we believe have historically limited broad consumer adoption of electric vehicles. As a result, we believe our Tesla Roadster customers enjoy, and Model S customers will enjoy, several benefits, including:

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Long Range and Recharging Flexibility. The range of the Tesla Roadster is almost double the range of any other commercially available electric vehicle. We are designing the Model S to offer an even greater range option. In addition, the Tesla Roadster incorporates our proprietary on-board charging system, permitting recharging from almost any available electrical outlet, and we are designing the Model S to offer fast charging capability from higher power electrical outlets. We believe the long range and charging flexibility of our vehicles will help reduce consumer anxiety over range, alleviate the need for expensive, large-scale charging infrastructure, and differentiate our vehicles as compared to our competitors’ currently announced electric vehicle product offerings.

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Energy Efficiency and Cost of Ownership. We believe our Tesla Roadster offers and our planned Model S will offer consumers an attractive cost of ownership when compared to similar internal combustion engine or hybrid electric vehicles. Using only a single electric powertrain enables us to create a lighter, more energy efficient vehicle that is mechanically simpler than currently available hybrid or internal combustion engine vehicles. For example, assuming a 245 mile range of the Tesla Roadster, an average electricity cost of 10.5 cents per kilowatt-hour and an average gasoline price of $2.72 per gallon, which were the average electricity cost and gasoline price in the United States, respectively, as of January 31, 2010, the cost per mile to fuel the Tesla Roadster is approximately 75% less than the cost to fuel the 2009 Porsche 911 Carrera, which has an EPA mileage rating of 18 miles per gallon city and 25 miles per gallon highway. Furthermore, we expect our electric vehicles will have lower relative maintenance costs than hybrid, plug-in hybrid, or internal combustion engine vehicles due to fewer moving parts and the absence of certain components, including oil, oil filters, spark plugs, and engine valves. Additionally, government incentives that are currently available can reduce the cost of ownership even further.

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High-Performance Without Compromised Design or Functionality. We believe we have been able to successfully overcome the design and performance tradeoff issues that encumbered most early electric vehicle designs. We believe the Tesla Roadster delivers an unparalleled driving experience with instantaneous and sustained acceleration through an extended range of speed. In addition, our planned Model S is being designed to seat five adults, provide best in class storage in the trunk and hood while offering design and performance comparable to, or better than, other premium sedans.

Our Competitive Strengths

We believe the following combination of capabilities and features of our business model distinguish us from our competitors and position us well to capitalize on the expected growth in the electric vehicle market:

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Singular Focus and Leadership in Electric Powertrain Technology. With the introduction of the Tesla Roadster, we believe we demonstrated that performance, range, and efficiency can be achieved at an attractive energy cost per mile without compromising vehicle styling and the overall driving experience. We have spent over five years developing and optimizing our proprietary electric powertrain technology and its interaction with vehicle systems to achieve this compelling combination of range and performance. We have expertise in electrical engineering, thermal management, battery system design, battery cell testing and evaluation and electric vehicle safety and durability, as well as in the software systems and controls that govern the entire electric powertrain system. We are focused exclusively on developing our electric powertrain technology and, unlike many incumbent automobile manufacturers, we do not have to allocate financial and operational resources to support legacy investments in the internal combustion engine. In March 2010, we were named one of the top 50 most innovative companies in the world by Technology Review, a publication owned by the Massachusetts Institute of Technology.

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Combination of Expertise from Silicon Valley and the Traditional Automotive Industry. Our roots in Silicon Valley have enabled us to recruit engineers with strong skills in electrical engineering, software and controls, and are further complemented by other members of our team with significant automotive expertise in vehicle engineering and manufacturing. Accordingly, we believe our team of engineers and managers combines the culture of innovation, rapid product development and flexible processes of leading technology companies with the operational experience of leading automotive companies.

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Proprietary Systems Integration of Vehicle and Electric Powertrain. The commercial production of a highway capable, fully electric vehicle that meets consumers’ range and performance expectations required substantial design, engineering, and integration work on almost every system of our Tesla Roadster. We designed several vehicle systems, including the body, chassis, heating and cooling, low voltage electrics, power electronics, and software specifically for our Tesla Roadster. For example, controlling and managing the components of our powertrain to make driving an electric vehicle feel intuitive and responsive to driver demands required substantial software development. As a result, we believe we have developed significant vehicle engineering and integration expertise. Our ability to combine expertise in electric powertrain and vehicle engineering provides a broad capability in electric vehicle design and systems integration.

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Rapid Customer Focused Product Development. We have designed our vehicles and business to quickly capture customer feedback and channel it to product development. We have also designed our product development process to use such data and customer feedback to rapidly introduce new features and designs. Our vehicles log usability data as soon as a customer begins driving, and we collect and supplement it with feedback from our company-owned sales and service operations. Since the performance of our electric powertrain is governed by control software, we believe we can quickly fine-tune our vehicles in response to this data. For example, within nine months of the Tesla Roadster’s commercial introduction, we launched a much improved Tesla Roadster 2, as well as a higher performance variant, the Tesla Roadster Sport.

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Ownership of Sales and Service Network. We believe that by owning our own sales and service network we can offer a compelling customer experience while achieving operating efficiencies and capturing sales and service revenues incumbent automobile manufacturers do not enjoy in the traditional franchised distribution and service model. We believe we will also be able to better control costs of inventory, manage warranty service and pricing, maintain and strengthen the Tesla brand, and obtain rapid customer feedback. Further, we believe we will avoid the conflict of interest in the traditional dealership structure inherent to most incumbent automobile manufacturers where the sale of warranty parts and repairs by a dealer are a key source of revenue and profit for the dealer but often are an expense for the vehicle manufacturer. Our Tesla stores do not carry large vehicle inventories and, as a result, do not require corresponding large floor spaces. As a result, we believe we can efficiently and cost-effectively build out our sales and service network.

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Brand Leadership. As the first company to commercially produce a high-performance, highway-capable fully electric vehicle, we have received substantial media attention. We believe the Tesla brand is well recognized in our target market, despite limited marketing spending by us to date. In November 2009, Advertising Age selected us as one of “America’s hottest brands” in a special report highlighting the year’s 50 top brands. We believe the strength of the Tesla brand value will result in strong consumer interest and loyalty, strong positioning as a premium electric vehicle and reduced competitive pricing pressure.

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Substantial Funding in Place to Accelerate Growth. We have entered into our DOE Loan Facility for a $465.0 million loan and we have been granted up to approximately $31 million in tax incentives by the California Alternative Energy and Advanced Transportation Financing Authority. We believe these loans and incentives will help accelerate the time to volume production for both the Model S and our electric powertrain business. In addition, we believe these loans and incentives provide us long-term financing that should enable us to focus more of our resources on the execution of our business plans.

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Capital Efficiency. We believe our rapid product development process, our modular and adaptable powertrain, our plan to design and manufacture multiple product types on a singular platform, and our ability to hold lower inventory levels while still meeting customer demand will help reduce the capital required to reach operating efficiencies. This approach is designed with the aim of allowing us to achieve profitability at relatively low volumes and create a viable long-term business. For example, the cumulative capital expenditures and research and development costs for the Tesla Roadster from our inception to the date we delivered our first Tesla Roadster equaled approximately $125 million.

Our Strategy

We intend to be a leading global manufacturer and direct seller of electric vehicles and electric vehicle technologies. Key elements of our strategy include:

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Successful Launch of the Model S. We believe the successful launch of the Model S is critical to our ability to capitalize on the expanding electric vehicle market opportunity. We are currently executing a plan to finish the design and engineering of, and component sourcing for, the Model S and to develop our planned manufacturing facility in Fremont, California and equipment to support its production. Our plan reflects a combination of what we believe are best practices from multiple industries and our experience from developing, manufacturing and marketing the Tesla Roadster. We are using advanced computer-aided design and crash simulations and concurrently engineering multiple vehicle systems which we anticipate will help speed development and enhance the safety of the Model S. Additionally, we believe our continued development of the Tesla Roadster for multiple international markets and the expansion of our retail presence in select countries around the globe will help us successfully certify, sell and distribute the Model S in these markets.

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Use a Common Platform to Introduce New Models. We intend to design the Model S with an adaptable platform architecture and common electric powertrain that we can use to create future electric vehicle models, such as a crossover/sport utility vehicle, a van or a cabriolet. We believe this strategy will enable us to introduce future models faster and in a more capital efficient manner than incumbent automobile manufacturers have been able to achieve in introducing traditional internal combustion vehicles.

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Develop Integrated Engineering and Manufacturing Capabilities. We intend to develop a substantially integrated electric vehicle manufacturing facility in Fremont, California to manufacture components that are critical to our intellectual property and production of the Model S. We intend for our vehicle engineering and manufacturing teams to work alongside one another in an effort to accelerate the Model S development. We also intend to design flexibility into our manufacturing facility so that we can produce multiple vehicle models on the Model S platform at high volumes on the same line. We believe that owning and operating integrated engineering and manufacturing facilities will enable us to maintain high quality control standards, and achieve cost efficiencies in our operations. In addition to developing our planned Model S and future vehicle manufacturing facility in Fremont, California, we are in the process of expanding our electric powertrain manufacturing facility in Palo Alto, California, which will focus on the design and manufacture of lithium-ion battery packs, electric motors and components both for our vehicles and for our original equipment manufacturer customers.

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Continue to Focus on Technological Advancement and Cost Improvement. We have been able to achieve technological and design improvements in the production of the Tesla Roadster while simultaneously reducing manufacturing costs. We intend to continue to invest in technological innovation to further advance our proprietary electric powertrain system and the safety, reliability, range capabilities and functionality of our vehicles.

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Expand our Company-Owned Sales and Service Network. As of May 25, 2010, we had opened 11 Tesla owned stores in the United States and Europe, located in Boulder, Chicago, Los Angeles, Menlo Park, Miami, New York, Newport Beach, Seattle, London, Monaco and Munich. We plan to nearly double the number of Tesla stores opened by the end of 2010, with a goal of establishing approximately 50 stores globally within the next several years in connection with the planned Model S rollout. In addition, we intend to grow the Tesla Rangers mobile service program, which will enable our service technicians to travel to and service our customers’ vehicles in more geographic areas throughout the United States.

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Leverage Industry Advancements in Battery Cells. We intend to leverage the substantial battery cell investments and advancements being made globally by battery cell manufacturers to continue to improve the cost per kilowatt-hour of our battery pack. To this end, we have designed our powertrain technology to permit flexibility with respect to battery cell chemistry, form factor and vendor. We believe our ability to change battery cell chemistries and vendors to benefit from improvements in battery cell technologies while retaining our existing investments in battery pack management, software, electronics, testing and vehicle packaging will enable us to quickly deploy advances in battery cells into our products and leverage the most current battery cell technology.

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Build and Leverage Strategic Relationships. We intend to seek and develop strategic relationships with industry leaders to launch our electric vehicles and sell our electric vehicle powertrain components. For example, we collaborated with Daimler on the production of the battery pack for their Smart fortwo electric drive vehicle pilot program. In May 2010, Tesla and Toyota Motor Corporation, or Toyota, announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. We are also establishing strategic relationships with battery cell vendors who are leaders in the industry for advanced chemistries, high volume production and low cost manufacturing. We believe these and similar potential strategic relationships will enable us to efficiently expand our business while leveraging the expertise and knowledge of the automotive and related industries.

Our Vehicles and Products

We currently design, manufacture and sell the Tesla Roadster, our first production vehicle. We are designing our second vehicle, the Model S, and currently plan to begin production of the Model S in 2012. We intend to design the Model S with an adaptable platform architecture and common electric powertrain so that we can use the platform of the Model S to create future electric vehicles targeting additional segments of the passenger vehicle market.

The Tesla Roadster

Our first vehicle, the Tesla Roadster, is the first high-performance electric sports car and the only highway-capable electric vehicle available in the United States today. The two-seat, convertible Tesla Roadster has a combination of range, style, performance and energy efficiency that we believe is unmatched in the market today. As of March 31, 2010, we had sold 1,063 Tesla Roadsters to customers in 22 countries, almost all of which were sold to customers in North America and Europe, 107 of which were sold to customers solely in the United States in the year ended December 31, 2008 and 830 of which were sold to customers in 18 countries in the year ended December 31, 2009. To date, our customers have driven the Tesla Roadster for an estimated aggregate of over 4.0 million miles. The Tesla Roadster complies with, or is exempt from, all applicable vehicle safety standards in the United States, the European Union as well as select other countries. Additionally, we have met battery shipping and testing protocols of the United Nations, United States Department of Transportation and other government agencies, allowing us to ship the Tesla Roadster to a number of countries throughout the world.

The current effective price of the base configuration of the Tesla Roadster is $101,500 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. The Tesla Roadster offers performance characteristics that we believe are among the best in the industry. It can accelerate from zero to 60 miles per hour in 3.9 seconds and has a maximum speed of approximately 120 miles per hour. We believe the Tesla Roadster’s lightweight and proprietary electric powertrain provides significant performance advantages over traditional internal combustion engine-powered sports cars. Specifically, the electric powertrain that delivers peak torque (in excess of 200 foot pounds) at extremely low revolutions per minute, or rpm, and remains near peak through 7,000 rpm of the 13,000 rpm range enables the Tesla Roadster to achieve its high levels of acceleration. With such a long and flat torque curve, we believe the Tesla Roadster delivers a compelling driving experience with instantaneous and sustained acceleration through an extended range of speed.

The Tesla Roadster combines this performance with high energy efficiency. The Tesla Roadster has a battery pack capable of storing approximately 53 kilowatt-hours of usable energy, almost double the energy of any other commercially available electric vehicle battery pack and has a range of 236 miles on a single charge, as determined using the United States Environmental Protection Agency’s, or EPA’s, combined two-cycle city/highway test. Further improvements in the energy efficiency of the Tesla Roadsters that we will begin producing in the next several months will increase the range of these vehicles to 245 miles on a single charge, as determined using the EPA’s combined two-cycle city/highway test. Recently, the EPA announced its intention to introduce and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours. The Tesla Roadster reportedly set a new world distance record of 313 miles on a single charge for a production electric car in a rally across Australia as part of the 2009 Global Green Challenge. Assuming a 245 mile range of the Tesla Roadster and an electricity cost of 10.5 cents per kilowatt-hour, which was the average residential electricity cost in the United States as of January 31, 2010, the energy cost of powering the Tesla Roadster is approximately 3.2 cents per mile. In comparison, assuming an average gasoline price of 2.72 per gallon, which was the average price per gallon in the United States as of January 31, 2010, the 2010 Toyota Prius has a fuel cost of approximately 5.4 cents per mile and the 2009 Porsche 911 Carrera has a fuel cost of approximately 12.6 cents per mile. We believe these energy cost differences would be greater in Europe where gasoline prices can be almost three times higher than in the United States.

We have continued to rapidly develop the Tesla Roadster since its introduction. In June 2009, nine months after its commercial introduction, we launched the 2010 Tesla Roadster, known as the Tesla Roadster 2, as well as a high-performance variant, the Tesla Roadster Sport. As compared to the original Tesla Roadster, the Tesla Roadster 2 delivered a higher quality interior, a new push-button gear selector, improved heating and cooling performance, a more powerful electric powertrain, and improved noise reduction. New optional features were also added including clear coat carbon fiber trim for the exterior and interior, an adjustable suspension and improved vehicle data connectivity via a GSM module. In addition to making these enhancements, we simultaneously reduced our manufacturing costs significantly by making a number of modifications, including redesigning our power electronics module and switching to certain commodity components in our manufacturing process. The Tesla Roadster Sport offers a higher performance powertrain which improves acceleration from 0 to 60 miles per hour from 3.9 seconds to 3.7 seconds, adjustable suspension and performance tires and forged wheels, all without compromising the efficiency of the Tesla Roadster electric powertrain. The current effective price of the base configuration of the Tesla Roadster Sport is $121,000 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. We delivered our first right-hand drive model of the Tesla Roadster in January 2010, enabling the eventual introduction of the Tesla Roadster into new key markets such as Japan, Hong Kong, and Australia. We also believe the right-hand drive model will allow us to further penetrate certain existing markets such as the United Kingdom.

The performance and safety systems of the Tesla Roadster and its battery required the development of sophisticated control software. For example, we have implemented several algorithms in our vehicle control software to reduce the likelihood of unintended acceleration of our vehicles in the event of either a mechanical or electronic malfunction. We stop the flow of electricity to our motor when either the car is placed in neutral or the key is rotated from the “on” position. We also stop the flow of electricity to the motor during normal vehicle operation when the brake pedal is depressed for more than two seconds after the accelerator has been depressed. Finally, we have a dedicated processor that monitors the ratio of accelerator position and torque delivered to our motor and will stop the flow of electricity to our motor if the ratio diverges from set parameters.

The Tesla Model S

Our planned second vehicle, the Model S, is currently expected to begin production in 2012. We intend to leverage the electric powertrain of the Tesla Roadster to create a four-door, five adult passenger sedan that produces zero tailpipe emissions while accelerating from zero to 60 miles per hour in a targeted time of under 6 seconds. The drivable early prototype of the Model S was revealed to the public in March 2009 and as of March 31, 2010, we had received approximately 2,200 customer reservations with a minimum refundable payment of $5,000. We intend to make the Model S available with three range variants – 160 miles, 230 miles, and 300 miles, on a single charge, as projected using the EPA’s combined city/highway test cycles – to allow customers to purchase an electric vehicle that best matches their personal driving needs. We are designing the Model S to include a third row with two rear-facing child seats, subject to applicable safety regulations and requirements, allowing us to offer a seven passenger sedan. The EPA has announced its intention to develop and establish new energy efficiency testing methodologies for electric vehicles, which we believe could result in a significant decrease to the advertised ranges of all electric vehicles, including ours.

To complement its range capabilities, we also plan to offer the Model S with a package of recharging options, including the capability to fast charge in as little as forty-five minutes at commercial charging stations that we anticipate may be available in the future. This feature would offer consumers a rapid and convenient way to recharge their vehicles. In addition, we are designing the Model S to incorporate a modular battery pack in the floor of the vehicle, enabling it to be rapidly swapped out at a specialized commercial battery exchange facility. We are designing the Model S to offer a compelling combination of functionality, convenience and styling without compromising performance and energy efficiency. With the battery pack in the floor of the vehicle and the motor and gearbox in line with the rear axle, we are designing the Model S to provide best in class storage space of approximately 26 cubic feet, including storage under both the tailgate and the hood. By way of comparison, this storage space exceeds the approximately 14 cubic feet of storage available in the 2009 BMW 5 Series sedan and the approximately 21 cubic feet of storage available in the 2009 Lincoln Town Car. We are also planning to equip the Model S with premium luxury features, including a 17” touch screen driver interface, advanced wireless connectivity, such as 3G connectivity, and driver customization of the infotainment and climate control systems of the vehicle. We are designing the Model S with the intent to achieve a five star safety rating. We believe the intended combination of performance, styling, convenience and energy efficiency of the Model S will help position it as a compelling alternative to other vehicles in the luxury and performance segments.

We currently anticipate introducing the base Model S at an effective price of $49,900 in the United States, assuming and after giving effect to the continuation of a United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. Even without the tax credit, we believe the base list price will be competitive with other premium vehicles. We have not finalized pricing for the 230 or 300 mile range variants of the Model S.

We are designing the Model S to provide a lower cost of ownership as compared to other vehicles in its class. We consider the purchase price, cost of fuel, and the cost of maintenance over a six year ownership period in this calculation. We assume comparable residual values, warranties, insurance costs and promotions and assume that currently available consumer incentives are still available at the time of a Model S purchase. In addition to the competitive pricing of the Model S relative to other premium vehicles, we estimate that customers of electric vehicles will enjoy lower fuel costs. For example, assuming an average of 12,000 miles driven per year, an average electricity cost of 10.5 cents per kilowatt-hour and an average gasoline price of $2.72 per gallon over the full ownership of the vehicle, which were the average electricity cost and gasoline price in the United States, respectively, as of January 31, 2010, and based on our estimate of the energy efficiency of the Model S, we estimate that our planned Model S could have approximately $1,400 per year less in fuel costs than a comparable premium internal combustion engine sedan. Furthermore, we expect the planned Model S will have a lower maintenance costs than comparable premium internal combustion engine sedans due to fewer moving parts and the absence of certain components, including oil, oil filters, spark plugs, and engine valves.

Future Vehicle Roadmap Based on Model S Platform

We intend to design the Model S with an adaptable platform architecture and common electric powertrain so that we can use the platform of the Model S to create future electric vehicle models, such as a crossover/sport utility vehicle, a van or a cabriolet. In particular, by designing our electric powertrain within the chassis to accommodate different vehicle body styles, we believe that we can save significant time in future vehicle development. In addition, we believe our strategy of using commercially available battery cells will enable us to leverage improvements in cell chemistries and rapidly introduce models of our Tesla Roadster and planned vehicles with different range options. Our design of the Model S, however, is not complete and we may make changes to the design of the Model S, including changes that may make it more difficult to use the Model S platform for future vehicles.

In May 2010, we publicly announced our intent to develop a third generation electric vehicle to be produced at our manufacturing facility in Fremont, California. We intend to offer this vehicle at a lower price point and expect to produce it at higher volumes than our planned Model S. We expect that this vehicle will be produced a few years after the introduction of the Model S.

Powertrain Development and Sales

In May 2009, we entered into a development agreement with Daimler under which we performed specified research and development services for the development of a battery pack and charger for Daimler’s Smart fortwo electric drive. All development work related to the development agreement had been completed as of December 31, 2009. We have been selected by Daimler to supply it with up to 1,000 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. Daimler has notified us that it intends to increase its purchase commitment by 50% to 1,500 battery packs and chargers. We began shipping the first of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the quarter ended December 31, 2009. In the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. A formal agreement for this arrangement was entered into with Daimler in May 2010. In the quarter ended March 31, 2010, we completed the development and sale of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation, or Freightliner, an affiliate of Daimler. Freightliner plans to use these electric vans in a limited number of customer trials.

In May 2010, Tesla and Toyota announced their intention to cooperate on the development of electric vehicles. This may involve the production of vehicles or powertrain components. However, we have not yet entered into any agreements, including any purchase orders, with Toyota for such arrangements and we may never do so.

We are continuing to develop our electric powertrain component and systems business and have secured a $101.2 million loan under our DOE Loan Facility for the expansion of our engineering and production capability for this business in our Palo Alto facility. We anticipate our new facility will enable us to provide research and development services, including cell and component testing and prototyping, as well as produce powertrain components for sales to third parties. We also intend to centralize production of the battery pack and the motor for the Tesla Roadster at this facility so that we can efficiently share further powertrain innovations among the components for our vehicles as well as those of our customers.

Technology

We believe the core competency of our company and our core intellectual property is contained within our electric powertrain. This powertrain is fundamentally composed of four major elements: a modular battery pack, a power electronics module, a motor and the control software which enables the components to operate as a system. We designed each of these major elements for our Tesla Roadster and plan to use much of this technology in the Model S and our future electric vehicles. Our powertrain and battery pack have a modular design, enabling future generations of electric vehicles to incorporate a significant amount of this technology. Further, our powertrain is very compact and contains far fewer moving parts than the internal combustion powertrain. These features enable us to adapt it for a variety of applications, including our future vehicles and any powertrain components we build for other manufacturers.

From time to time, we intend to enter into development arrangements with other automobile manufacturers for electric powertrain development activities. From inception through December 31, 2009, our powertrain development activities were exclusively pursuant to a development arrangement entered into in the year ended December 31, 2008, which was formalized pursuant to an agreement entered into in May 2009 with Daimler, related to the development of a battery pack and charger for Daimler’s Smart fortwo electric drive. All amounts received under this development agreement were recognized as an offset to research and development expenses in the consolidated statement of operations. In the fiscal years ended December 31, 2007, 2008 and 2009, our research and development expenses were $62.8 million, $53.7 million and $19.3 million, respectively after such offsets. Our research and development expenses were $13.3 million for the three months ended March 31, 2010. As of December 31, 2009 all development work related to the development agreement had been completed and we had recognized the full $23.2 million under the development agreement.

As of April 30, 2010, we had 140 employees in our powertrain research and development department.

Battery Pack

We have designed our battery pack to have a life of over 100,000 miles. In addition, we have designed the battery pack to be modular so that it can be used in more than one vehicle. For example, the Tesla Roadster battery pack contains 6,831 lithium-ion cells, each similar to the 6 to 12 cells (made by third party lithium-ion cell providers) found in many standard laptop computers. The cells, in turn, are housed in 11 modules. The battery pack contains 53 kilowatt-hours of usable energy, almost double the energy of any other commercially available electric vehicle battery pack, thereby significantly increasing vehicle range capability. Designing an electric powertrain and a vehicle to exploit its energy efficiency has required extensive safety testing and innovation in battery packs, motors, powertrain systems and vehicle engineering. Our proprietary technology includes cooling systems, safety systems, battery engineering for vibration and environmental durability, robotic manufacturing processes, customized motor design and the software and electronics management systems necessary to manage battery and vehicle performance under demanding real-life driving conditions. We have significant experience and expertise in the safety and management systems needed to work with lithium-ion cells in the demanding automotive environment. We believe these advancements have enabled us to produce a battery pack at a low cost per kilowatt-hour. To date, our customers have driven the Tesla Roadster for an estimated aggregate of over 4.0 million miles.

We believe one of our core competencies is the design of our complete battery pack system. We have designed our battery pack system to permit flexibility with respect to battery cell chemistry, form factor and vendor that we adopt for battery cell supply. We maintain an internal battery cell testing lab and an extensive performance database of the many available lithium-ion cell vendors and chemistry types. We intend to incorporate the battery cells that provide the best value and performance possible into our battery packs, and we expect this to continue over time as battery cells continue to improve in energy storage capacity, longevity, power delivery and cost. We believe this flexibility will enable us to continue to evaluate new battery cells as they become commercially viable, and thereby optimize battery pack system performance and cost for our current and future vehicles. We believe our ability to change battery cell chemistries and vendors while retaining our existing investments in software, electronics, testing and vehicle packaging, will enable us to quickly deploy various battery cells into our products and leverage the latest advancements in battery cell technology.

The range of our electric vehicles on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their Tesla vehicle as well as the frequency with which they charge the battery of their Tesla vehicle can result in additional deterioration of the battery’s ability to hold a charge. We currently expect that our battery pack will retain approximately 60-65% of its ability to hold its initial charge after approximately 100,000 miles and 7 years, which will result in a decrease to the vehicle’s initial range. In addition, based on internal testing, we estimate that our Tesla Roadster would have a 5-10% reduction in range when operated in –20°C temperatures.

To date, we have tested hundreds of battery cells of different chemistries, form factors and designs. Based on this evaluation, we are presently using lithium-ion battery cells based on the 18650 form factor in the Tesla Roadster. These battery cells are commercially available in large quantities. We currently intend to use the same battery cell form factor in the Model S. Panasonic Energy Company, or Panasonic, is the supplier of cells for one of our current battery packs. In January 2010, we announced that we were collaborating with Panasonic on the development of next-generation electric vehicle cells based on the 18650 form factor and nickel-based lithium ion chemistry.

Power Electronics Module

The power electronics module, or PEM, has two primary functions, the control of torque generation in the motor while driving and the control of energy delivery back into the battery pack while charging. Since our powertrains today use alternating current 3-phase induction motors, we need to create alternating current and voltage from the direct current that the battery provides. The PEM performs this function both when charging and discharging the battery.

Inside of the PEM are two distinct areas, the power section or “engine room” and the command and control section. We believe we have made significant innovations in each area. We have designed the command and control section to use a high-performance digital signal processor which runs some of the most complicated and detailed software in the vehicle.

We believe another significant innovation in our PEM is our ability to combine the battery charger into the same unit as the motor controller. This is not simply putting two separate systems into the same box as is the case with some other powertrains. Instead, we have reconfigured the same hardware and have used software to accomplish this reconfiguration. By combining these functions we are able to carry a high-power charger onboard the vehicle with no significant extra cost or weight. This enables us to use any available source of power to charge our vehicle. Our vehicles can recharge on any electrical outlet from a common outlet of 15 amps and 120 volts all the way up to a high power outlet of 70 amps and 240 volts, which provides optimal recharging.

Since the Tesla Roadster charger system is built into the vehicle, it is possible to charge the vehicle using a variety of power outlets. Charging the Tesla Roadster battery pack to full capacity will take approximately 7 hours using a 240 volt, 40 amp outlet that is widely available in many homes in the United States for electric appliances. A high power connection capable of 240 volts and 70 amps reduces this charging time to about 4.5 hours. Such a connection can be installed in many homes with the assistance of a qualified electrician. For additional flexibility, the Tesla Roadster battery pack can also be charged with a 120 volt, 15 amp connection. Using this lower power output, the Tesla Roadster battery pack can be charged to full capacity in about 42 hours. This flexibility in charging provides customers with additional mobility, while also allowing them to conveniently charge the vehicle overnight at home.

For the Model S, we plan to offer a fast charge option that will enable the vehicle to charge from higher amperage, higher voltage commercial charging stations that we anticipate may be available in the future.

Motor

Our powertrains currently use custom designed 3-phase induction motors with an approximate 87% average efficiency, as determined using the EPA’s combined two-cycle city/highway test. We believe we have made several important innovations in our motor design that minimize mass while still providing high power and efficiency. Our motors incorporate a proprietary fabricated copper rotor design. Our motors also include optimized winding patterns that allow for easy manufacture and fit in as much copper as possible to reduce resistance and energy losses.

We also use high-quality bearings and precision balancing on the rotor and shaft to enable the spin of the motor up to 13,000 revolutions per minute, or rpm, in normal operation. Combining this very high rpm rating with an instantaneous stall torque of over 200 foot pounds gives a broad torque-speed map that allows a single speed gearbox to deliver high vehicle performance.

Control Software

The performance and safety systems of the Tesla Roadster and its battery required the development of sophisticated control software. There are numerous processors in the Tesla Roadster to control these functions, and we write custom firmware for many of these processors. The flow of electricity between the battery pack and the motor must be tightly controlled in order to deliver the performance and behavior expected in the vehicle. For example, software algorithms enable the vehicle to mimic the “creep” feeling which drivers expect from an internal combustion engine vehicle without having to apply pressure on the accelerator. Similar algorithms control traction, vehicle stability and the sustained acceleration and regenerative braking of the vehicle. Drivers use the information systems in the Tesla Roadster to optimize performance and charging modes and times. Software also is used extensively to monitor the charge state of each of the cells of the battery pack and to manage all of its safety systems.

We plan to leverage our investment in software for the development of the Model S. In addition to the vehicle control software, we also intend to develop software for the infotainment system of the Model S.

Vehicle Design and Engineering

In addition to the design and development of the powertrain, we have created significant in-house capabilities in the design and engineering of electric vehicles and electric vehicle components and systems. We design and engineer bodies, chassis, interiors, heating and cooling and low voltage electrical systems in house and to a lesser extent in conjunction with our suppliers. We are building core competencies in computer aided design and crash test simulations which we expect to reduce the product development time of new models.

Several traditional automotive subsystems required substantial redesign and custom optimization to integrate with the powertrain of an electric vehicle. For example, the heating, ventilation and air conditioning, or HVAC, system was redesigned to integrate with the battery thermal management system and to operate without the energy generated from an internal combustion engine. In addition, low voltage electric systems which power features such as the radio, power windows, and heated seats also needed to be designed specifically for use in an electric vehicle. We have developed expertise in integrating these components with the high-voltage power source in the vehicle and in designing components that significantly reduce their load on the vehicle battery pack, thereby maximizing the available range of the vehicle.

Additionally, our team has expertise in lightweight materials, a very important characteristic for electric vehicles given the impact of mass on range. The Tesla Roadster is built with an internally-designed carbon fiber body which provides a balance of strength and mass. We intend to build the Model S with a lightweight aluminum body and have been designing the body and chassis with a variety of materials and production methods that will help optimize the weight of the vehicle.

We intend to develop a substantially integrated electric vehicle manufacturing facility in Fremont, California to manufacture components that are critical to our intellectual property and quality of the Model S. We intend for our engineering and manufacturing teams to work alongside one another in an effort to accelerate the Model S development. We believe the co-location of our engineering and manufacturing teams will help accelerate the development of new products and allow for faster introduction of product changes.

As of April 30, 2010, we had 95 employees in our vehicle design and engineering department.

Sales and Marketing

Target Market

We believe the size of the relevant markets for Tesla vehicles is a function of both the market for electric-based vehicles and the market for the traditional segments targeted by our vehicles. Specifically, we believe our Tesla Roadster and planned Model S may appeal to some consumers because the vehicle offers functionality and performance relative to the traditional class of vehicle desired by the consumer, such as the premium sports vehicle market for the Tesla Roadster or the premium vehicle market for the Model S. However, we also believe our Tesla Roadster and planned Model S may appeal to consumers who are environmentally and politically conscious or who are interested in the technological and economic benefits of electric vehicles.

The Tesla Roadster

We believe the Tesla Roadster competes in the premium sport vehicle market against selected premium roadsters and coupes. According to CSM Worldwide, the Porsche 911, the Chevrolet Corvette, the Jaguar XK and the Mercedes SL and SLK together represent approximately 97,000 vehicle sales in North America and Europe in 2008. The base list prices for 2009 models in the premium roadsters and coupes market ranged from approximately $47,000 for the Mercedes SLK to $140,700 for the 911 Turbo Cabriolet in the United States.

The Tesla Model S

We believe the combination of functionality, performance, style, energy efficiency and overall cost of ownership of the planned Model S will draw buyers from several market segments, including the lower, medium and upper premium sedan classes. According to CSM Worldwide, the Audi A3, A4, A6 and A8, the BMW 3, 5 and 7 series, the Lexus IS, ES, GS and LS, the Volvo S40, S60, S80, V50, and V70/XC70 and the Mercedes C, CLS, E and S Class together represent approximately 2.1 million vehicle sales in the United States and Europe in 2008. The base list prices for 2009 models in the premium sedan and equivalents market ranged from approximately $29,000 for the Volvo S40 to $96,000 for the Audi S8 (the high-performance version of the Audi A8) in the United States.

Company-Owned Sales

We market and sell cars directly to consumers. Until we opened our first store in Los Angeles, California in May 2008, all of our sales of the Tesla Roadster were conducted via the phone and internet, or in-person at our headquarters and corporate events. Increasingly, sales are being made through our network of Tesla stores. Our Tesla stores are highly visible, premium outlets in major metropolitan markets that combine retail sales and service. As of December 31, 2008, we had opened 2 stores, which increased to 10 stores by December 31, 2009. As of May 25, 2010, we had opened 11 Tesla stores in the United States and Europe, located in Boulder, Chicago, Los Angeles, Menlo Park, Miami, New York, Newport Beach, Seattle, London, Monaco and Munich. We plan to nearly double the number of Tesla stores opened by the end of 2010, with a goal of establishing approximately 50 stores globally within the next several years in connection with the planned Model S rollout. We estimate this expansion will cost approximately $5 million during the year ended December 31, 2010 and an additional $5 million to $10 million annually over the next several years thereafter.

In 2009, the average cost of building out our stores was approximately $500,000 per store. Going forward, we generally expect the build out cost of opening new stores to range from approximately $500,000 to $1 million per store. Since we plan to maintain only limited inventory at our stores, we do not require large floor spaces. We believe our Tesla store operating costs are low relative to traditional dealers as a result of our small store footprint, low head count and limited inventories. As a result, we believe we can efficiently and cost-effectively build out our sales and service network.

Our Tesla stores offer several benefits to our customers. The integrated design of our Tesla stores and service centers showcases our vehicles and permits customers and potential customers to have an unobstructed view of Tesla vehicles being serviced. Our customers deal directly with our own Tesla-employed sales and service staff, creating what we believe is a differentiated buying experience from the buying experience consumers have with franchised automobile dealers and service centers.

Reservations

We typically carry very limited inventory of our vehicles at our Tesla stores. While some customers purchase their vehicles from this inventory, most of our Tesla Roadster customers choose to select the options and customize the appearance of their vehicle. Potential customers who purchase Tesla Roadsters manufactured to specification are required to enter into a purchase agreement and pay a nonrefundable deposit, which is applied towards the purchase price of the vehicle. For vehicles purchased directly from our showrooms, no deposit is required. For our 2010 model year Tesla Roadsters manufactured to specification, our current purchase agreement requires the payment of an initial $9,900, €11,500 or £10,000 deposit, depending on the location of the customer. For the Model S, we require an initial refundable reservation payment of at least $5,000. Prior to 2010, our reservation policy was to accept refundable reservation payments from all customers who wished to purchase a Tesla Roadster and require full payment of the purchase price of the vehicle at the time the customer selected their vehicle specifications. We recently changed our policy to require nonrefundable deposits for Tesla Roadsters manufactured to specification. We also occasionally accept refundable reservation payments if a customer is interested in purchasing a vehicle but not yet prepared to select the vehicle specifications. We now require full payment of the purchase price of the vehicle only upon delivery of the vehicle to the customer. Reservation payments and deposits are used by us to fund, in part, our working capital requirements and help us to align production with demand. For customers who have placed a refundable reservation payment with us, the reservation payment becomes a nonrefundable deposit once the customer has selected the vehicle specifications. The drivable early prototype of the Model S was revealed to the public in March 2009 and as of March 31, 2010, we had received approximately 2,200 customer reservations for the vehicle. As of March 31, 2010, we had an aggregate of $6.3 million in refundable reservation payments for the Tesla Roadster and an aggregate of $19.7 million in refundable reservation payments for the Model S.

Leasing

We began offering a leasing alternative to customers of our Tesla Roadster in the United States market in February 2010 through our wholly owned subsidiary Tesla Motors Leasing, Inc. Under this program, we currently permit qualifying customers in the United States to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a predetermined residual value. We are using a third party provider to administer the back office services, including billing and collections, of the leases.

Marketing

Our principal marketing goals are to:

•	generate demand for our vehicles and drive leads to our sales teams;

•	build long-term brand awareness and manage corporate reputation;

•	manage our existing customer base to create loyalty and customer referrals; and

•	enable customer input into the product development process.

As the first and currently only company to commercially produce a federally-compliant, fully electric vehicle that achieves market-leading range on one charge, we have been able to generate significant media coverage of our company and our vehicles, and we believe we will continue to do so. To date, media coverage and word-of-mouth have been the primary drivers of our sales leads and have helped us achieve sales without traditional advertising and at relatively low marketing costs. We also use traditional means of advertising including product placement in a variety of media outlets and pay-per-click advertisements on websites and applications relevant to our target demographics.

The strength of our brand has been highlighted by independent authorities. For example, in November 2009, Advertising Age selected us as one of “America’s hottest brands” in a special report highlighting the year’s 50 top brands.

Our marketing efforts include events where our vehicles are displayed and demonstrated. These events range from widely attended public events, such as the Detroit, Los Angeles, and Frankfurt auto shows, to smaller events oriented towards sales, such as private drive events.

As of April 30, 2010, we had 87 employees in our sales and marketing department.

Company-Owned Service and Warranty

Service

Service of our electric vehicles takes place at most of our Tesla stores. In addition, in the United States, we are able to provide service coverage to our customers who do not live in close proximity to our stores through our mobile service technicians known as the Tesla Rangers. We charge customers $1 per mile for our Tesla Rangers technicians’ return trip from the location of the customer’s vehicle to the nearest Tesla store.

Tesla owners can upload data from their vehicle and send it to us on a memory stick or via an on-board GSM system, allowing us to diagnose and remedy many problems before ever looking at the vehicle. When maintenance or service is required, a customer can schedule service by contacting one of our regional Tesla stores. Our Tesla Rangers can perform an array of procedures at a remote location, from annual inspections and firmware upgrades to full replacement of a power electronics module and other mechanical and electrical components. If service is more extensive and requires a vehicle lift, we can coordinate shipping of vehicles to and from the nearest Tesla store.

We believe that our company-owned service enables our technicians to work closely with our engineers and research and development teams in Silicon Valley to identify problems, find solutions, and incorporate improvements faster than incumbent automobile manufacturers.

As of April 30, 2010, we had 43 employees in our service department.

New Vehicle Limited Warranty Policy

We provide a three year or 36,000 mile New Vehicle Limited Warranty with every Tesla Roadster, which we extended to four years or 50,000 miles for the purchasers of our 2008 Tesla Roadster. Customers have the opportunity to purchase an Extended Service Plan for the period after the end of the New Vehicle Limited Warranty to cover additional services for an additional three years or 36,000 miles, whichever comes first. The New Vehicle Limited Warranty is similar to other vehicle manufacturer’s warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electronic systems, battery, powertrain and brake system. Exceptions to the New Vehicle Limited Warranty include wear items such as tires, brake pads and rotors, paint wear and tear, interior wear and tear and battery performance.

Battery Replacement Option

While battery failure due to defects in material or workmanship is included in the New Vehicle Limited Warranty, battery performance, specifically its ability to store electricity over time, is not covered in either the New Vehicle Limited Warranty or the Extended Service Plan. However, within three months of purchasing their vehicle, customers may purchase a one time option to replace the battery pack at any time after the expiration of the New Vehicle Limited Warranty but before the tenth anniversary of the purchase date of the vehicle. For customers that select this option, we agree to replace the original battery of the vehicle with a replacement battery which will store at least 53 kilowatt-hours of usable energy. Charges in addition to the option purchase price apply if the customer exercises the battery replacement option prior to the seventh anniversary of the purchase date of the vehicle. The customer is entitled to a partial refund of the option purchase price if the option is not elected by the eighth anniversary of the purchase date of the vehicle.

Manufacturing

Vehicle Assembly

We currently use a multi-site manufacturing process for production of the Tesla Roadster and plan to transition to our planned substantially integrated site for production of the Model S and future vehicles in Fremont, California. The initial body and chassis assembly processes for our Tesla Roadster occur at a Lotus Cars Limited, or Lotus, facility in Hethel, England where our staff works closely with Lotus. For vehicles destined for the United States or Asian markets, we ship the rolling chassis, which does not contain our electric powertrain and which we call a glider, to our final assembly facility in Menlo Park, California. At our Menlo Park location, we install the full electric vehicle powertrain and perform a pre-delivery inspection prior to shipping the Tesla Roadster to customers. For European deliveries, the full vehicle is assembled on-line at the Lotus facility and pre-delivery inspection occurs at a nearby Tesla facility in Wymondham, England. Pursuant to the supply agreement with Lotus, we are obligated to purchase a minimum of 2,400 vehicles or gliders over the term of the agreement, which will expire in December 2011. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until December 2011. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a number of Tesla Roadsters for sale in 2012. To the extent we wish to sell additional Tesla Roadsters with the Lotus gliders beyond the 2,400 we have already contracted for, we will need to negotiate a new or amended supply agreement with Lotus. As of March 31, 2010, we had purchased approximately 1,200 vehicles or gliders under this agreement. We are also in the process of transitioning the manufacturing of the gearbox for the Tesla Roadster to our facility in Palo Alto, California.

We intend to develop a substantially integrated electric vehicle manufacturing facility in Fremont, California to manufacture components that are critical to our intellectual property and quality of the Model S, including body assembly, paint operations, battery pack manufacturing, final vehicle assembly and end-of-line testing. Certain major component systems, such as the interior console and seats, will be purchased from suppliers. We currently intend to target an annual production rate at this facility for the Model S of up to approximately 20,000 cars per year. We believe that we will be able to increase the annual production capacity of this plant beyond this amount through additional capital spending as well as by changing operating patterns and adding additional shifts.

Powertrain Component Manufacturing

We manufacture several components of our electric powertrain and the batteries and chargers that we have started to sell to Daimler.

•

Motor. Our copper-rotor alternating current induction motors have historically been manufactured at our Taiwanese subsidiary. We have operated our own manufacturing facility in part to protect the proprietary technology we developed for our motor. We recently transitioned this operation to our new corporate headquarters in Palo Alto, California.

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Battery Packs. We currently assemble the Tesla Roadster and Daimler Smart fortwo electric drive battery packs at our facilities in San Carlos, California. These operations are also transitioning to our Palo Alto facility where we plan to produce battery packs and chargers for additional technology sales customers. We expect to complete this transition in the first half of 2010.

•	Power Electronics Module. Our power electronics module, or PEM, is manufactured based on our design by a contract manufacturer located in Taiwan.

We intend to develop our electric powertrain component and systems business and have secured a $101.2 million loan under our DOE Loan Facility for the expansion of our engineering and production capability for this business in our Palo Alto facility.

Supply Chain

The Tesla Roadster uses over 2,000 purchased parts which we source from over 150 suppliers, many of whom are currently our single source suppliers for these components. Our supply base is located globally, with about 30% of our suppliers located in North America, 40% in Europe and the remaining 30% in Asia. We have developed close relationships with several key suppliers particularly in the procurement of cells and certain electric powertrain components. While we obtain components from multiple sources whenever possible, similar to other automobile manufacturers, many of the components used in our vehicles are purchased by us from a single source. We refer to these component suppliers as our single source suppliers. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. For example, while several sources of the battery cell we have selected for the Tesla Roadster are available, we have fully qualified only one supplier for these cells. Any disruption in the supply of battery cells from such vendor could temporarily disrupt production of the Tesla Roadster until such time as a different supplier is fully qualified and there can be no assurance that we would be able to successfully retain alternative suppliers on a timely basis. Moreover, battery cell manufactures may choose to refuse to supply electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe.

While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term or at all at prices or costs that are favorable to us. In particular, while we believe that we will be able to secure alternate sources of supply for almost all of our single sourced components on a relatively short time frame, qualifying alternate suppliers or developing our own replacements for certain highly customized components of the Tesla Roadster, such as the carbon fiber body panels, which are supplied to us by Sotira 35, a unit of Sora Composites Group and the gearboxes, which are supplied to us by Borg Warner Inc., may be time consuming and costly.

In addition, Lotus is the only manufacturer for certain components, such as the chassis of our Tesla Roadster, and we refer to it as a sole source supplier. We do not currently utilize any sole source suppliers other than Lotus. Replacing the components from Lotus that are sole sourced may require us to reengineer our vehicles, which would be time consuming and costly.

We are currently evaluating, qualifying and selecting our suppliers for the planned production of the Model S and we intend to establish dual suppliers for several key components of the Model S, although we expect that a number of components for the Model S will be single sourced. In addition, we have entered into a letter of intent with Mercedes-Benz USA, LLC, an affiliate of Daimler, whereby it will provide us access to its parts catalogue. We contemplate using such parts in the Model S during its development phase and ultimately in its production. We intend to negotiate an agreement to finalize this arrangement.

We use various raw materials in our business including aluminum, steel, carbon fiber, non-ferrous metals such as copper, as well as cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials. We believe that we have adequate supplies or sources of availability of the raw materials necessary to meet our manufacturing and supply requirements. There are always risks and uncertainties, however, with respect to the supply of raw materials that could impact their availability in sufficient quantities or reasonable prices to meet our needs.

We have implemented enterprise resource planning and management software to automate our procurement and inventory processes and integrate them with our financial accounting. We plan additional investment in our management systems to support further growth in our operations.

Quality Control

Our quality control efforts are divided between product quality and supplier quality, both of which are focused on designing and producing products and processes with high levels of reliability. Our product quality engineers work with our engineering team and our suppliers to help ensure that the product designs meet functional specifications and durability requirements. Our supplier quality engineers work with our suppliers to ensure that their processes and systems are capable of delivering the parts we need at the required quality level, on time, and on budget. Our quality systems engineers create and manage our systems, such as configuration management and corrective action systems, to help ensure product developers, supplier chain managers, and production controllers have the product information they need.

As of April 30, 2010, we had 155 employees in our manufacturing department.

Customers and Selected Relationships

We currently sell our cars primarily to individual customers. We have strategic or commercial relationships with Daimler and Lotus, as well as with various battery cell providers. We intend to expand our business by developing and selling additional powertrain components to Daimler, Toyota and other third party OEMs, and have secured a $101.2 million loan under our DOE Loan Facility to fund the infrastructure for this business.

Daimler AG

Beginning in 2008, we commenced efforts on a powertrain development arrangement with Daimler. In May 2009, we entered into a development agreement with Daimler under which we have performed specified research and development services for the development of a battery pack and charger for Daimler’s Smart fortwo electric drive. All development work related to the development agreement had been completed as of December 31, 2009. We have been selected by Daimler to supply it with up to 1,000 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. Daimler has notified us that it intends to increase its purchase commitment by 50% to 1,500 battery packs and chargers. We began shipping the first sets of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the quarter ended December 31, 2009. In the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. A formal agreement for this arrangement was entered into with Daimler in May 2010. In the quarter ended March 31, 2010, we completed the development and sale of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation, or Freightliner, an affiliate of Daimler. Freightliner plans to use these electric vans in a limited number of customer trials.

In addition to the development agreement described above, we have entered into an exclusivity and intellectual property agreement, or EIP Agreement, with Daimler North America Corporation, or DNAC, an affiliate of Daimler, in which we agreed to begin negotiating in good faith to enter into further agreements within certain strategic cooperation areas, including technology collaboration in various electric powertrain areas, automotive engineering support, joint electric vehicle development efforts and access to component parts for Tesla designed products. Under this EIP Agreement, we agreed that, until November 11, 2009, we would not negotiate or enter into any agreements with other parties that would be competitive with the arrangements contemplated for these strategic cooperation areas, unless the results of such arrangement would be marketed solely under the Tesla brand. As of that date, we had not executed any further agreements with Daimler in the areas of strategic cooperation.

The EIP Agreement provides that ending on the earlier of May 11, 2014 or three years following consummation of our initial public offering, if the company receives an offer from a strategic competitor of Daimler to enter into an agreement for development of a non-Tesla branded vehicle or an integrated electric powertrain system, DNAC would be given the right of first refusal to enter into such agreement with the company instead of, and on the same terms offered by, the third party.

The EIP Agreement also provides that if we execute a strategic cooperation agreement with DNAC to jointly engineer an electric vehicle, then additional exclusivities would apply until the earlier of May 11, 2014 or three years following consummation of our initial public offering, provided a minimum annual volume of sales is achieved. The EIP Agreement provides that none of the restrictions set out in that agreement, or in any strategic agreement, would limit us from developing technology with any third party for use in a Tesla-branded product or service or related to the Tesla Roadster or Model S, engaging in any transaction with a company that is not a Daimler competitor, or supplying components for electric powertrains that are designed by third parties.

The EIP Agreement also provides that if the parties enter into the strategic agreements or further agreements, those agreements will allocate intellectual property rights according to certain principles outlined in the EIP Agreement. In addition, until the earlier of May 11, 2014 or three years following consummation of our initial public offering, before licensing intellectual property generated outside the scope of any strategic cooperation area to a Daimler competitor, we would first have to offer DNAC the right to license the intellectual property on a non-exclusive, royalty-bearing basis, or on an exclusive basis in the automotive field; and if DNAC requests the latter, we must negotiate such a license in good faith. If no agreement is reached, however, we would be free to license the technology to the Daimler competitor, and DNAC could take a non-exclusive license.

Both we and Daimler have the right to terminate the EIP Agreement in the event the other party undergoes, or executes an agreement to undergo, a change of control. Any strategic cooperation agreements entered into between us and Daimler prior to termination will not be affected by such termination.

To date, with the exception of the development agreement for the Smart fortwo electric drive and the agreement for the development and production of a battery park and charger for a pilot fleet of Daimler’s A-Class electric vehicles to be introduced in Europe in 2011, the strategic agreements described in the EIP Agreement have not been entered into, and there can be no assurance that the parties will ever enter into such agreements. Even if we were to enter into such agreements, the parties may negotiate and agree to terms that are different to those set forth in the EIP Agreement and outlined above. Such different or new terms may be more or less favorable to us.

In addition to these agreements, Blackstar lnvestco LLC, or Blackstar, an affiliate of Daimler, held approximately         % of our capital stock outstanding as of March 31, 2010, based on             shares of common stock outstanding at March 31, 2010, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock effective immediately prior to the closing of this offering and the issuance of             shares of common stock upon the assumed net exercise of outstanding warrants that expire upon the completion of this offering at an assumed initial public offering price of $             per share, and Blackstar’s representative, Dr. Herbert Kohler, serves as a member of our Board of Directors.

Toyota Motor Corporation

In May 2010, Tesla and Toyota announced their intention to cooperate on the development of electric vehicles, and for Tesla to receive Toyota’s support with sourcing parts and production and engineering expertise for the Model S. We have not yet entered into any agreements, including any purchase orders, with Toyota for such arrangements. We have also entered into a stock purchase agreement pursuant to which Toyota will purchase $50.0 million of our common stock, which would be              shares of our common stock based on an assumed initial public offering price of $              per share, immediately following the completion of this offering.

Lotus Cars Limited

Lotus currently provides us with assembly and other manufacturing services. Although we complete the final assembly of our Tesla Roadster, the initial body and chassis assembly processes occur at a Lotus facility in Hethel, England where our staff works closely with Lotus. For vehicles destined for the United States or Asian market, we ship the glider to our final assembly facility in Menlo Park, California. For European deliveries, the full vehicle is assembled on-line at the Lotus facility and pre-delivery inspection occurs at a Tesla facility in Wymondham, England. Pursuant to the supply agreement with Lotus, we are obligated to purchase a minimum of 2,400 vehicles or gliders over the term of the agreement, which will expire in December 2011. If we are unable to meet this volume requirement, we are still responsible for payment to Lotus of the lesser of the sum of the actual costs incurred and an agreed upon profit margin per vehicle up to the minimum volume requirement or £5,400,000. We currently intend to manufacture gliders with Lotus for our current generation Tesla Roadster until December 2011. We intend to use these gliders in the manufacturing of the Tesla Roadster to both fulfill orders placed in 2011 as well as new orders placed in 2012 until our supply of gliders is exhausted. Accordingly, we intend to offer a number of Tesla Roadsters for sale in 2012. To the extent we wish to sell additional Tesla Roadsters with the Lotus gliders beyond the 2,400 we have already contracted for, we will need to negotiate a new or amended supply agreement with Lotus. As of March 31, 2010, we had purchased approximately 1,200 vehicles or gliders under this agreement.

Governmental Programs, Incentives and Regulations

United States Department of Energy Loans

On January 20, 2010, we entered into a loan facility with the Federal Financing Bank, or FFB, and the United States Department of Energy, or DOE, under the DOE’s Advanced Technology Vehicles Manufacturing Incentive Program, as set forth in Section 136 of the Energy Independence and Security Act of 2007, or ATVM Program. We refer to such loan facility as the DOE Loan Facility. Under the DOE Loan Facility, FFB has made available to us two multi-draw term loan facilities in an aggregate principal amount of up to $465.0 million and the DOE has agreed to reimburse FFB for any liabilities, losses, costs or expenses incurred by FFB with respect to the term loan facilities. Up to an aggregate principal amount of $101.2 million will be made available under the first term loan facility to finance up to 80% of the costs eligible for funding under the ATVM Program for the powertrain engineering and the build-out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components, or the Powertrain Facility. Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 80% of the costs eligible for funding under the ATVM Program for the development of, and to build out the manufacturing facility for, our Model S sedan, or the Model S Facility. Under the DOE Loan Facility, we are responsible for the remaining 20% of the costs eligible for funding under the ATVM Program for the projects as well as any cost overruns for each project. The costs paid by us to date for the Powertrain Facility and the Model S Facility will be applied towards our obligation to contribute 20% of the eligible project costs, and the DOE’s funding of future eligible costs will be adjusted to take this into account. Our remaining obligations for the development of, and the build-out of our manufacturing facility for, the Model S is budgeted to be an aggregate of $33 million, plus any cost overruns for the projects. We have paid for the full 20% of the budgeted costs related to our Powertrain facility, but will continue to be responsible for cost overruns.

Our ability to draw down funds under the DOE Loan Facility is conditioned upon several draw conditions. For the Powertrain Facility, the draw conditions include our achievement of progress milestones relating to the development of the powertrain manufacturing facility and the successful development of commercial arrangements with third parties for the supply of powertrain components. For the Model S Facility, the draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the planned Model S manufacturing facility, including an environmental assessment of such facility approved by the DOE and the completion of the processes under the National Environmental Policy Act, or NEPA, and the California Environmental Quality Act, or CEQA. Certain advances will be subject to additional conditions to drawdown related to the site on which the applicable project is located.

We will be required to maintain, at all times, available cash and cash equivalents of at least 105% of the amounts required to fund such commitment, after taking into account current cash flows and cash on hand, including cash on hand amounts raised in this offering, and reasonable projections of future generation of net cash from operations, losses and expenditures.

Loans may be requested under the facilities until January 22, 2013, and we have committed to complete the projects being financed prior to such date. On the closing date, we paid a facility fee to the DOE in the amount of $0.5 million. Through the date of this prospectus, we have received draw-downs under the DOE Loan Facility for an aggregate of $41.8 million, with interest rates ranging from 2.6% to 3.4%, for eligible project costs under both projects that we have incurred from December 15, 2008 through December 31, 2009.

Advances under the DOE Loan Facility accrue interest at a per annum rate determined by the Secretary of the Treasury as of the date of the advance, and will be based on the Treasury yield curve and the scheduled principal installments for such advance. Interest on advances under the DOE Loan Facility is payable quarterly in arrears. Advances under the Powertrain Facility are repayable in 28 equal quarterly installments commencing on December 15, 2012 (or, for advances made after such date, in 26 equal quarterly installments commencing on June 15, 2013). All outstanding amounts under the Powertrain Facility will be due and payable on the maturity date of September 15, 2019. Advances under the Model S Facility are repayable in 40 equal quarterly installments commencing on December 15, 2012 (or, for advances made after such date, in 38 equal quarterly installments commencing on June 15, 2013). All outstanding amounts under the Model S Facility will be due and payable on the maturity date of September 15, 2022. Advances under the loan facilities may be voluntarily prepaid at any time at a price determined based on interest rates at the time of prepayment for loans made from the Secretary of the Treasury to FFB for obligations with an identical payment schedule to the advance being prepaid, which could result in the advance being prepaid at a discount, at par or at a premium. The loan facilities are subject to mandatory prepayment with net cash proceeds received from certain dispositions, loss events with respect to property and other extraordinary receipts.

All obligations under the DOE Loan Facility are secured by substantially all of our property. All of our existing and future domestic subsidiaries will also be required to guaranty our obligations under the DOE Loan Facility. Our existing and future foreign subsidiaries may, under certain circumstances, be required to guaranty our obligations under the loan facility. Any such guarantees by existing and future subsidiaries will be secured by substantially all of the property of such subsidiaries.

The DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the projects be conducted in accordance with the business plan for such project; compliance with all requirements of the ATVM Program; and limitations on our and our subsidiaries’ ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, pay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business, and enter into certain restrictive agreements, in each case subject to customary exceptions.

The DOE Loan Facility documents also contain financial covenants requiring us to maintain a minimum ratio of current assets to current liabilities, and (i) through December 15, 2012, a minimum cash balance, and (ii) after December 15, 2012, a maximum leverage ratio, a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a limit on capital expenditures and, after March 31, 2014, a maximum ratio of total liabilities to shareholder equity. Under the DOE Loan Facility, we are required to fund a debt service reserve account on or before December 31, 2012, in an amount equal to all principal and interest that will come due on the advances on the next two payment dates. Once we have deposited such two payments, we will not be required to further fund such debt service reserve account. We have also agreed that, in connection with the sale of our common stock in this offering, at least 75% of the net offering proceeds will be received by us and, in connection with the sale of our stock in any other follow-on equity offering, at least 50% of the net offering proceeds will be received by us. Offering proceeds may not be used to pay bonuses or other compensation to officers, directors, employees or consultants in excess of the amounts contemplated by our business plan approved by the DOE.

In addition to our obligation to fund a portion of the project costs as described above, we have agreed to set aside 50% of the net proceeds from this offering and the concurrent private placement and any subsequent offerings of stock occurring before the completion of the projects, up to an aggregate of $100 million, to fund a separate, dedicated account under our DOE Loan Facility. This dedicated account can be used by us to fund any cost overruns for our powertrain and Model S manufacturing facility projects and will also be used as a mechanism to defer advances under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project. We will be required to deposit a portion of these reimbursements into the dedicated account, in an amount equal to up to 30% of the remaining project costs for the applicable project and these amounts may similarly be used by us to fund project costs and cost overruns and will similarly be eligible for reimbursement by the drawdown of additional loans under our DOE Loan Facility once used in full.

The DOE Loan Facility documents contain customary events of default, subject in some cases to customary cure periods for certain defaults. Events of default include, among others, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, defaults under or termination of our leases for the projects, a default in the event of a change of control, including a failure of Elon Musk, our Chief Executive Officer, Product Architect and Chairman, and certain of his affiliates, at any time prior to one year after we complete the project relating to the Model S Facility, to own at least 65% of capital stock held by Mr. Musk and such affiliates as of the date of the DOE Loan Facility, cross-defaults to certain other material indebtedness, failure to timely complete the projects, material judgment defaults, bankruptcy and insolvency defaults and force majeure events with respect to the projects. The occurrence of an event of default could result in an acceleration of all obligations under the DOE Loan Facility documents, an obligation by us and any guarantor to repay all obligations in full, and the exercise of remedies by the DOE or their agent. Our failure to make a timely payment could result in an increase to the applicable interest rate.

In connection with the DOE Loan Facility, we have also issued the DOE a warrant to purchase up to 9,255,035 shares of our Series E convertible preferred stock at an exercise price of $2.5124 per share, which will become a warrant to purchase up to 3,085,011 shares of our common stock at an exercise price of $7.54 per share upon the closing of this offering as a result of the automatic conversion of our preferred stock into common stock at such time, and a warrant to purchase up to 5,100 shares of our common stock at an exercise price of $8.94 per share. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under these warrants will become exercisable in quarterly amounts depending on the average outstanding balance of the loan during the prior quarter. These warrants may be exercised until December 15, 2023. If we prepay the DOE Loan Facility in full prior to December 15, 2018, no shares will be exercisable under these warrants, except in the case of an event of default, which could accelerate the vesting.

California Alternative Energy and Advanced Transportation Financing Authority Tax Incentives

In December 2009, we finalized an arrangement with the California Alternative Energy and Advanced Transportation Financing Authority that will result in an exemption from California state sales and use taxes for up to $320 million of manufacturing equipment. To the extent all of this equipment is purchased and would otherwise be subject to California state sales and use tax, we believe this incentive would result in tax savings by us of up to approximately $31 million over a three year period starting in December 2009. The equipment purchases may be used only for three purposes: (i) to establish our production facility for the Model S sedan in California, (ii) to upgrade our Palo Alto powertrain production facility, and (iii) to expand our current Tesla Roadster assembly operations at our Menlo Park facility.

California Air Resources Board’s Zero Emissions Vehicle Program

In connection with the delivery and placement into service of our zero emission vehicles in a number of states, we have earned and will continue to earn tradable credits that can be sold. Under California’s Low-Emission Vehicle Regulations, and similar laws in other states, vehicle manufacturers are required to ensure that a portion of the vehicles delivered for sale in that state during each model year are zero emission vehicles. Currently, the states of California, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon, Rhode Island and Vermont have such laws in effect. These laws provide that a manufacturer of zero emission vehicles may earn credits, referred to as ZEV credits, and may sell excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. As a manufacturer solely of zero emission vehicles, we earn ZEV credits on each vehicle sold in such states and have entered into agreements with other automobile manufacturers to sell the ZEV credits that we earn.

We have entered into two contracts for the sale of ZEV credits with two separate automotive manufacturers. For the years ended December 31, 2008 and 2009 and the three months ended March 31, 2010, we earned revenue from the sale of ZEV credits of $3.5 million, $8.2 million and $0.5 million, respectively. Our current agreement with American Honda Co., Inc., or Honda, provides for the sale of ZEV credits that we earn from the sale of vehicles that we manufacture through December 31, 2011. As of March 31, 2010, we had sold credits for 368 vehicles under this agreement and Honda has an obligation to purchase additional credits earned from the sale of any remaining vehicles that we manufactured in 2009 but sold in 2010 and from the sale of up to 287 additional vehicles manufactured in 2010 and 2011 prior to the expiration of the agreement. To the extent we have additional ZEV credits available for sale, we may enter into new agreements with Honda or other manufacturers to sell such credits. We previously had an agreement with a different buyer for ZEV credits related to vehicles sold in the year ended December 31, 2008, some of which ZEV credits were recognized in the year ended December 31, 2009.

Zero-Emission and Plug-in Hybrid Electric Vehicle (Clean Vehicle) Rebate Project

In March 2010, the State of California launched its Clean Vehicle Rebate Project which provides for rebates to purchasers of certain zero emissions and hybrid electric vehicles directly from the California Air Resources Board. The State of California has appropriated $4.1 million for the project. Purchasers of the Tesla Roadster are eligible for a $5,000 rebate while funds remain available.

Federal and State Incentives in the United States

As of March 31, 2010, incentives in the United States included:

United States Federal Tax Credits

The Qualified Plug-In Electric Drive Motor Vehicle Tax Credit program instituted by the United States federal government provides a tax credit of up to $7,500 for the purchase of new qualified plug-in electric drive motor vehicles. This credit applies to the first 200,000 vehicles sold per manufacturer. Purchasers of the Tesla Roadster are currently eligible for a tax credit under this program of $7,500. To the extent such program is still in effect when the Model S is available for purchase, we expect purchasers of the Model S to also be eligible for a $7,500 tax credit under this program. In addition, the Alternative Fuel Infrastructure Tax Credit provides for tax credits for businesses up to 50% of the cost of installing alternative fueling equipment, not to exceed $50,000. Consumers who purchase residential fueling equipment but are not eligible to depreciate such equipment may receive a tax credit of up to $2,000. The program includes electricity as an alternative fuel and potentially can be used by Tesla customers to offset the cost of their home charging systems and by businesses to offset the costs of installing electric vehicle charging stations. These credits will expire on December 31, 2010.

State Incentives

A number of states and municipalities in the United States, as well as certain private enterprises, offer incentive programs to encourage the adoption of alternative fuel vehicles, including tax exemptions, tax credits, exemptions, and special privileges. For example, New Jersey and Washington exempt the purchase of electric vehicles from state sales tax. Other states, including Colorado, Oregon, Georgia and Oklahoma, provide for substantial state tax credits for the purchase of electric vehicles. In California several utilities offer reduced electricity rates for the purpose of charging electric vehicles. As of December 1, 2009, the Sacramento Municipal Utility District, for example, offered an off-peak discount of approximately 50% off of the regular residential electricity rate for electricity used to charge electric vehicles. Similar programs exist with Southern California Edison and other utility companies. Municipalities in California also offer parking incentives for electric vehicles which include free or reduced fee parking in major metropolitan areas.

CAFE Standards and Credits

In 2009, the United States federal government proposed a new national program to raise and accelerate the current Corporate Average Fuel Economy, or CAFE, standards and to establish new national greenhouse gas emissions standards under the Clean Air Act. Under the new CAFE proposal, manufacturers’ passenger vehicle fleets must achieve a combined average fuel economy standard of 34.1 mpg by 2016, a significant increase over current standards. Financial penalties exist for non-compliance. The proposed new CAFE standards will also advance the fuel economy target levels four years earlier than required under previous law, which required average fuel economy of 35 mpg by 2020. Furthermore, this new program will allow automakers the flexibility to earn CAFE credits by exceeding the standard in a given model year, and they can either apply those credits to shortfalls in future years or trade them to another automaker. The Obama administration suggested in November 2009 that automakers be given CAFE credits that would let low and zero emission vehicles count for up to two cars when annual fleet fuel efficiency averages are calculated. The National Highway Traffic Safety Administration, or NHTSA, and the Environmental Protection Agency, or EPA, are jointly developing final rules to implement the new CAFE standards. In 2009, NHTSA adopted regulations that permit the transfer and trading of CAFE credits earned from vehicles with model years later than 2010.

Incentives in Europe

As of March 31, 2010, incentives in Europe included:

E.U. Emissions Regulations

We believe Europe has a regulatory environment that is generally conducive to the development, production and sale of small, alternative fuel vehicles. Through emission legislation, tax incentives and direct subsidies, the European Union is taking a progressive stance in reducing carbon emissions and increasing demand for electric vehicles. In 2007, The European Commission instituted regulations targeting average new vehicle emissions of approximately 19% below 2007 levels. These regulations begin in 2012 in which 65% of each manufacturer’s newly registered vehicles must comply with the emissions limit of 130 grams of carbon dioxide per kilometer, as calculated as an average of the manufacturer’s light-duty fleet. This percentage rises to 100% by 2015. From 2012 through 2018, the penalties imposed by this legislation on manufacturers that exceed target levels, per light-duty vehicle in the fleet, are €5 for the first gram per kilometer over the limit, €15 for the second gram per kilometer, €25 for the third gram per kilometer, and €95 for each subsequent gram per kilometer. By 2019, the penalty will be €95 for every gram over the limit. The European Commission has indicated that its long-term target is to further reduce the emissions compliance limit from 130 grams to 95 grams of carbon dioxide per kilometer, as calculated as an average of the manufacturer’s light-duty fleet, by 2020.

Consumer Incentives

In addition to a favorable regulatory environment, European countries have announced attractive combinations of subsidies and tax incentives. For example, the United Kingdom has announced a plan for up to £5,000 in support of electric vehicles and France has proposed €5,000 in direct subsidies for electric vehicle purchases through 2012. Additionally, a number of European countries are shifting their registration tax regime to a carbon dioxide-based system which typically reduces or eliminates annual registration taxes for electric vehicles due to their zero emissions profile. Certain European countries such as Norway have also adopted significant tax incentives for individuals to purchase electric vehicles. For example, in Norway, an owner of a vehicle similar to the Tesla Roadster in terms of performance but powered by an internal combustion engine would be required to pay a one-time registration tax, while an owner of a electric vehicle such as the Tesla Roadster would not be required to pay such registration tax.

Regulation—Vehicle Safety and Testing

Our vehicles are subject to, and the Tesla Roadster complies with, or is exempt from, numerous regulatory requirements established by the National Highway Traffic Safety Administration, or the NHTSA, including all applicable United States federal motor vehicle safety standards, or the FMVSS. As a manufacturer we must self-certify that a vehicle meets or is exempt from all applicable FMVSSs, as well as the NHTSA bumper standard, before the vehicle can be imported into or sold in the United States.

There are numerous FMVSSs that apply to our vehicles. Examples of these requirements include:

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Crash-worthiness requirements—including applicable and appropriate level of vehicle structure and occupant protection in frontal, side and interior impacts including through use of equipment such as seat belts and airbags which must satisfy applicable requirements;

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Crash avoidance requirements—including appropriate steering, braking, electronic stability control, and equipment requirements, such as, headlamps, tail lamps, and other required lamps, all of which must conform to various photometric and performance requirements;

•	Electric vehicle requirements—limitations on electrolyte spillage, battery retention, and avoidance of electric shock following specified crash tests;

•	Windshield defrosting and defogging—defined zones of the windshield must be cleared within a specified timeframe; and

•	Rearview mirror requirements—rearward areas that must be visible to the driver via the mirrors.

Several FMVSS regulations that NHTSA has promulgated or amended recently contain phase-in provisions requiring increasing percentages of a manufacturer’s vehicles to comply over a period of several model years. Those FMVSSs generally allow low volume manufacturers (those who manufacture fewer than 5,000 vehicles annually for sale in the United States) and limited line manufacturers (those who sell three or fewer vehicle lines in the United States) to defer compliance until the end of the phase-in period. We currently qualify as both a low volume manufacturer and a limited line manufacturer, and as a result, we are currently exempt from certain requirements, such as some new advanced airbag requirements, the advanced side impact requirements, and certain electronic stability control requirements, until the end of the applicable phase-in periods. In addition, we have applied for, and have been granted, an exemption from certain other advanced air bag requirements, which applies to Tesla Roadsters manufactured through January 28, 2011. We intend to request an extension of such exemption for Tesla Roadsters manufactured after such date. Under U.S. law, we are required to certify compliance with all applicable federal motor vehicle safety standards and we have done so with respect to each vehicle we have offered for sale in the U.S. Based on testing, engineering analysis, and other information, we have certified that the Tesla Roadster complies or is exempt from all applicable NHTSA standards by affixing a certification label to each Tesla Roadster sold.

We are also required to comply with other NHTSA requirements of federal laws administered by NHTSA, including the Corporate Average Fuel Economy standards, consumer information labeling requirements, early warning reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, and owner’s manual requirements.

Our vehicles sold in Europe are subject to European Union safety testing regulations. Many of those regulations, referred to as European Union Whole Vehicle Type Approval, or WVTA, are different from the federal motor vehicle safety standards applicable in the United States and may require redesign and/or retesting. Our Tesla Roadsters are currently approved for sale on a limited basis in the European Union via the Small Series WVTA, which permits the manufacture and sale in the European Union of no more than 1,000 vehicles per year. We plan to keep European sales of our Tesla Roadsters at less than 1,000 vehicles per year, and have no plans to commence testing our Tesla Roadsters for the WVTA to assure compliance with the European Union requirements to permit unlimited sales. Similarly, Australia and Japan have additional testing regulations applicable to high volume manufacturers. We also plan to keep Australian and Japanese sales of our Tesla Roadsters at a low volume, and have no plans to comply with the Australian and Japanese requirements to permit high volume sales in these jurisdictions. In connection with the planned introduction of the Tesla Roadster in Australia and Japan, we conducted a frontal impact test based on European Union testing standards on the Tesla Roadster in November 2009, which is required for sales exceeding certain annual volumes outside the United States. While the Tesla Roadster met most of the criteria for occupant protection and all criteria for high voltage safety in the front impact crash test, there were two criteria that were not met in the test. Based on our analysis of additional compliance options in Australia and Japan, we believe such an outcome should not limit our ability to sell the Tesla Roadster in Australia below certain annual volumes or, subject to compliance with certain Japanese import rules, have a material impact on our ability to sell Tesla Roadsters in Japan.

The Federal Trade Commission, or FTC, requires us to calculate and display the range of our electric vehicles on a label we affix to the vehicle’s window. The FTC specifies that we follow testing requirements set forth by the Society of Automotive Engineers, or SAE, which further requires that we test using the United States Environmental Protection Agency’s, or EPA’s combined city and highway testing cycles. The EPA announced in November 2009 that it would develop and establish new energy efficiency testing methodologies for electric vehicles. Based on initial indications from the EPA, we believe it is likely that the EPA will modify its testing cycles in a manner that, when applied to our vehicles, could reduce the advertised range of our vehicles by up to 30% as compared to the combined two-cycle test currently applicable to our vehicles. However, there can be no assurance that the modified EPA testing cycles will not result in a greater reduction. To the extent that the FTC adopts these procedures in place of the current procedures from the SAE, this could impair our ability to advertise the Tesla Roadster as a vehicle that is capable of going in excess of 200 miles. Moreover, such changes could impair our ability to deliver the Model S with the initially advertised range, which could result in the cancellation of a number of the approximately 2,200 reservations that have been placed for the Model S as of March 31, 2010. Although the real life customer experience of the range of our electric vehicles will not change due to the changes in the FTC or EPA standards, the reduction in the advertised range could negatively impact our sales and harm our business.

The Automobile Information and Disclosure Act requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment and pricing. In addition, the Act allows inclusion of city and highway fuel economy ratings, as determined by EPA, as well as crash test ratings as determined by the National Highway Traffic Safety Administration if such tests are conducted. As a manufacturer of only electric vehicles, compliance with the EPA labeling requirements on fuel economy is currently optional for us.

Regulation—EPA Emissions & Certificate of Conformity

The Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board, or CARB, with respect to emissions for our vehicles. The Certificate of Conformity is required for vehicles sold in states covered by the Clean Air Act’s standards and the Executive Order is required for vehicles sold in states that have sought and received a waiver from the EPA to utilize California standards. The California standards for emissions control for certain regulated pollutants for new vehicles and engines sold in California are set by CARB. States that have adopted the California standards as approved by EPA also recognize the Executive Order for sales of vehicles.

Manufacturers who sell vehicles in states covered by federal requirements under the Clean Air Act without a Certificate of Conformity may be subject to penalties of up to $37,500 per violation and be required to recall and remedy any vehicles sold with emissions in excess of Clean Air Act standards. We received a Certificate of Conformity for sales of our Tesla Roadsters in 2008, but did not receive a Certificate of Conformity for sales of the Tesla Roadster in 2009 until December 21, 2009. This Certificate of Conformity covered sales of Tesla Roadsters from December 21, 2009 through December 31, 2009.

The EPA’s Self-Audit Policy allows companies to self-report violations of federal environmental laws and thereby mitigate potential penalties. We reported the failure to obtain a Certificate of Conformity for 2009 to the EPA on December 20, 2009. In January 2010, we and the EPA entered into an Administrative Settlement Agreement and Audit Policy Determination in which we agreed to pay a civil administrative penalty in the sum of $275,000. The EPA agreed to treat any 2009 Tesla Roadsters sold prior to December 21, 2009 as if they were covered by a valid Certificate of Conformity based on our agreement to treat these vehicles as if they had been certified when sold for emissions and emissions warranty purposes. Prior to obtaining the Certificate of Conformity on December 21, 2009, we sold 637 vehicles in 2009 in states where such a certificate is required for such sales. The EPA has closed the matter and we have been notified that it considers the violations resolved as of January 2010. All Tesla Roadsters we sold prior to obtaining the Certificate of Conformity in 2009 are now considered lawfully sold for purposes of the Clean Air Act with no impediments to further registration, use or subsequent sale. We received a Certificate of Conformity for the sales of model year 2010 Tesla Roadsters on December 31, 2009.

Regulation—Battery Safety and Testing

Our battery pack conforms with mandatory regulations that govern transport of “dangerous goods,” which includes lithium-ion batteries, that may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, or PHMSA, are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations, and related UN Manual Tests and Criteria. The regulations vary by mode of transportation when these items are shipped such as by ocean vessel, rail, truck, or by air.

We have completed the applicable transportation tests for our prototype and production battery packs demonstrating our compliance with the UN Manual of Tests and Criteria, including:

•	Altitude simulation—simulating air transport;

•	Thermal cycling—assessing cell and battery seal integrity;

•	Vibration—simulating vibration during transport;

•	Shock—simulating possible impacts during transport;

•	External short circuit—simulating an external short circuit; and

•

Overcharge—evaluating the ability of a rechargeable battery to withstand overcharging (this test was performed on the battery pack we provided for Daimler’s Smart fortwo electric drive but was not performed on the battery pack for the Tesla Roadster).

The cells in our battery packs are composed mainly of lithium metal oxides. The cells do not contain any lead, mercury, cadmium, or other hazardous materials, heavy metals, or any toxic materials. In addition, our battery packs include packaging for the lithium-ion cells. This packaging includes trace amounts of various hazardous chemicals whose use, storage and disposal is regulated under federal law. We currently have an agreement with a third party battery recycling company to recycle our battery packs. If a customer wishes to dispose of a battery pack from one of our vehicles, we anticipate accepting the depleted battery from the customer without any additional charge.

Automobile Manufacturer and Dealer Regulation

State law regulates the manufacture, distribution and sale of automobiles, and generally requires motor vehicle manufacturers and dealers to be licensed. We are registered as both a motor vehicle manufacturer and dealer in the states of California, Colorado, Florida, Illinois and Washington, and we are licensed as a motor vehicle dealer in the state of New York.

To the extent possible, we plan to secure dealer licenses and engage in activities as a motor vehicle dealer in other states as appropriate and necessary as we open additional Tesla stores. Some states, such as Texas, do not permit automobile manufacturers to be licensed as dealers or to act in the capacity of a dealer. To sell vehicles to residents of states where we are not licensed as a dealer, to the extent permitted by local law, both the actual sale and all activities related to the sale would generally have to occur out of state. In this scenario, it is possible that activities related to marketing, advertising, taking orders, taking reservations and reservation payments, and delivering vehicles could be viewed by a state as conducting unlicensed activities in the state or otherwise violating the state’s motor vehicle industry laws. Regulators in these states may require us to hold and meet the requirements of appropriate dealer or other licenses and, in states in which manufacturers are prohibited from acting as dealers, may otherwise prohibit or impact our planned activities.

In jurisdictions where we do not have a Tesla store, a customer may try to purchase our vehicles over the internet. However, some states, such as Kansas, have laws providing that a manufacturer cannot deliver a vehicle to a resident of such state except through a dealer licensed to do business in that state which may be interpreted to require us to open a store in the state of Kansas in order to sell vehicles to Kansas residents. Such laws may be interpreted to require us to open a store in such state before we sell vehicles to residents of such states. In some states where we have opened a viewing “gallery” that is not a full retail location, it is possible that a state regulator could take the position that activities at our gallery constitute an unlicensed motor vehicle dealership and thereby violates applicable manufacturer-dealer laws. For example, the state of Colorado required us to obtain dealer and manufacturer licenses in the state in order to operate our gallery in Colorado. Although we would prefer that a state regulator address any concerns of this nature by discussing such concerns with us and requesting voluntary compliance, a state could also take action against us, including levying fines or requiring that we refrain from certain activities at that location. In addition, some states have requirements that service facilities be available with respect to vehicles sold in the state, which may be interpreted to also require that service facilities be available with respect to vehicles sold over the internet to residents of the state thereby limiting our ability to sell vehicles in states where we do not maintain service facilities.

The foregoing examples of state laws governing the sale of motor vehicles are just some of the regulations we will face as we sell our vehicles. In many states, the application of state motor vehicle laws to our specific sales model is largely without precedent, particularly with respect to sales over the internet, and would be determined by a fact specific analysis of numerous factors, including whether we have a physical presence or employees in the applicable state, whether we advertise or conduct other activities in the applicable state, how the sale transaction is structured, the volume of sales into the state, and whether the state in question prohibits manufacturers from acting as dealers. As a result of the fact specific and untested nature of these issues, and the fact that applying these laws intended for the traditional automobile distribution model to our sales model allows for some interpretation and discretion by the regulators, state legal prohibitions may prevent us from selling to consumers in such state.

California laws, and potentially the laws of other states, restrict the ability of licensed dealers to advertise or take deposits for vehicles before they are available. In November 2007, we became aware that the New Motor Vehicle Board of the California Department of Transportation has considered whether our reservation and advertising policies comply with these laws. To date, we have not received any communications on this topic from the New Motor Vehicle Board or the Department of Motor Vehicles, or DMV, which has the power to enforce these laws. There can be no assurance that the DMV will not take the position that our vehicle reservation or advertising practices violate the law. We expect that if the DMV determines that we may have violated the law, it would initially discuss its concerns with us and request voluntary compliance. If we are ultimately found to be in violation of California law, we might be precluded from taking reservation payments, and the DMV could take other actions against us, including levying fines and requiring us to refund reservation payments. Resolution of any inquiry may also involve restructuring certain aspects of the reservation program. The DMV also has the power to suspend licenses to manufacture and sell vehicles in California, following a hearing on the merits, which it has typically exercised only in cases of significant or repeat violations and/or a refusal to comply with DMV directions.

Certain states may have specific laws which apply to dealers, or manufacturers selling directly to consumers, or both. For example, the state of Washington requires that reservation payments or other payment received from residents in the state of Washington must be placed in a segregated account until delivery of the vehicle, which account must be unencumbered by any liens from creditors of the dealer and may not be used by the dealer. Consequently, we established a segregated account for reservation payments in the state of Washington in January 2010. There can be no assurance that other state or foreign jurisdictions will not require similar segregation of reservation payment received from customers. Our inability to access these funds for working capital purposes could harm our liquidity.

Furthermore, while we have performed an analysis of the principal laws in the European Union relating to our distribution model and believe we comply with such laws, we have not performed a complete analysis in all foreign jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our vehicle reservation practices or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time.

In addition to licensing laws, specific laws and regulations in each of the states (and their interpretation by regulators) may limit or determine how we sell, market, advertise, and otherwise solicit sales, take orders, take reservations and reservation payments, deliver, and service vehicles for consumers and engage in other activities in that state. While we have performed an analysis of laws in certain jurisdictions in which we have Tesla stores, we have not performed a complete analysis in all jurisdictions in which we may sell vehicles. Accordingly, there may be laws in jurisdictions we have not yet entered that may restrict our vehicle reservation practices or other business practices.

Competition

Competition in the automotive industry is intense and evolving. We believe the impact of new regulatory requirements for occupant safety and vehicle emissions, technological advances in powertrain and consumer electronics components, and shifting customer needs and expectations are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are:

•	technological innovation;

•	product quality and safety;

•	service options;

•	product performance;

•	design and styling;

•	product price; and

•	manufacturing efficiency.

We believe that our vehicles compete in both the market based on their traditional segment classification as well as the market based on their propulsion technology. Within the electric-based vehicle segment, there are three primary means of powertrain electrification which will differentiate various competitors in this market:

•

Electric Vehicles are vehicles powered completely by a single on-board energy storage system (battery pack or fuel cell) which is refueled directly from an electricity source. Both the Tesla Roadster and the Model S are examples of electric vehicles.

•

Plug-in Hybrid Vehicles are vehicles powered by both a battery pack with an electric motor and an internal combustion engine which can be refueled both with traditional petroleum fuels for the engine and electricity for the battery pack. The internal combustion engine can either work in parallel with the electric motor to power the wheels, such as in a parallel plug-in hybrid vehicle, or be used only to recharge the battery, such as in a series plug-in hybrid vehicle like the Chevrolet Volt.

•

Hybrid Electric Vehicles are vehicles powered by both a battery pack with an electric motor and an internal combustion engine but which can only be refueled with traditional petroleum fuels as the battery pack is charged via regenerative braking, such as used in a hybrid electric vehicle like the Toyota Prius.

The worldwide automotive market, particularly for alternative fuel vehicles, is highly competitive today and we expect it will become even more so in the future. As of March 31, 2010, no mass produced performance highway-capable electric vehicles were being sold in the United States or Europe. However, we expect competitors to enter these markets within the next several years, with some entering as early as the end of 2010, and as they do so, we expect that we will experience significant competition. With respect to our Tesla Roadster, we currently face strong competition from established automobile manufacturers, including manufacturers of high-performance vehicles, such as Porsche and Ferrari. In addition, upon the launch of our Model S sedan, we will face competition from existing and future automobile manufacturers in the extremely competitive luxury sedan market, including Audi, BMW, Lexus and Mercedes.

Many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. For example, Nissan has announced that it is developing the Nissan Leaf, a fully electric vehicle, which it plans to bring to market in late 2010. BYD Auto has also announced plans to bring an electric vehicle into United States market in 2010 and Ford has announced that it plans to introduce an electric vehicle in 2011. In addition, several manufacturers, including General Motors, Toyota, Ford, and Honda are each selling hybrid vehicles, and certain of these manufacturers have announced plug-in versions of their hybrid vehicles. For example, General Motors has announced that it is developing the Chevrolet Volt, which is a plug-in hybrid vehicle that operates purely on electric power for a limited number of miles, at which time an internal combustion engine engages to recharge the battery. General Motors announced that it plans to begin selling the Chevrolet Volt in 2010.

Moreover, it has been reported that Daimler, Lexus, Audi, Renault, Mitsubishi, Volkswagen and Subaru are also developing electric vehicles. Several new start-ups have also announced plans to enter the market for performance electric vehicles, although none of these have yet come to market. Finally, electric vehicles have already been brought to market in China and other foreign countries and we expect a number of those manufacturers to enter the United States market as well.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively. We believe our exclusive focus on electric vehicles and electric vehicle components, as well as our history of vehicle development and production, are the basis on which we can compete in the global automotive market in spite of the challenges posed by our competition.

Intellectual Property

Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of April 30, 2010 we had 14 issued patents and 99 pending patent applications with the United States Patent and Trademark Office as well as numerous foreign patent application filings in a broad range of areas related to our powertrain. Our issued patents start expiring in 2026. We intend to continue to file additional patent applications with respect to our technology. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection.

Employees

As of April 30, 2010, we had 604 full-time employees consisting of 155 in manufacturing, 140 in powertrain research and development, 87 in sales and marketing, 95 in vehicle design and engineering, 43 in service and 84 in general and administration. Of all of our employees, 411 are located in our Northern California offices, 78 are located at our Los Angeles facility and 37 are located at our United Kingdom offices. None of our employees are currently represented by labor unions or are covered by a collective bargaining agreement with respect to their employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good. As of December 31, 2008 we had 266 employees which increased to 514 by December 31, 2009.

Facilities

We do not currently own any of our facilities. The following table sets forth the location, approximate size and primary use of our leased facilities:

Location(1)	Approximate Size (Building) in Square Feet	Primary Use	Lease Expiration Date

Palo Alto, California	350,000	Administration, engineering services and manufacturing services	January 2016

San Carlos, California	28,080	Administration, engineering services and manufacturing services	July 2010

Menlo Park, California	19,100	Vehicle sales and repair services, vehicle assembly	July 2012(2)

West Los Angeles, California	10,000	Vehicle sales and repair services	August 2016

Hawthorne, California	12,843	Administration and design services	— (3)

Hethel, United Kingdom	6,500	Administration, engineering services and manufacturing services	— (4)

(1)	We also lease a number of facilities for our retail locations around the world, most of which are 5,000 square feet or smaller, and we are leasing building space at Lotus’ facilities in the United Kingdom for administration, engineering and manufacturing services.
(2)	The landlord of our Menlo Park lease can terminate the lease at its option on six months’ notice.
(3)	Our Hawthorne, California facility is subject to a month-to-month arrangement.
(4)	We do not have a written lease for this arrangement and the arrangement is on a month-to-month basis.

We are currently transitioning our headquarters and powertrain production operations from northern California to a combined corporate headquarters and production facility in Palo Alto, California. We have a lease with Stanford University for 350,000 square feet which expires in January 2016 and we believe our facility relocation will be complete in the first half of 2010. This location will also serve as our production facility for the electric vehicle components we utilize in the Tesla Roadster and for our powertrain component and systems business.

In May 2010, we entered into an agreement to purchase an existing automobile production facility in Fremont, California for approximately $42 million from NUMMI, which is a joint venture between Toyota Motor Corporation and Motors Liquidation Company, the owner of selected assets of General Motors. We anticipate that this purchase will close within a few months following the completion of this offering. This purchase totals 207 acres, or approximately 55% of the land at the site, and includes multiple buildings totaling approximately 5.4 million square feet. While this facility has been previously used for automobile manufacturing, our purchase agreement does not include the equipment currently located in such facility. We intend to use this facility for the production of our planned Model S and future vehicles, as well as other related engineering and manufacturing services. We are currently in an early stage of planning the build out of this facility.

We anticipate that the build out of both our Palo Alto facility and our planned Model S manufacturing facility in Fremont, California will be partially financed by our DOE Loan Facility.

We currently intend to add new facilities or expand our existing facilities as we add employees and expand our production organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Legal Proceedings

From time to time, we are subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our results of operations, prospects, cash flows, financial position and brand.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of March 31, 2010:

Name	Age	Position
Elon Musk	38	Chief Executive Officer, Product Architect and Chairman

Deepak Ahuja	47	Chief Financial Officer

Jeffrey B. Straubel	34	Chief Technology Officer

John Walker	47	Vice President, North America Sales & Marketing

Gilbert Passin	49	Vice President, Manufacturing

H.E. Ahmed Saif Al Darmaki	37	Director

Brad W. Buss(1)(2)(3)	46	Director

Ira Ehrenpreis(2)(3)	41	Director

Antonio J. Gracias(1)(2)(3)	39	Director

Stephen T. Jurvetson(1)	43	Director

Herbert Kohler	57	Director

Kimbal Musk	37	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating and Governance Committee.

Elon Musk has served as our Chief Executive Officer since October 2008 and as Chairman of our board of directors since April 2004. Mr. Musk has also served as Chief Executive Officer, Chief Technology Officer and Chairman of Space Exploration Technologies Corporation, a company which is developing and launching advanced rockets for satellite and eventually human transportation, since May 2002, and as Chairman of SolarCity, a solar installation company, since July 2006. Prior to joining Space Exploration Corporation, Mr. Musk co-founded PayPal, an electronic payment system, which was acquired by eBay in October 2002, and Zip2 Corporation, a provider of Internet enterprise software and services, which was acquired by Compaq in March 1999. Mr. Musk holds a B.A. in physics at the University of Pennsylvania and a B.S. in business from the Wharton School of the University of Pennsylvania. We believe that Mr. Musk possesses specific attributes that qualify him to serve as a member of our Board of Directors, including the perspective and experience he brings as our Chief Executive Officer, one of our founders and our largest stockholder, which brings historic knowledge, operational expertise and continuity to our Board of Directors.

Deepak Ahuja has served our Chief Financial Officer since July 2008. Prior to joining us, Mr. Ahuja served in various positions at Ford Motor Company from August 1993 to July 2008, most recently as the Vehicle Line Controller of Small Cars Product Development from July 2006 to July 2008, and as Chief Financial Officer for Ford of Southern Africa from February 2003 to June 2006. Mr. Ahuja also served as the Chief Financial Officer for Auto Alliance International, a joint venture between Ford and Mazda, from September 2000 to February 2003. Mr. Ahuja holds an M.S.I.A. (which was subsequently redesignated as an M.B.A.) from Carnegie Mellon University, a M.S. in materials engineering from Northwestern University and a Bachelors degree in ceramic engineering from Banaras Hindu University in India.

Jeffrey B. Straubel has served as our Chief Technology Officer since May 2005 and previously served as our Principal Engineer, Drive Systems from March 2004 to May 2005. Prior to joining us, Mr. Straubel was the

Chief Technical Officer and co-founder of Volacom Inc., an aerospace firm which designed a specialized high-altitude electric aircraft platform, from 2002 to 2004. Mr. Straubel holds a B.S. in energy systems engineering from Stanford University and a M.S. in engineering, with an emphasis on power electronics, microprocessor control and energy conversion, from Stanford University.

John Walker has served as our Vice President, North America Sales & Marketing since August 2009. Prior to joining us, Mr. Walker served in various sales and marketing positions at Audi, a German luxury car maker, from August 1999 to August 2009 most recently as general manager sales operations for Audi of America and previously as director of sales for Audi Canada and general manager of sales for Audi Australia. Mr. Walker holds a B.S. in economics and industrial psychology from Rhodes University.

Gilbert Passin has served as our Vice President, Manufacturing since January 2010. Prior to joining us, Mr. Passin served in various positions at Toyota Motor Engineering & Manufacturing North America, an automobile manufacturer, from 2005 to January 2010 most recently as a General Manager of Production Engineering for West Coast and previously as a Vice President of Manufacturing, running both large scale production of the Corolla and Matrix models as well as production of the Lexus RX350 at the Toyota Motor Manufacturing Canada Cambridge plant. Mr. Passin also served as a Vice President and General Manager of Volvo Trucks North America at the New River Valley Plant, an automobile manufacturer, from 2002 to 2005 as well as Vice President and General Manager of Mack Trucks Inc. at the Winnsboro Assembly Facility from 2000 to 2002. Mr. Passin holds a National Engineering Degree from Ecole Centrale de Paris.

H.E. Ahmed Saif Al Darmaki has been a member of our Board of Directors since September 2009. Since September 1999, Mr. Al Darmaki has been Planning & Development Director of Abu Dhabi Water and Electricity Authority, which manages the generation, transmission and distribution of water and electricity in the Emirate of Abu Dhabi. Mr. Al Darmaki holds a B.S. in business administration and finance from United Arab Emirates University and an M.B.A. from the Zayed University. We believe that Mr. Al Darmaki possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience with both international public and private companies and his experience in the energy sector.

Brad W. Buss has been a member of our Board of Directors since November 2009. Since August 2005, Mr. Buss has been Executive Vice President of Finance and Administration and Chief Financial Officer of Cypress Semiconductor Corporation (NASDAQ: CY), a semiconductor design and manufacturing company. Prior to joining Cypress, Mr. Buss served as Vice President of Finance at Altera Corp., a semiconductor design and manufacturing company, from March 2000 to March 2001 and from October 2001 to August 2005. From March 2001 to October 2001, Mr. Buss served as the Chief Financial Officer of Zaffire, Inc., a developer and manufacturer of optical networking equipment. Mr. Buss holds a B.S. in economics from McMaster University and an honors business administration degree, majoring in finance and accounting, from the University of Windsor. We believe that Mr. Buss possesses specific attributes that qualify him to serve as a member of our Board of Directors and to serve as chair of our audit committee, including his executive experience and his financial and accounting expertise with both public and private companies.

Ira Ehrenpreis has been a member of our Board of Directors since May 2007. Mr. Ehrenpreis has been with Technology Partners, a private equity firm, since 1996. He is presently a managing member of the firm and leads the Technology Partners’ Cleantech practice. In the venture capital community, he serves on the Board of the National Venture Capital Association and the Western Association of Venture Capitalists and is the Co-Chairman of both the VCNetwork and the Young Venture Capital Association, two organizations comprising more than 1,000 venture capitalists. In the cleantech sector, he has served on several industry boards, including the American Council on Renewable Energy and the Cleantech Venture Network (Past Chairman of Advisory Board), and has been the Chairman of the Clean-Tech Investor Summit in 2005, 2006, 2007, 2008, 2009 and 2010. Mr. Ehrenpreis holds a B.A. from the University of California, Los Angeles and a J.D. and M.B.A. from Stanford University. We believe that Mr. Ehrenpreis possesses specific attributes that qualify him to serve as a member of our Board of Directors and serve as chair of our corporate governance committee and chair of our compensation committee, including his experience in the cleantech and venture capital industries.

Antonio J. Gracias has been a member of our Board of Directors since May 2007. Since 2003, Mr. Gracias has been Chief Executive Officer of Valor Management Corp., a venture capital firm. Mr. Gracias holds a joint B.S. and M.S. degree in international finance and economics from the Georgetown University School of Foreign Service and a J.D. from the University of Chicago Law School. We believe that Mr. Gracias possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his management experience with a nationally recognized private equity firm and his operations management and supply chain optimization expertise.

Stephen T. Jurvetson has been a member of our Board of Directors since June 2009. Since 1995, Mr. Jurvetson has been a Managing Director of Draper Fisher Jurvetson, a venture capital firm. Mr. Jurvetson is a director of NeoPhotonics Corporation, Synthetic Genomics Inc. and Space Exploration Technologies Corporation, among others. Mr. Jurvetson holds B.S. and M.S. degrees in electrical engineering from Stanford University and an M.B.A. from the Stanford Business School. We believe that Mr. Jurvetson possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience in the venture capital industry and his years of business and leadership experience.

Herbert Kohler has been a member of our Board of Directors since May 2009. Since 1976, Dr. Kohler has served in various positions at Daimler AG, or Daimler, an automobile manufacturer, most recently as Vice President of Group Research & Advanced Engineering e-drive & Future Mobility and Chief Environmental Officer since April 2009. In August 2006, Dr. Kohler was appointed head of Daimler’s Group Research & Advanced Engineering Vehicle and Powertrain. From October 2000 to August 2006, Dr. Kohler served as vice president for Daimler’s Body and Powertrain Research. Dr. Kohler holds a Diploma and Ph.D. in engineering from Stuttgart University. We believe that Dr. Kohler possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his management experience with a multinational automobile manufacturer, his experience in advanced vehicle technologies and his general strategic and operational experience in the automobile industry.

Kimbal Musk has been a member of our Board of Directors since April 2004. Since June 2006, Mr. Musk has been Chief Executive Officer of OneRiot, Inc., an internet software company based in Boulder, Colorado. Since January 2004, Mr. Musk has been the owner of The Kitchen, a USA Today Top Ten restaurant. In November 1995, Mr. Musk co-founded Zip2 Corporation, a provider of enterprise software and services, which was acquired by Compaq in March 1999. Mr. Musk holds a B.Comm. in business from Queen’s University and is a graduate of The French Culinary Institute in New York City. We believe that Mr. Musk possesses specific attributes that qualify him to serve as a member of our Board of Directors, including his experience with private technology companies and his business experience in retail and consumer markets.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. Elon Musk, our Chief Executive Officer, Product Architect and Chairman, and Kimbal Musk, one of our directors, are brothers. There are no other family relationships among any of our directors or executive officers.

Codes of Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other principal executive and senior financial officers.

Board of Directors

Our board of directors currently consists of eight members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and eleven directors are currently authorized.

As of the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be Elon Musk, Stephen T. Jurvetson and Herbert Kohler, and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be H.E. Ahmed Saif Al Darmaki, Antonio J. Gracias and Kimbal Musk, and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors will be Brad W. Buss and Ira Ehrenpreis, and their terms will expire at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Upon the completion of this offering, our common stock will be listed on The Nasdaq Global Market. Under the rules of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of The Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of The Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In December 2009, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Al Darmaki, Buss, Ehrenpreis, Gracias and Jurvetson, representing five of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of The Nasdaq Stock Market. Our board of directors also determined that Messrs. Buss, Gracias and Jurvetson, who comprise our audit committee, and Messrs. Buss, Ehrenpreis and Gracias who comprise our compensation committee and our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of The Nasdaq Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which will have the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Messrs. Buss, Gracias and Jurvetson each of whom is a non-employee member of our board of directors. Mr. Buss is the chairperson of our audit committee, is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and possesses financial sophistication as defined in under the rules of The Nasdaq Stock Market. Our audit committee is responsible for, among other things:

•	reviewing and approving the selection of our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Buss, Ehrenpreis and Gracias. Mr. Ehrenpreis is the chairperson of our compensation committee. The compensation committee is responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs;

•

reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements and change in control arrangements, and any other benefits, compensations or arrangements;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administrating our equity compensation plans.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Messrs. Buss, Ehrenpreis and Gracias. Mr. Ehrenpreis is the chairperson of our nominating and governance committee. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	reviewing the succession planning for our executive officers;

•	overseeing the evaluation of our board of directors and management; and

•	recommending members for each board committee to our board of directors.

Director Compensation

Our directors do not currently receive any cash compensation for their services as directors or as board committee members. In connection with their election to our board of directors, certain of our non-employee directors were granted options to purchase shares of our common stock as follows:

Name	Date of Grant	Number of Shares Underlying Option	Exercise Price ($)	Vesting Start Date(1)	Option Awards ($)(2)	Total ($)(3)
H.E. Ahmed Saif Al Darmaki	12/4/2009	33,333	6.63	8/31/2009	140,260	140,260

Brad W. Buss	12/4/2009	33,333	6.63	11/8/2009	140,260	140,260

Ira Ehrenpreis(4)	6/6/2007	33,333	1.80	5/9/2007	26,192	26,192

Antonio J. Gracias(5)	6/6/2007	33,333	1.80	5/9/2007	26,192	26,192

Stephen T. Jurvetson	12/4/2009	33,333	6.63	6/25/2009	140,260	140,260

Herbert Kohler(6)	12/4/2009	33,333	6.63	5/11/2009	140,260	140,260

(1)

These options vest as to   1/4th of the shares subject to the option on the one-year anniversary of the vesting commencement date, and   1/48th of the shares subject to the option per month for the subsequent three years, subject to the directors’ continued service through each vesting date.

(2)	The amounts in this column represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718. These amounts do not correspond to the actual value that will be recognized by the directors. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements.
(3)	Our directors did not receive any compensation in fiscal 2009 other than these options.
(4)	Option subsequently transferred to TP Management VIII, LLC.
(5)	Option subsequently transferred to Valor Equity Management, LLC.
(6)	Option subsequently transferred to Daimler North America Corporation.

On March 3, 2010, Messrs. Ehrenpreis, Gracias and Kimbal Musk were each granted an option to purchase 16,666 shares of common stock at an exercise price per share of $9.96. These options vest as to 100% of the shares subject to the option vesting on the first anniversary of the date of grant, subject to the director’s continued service through such vesting date. Messrs. Ehrenpreis and Gracias subsequently transferred these options to TP Management VIII, LLC and Valor Equity Management LLC, respectively.

As discussed below, the compensation committee has retained Compensia, Inc., or Compensia, a compensation advisory firm, to provide recommendation on director compensation following this offering based on an analysis of market data compiled from certain public technology companies, including the following:

•   3Com Corporation

•   3PAR Inc.

•   A123 Systems, Inc.

•   Ancestry.com Inc.

•   ArcSight, Inc.

•   Atheros Communications, Inc.

•   Atmel Corporation

•   AVX Corporation

•   Brocade Communications Systems, Inc.

•   Cadence Design Systems, Inc.

•   Cavium Networks, Inc.

•   Compellent Technologies, Inc.

•   Constant Contact, Inc.

•   Cypress Semiconductor Corporation

•   Data Domain, Inc.

•   Fortinet, Inc.

•   IAC/InterActiveCorp

•   Informatica Corporation

•   Intellon Corporation

•   Intersil Corporation

•   JDS Uniphase Corporation

•   Limelight Networks, Inc.

•   LogMeIn, Inc.

•   MICROS Systems, Inc.

•   Monster Worldwide, Inc.

•   Netezza Corporation

•   NetSuite Inc.

•   Novellus Systems, Inc.

•   Omniture, Inc.

•   Opentable, Inc.

•   Palm, Inc.

•   PMC-Sierra, Inc.

•   Polycom, Inc.

•   Rambus Inc.

•   Riverbed Technology, Inc.

•   Rosetta Stone Inc.

•   Silicon Laboratories Inc.

•   Sirius XM Radio Inc.

•   Skyworks Solutions, Inc.

•   Solarwinds, Inc.

•   Sourcefire, Inc.

•   SuccessFactors, Inc.

•   SunPower Corporation

•   Synopsys, Inc.

•   TechTarget, Inc.

•   Tellabs, Inc.

•   Teradyne, Inc.

Based on the recommendation of Compensia, our compensation committee has adopted an outside director compensation policy that will become applicable to all of our non-employee directors effective upon the completion of this offering. This policy provides that each such non-employee director will receive the following compensation for board services:

•	an annual cash retainer for general service of $20,000;

•	no cash awards for attendance of general board meetings;

•

an annual cash retainer for serving on the audit committee of $7,500 per member, for serving on the compensation committee of $5,000 per member, and for serving on the nominating and corporate governance committee of $5,000 per member;

•

an additional annual cash retainer for serving as the chairman of the audit committee of $15,000, for serving as the chairman of the compensation committee of $10,000 and for serving as the chairman of the nominating and governance committee of $7,500;

•

upon first joining the board, an automatic initial grant of a stock option to purchase 33,333 shares of our common stock vesting   1/4th on the one year anniversary of the vesting commencement date and   1/48th per month thereafter for the next three years, subject to continued service through each vesting date; and

•

each year shortly following the annual meeting an automatic annual grant of a stock option to purchase 16,666 shares of our common stock vesting on the earlier of (i) the one year anniversary of the vesting commencement date or (ii) the day prior to the next annual meeting, subject to continued service through the vesting date.

If, following a change of control, a director is terminated, all options granted to the director pursuant to the compensation policy shall fully vest and become immediately exercisable.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2009 and 2010 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations, and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

Compensation Philosophy—Introduction

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. To achieve these goals, we designed, and intend to modify as necessary, our compensation and benefits program and philosophy, to attract, retain and incentivize talented, deeply qualified, and committed executive officers that share our philosophy and desire to work toward these goals. We believe compensation incentives for such executive officers should promote the success of our company and motivate them to pursue corporate objectives, and above all should be structured so as to reward clear, easily measured performance goals that closely align the executive officers’ incentives with the long-term interests of stockholders. To fulfill these goals, we are currently undertaking a comprehensive review and evaluation of all of our compensation programs, which we expect will continue throughout 2010.

In recent years, we have successfully navigated a wide variety of difficult operational and financial challenges and undergone several periods of rapid change that have directly affected the compensation structure of our executive team. The compensation offered to our senior executive officers has varied significantly as a result of these historical circumstances. Therefore, we will, as part of our evaluation of our compensation programs, seek to harmonize the compensation structures of senior executive officers and other employees to conform to our overall compensation philosophy.

Our current compensation programs reflect our startup origins in that they consist primarily of salary and stock options for senior executive officers. Consistent with our historical compensation philosophy, we do not currently provide our senior executive officers or other employees with any form of a cash bonus program, or, except as noted below, any severance provisions providing for continued salary or other benefits upon termination of an executive officer’s employment with us or other equity-based compensation, other than option grants. In certain limited cases, we have granted an executive up to 12 months vesting acceleration of certain stock options in the event of a termination of employment following a change of control. As a special dispensation to offset the risk to him associated with his relocation to California from Michigan and our strong desire to retain his talent and expertise, we also provided Deepak Ahuja, our Chief Financial Officer, the right to receive severance if he was terminated within the first 12 months of his employment. To date, we have not formally benchmarked our compensation program against any group of peer companies.

Beginning in the fourth quarter of 2009, we, primarily under the leadership of the Compensation Committee of our board of directors, began a comprehensive review of Chief Executive Officer, or CEO, compensation, director compensation, and executive compensation. The Compensation Committee retained Compensia, Inc., or Compensia, a compensation advisory firm, to provide data and consultation to the Compensation Committee in developing a systematic set of recommendations for CEO, director, and executive compensation. The Compensation Committee, currently consisting of Messrs. Buss (who joined the Committee in November 2009), Ehrenpreis, and Gracias, initially reviewed and made recommendations to the full Board on CEO and director compensation as described below, and in collaboration with the CEO has begun a comprehensive review of executive compensation, to be continued and completed in 2010. We anticipate increasing the flexibility and elements of our compensation structure, while striving to maintain transparency, simplicity, and a clear pay for performance orientation.

Additionally, as our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require, and at a minimum, we will review executive compensation annually. We anticipate making new equity awards and adjustments to the components of our executive compensation program in connection with our yearly compensation review, which will be based, in part, upon the market analysis performed by Compensia that may include benchmarking against a peer group of companies to be determined in the future and the recommendations to the Compensation Committee by our Chief Executive Officer.

Role of the Compensation Committee in Setting Executive Compensation

The Compensation Committee has overall responsibility for recommending to our Board of Directors the compensation of our Chief Executive Officer and determining the compensation of our other executive officers. Members of the Compensation Committee are appointed by the Board of Directors. Currently, the Compensation Committee consists of three members of the Board, Messrs. Buss, Ehrenpreis, and Gracias, none of whom are executive officers of the Company, and Messrs. Buss, Ehrenpreis and Gracias each qualify as (i) an “independent director” under the rules of The Nasdaq Stock Market, and (ii) an “outside director” under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). See the section entitled “Management—Committees of the Board of Directors—Compensation Committee.”

Role of Compensation Consultant

The Compensation Committee has the authority to engage the services of outside consultants to assist it making decisions regarding the establishment of the Company’s compensation programs and philosophy. The Compensation Committee retained Compensia as its compensation consultant in 2009 to advise the Compensation Committee in matters related to CEO compensation and director compensation. The Compensation Committee has begun, but not yet completed, its analysis of executive officer compensation for 2010, which may include recommendation from Compensia or another outside consultant. As of this filing, Compensia has assisted the Compensation Committee in determining appropriate equity grants to our CEO and non-employee director compensation.

Role of Executive Officers in Compensation Decisions

For executive officers other than our Chief Executive Officer, the Compensation Committee has historically sought and considered input from our Chief Executive Officer regarding such executive officers’ responsibilities, performance and compensation. Specifically, our Chief Executive Officer recommends base salary increases and equity award levels that are used throughout our compensation plans, and advises the Compensation Committee regarding the compensation program’s ability to attract, retain and motivate executive talent. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with an executive officer’s individual qualifications, experience, responsibility level, functional role, knowledge, skills, and individual performance, as well as our company’s performance. Our Compensation Committee considers our Chief Executive Officer’s recommendations, but may adjust up or down as it determines in its discretion, and approves the specific compensation for all the executive officers. Our Compensation Committee also relies on the experience of our directors affiliated with venture capital firms, which have representatives on the boards of numerous private companies, in determining and approving the specific compensation amounts. All such compensation determinations are largely discretionary.

Our Compensation Committee meets in executive session, and our Chief Executive Officer does not attend Compensation Committee discussions where recommendations are made regarding his compensation. He also abstains from voting in sessions of the Board of Directors where the Board of Directors acts on the Compensation Committee’s recommendations regarding his compensation.

Chief Executive Officer Compensation

In developing compensation recommendations for the Chief Executive Officer, the Compensation Committee has sought both to appropriately reward the Chief Executive Officer’s previous and current contributions and to create incentives for the Chief Executive Officer to continue to contribute significantly to successful results in the future. Our Chief Executive Officer, Elon Musk, has been working for an annual base salary of $33,280, during his tenure as our Chief Executive Officer in order to help us preserve our cash balances. Prior to December 2009, Mr. Musk also did not receive any equity compensation for his services. In addition to serving as the Chief Executive Officer since October 2008, Mr. Musk has contributed significantly and actively to us since our earliest days in April 2004 by recruiting executives and engineers, contributing to the Tesla Roadster’s engineering and design, raising capital for us and bringing investors to us, and raising public awareness of the Company. Further, Mr. Musk has served, and continues to serve, as our Chief Product Architect.

As part of its review, the Compensation Committee requested summary data from Compensia concerning ranges of compensatory equity ownership levels as a percentage of the company by Chief Executive Officers who have played a significant role in the founding and early stage growth of technology companies. This review included an assessment of founder ownership data in late-stage, pre-IPO companies of similar size and capital to us and founder ownership data of a broad sampling of technology companies at the time of the IPO. The data presented to the Compensation Committee by Compensia analyzed the total beneficial ownership of founder CEOs immediately prior to the IPO. It was noted that the vast majority of these CEOs acquired their equity through compensatory equity grants as opposed to preferred stock acquired via investment.

Based on its judgment, a review of competitive market ownership data, and its view that compensation should be tied to clear, measurable performance goals that would best align Mr. Musk with stockholder interests, the Compensation Committee recommended, and in December 2009, the Board adopted a compensation approach for Mr. Musk which provides compensation primarily through stock options designed to promote long-term stockholder interests.

Among the accomplishments achieved during Mr. Musk’s involvement with us that the Compensation Committee felt deserved recognition, the Compensation Committee considered our successful launch of the Tesla Roadster in 2008, the extension of sales to Europe in 2009, our early success in building a well-recognized worldwide brand, and our success in fundraising during the 2008-2009 time period, when despite difficult external conditions, we raised equity financing and entered into the DOE Loan Facility, together totaling more than $500 million.

In recognition of these achievements and to create incentives for future success, the Compensation Committee recommended, and the Board of Directors approved a grant to Mr. Musk of 3,355,986 options to purchase shares of our common stock at an exercise price of $6.63 per share representing 4% of our fully-diluted share base prior to such grant as of December 4, 2009, with  1/4 th of the shares subject to the option vesting immediately, and   1/48th of the shares subject to the option scheduled to vest each month thereafter over the next three years, assuming Mr. Musk’s continued service to us through each vesting date.

In addition, to create incentives for the attainment of clear performance objectives around a key element of our current business plan—the successful launch and commercialization of the Model S—the Compensation Committee recommended and the Board of Directors approved on December 4, 2009, an additional grant to Mr. Musk of 3,355,986 options to purchase shares of our common stock at an exercise price of $6.63 per share totaling an additional 4% of our fully-diluted shares prior to such grant as of December 4, 2009, with a vesting schedule based entirely on the attainment of performance objectives as follows, assuming Mr. Musk’s continued service to us through each vesting date:

•	1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Engineering Prototype;

•	1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Validation Prototype;

•	1/4th of the shares subject to the option are scheduled to vest upon the completion of the first Model S Production Vehicle; and

•	1/4th of the shares subject to the option are scheduled to vest upon the completion of 10,000th Model S Production Vehicle.

The milestones for this option award were designed to reward Mr. Musk for company-based performance goals that align Mr. Musk’s compensation with the long-term interests of stockholders and the United States Department of Energy. The milestones were set at levels that are attainable and critical to our success. If Mr. Musk does not meet one or more of the above milestones prior to the fourth anniversary of the date of the grant he will forfeit his right to the unvested portion of the option.

Executive Officer Compensation

Historically, our Chief Executive Officer has made recommendations to our Board of Directors and Compensation Committee regarding compensation for other executive officers and our Board and Compensation Committee have generally adopted the Chief Executive Officer’s recommendations.

As indicated above, our Compensation Committee has begun to develop an overall set of compensation recommendations for our executive officers. However, the process is ongoing and is expected to be completed during calendar year 2010. Goals of the review include:

•	Establishing a compensation program structure to attract and retain the most highly qualified executive officers.

•	Developing compensation guiding principles, including a comparative peer group and targeted market positioning for different compensation elements.

•	Harmonizing salary, equity awards, and other compensation benefits for executive officers hired under significantly different circumstances.

•	Continuing to align executive officer compensation, both in individual cases and as a team, to the long-term interests of stockholders.

•	Developing a flexibility that permits the accommodation of appropriate individual circumstances.

•	Emphasizing clear, easily-measured performance goals to help align executive officer compensation with the long-term interests of stockholders.

In the third quarter of 2009, we completed performance reviews for our employees and executive officers, and in some cases as a result of these reviews, executive officers received additional stock option grants. Additionally, in the fourth quarter of 2009, based on recommendations from our CEO to the Compensation Committee, the Compensation Committee reviewed certain officers’ overall contribution and recommended additional equity option grants as a first step in modifying executive officer compensation—especially those with longer tenures with us—consistent with the goals above. Specifically, the stock option grant to Mr. Straubel in December 2009 was awarded partially to reflect his recent performance, including the completion of key technical milestones related to the battery and charging system for the Smart fortwo electric drive for Daimler and the Tesla Roadster powertrain, and partially factoring in the length of his tenure with us and the substantial number of shares subject to his outstanding options that had previously vested. The stock option grant to Mr. Ahuja in December 2009 was awarded as result of his recent performance, including achievement of project milestones related to the execution of the DOE loan commitment letter and the successful closure of additional rounds of equity financing. The stock option grants to Messrs. Walker and Sobel in October 2009 were made in connection with the commencement of their employment with us, in accordance with the terms of their offer letters, and took into account their new executive positions with us, including the size of their base salaries and other compensation.

The following table sets forth the stock option grants we made to our named executive officers in the third and fourth quarters of 2009:

Name	Date of Grant	Number of Shares Underlying Option	Exercise Price ($)	Vesting Start Date	Vesting Schedule(1)
Elon Musk	12/4/2009	3,355,986	6.63	12/4/2009	1/4th vested immediately upon grant, 1/48th per month over the subsequent three years
	12/4/2009	3,355,986	6.63	—	Vesting upon the achievement of milestones as described above

Deepak Ahuja	12/4/2009	54,166	6.63	8/16/2009	1/48th per month

Jeffrey B. Straubel	12/4/2009	117,083	6.63	8/16/2009	1/48th per month

John Walker	10/21/2009	83,333	6.15	8/17/2009	1/4th vested immediately on vesting start date, 1/48 th per month over the subsequent three years

Jon Sobel(2)	10/21/2009	133,333	6.15	9/28/2009	1/4th one year after the vesting start date, 1/48th per month over the subsequent three years

(1)	In each case, vesting remains subject to continued service through each vesting date.
(2)	Mr. Sobel resigned as our General Counsel in December 2009.

The review of executive compensation is ongoing, and the Compensation Committee, Chief Executive Officer, and Board of Directors anticipate additional modifications in 2010 as a result of aligning executive compensation with the goals described above. See “Executive Compensation—Chief Executive Officer Compensation” above for additional information regarding the grants made to our CEO.

Elements of Compensation

Our current executive compensation program, which was set by our Compensation Committee, consists of the following components:

•	base salary;

•	equity-based incentives;

•	severance and change of control benefits; and

•	other benefits.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward achievement of financial, operational and strategic objectives and align the interests of our named executive officers and other senior personnel with those of our stockholders.

Base Salary

We provide base salary to our named executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. The following table sets forth information regarding the base salary for fiscal year 2009 and 2010 for our named executive officers:

Named Executive Officer	Fiscal 2009 Base Salary ($)		Fiscal 2010 Base Salary ($)
Elon Musk	33,280	(1)	33,280	(1)
Deepak Ahuja	275,000	(2)	300,000
Jeffrey B. Straubel	185,000	(3)	205,000
John Walker	250,000		250,000
Michael Donoughe(4)	325,000		—
Jon Sobel(5)	300,000		—

(1)	Mr. Musk’s salary is based on the minimum wage requirements for executive officers in the State of California and he is subject to income taxes based on such base salary. Mr. Musk, however, currently only accepts $1 per year for his services. Under California law, Mr. Musk is entitled to the portion of the base salary that he does not receive each year.
(2)	Mr. Ahuja’s base salary was increased from $275,000 to $300,000 effective August 1, 2009.
(3)	Mr. Straubel’s base salary was increased from $185,000 to $205,000 effective August 1, 2009.
(4)	Mr. Donoughe resigned as our Executive Vice President, Vehicle Engineering and Manufacturing in September 2009, although he remained employed on a leave of absence basis through December 31, 2009.
(5)	Mr. Sobel resigned as our General Counsel in December 2009.

Prior to this offering, our Chief Executive Officer has been responsible for setting other executives’ base salaries and our Board of Directors has been responsible for setting the CEO’s base salary. The base salaries of all executive officers are reviewed annually and adjusted when necessary to reflect individual roles and performance and the competitive market. The completion of key projects or technical milestones is also a factor in salary determinations. Because we typically do not provide bonuses to our executive officers, we also view salary as a key motivation and reward for our executives’ overall performance. During 2009, we increased the base salaries of Messrs. Straubel and Ahuja to reward them for the completion of key projects or technical milestones—in the case of Mr. Straubel, achievement of technical milestones such as the completion of a battery and charging system for the Smart fortwo electric drive for Daimler and the completion of modified powertrains for new models of the Tesla Roadster and, in the case of Mr. Ahuja, achievement of project milestones such as the execution of the DOE loan commitment letter and the successful closure of additional rounds of equity financing, among other things.

Equity-based incentives

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers. Our equity-based incentives have historically been granted in the form of options to purchase shares of our common stock, including the grant of options at the commencement of employment for the majority of our current named executive officers. We believe that equity grants align the interests of our named executive officers with our stockholders, provide our named executive officers with incentives linked to long-term performance and create an ownership culture. In addition, the vesting feature of our equity grants contributes to executive retention because this feature provides an incentive to our named executive officers to remain in our employ during the vesting period. To date, we have not had an established set of criteria for granting equity awards; instead the Compensation Committee exercised its judgment and discretion, in consultation with our CEO, and considered, among other things, the role and responsibility of the named executive officer, competitive factors, the amount of stock-based equity compensation already held by the named executive officer, and the cash-based compensation received by the named executive officer to determine its recommendations for equity awards, which it then provided to our Board of Directors for approval.

We do not have, nor do we plan to establish, any program, plan, or practice to time stock option grants in coordination with releasing material non-public information.

Severance and Change of Control Benefits

We entered into offer letters and other agreements that require specific payments and benefits to be provided to our named executive officers in the event of termination of employment in connection with a change of control. See “Executive Compensation—Compensation Discussion and Analysis—Potential Payments Upon Change of Control.”

Bonus

We currently do not provide any cash-based bonus awards to our named executive officers.

Perks

We generally do not provide any additional perquisites to our named executive officers except in certain limited circumstances. For example, we entered into a relocation agreement with Deepak Ahuja, our Chief Financial Officer, to reimburse him for certain relocation expenses. See “Executive Compensation—Offer Letters and Change of Control Agreements.” Additionally, we agreed to reimburse John Walker, our Vice President, North America Sales & Marketing, for temporary living expenses for a six-month period from August 17, 2009 through February 17, 2010, up to a maximum with $4,000 per month for temporary housing and incidental expenses, including a full gross up for any tax liability incurred with respect to the reimbursements.

Benefits

We provide the following benefits to our named executive officers on the same basis provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance and accidental death and dismemberment insurance;

•	a 401(k) plan;

•	employee assistance plan;

•	short-and long-term disability;

•	medical and dependent care flexible spending account; and

•	a health savings account.

Tax Considerations

We have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Code. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of us that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Section 409A also imposes additional significant taxes on the individual in the event that an executive officer, director or service provider receives “deferred compensation” that does not meet the requirements of Section 409A.

Because of the limitations of Internal Revenue Code Section 162(m), we generally receive a federal income tax deduction for compensation paid to our chief executive officer and to certain other highly compensated officers only if the compensation is less than $1,000,000 per person during any fiscal year or is “performance- based” under Code Section 162(m). In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past we have granted options that we believe met those requirements. Additionally, under a special Code Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Code Section 162(m), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. While the Compensation Committee cannot predict how the deductibility limit may impact our compensation program in future years, the Compensation Committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the Compensation Committee intends to consider tax deductibility under Code Section 162(m) as a factor in compensation decisions.

Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer, principal financial officer, and each of the next three most highly compensated executive officers during our year ended December 31, 2009. We refer to these executive officers as our “named executive officers.”

Name and Principal Position	Year	Salary ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Elon Musk Chief Executive Officer	2009	33,280		23,893,283	206,245	(2)	24,132,808

Deepak Ahuja Chief Financial Officer	2009	287,200		225,178	156,344	(3)	668,722

Jeffrey B. Straubel Chief Technology Officer	2009	192,922		540,832	—		733,754

John Walker Vice President, North America Sales & Marketing	2009	106,650	(4)	272,725	14,900	(5)	394,275

Michael Donoughe(6) Former Executive Vice President, Vehicle Engineering and Manufacturing	2009	325,000		70,332	—		395,332

Jon Sobel(7) Former General Counsel	2009	88,558		436,360	—		524,918

(1)	The amounts in this column represent the aggregate grant date fair value of the option awards computed in accordance with FASB Topic ASC 718. See Note 10 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)	Includes reimbursement for filing fees in the amount of $125,000 paid by Mr. Musk on behalf of the Elon Musk Revocable Trust dated July 22, 2003, or the Trust, in connection with a filing made under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, as a result of the acquisition of additional shares of our voting securities by the Trust as part of our Series E convertible preferred stock financing plus an additional tax gross-up amount of $81,245.

(3)	Includes reimbursement for relocation expenses in the amount of $70,789 and reimbursement for temporary housing expenses in the amount of $85,554.
(4)	Mr. Walker joined us as our Vice President, North America Sales & Marketing in August 2009 and received a prorated base salary based on an annual salary of $250,000. Amount includes sales commissions paid to Mr. Walker in the amount of $12,900.
(5)	Includes reimbursement for temporary housing and incidental expenses in the amount of $14,900.
(6)	Mr. Donoughe resigned as our Executive Vice President, Vehicle Engineering and Manufacturing in September 2009, although he remained employed on a leave of absence basis through December 31, 2009.
(7)	Mr. Sobel joined us as our General Counsel in August 2009 and resigned in December 2009 and received a prorated base salary based on an annual based salary of $300,000.

Grants of Plan-Based Awards in Fiscal 2009

The following table provides information regarding grants of plan-based awards to each of our named executive officers during the year ended December 31, 2009.

Grants of Plan-Based Awards

For Year Ended December 31, 2009

Name	Grant Date(1)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
Elon Musk	12/4/2009	6,711,972	6.63	23,893,283
Deepak Ahuja	12/4/2009	54,166	6.63	190,012
	4/13/2009	29,166	2.70	35,166
Jeffrey B. Straubel	12/4/2009	117,083	6.63	410,717
	4/13/2009	107,916	2.70	130,115
John Walker	10/21/2009	83,333	6.15	272,725
Michael Donoughe(3)	4/13/2009	58,333	2.70	70,332
Jon Sobel(4)	10/21/2009	133,333	6.15	436,360

(1)	The vesting schedule applicable to each award is set forth below in the section entitled “Outstanding Equity Awards at Fiscal Year-End 2009”.
(2)	Reflects the grant date fair value of each award computed in accordance with FASB ASC Topic 718. These amounts do not correspond to the actual value that will be recognized by the named executive officers. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in the notes to our consolidated financial statements.
(3)	Mr. Donoughe resigned as our Executive Vice President, Vehicle Engineering and Manufacturing in September 2009, although he remained employed on a leave of absence basis through December 31, 2009.
(4)	Mr. Sobel resigned as our General Counsel in December 2009.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at December 31, 2009.

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price Per Share ($)	Option Expiration Date
Elon Musk	12/4/2009	(1)	838,996	2,516,990	6.63	12/3/2016
	12/4/2009	(2)	—	3,355,986	6.63	12/3/2016
Deepak Ahuja	12/4/2009	(3)	4,513	49,653	6.63	12/3/2016
	4/13/2009	(4)	4,861	24,305	2.70	4/12/2016
	9/3/2008	(5)	29,513	53,820	2.70	9/2/2015
Jeffrey B. Straubel	12/4/2009	(6)	9,756	107,327	6.63	12/3/2016
	4/13/2009	(7)	17,986	89,930	2.70	4/12/2016
	6/4/2008	(8)	13,194	20,139	2.70	6/3/2015
	11/9/2007	(9)	44,791	5,209	2.10	11/8/2014
	5/31/2006	(10)	149,305	17,361	0.36	5/30/2013
	5/27/2005		8,333	—	0.222	5/26/2012
	5/27/2004		50,000	—	0.15	5/26/2011
John Walker	10/21/2009	(11)	—	83,333	6.15	10/20/2016
Michael Donoughe	4/13/2009	(12)	2,430	55,903	2.70	4/12/2016
	7/8/2008	(13)	47,454	—	2.70	7/7/2015
Jon Sobel	10/21/2009	(14)	—	133,333	6.15	10/20/2016

(1)

  1/4th of the total number of shares subject to the option became vested and exercisable on the grant date and the remaining shares subject to the option vest at a rate of   1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Musk’s continued service to us on each such vesting date.

(2)

  1/4th of the total number of shares subject to the option will vest upon completion of the Model S engineering prototype as determined by our board of directors,   1/4th of the total number of shares subject to the option will vest upon completion of the Model S validation prototype as determined by our board of directors,   1/4th of the total number of shares subject to the option subject to the option will vest upon the first production of the Model S vehicle as determined by our board of directors and   1/4th of the total number of shares subject to the option will vest upon completion of production of the 10,000th Model S vehicle as determined by our board of directors, in each case subject to Mr. Musk’s continued to service to us on each such vesting date and the completion of the objective within the four-year period following the vesting commencement date.

(3)	1/48th of the total number of shares subject to the option shall vest monthly starting August 16, 2009, subject to Mr. Ahuja’s continued service to us on each such vesting date.
(4)	1/48th of the total number of shares subject to the option shall vest monthly starting April 13, 2009, subject to Mr. Ahuja’s continued service to us on each such vesting date.
(5)

  1/4th of the total number of shares subject to the option become vested and exercisable on July 31, 2009 and the remaining shares subject to the option vest at a rate of   1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Ahuja’s continued service to us on each such vesting date.

(6)	1/48th of the total number of shares subject to the option shall vest monthly starting August 16, 2009, subject to Mr. Straubel’s continued service to us on each such vesting date.
(7)	1/48th of the total number of shares subject to the option shall vest monthly starting April 13, 2009, subject to Mr. Straubel’s continued service to us on each such vesting date.
(8)	1/48th of the total number of share subject to the option shall vest monthly starting May 7, 2008, subject to Mr. Straubel’s continued service to us on each such vesting date.

(9)	1/48th of the total number of share subject to the option shall vest monthly starting May 31, 2006, subject to Mr. Straubel’s continued service to us on each such vesting date.
(10)

  1/4th of the total number of shares subject to the option became vested and exercisable on May 31, 2007 and the remaining shares subject to the option vest at a rate of   1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Straubel’s continued service to us on each such vesting date.

(11)

  1/4th of the total number of shares subject to the option will become vested and exercisable on August 17, 2010 and the remaining shares subject to the option vest at a rate of   1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Walker’s continued service to us on each such vesting date.

(12)

  1/48th of the total number of shares subject to the option shall vest monthly starting April 13, 2009, subject to Mr. Donoughe’s continued service to us on each such vesting date. Mr. Donoughe’s employment with us terminated on December 31, 2009.

(13)

  1/4th of the total number of shares subject to the option became vested and exercisable on July 8, 2009 and the remaining shares subject to the option vest at a rate of   1/48th of the total number of shares subject to the option each month thereafter, subject to Mr. Donoughe’s continued service to us on each such vesting date. Mr. Donoughe’s employment with us terminated on December 31, 2009.

(14)	Mr. Sobel resigned as our General Counsel in December 2009. None of the shares subject to the option were vested as of his termination date.

Option Exercises and Stock Vested in Fiscal 2009

The following table sets forth information regarding options exercised by our named executive officers during fiscal year ended December 31, 2009.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Elon Musk	—	—
Deepak Ahuja	—	—
Jeffrey B. Straubel	—	—
John Walker	—	—
Michael Donoughe	18,865	65,085	(1)
John Walker	—	—

(1)	The aggregate dollar amount realized upon the exercise of the option represents the amount by which (x) the aggregate market price of the shares of our common stock for which Mr. Donoughe exercised the option on October 27, 2009, the date of exercise, as calculated using a per share fair market value of $6.15, which is based on the most recent independent appraisal completed prior to the date of exercise exceeds (y) the aggregate exercise price of the option, as calculated using a per share exercise price of $2.70.

Pension Benefits & Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and none of our named executive officers participated in a nonqualified deferred compensation plan during the fiscal year ended December 31, 2009.

Offer Letters and Change of Control Arrangements

Elon Musk

We entered into an offer letter agreement with Elon Musk, our Chief Executive Officer, on October 13, 2009. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Musk’s current annual base salary is $33,280.

Deepak Ahuja

We entered into an offer letter agreement with Deepak Ahuja, our Chief Financial Officer, on June 13, 2008. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Ahuja’s current annual base salary is $300,000. In addition, Mr. Ahuja was granted options to purchase 83,333 shares of our common stock at an exercise price per share of $2.70, which was equal to the fair market value of our common stock on the date the options were granted as determined by our board of directors. The offer letter agreement provides for 12 months of additional vesting of these options in the event Mr. Ahuja is terminated without cause within one year following a change in control of us. The offer letter agreement also provides that if we terminated Mr. Ahuja without cause within 12 months of his employment start date we would continue to pay Mr. Ahuja his salary until the earlier of his commencing suitable employment with another firm or six months from the date of his termination.

On October 31, 2008, we entered into a relocation agreement with Mr. Ahuja, which superseded the offer letter agreement with respect to all relocation benefits provided under the offer letter agreement. The relocation agreement provided for the reimbursement of up to $5,000 per month for rent payments for a residence for Mr. Ahuja and his family for one year. This reimbursement benefit was extended by amendment through December 31, 2009. The relocation agreement provided for the reimbursement of any sales commissions and closing costs for the sale of Mr. Ahuja’s residence in Michigan, not in excess of $70,000, provided that if Mr. Ahuja voluntarily terminated his employment with us at any time within 18 months of his employment start date then Mr. Ahuja would repay all such reimbursements related to the sale of his residence. The relocation agreement further provided for the reimbursement of reasonable costs of transporting Mr. Ahuja’s goods and personal effects and up to two cars, subject to the specific terms of the relocation agreement.

Jeffrey B. Straubel

We entered into an offer letter agreement with Jeffrey B. Straubel, our Chief Technology Officer, on May 6, 2004. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Straubel’s current annual base salary is $205,000. In addition, Mr. Straubel was granted options to purchase 50,000 shares of our common stock at an exercise price per share of $0.15, which was equal to the fair market value on the date the options were granted as determined by our board of directors.

John Walker

We entered into an offer letter agreement with John Walker, our Vice President, United States Sales and Marketing, on August 17, 2009. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Walker’s current annual base salary is $250,000 and he receives a bonus of $100 for each Tesla Roadster sold in North America. Mr. Walker is also eligible for other bonuses, as we may from time to time determine to award in our discretion. In addition, Mr. Walker was granted an option to purchase 83,333 shares of our common stock at an exercise price per share of $6.15, which was equal to the fair market value of our common stock on the date the option was granted. Further, the offer letter agreement, as modified by a separate Relocation Agreement, provides for the reimbursement of temporary living and incidental expenses until Mr. Walker relocates his family to California of up to $4,000 per month for a maximum of six months. In addition, Mr. Walker will receive a full gross up for any additional taxes Mr. Walker incurs with respect to such reimbursement.

Gilbert Passin

We entered into an offer letter agreement with Gilbert Passin, our Vice President, Manufacturing, in January 2010. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Passin’s current annual base salary is $250,000. Mr. Passin is eligible for bonuses, as we may from time to time determine to award in our discretion. Mr. Passin was granted an option to purchase 66,666 shares of our common stock at an exercise price per share of $9.96, which was equal to the fair market value of our common stock on the date the option was granted. Further, the offer letter agreement provides for a relocation package, including reimbursement of rental expenses incurred by Mr. Passin for a reasonable temporary apartment in Southern California for up to two years and reasonable travel costs from the Bay Area to Southern California related to the performance of services for the Company. The offer letter agreement also provides for reimbursement of all reasonable costs incurred in selling Mr. Passin’s current home, including legal and real estate selling costs, all of Mr. Passin’s costs with regard to packing, shipping and transport of Mr. Passin’s personal items to Southern California, and any actual legal, commission and incidental costs incurred in connection with buying a new home in Southern California.

Michael Donoughe

Mr. Donoughe ceased to be our Executive Vice President of Vehicle Engineering and Manufacturing in September 2009 although he remained employed on a leave of absence basis through December 31, 2009. He is no longer an employee of Tesla and, therefore, is not entitled to any benefits under his agreement with us following his termination of employment.

Jon Sobel

Mr. Sobel ceased to be our General Counsel in December 2009. He is not entitled to any benefits under his agreement with us following his termination of employment and he did not acquire any vested rights in the option granted as contemplated under his agreement.

Potential Payments Upon Change of Control

We entered into agreements that require specific payments and benefits to be provided to our named executive officers in the event of termination of employment in connection with a change of control. The description and tables that follow describe the payments and benefits which are owed by us to each of our named executive officers upon termination, excluding Mr. Sobel because his employment terminated prior to the end of fiscal 2009. The terms “Cause” and “Change of Control” have the meanings set forth in the relevant agreements.

Elon Musk

Assuming Mr. Musk’s employment terminated on December 31, 2009, by virtue of the agreements mentioned above, he would not be entitled to any benefits upon such termination.

Deepak Ahuja

Assuming Mr. Ahuja’s employment terminated on December 31, 2009, by virtue of the agreements mentioned above, he would be entitled to benefits with the value set forth in the table below:

Termination of Employment
Compensation and Benefits	Termination Without Cause not in Connection with a Change of Control	Termination Without Cause After Change of Control
Salary	$—	$—
Equity Acceleration	—		(1)
Health Care Benefits	—	—

(1)

As of December 31, 2009, 20,833 shares of common stock subject to Mr. Ahuja’s options would accelerate if he were terminated without Cause in connection with a Change of Control within a 12-month period after such Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on December 31, 2009, but assuming a price per share of $ , which is the midpoint range in this offering, or 20,833 multiplied by $ .

Jeffrey B. Straubel

Assuming Mr. Straubel’s employment terminated on December 31, 2009, by virtue of the agreements mentioned above, he would not be entitled to any benefits upon such termination.

John Walker

Assuming Mr. Walker’s employment terminated on December 31, 2009, by virtue of the agreements mentioned above, he would not be entitled to benefits upon such termination.

Michael Donoughe

Mr. Donoughe’s employment terminated on December 31, 2009, thus he no longer has any rights that could be triggered upon, or in connection with, a change of control.

Employee Benefit Plans

2003 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved our 2003 Equity Incentive Plan, or the 2003 Plan, in July 2003 and became effective upon approval by our stockholders. The 2003 Equity Incentive Plan was amended in December 2009. The purposes of the 2003 Plan are to secure and retain the services of persons eligible to receive awards under the 2003 Plan and to provide incentives for such persons to exert maximum efforts towards our success. Our 2003 Plan provides for the grant of incentive stock options to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock bonuses and restricted stock to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2003 Plan following this offering and will instead grant awards under our 2010 Equity Incentive Plan. However, the 2003 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Stock Subject to the Plan. The maximum aggregate number of shares that may be issued under the 2003 Plan is 14,746,246 shares of our common stock. As of March 31, 2010, options to purchase 11,498,051 shares of our common stock were outstanding and 1,425,761 shares were available for future grant under the 2003 Plan.

If a stock option or other stock award expires or otherwise terminates without having been exercised in full, the unpurchased shares subject to such awards will become available for future grant or sale under the 2003 Plan, unless the plan has terminated.

Plan Administration. Our Board, or a committee that it appoints, administers the 2003 Plan. Subject to the provisions of our 2003 Plan, the administrator has the authority to determine the eligibility for awards and the terms, conditions and restrictions, including vesting terms, applicable to grants made under the 2003 Plan. The administrator also has the authority, subject to the terms of the 2003 Plan, to construe and interpret the 2003 Plan and awards, to amend outstanding awards and to establish, and amend and revoke rules and regulations it considers appropriate for the administration and interpretation of the 2003 Plan.

Stock Options. The administrator may grant incentive and/or nonstatutory stock options under our 2003 Plan; provided that incentive stock options are only granted to employees. The exercise price of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or Code, must equal at least 100% of the fair market value of our common stock on the date of grant and the exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. Provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. Subject to the provisions of our 2003 Plan, the administrator determines the remaining terms of the options (e.g., vesting). After a participant’s termination of service, the participant may exercise his or her option, to the extent vested as of the date of termination, for a period of thirty days (or six months in the case of termination due to death or disability) following such termination, or such longer period of time specified in the individual option agreement. However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock. Restricted stock awards are grants of rights to purchase our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer restricted stock, it will advise the purchaser of the terms, conditions, and restrictions related to the grant, including the number of shares that the purchaser is entitled to purchase, the price to be paid, which generally may not be less than 85% of the fair market value of our common stock on the date of grant, and the vesting schedule applicable to the award. A purchaser accepts the offer by execution of a restricted stock purchase agreement in the form determined by the administrator, which will set forth all the terms of the award.

Transferability of Awards. Our 2003 Plan generally does not allow for awards to be transferred in any manner other than by will or the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant; provided, however, Non-Employee Directors (as defined in the 2003 Plan) may freely transfer Nonstatutory Stock Options (as defined in the 2003 Plan) to either (i) their venture capital funds or (ii) their employers (or an affiliate, within the meaning of 424(e) or (f) of the Code, of a Non-Employee Director’s employer).

Certain Adjustments. If any change is made in our common stock subject to the 2003 Plan, or subject to any award thereunder, without the receipt of consideration by us, such as through a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us, appropriate adjustments will be made in the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our dissolution or liquidation, all outstanding awards will terminate immediately prior to the consummation of such proposed transaction.

Corporate Transaction. In the event of (i) a sale, lease or other disposition of all or substantially all of our assets, (ii) a merger or consolidation in which we are not the surviving corporation or (iii) a reverse merger in which we are the surviving corporation but the shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise (individually, a “Corporate Transaction”), then any outstanding awards shall be assumed or substituted for by the surviving or acquiring corporation. If the surviving corporation or acquiring corporation refuses to assume or substitute for such awards, then with respect to awards held by participants whose continuous service has not terminated, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) shall be accelerated in full, and the awards shall terminate if not exercised, if applicable, at or prior to the Corporate Transaction. With respect to any other awards outstanding under the plan, such awards shall terminate if not exercised, if applicable, prior to the Corporate Transaction.

Plan Termination and Amendment. Our board of directors may at any time amend, suspend or terminate the 2003 Plan, provided such action does not impair the existing rights of any participant. Our 2003 Plan will terminate in connection with, and contingent upon, the effectiveness of this offering; provided that the 2003 Plan will continue to govern the terms and conditions of awards originally granted under the 2003 Plan.

2010 Equity Incentive Plan

Our board of directors has adopted, and we expect our stockholders will approve our 2010 Equity Incentive Plan, or the 2010 Plan, prior to the completion of this offering. Subject to stockholder approval, the 2010 Plan is effective upon its adoption by our board of directors, but is not expected to be utilized until after the completion of this offering. Our 2010 Plan provides for the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2010 Plan is 10,666,666 shares of our common stock, plus (i) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under our 2003 Equity Incentive Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options or similar awards granted under the 2003 Equity Incentive Plan that expire or otherwise terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 2003 Equity Incentive Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2010 Plan pursuant to clauses (i) and (ii) above equal to 12,923,812 shares as of March 31, 2010. In addition, the number of shares available for issuance under the 2010 Plan will be annually increased on the first day of each of our fiscal years beginning with the 2011 fiscal year, by an amount equal to the least of:

•	5,333,333 shares;

•	4% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Plan.

Plan Administration. The 2010 Plan will be administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of our 2010 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2010 Plan. The administrator also has the authority, subject to the terms of the 2010 Plan, to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for awards that may have different exercise prices and terms, to prescribe rules and to construe and interpret the 2010 Plan and awards granted thereunder.

Stock Options. The administrator may grant incentive and/or nonstatutory stock options under our 2010 Plan; provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. Provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator. Subject to the provisions of our 2010 Plan, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2010 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2010 Plan, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock. Restricted stock may be granted under our 2010 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by the administrator and/or continued service to us. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Stock Units. Restricted stock units may be granted under our 2010 Plan. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units/Performance Shares. Performance units and performance shares may be granted under our 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof. The specific terms will be set forth in an award agreement.

Automatic Director Grants. Our 2010 Plan also provides for the automatic grant of nonstatutory stock options to our non-employee directors. Each non-employee director initially appointed to the board of directors after the completion of this offering will automatically receive an option to purchase 33,333 shares upon such appointment (excluding an employee director who ceases to be an employee but remains a director). This initial award will vest as to 25% of the shares subject to the option on the one year anniversary of the vesting commencement date and   1/48th of the shares subject to the option each month thereafter over the next three years, provided he or she continues to serve as a director through each relevant vesting date. In addition, beginning in fiscal year 2011, non-employee directors will automatically receive a subsequent option to purchase 16,666 shares shortly after each date of our annual meeting of stockholders. These subsequent awards will vest as to 100% of shares subject to the award on the earlier of (1) the one year anniversary of the vesting commencement date or (2) the day prior to the next annual meeting of stockholders; provided he or she continues to serve as a director through the relevant vesting date. All awards granted under the automatic grant provisions will have a term of seven years or such earlier expiration date specified in the applicable award agreement, an exercise price equal to the fair market value on the date of grant and will be freely transferable to the non-employee directors’ venture capital funds or employers (or an affiliate, within the meaning of Section 424(e) or (f) of the Code, of a non-employee director’s employer). The administrator may change the number, type and terms of future automatic awards granted to our non-employee director under the 2010 Plan. Additionally, non-employee directors are eligible to receive discretionary grants.

Transferability of Awards. Unless the administrator provides otherwise, our 2010 Plan generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2010 Plan provides that in the event of a merger or change in control, as defined under the 2010 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Plan Amendment, Termination. Our board of directors has the authority to amend, suspend or terminate the 2010 Plan provided such action does not impair the existing rights of any participant. Our 2010 Plan will automatically terminate in 2020, unless we terminate it sooner.

2010 Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our 2010 Employee Stock Purchase Plan, or the ESPP. Our board of directors has adopted, and we expect our stockholders to approve, the ESPP prior to the completion of this offering. Our executive officers and all of our other employees will be allowed to participate in our ESPP.

A total of 1,666,666 shares of our common stock will be made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2011 fiscal year, equal to the least of:

•	1,000,000 shares;

•	1% of the outstanding shares of our common stock on the first day of such fiscal year; or

•	such other amount as may be determined by the administrator.

Our board of directors or its committee has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year.

Our ESPP is intended to qualify under Section 423 of the Code, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after May 20 and November 20 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on November 22, 2010. The administrator may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s regular and recurring straight time gross earnings, payments for overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of 166 shares of common stock during each six-month offering period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change of control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set. The plan administrator will notify each participant in writing that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

Our ESPP will automatically terminate in 2020, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to 90% of their eligible compensation subject to applicable annual Internal Revenue Code limits. We currently do not match any contributions made by our employees, including executives. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

Other

In addition to the United States, we currently have employees located in the United Kingdom, Canada, Monaco, Germany and Taiwan. In addition to providing statutorily mandated benefit programs in each country, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the completion of this offering, contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Our directors who are affiliated with venture capital firms also have certain rights to indemnification provided by their venture capital funds and the affiliates of those funds (the “Fund Indemnitors”). In the event that any claim is asserted against the Fund Indemnitors that arises solely from the status or conduct of these directors in their capacity as directors of us, we have agreed, subject to stockholder approval, to indemnify the Fund Indemnitors to the extent of any such claims. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above under “Executive Compensation,” the following is a description of transactions since January 1, 2007, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, had or will have a direct or indirect material interest.

Equity Financings

Series D Convertible Preferred Stock Financing

In May 2007, we sold an aggregate of 18,440,449 shares of Series D convertible preferred stock at a per share purchase price of $2.4403 pursuant to a stock purchase agreement. Purchasers of the Series D convertible preferred stock include the Elon Musk Revocable Trust dated July 22, 2003, or the Trust, which is controlled by Elon Musk, who is our chief executive officer and the chairman of our board of directors and holds more than 5% of our outstanding capital stock, Martin Eberhard and Marc Tarpenning, each of whom is a former officer and director, Valor Equity Partners, L.P., or Valor, which holds more than 5% of our outstanding capital stock and whose representative, Antonio Gracias, is a member of our board of directors, and VantagePoint Venture Partners, or VantagePoint, which holds more than 5% of our outstanding capital stock and whose managing partner, Jim Marver, is a former member of our board of directors, and Technology Partners Fund VIII, LP, or Technology Partners, whose general partner, Ira Ehrenpreis, is a member of our board of directors. The following table summarizes purchases of Series D convertible preferred stock by the above-listed investors:

Name of Stockholder	Number of Series D Shares	Total Purchase Price
Elon Musk Revocable Trust dated July 22, 2003	4,097,877	$10,000,049
Martin Eberhard	4,097	9,998
Marc Tarpenning	4,097	9,998
Technology Partners Fund VIII, L.P.	3,829,481	9,345,082
Valor Equity Partners, L.P.	1,229,363	3,000,015
VantagePoint Venture Partners(1)	3,343,253	8,158,540

(1)	Affiliates of VantagePoint holding our securities whose shares are aggregated for purposes of reporting share ownership information include VPVP CleanTech Holdings 2004, L.L.C., VantagePoint Venture Partners IV Principals Fund, L.P., and VantagePoint CleanTech Partners, L.P.

Series E Convertible Preferred Stock Financing

In May 2009, we sold an aggregate of 19,901,290 shares of Series E convertible preferred stock at a per share purchase price of $2.5124 to Blackstar Investco LLC, or Blackstar, which holds more than 5% of our outstanding capital stock and is an affiliate of Daimler AG, or Daimler, pursuant to a stock purchase agreement. As part of the financing, we also issued 1,949,028 shares of Series E convertible preferred stock pursuant to the conversion of convertible promissory notes issued in February 2008 at a conversion price of $2.5124 per share and we issued 80,926,461 shares of Series E convertible preferred stock pursuant to the conversion of convertible promissory notes issued in December 2008, February 2009 and March 2009 at a conversion price of $1.005 per share, which represented a 60% discount to the price paid by the other investors in the financing, as described more fully in “Certain Transactions—Bridge Debt Financings” below. Herbert Kohler, an employee of Daimler, is a member of our board of directors.

Series F Convertible Preferred Stock Financing

In August 2009, we sold an aggregate of 27,785,263 shares of Series F convertible preferred stock at a per share purchase price of $2.9692 pursuant to a stock purchase agreement. Purchasers of the Series F convertible preferred stock include Blackstar and Al Wahada Capital Investment LLC, or Al Wahada, which holds more than 5% of our outstanding capital stock and whose representative, H.E. Ahmed Saif Al Darmaki, is a member of our board of directors. The following table summarizes purchases of Series F convertible preferred stock by the above-listed investors:

Name of Stockholder	Number of Series F Shares	Total Purchase Price
Al Wahada Capital Investment LLC	21,891,419	$65,000,001
Blackstar Investco LLC	2,525,933	7,500,000

Bridge Debt Financings

In February 2008 and March 2008 we entered into a Secured Note and Warrant Purchase Agreement with certain of our stockholders pursuant to which we issued senior secured convertible promissory notes and warrants in an aggregate principal amount of $40,167,530. The promissory notes were secured by substantially all our personal property, including intellectual property, and accrued interest at the rate of 10% per annum. Certain of the notes and warrants were exchanged for a new form of note in connection with our December 2008 bridge debt financing which is described below. The notes which were not exchanged were converted into 1,949,028 shares of Series E convertible preferred stock at $2.5124 per share. The warrants which were not exchanged became exercisable for an aggregate of 866,091 shares of Series E convertible preferred stock at an exercise price of $2.5124 per share.

In December 2008, February 2009 and March 2009 we entered into a Secured Note Purchase Agreement with certain of our stockholders pursuant to which we issued senior secured convertible promissory notes in an aggregate principal amount of $40,000,000. The promissory notes were secured by substantially all our personal property, including intellectual property, and accrued interest at the rate of 10% per annum. Stockholders who participated for their pro rata share were entitled to exchange their existing notes and warrants from the February 2008 bridge debt financing for the new form of note issued in this financing. Pursuant to their terms, the notes were converted into 80,926,461 shares of Series E convertible preferred stock at $1.0050 per share, which represented a 60% discount to the price paid by the other investors in the Series E financing.

The following table summarizes the original note investment amounts of our officers, directors and principal stockholders under the bridge debt financings:

Name of Stockholder	February 2008 Debt Financing Aggregate Principal Amount of Notes	February 2008 Debt Financing Warrants(1)	December 2008 Debt Financing Aggregate Principal Amount of Notes	Aggregate Principal Amount and Accrued Interest of February 2008 and December 2008 Notes Converted	Series E Preferred Stock issued upon Conversion of All Debt
Elon Musk Revocable Trust dated July 22, 2003	$18,026,074	—	$20,356,974	$41,029,775	40,825,647(2)
Valor Equity Partners, L.P.(3)	7,185,248	—	1,500,000	9,662,882	9,614,808(2)
Technology Partners Fund VIII, L.P	1,568,346	—	2,500,000	4,365,108	4,343,392(2)
VantagePoint Venture Partners(4)	1,995,902	398,025	—	2,251,389	896,110(5)
Jasper Holdings LLC(6)	262,461	—	290,611	597,832	594,857(2)
Westly Capital Partners, L.P.(7)	399,180	—	4,600,000	5,171,260	5,145,532(2)

(1)	Reflects currently outstanding warrants to purchase shares of Series E convertible preferred stock with an exercise price of $2.5124 per share.

(2)	Aggregate principal amount of February 2008 notes exchanged for new form of note issued in December 2008 and all principal and accrued interest under all notes converted into Series E convertible preferred stock at a price of $1.0050 per share.
(3)	Affiliates of Valor holding our securities whose shares are aggregated for purposes of reporting share ownership information include Valor VC, LLC and VEP Tesla Holdings LLC.
(4)	Affiliates of VantagePoint holding our securities whose shares are aggregated for purposes of reporting share ownership information include VPVP CleanTech Holdings 2004, L.L.C., VantagePoint Venture Partners IV Principals Fund, L.P. and VantagePoint CleanTech Partners, L.P.
(5)	All principal and accrued interest under all notes converted into Series E convertible preferred stock at a price of $2.5124 per share
(6)	Jasper Holdings LLC is controlled by Kimbal Musk, a member of our board of directors.
(7)	Steve Westly, a managing partner of Westly Capital Partners, L.P., is a former member of our board of directors.

Daimler Agreements

Financing Agreements

In connection with our Series E preferred stock financing in May 2009, we entered into certain agreements with Daimler, Daimler North America Corporation, or DNAC, and Blackstar. Herbert Kohler, a member of our board of directors, is a Vice President of Blackstar and Daimler.

We entered into a side agreement with Blackstar pursuant to which we are obligated to give Blackstar notice of any proposal we receive relating to an acquisition of us for which we determine to engage in discussions with a potential acquiror or otherwise pursue. The notice shall include the material terms and conditions of such proposal and the identity of the proposed acquiror. The agreement further provides that Blackstar may, within a specified time period, submit a competing acquisition proposal. Blackstar’s rights under this agreement are not transferable except to Daimler or a controlled affiliate of Daimler. This agreement will terminate on December 31, 2011 or earlier upon the occurrence of certain other events including an acquisition of us or certain changes in our relationship with Daimler and Blackstar.

Elon Musk, our Chief Executive Officer and Chairman of our Board of Directors, entered into a letter agreement with Blackstar pursuant to which Mr. Musk has agreed not to transfer any shares of our capital stock beneficially owned by him to any automobile original equipment manufacturer, other than Daimler, without Blackstar’s consent. Mr. Musk has further agreed not to vote any shares of our capital stock beneficially owned by him in favor of a deemed liquidation transaction to which any automobile original equipment manufacturer, other than Daimler, is a party without Blackstar’s consent. This agreement will terminate on December 31, 2011 or earlier upon the occurrence of certain other events including an acquisition of us or certain changes in our relationship with Daimler and Blackstar.

In addition, we have granted certain covenants to Daimler as part of our investors’ rights agreement. These covenants provide that if Mr. Musk is not serving as our Chief Executive Officer at any time until the later of December 31, 2012 or the launch of the Model S, Mr. Musk shall promptly propose a successor Chief Executive Officer and Dr. Kohler, or his successor, must consent to any appointment of such person by our Board of Directors. If Mr. Musk departs as our Chief Executive Officer prior to December 31, 2010, for reasons other than his death or disability, and Dr. Kohler, or his successor, has not consented to the appointment of a new Chief Executive Officer, Daimler has the right to terminate any or all of its strategic collaboration agreements with us. Furthermore, if at any time during the period from January 1, 2011 through December 31, 2012, Mr. Musk is not serving as either our Chief Executive Officer or Chairman of our Board of Directors for reasons other than his death or disability, and Dr. Kohler, or his successor, has not consented to the appointment of a new Chief Executive Officer or if during such period Mr. Musk renders services to, or invests in, any other automotive OEM other than us, Daimler has the right to terminate any or all of its strategic collaboration agreements with us.

Strategic Agreements

We entered into two agreements with Daimler and DNAC in May 2009, including a contract under which we agreed to develop and supply battery systems to Daimler for use in a “Smart EV Project.” Subsequently, on May 11, 2009, in connection with our Series E convertible preferred stock financing transaction in which Blackstar purchased shares of our Series E convertible preferred stock as described above, we and DNAC entered into the EIP Agreement. Under the EIP Agreement, we and DNAC agreed to begin the process of negotiating, in good faith, to enter into further agreements regarding areas of strategic cooperation, or the Strategic Agreements. In particular, the parties agreed to negotiate in good faith to enter into up to four additional agreements covering among other areas, strategic cooperation, the joint development of technology, and the supply of electric vehicle components to each other. As of the date of this prospectus, we and Daimler had only entered into one of these agreements which is for the development and production of a battery pack and charger for a pilot fleet of Daimler’s A-Class electric vehicles to be introduced in Europe in 2011.

In addition to providing an exclusivity period for negotiation of the Strategic Agreements, the EIP Agreement specified certain terms that the parties would agree to include in those agreements. In particular we agreed that certain of the Strategic Agreements would include exclusivity provisions which would limit us from entering into competitive arrangements with other automotive companies, however we would not be subject to any restrictions with respect to our Tesla Roaster and Model S vehicles. Further, if a third party offers to enter into a competitive transaction with us, we are required to give DNAC notice of such offer. If DNAC declines to enter into such transaction on the same terms as offered by the third party, then we would be free to enter into the competitive transaction with the third party, subject to certain limitations. The EIP Agreement also provides for the allocation of each party’s right to patent, copyright and other intellectual property rights in the event we do enter into any of the Strategic Agreements and places limitations on Daimler’s and our rights to license this intellectual property to competitors.

Other Arrangements with Daimler

We have also been selected by Daimler to supply it with up to 1,000 battery packs and chargers to support a trial of the Smart fortwo electric drive in at least five European cities. Daimler has notified us that it intends to increase its purchase commitment by 50% to 1,500 battery packs and chargers. We began shipping the first of these battery packs and chargers in November 2009 and started to recognize revenue for these sales in the quarter ended December 31, 2009. We recognized an aggregate amount of approximately $388,000 from these sales in 2009. In the first quarter of 2010, Daimler engaged us to assist with the development and production of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe during 2011. A formal agreement for this arrangement was entered into with Daimler in May 2010. We expect to receive an aggregate of approximately $13 million in revenues under this development agreement and related purchase orders. In the quarter ended March 31, 2010, we completed the development and sale of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation, or Freightliner, an affiliate of Daimler. Freightliner plans to use these electric vans in a limited number of customer trials. We recognized an aggregate amount of approximately $227,000 from these sales in the first quarter of 2010.

Other Transactions

In the ordinary course of business, we enter into offer letters and employment agreements with our executive officers. In addition, certain of our directors, officers, and persons affiliated with our significant stockholders, including Elon Musk, Kimbal Musk, Mr. Gracias, and persons affiliated with Valor Equity Partners and VantagePoint Venture Partners, have purchased or placed a reservation to purchase a Tesla Roadster. These transactions were arms length transactions and are on the same terms as other customers who reserved vehicles.

In connection with an offer letter dated November 10, 2006 to Darryl Siry, our former Vice President of Sales, Marketing and Service, we loaned Mr. Siry $40,000 at an interest rate of five percent (5%) per annum pursuant to an employee loan agreement, dated December 1, 2006. The loan was used to relocate his residence. The loan was forgiven on December 2, 2007, pursuant to the terms of the agreement after Mr. Siry completed employment services to us through December 1, 2007.

We have an informal arrangement with Space Exploration Technologies Corporation, or SpaceX, for the use of building space and information technology services in the facilities of SpaceX in Hawthorne, California. In August 2009, we began paying for the use of such facilities on a per square foot basis and for the information technology services. Monthly payments for such facilities and services amount to approximately $11,000 per month. In addition, SpaceX has from time to time in the past paid for facilities and services expenses on our behalf, for which we subsequently reimbursed SpaceX. Elon Musk, our Chief Executive Officer, Product Architect and Chairman, is also the Chief Executive Officer and a significant stockholder of SpaceX. Steve Jurvetson and Kimbal Musk, two members of our board of directors, are also members of the board of directors of SpaceX. We reimbursed SpaceX for an aggregate of $90,000 for this use during 2008, $179,000 for this use during 2009 and $11,000 for this use during the three months ended March 31, 2010.

In addition to use of commercial airlines, Elon Musk has made his private airplane available to expedite Tesla business travel. In his role as CEO of two companies with headquarters located in different cities and with international operations, Mr. Musk must travel extensively and often at times when there are no commercial flights scheduled. During 2009, Mr. Musk spent a total of 518 hours in the air and made 189 trips, excluding refueling stops. We believe it would be physically impossible for him to conduct his duties effectively if commercial airport wait time and flight schedules added several hundred hours to that total. Where possible, trips also include other Tesla personnel, both executives and non-executives, to maximize efficiency.

For approximately the first five years of our existence, Mr. Musk fully paid for these expenses himself at a cumulative cost in excess of $1 million and has not sought reimbursement. Following the Blackstar investment, in which Daimler required that he commit considerable additional time to Tesla for an extended period, our independent board members approved paying a portion of the operating expenses of the plane starting in mid 2009. The amount paid by Tesla is well under half the full cost per hour of the aircraft. Operating expenses which Tesla paid directly to third parties against invoices, amounted to approximately $250,000 for 2009 and approximately $111,000 for the three months ended March 31, 2010. These included fuel costs and landing fees, but do not include costs related to the aircraft lease, depreciation, hangar, maintenance and flight crew salaries. In connection with the planned use of Mr. Musk’s private airplane for all or a portion of the road show marketing this offering, we have agreed to reimburse Mr. Musk for such expenses pursuant to this arrangement. By paying only the variable expenses of Mr. Musk’s private airplane, consistent with the reimbursement policy in place, we will recognize a cost saving as compared to the customary practice for an initial public offering road show, in which an issuer charters a private airplane and pays a much higher rate that implicitly includes the fixed costs as well.

It is worth noting that Mr. Musk’s total cash compensation is $1 per year, whereas the salary and bonus for a chief executive officer of a comparable company would ordinarily be larger. While he does possess a significant investment and option incentive, the vast majority of that ownership can only be monetized following the long term success of Tesla and the DOE loan project completion, which is aligned with the interests of other stockholders and the government.

The DOE Loan Facility, although conditionally approved in June 2009, only began disbursing funds to us in February 2010 and exclusively covers costs relating to engineering and production of the Model S and powertrain factory. It does not cover overhead expenses, such as travel by the CEO. Such overhead expenses have been paid for out of privately invested capital to date, and Mr. Musk is himself the largest contributor of such capital.

Settlement Agreement and Warrant Issuances

In May 2010, we entered into a settlement agreement with three of our stockholders, all of which are entities affiliated with Valor, in connection with a claim asserted by such stockholders regarding the conversion of such stockholders’ convertible promissory notes into shares of our Series E convertible preferred stock at the time of our Series E preferred stock financing in May 2009. Pursuant to the terms of the settlement agreement, we issued warrants to such stockholders which, upon the closing of this offering, will be automatically net exercised for an aggregate of 100,000 shares of our common stock. We also entered into an amendment to our investors’ rights agreement to grant registration rights to the shares issuable upon net exercise of the warrants.

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our common stock and convertible preferred stock, including the Elon Musk Revocable Trust dated July 22, 2003, Blackstar, Al Wahada, VantagePoint and Valor. This agreement provides for certain rights relating to the registration of their shares of common stock, including those issued upon conversion of their preferred stock, and those shares of common stock to be acquired by Toyota upon the closing of the concurrent private placement. See “Description of Capital Stock—Registration Rights” below for additional information. In addition, our investors’ rights agreement contains certain covenants relating to Elon Musk’s employment as our Chief Executive Officer, as described under “Daimler Agreements—Financing Agreements” above.

Offer Letters

We have entered into offer letters and other agreements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described under the caption “Executive Compensation—Offer Letters and Change of Control Arrangements” above.

Indemnification Agreements

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter to be effective upon completion of this offering, our audit committee is responsible for reviewing and approving in advance any related party transaction. Prior to the creation of our audit committee, our full board of directors reviewed related party transactions.

Director Independence

For a discussion of the independence of our directors, please see “Management—Director Independence” above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2010, as adjusted to reflect the sale of common stock offered by us in this offering and the common stock to be sold by us in the concurrent private placement, for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on             shares of common stock outstanding at March 31, 2010, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock effective immediately prior to the closing of this offering and the issuance of             shares of common stock upon the assumed net exercise of outstanding warrants that expire upon the completion of this offering at an assumed initial public offering price of $             per share. For purposes of the table below, we have assumed that             shares of common stock will be outstanding upon completion of this offering and the concurrent private placement. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of March 31, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted below with an asterisk (*).

The table below excludes shares of common stock issuable upon the exercise of warrants granted to the DOE in connection with the closing of our DOE Loan Facility.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, California 94304.

	Shares Beneficially Owned			Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Beneficial Owner Name	Prior to the Offering and the Concurrent Private Placement	Shares Being Offered	Shares Subject To Over- allotment Option	After the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement (Over- allotment Option Exercised in Full)**	Prior to the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement (Over- allotment Option Exercised in Full)**
5% Stockholders:
Elon Musk(1)
Blackstar Investco LLC(2)	7,484,073
Al Wahada Capital Investment LLC(3)	7,297,139
Entities affiliated with VantagePoint Venture Partners(4)
Entities affiliated with Valor Equity Partners(5)	4,910,679

Executive Officers and Directors:
Elon Musk(1)
Deepak Ahuja(6)	101,387
Jeffrey B. Straubel(7)	365,986
John Walker	0
Gilbert Passin	0
Michael Donoughe(8)	68,749
Jon Sobel(9)	0
H.E. Ahmed Saif Al Darmaki(3)	7,297,139
Brad W. Buss	0
Ira Ehrenpreis(10)	2,749,290
Antonio J. Gracias(5)	4,910,679
Stephen T. Jurvetson(11)	2,764,868
Herbert Kohler(2)	7,484,073
Kimbal Musk(12)	411,799
All current executive officers and directors as a group (12 persons)(13)

	Shares Beneficially Owned			Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Beneficial Owner Name	Prior to the Offering and the Concurrent Private Placement	Shares Being Offered	Shares Subject To Over- allotment Option	After the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement (Over- allotment Option Exercised in Full)**	Prior to the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement (Over- allotment Option Exercised in Full)**
Other Selling Stockholders:
Bay Area Equity Fund I, L.P.	2,641,565
Westly Capital Group	2,488,011
FCP Holdings Limited	1,145,542
Marc Tarpenning	1,064,291
Tao LLC	900,835
Compass Venture Partners II, L.P.	683,773
Riverwood Capital LLC (14)
Ian Wright	180,188
Joseph William Lee Trust	170,439
Michael Dubilier(15)
Vertical Fund II, L.P.(16)
Arch Meredith	93,344
Michael Taylor(17)	90,234
Social Concepts, Inc.	86,100
Yoler-LeNail Living Trust(18)	83,973
Greg Kouri Living Trust	77,510
Kite Hill Capital LLC	77,095
Thomas E. Colson and Lisa T. Colson	74,795
Craig W. Harding(19)	54,270
Keith Kambies(20)	44,429
Robert J. Ferber Jr.	42,139
Diarmuid O’Connell(21)	42,115
Resolute Partners, LP(22)
MAP Royalty, Inc.	30,838
Avram Drori(23)
Randolph St. Partners, LP(24)
Stephen Alan Jove	20,426
Bill and Karen Moggridge(25)	20,188
John and Lisa Porcella(26)	15,504
Kouri Group LLC(27)
Richard Yie Chen and Lucy Leong Chen Trust	13,659
H. Perry Fell	13,659
Jeffrey Weintraub(28)	11,611
Aaron Platshon(29)
Ernest Villanueva(30)	8,676
Dale Djerassi Revocable Trust	7,709
Dustin Grace(31)	7,409
The Severo M. Ornstein and Laura E. Gould 1987 Trust	3,380

*	Represents beneficial ownership of less than 1%.
**	If the underwriters do not exercise their option to purchase additional shares in full, then the shares to be sold by each selling stockholder will be reduced pro rata according to the portion of the over-allotment option that is not exercised.
(1)	Includes (i) 27,022,585 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003; (ii) 1,188,911 shares issuable to Mr. Musk upon exercise of options exercisable within 60 days after March 31, 2010; and (iii) shares issuable upon the assumed net exercise of warrants held by the Elon Musk Revocable Trust that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(2)	Includes 8,333 shares issuable to Daimler North America Corporation upon exercise of options exercisable within 60 days after March 31, 2010. Dr. Kohler is vice president of Blackstar Investco LLC, or Blackstar, which is 60% owned by Daimler North America Corporation, or DNAC, and 40% owned by Aabar Blackstar Holdings GmbH. DNAC is an direct, wholly owned subsidiary of Daimler AG, and Aabar Blackstar Holdings GmbH is a direct, wholly owned subsidiary of Aabar Investments PJSC. Dr. Kohler disclaims beneficial ownership of shares held by Blackstar, except to the extent of his pecuniary interest therein. The address for this entity is c/o Daimler North America Corporation, One Mercedes Drive, Montvale, NJ 07645.
(3)	Mr. Al Darmaki is Planning & Development Director of Abu Dhabi Water and Electricity Authority, or ADWEA, which is a national organization wholly owned by the Abu Dhabi Government, and Al Wahada Capital Investment LLC is a wholly owned affiliate of ADWEA. Mr. Darmaki disclaims beneficial ownership of shares held by this entity, except to the extent of his pecuniary interest therein. The address for this entity is 7th Floor, ADWEA Building, 6th Street, Abu Dhabi, United Arab Emirates.
(4)	Includes (i) 5,205,752 shares held of record by VPVP CleanTech Holdings 2004, L.L.C.; (ii) 1,743,425 shares held of record by VantagePoint CleanTech Partners, L.P.; (iii) 17,235 shares held of record by VantagePoint Venture Partners IV Principals Fund, L.P.; (iv) 5,833 shares held of record by VantagePoint Venture Associates IV, L.P.; (v) shares issuable upon the assumed net exercise of warrants held by VPVP CleanTech Holdings 2004, L.L.C. that expire upon the completion of this offering at an assumed initial public offering price of $ per share; (vi) shares issuable upon the assumed net exercise of warrants held by VantagePoint CleanTech Partners, L.P. that expire upon the completion of this offering at an assumed initial public offering price of $ per share; and (vii) shares issuable upon the assumed net exercise of warrants held by VantagePoint Venture Partners IV Principals Fund, L.P. that expire upon the completion of this offering at an assumed initial public offering price of $ per share. Alan E. Salzman, J. Stephan Dolezalek and James D. Marver are managing members of one or more of the entities, or general partners of the entities, that directly or indirectly hold such shares, and as such, may be deemed to have voting and investment power with respect to shares held by one or more of these entities. Each of these individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for these entities and individuals is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.
(5)	Includes (i) 2,756,881 shares held of record by VEP Tesla Holdings LLC (“VEP”); (ii) 1,992,447 shares held of record by Valor Equity Partners, L.P. (“VEP I”); (iii) 136,351 shares held of record by Valor VC LLC (“VC”); and (iv) 25,000 shares issuable to Valor Equity Partners IV, L.P. upon exercise of options exercisable within 60 days after March 31, 2010. VEP and VEP I are advised directly and/or indirectly by Valor Management Corp., which may be deemed to be the beneficial owner of the shares held of record by VEP and VEP I. Valor Management Corp. disclaims beneficial ownership of any shares held of record by VEP and VEP I pursuant to the rules under the Securities Exchange Act of 1934, as amended. Mr. Gracias is a shareholder and a director of Valor Management Corp. and the managing member of VC, and may be deemed to be the beneficial owner of shares held of record by VEP, VEP I, and VC (the “Valor Entities”). Mr. Gracias disclaims beneficial ownership of any shares held of record by the Valor Entities, except, in each case, to the extent of his pecuniary interest therein. The address for the Valor Entities and Mr. Gracias is 200 South Michigan Avenue, Suite 1020, Chicago, IL 60604.
(6)	Includes 101,387 shares issuable upon exercise of options exercisable within 60 days after March 31, 2010.
(7)	Includes 86,552 shares issuable upon exercise of options exercisable within 60 days after March 31, 2010.
(8)	Mr. Donoughe resigned as our Executive Vice President, Vehicle Engineering and Manufacturing in September 2009.
(9)	Mr. Sobel resigned as our General Counsel in December 2009.
(10)	Includes (i) 2,724,290 shares held of record by Technology Partners Fund VIII, L.P.; and (ii) 25,000 shares issuable to TP Management VIII, LLC upon exercise of options exercisable within 60 days after March 31, 2010. Ira Ehrenpreis, James Glasheen, Sheila Mutter and Roger J. Quy are managing members of the general partner of the entity that directly hold such shares, and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for these entities is 550 University Avenue, Palo Alto, CA 94301.
(11)

Includes (i) 1,734,208 shares held of record by Draper Fisher Jurvetson Fund VIII, L.P. (“Fund VIII”); (ii) 154,151 shares held of record by Draper Associates, L.P., (iii) 775,292 shares held of record by Draper Fisher Jurvetson Growth Fund

2006, L.P. (“Growth Fund”); (iv) 38,537 shares held of record by Draper Fisher Jurvetson Partners VIII, LLC (“Partners VIII”); and (v) 62,680 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC (“Growth Partners Fund”). Timothy C. Draper, John H.N. Fisher and Steven T. Jurvetson are managing directors of the general partner entities of Fund VIII and also managing members of Partners VIII, that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its general partner, Draper Associates, Inc. which is controlled by its president and majority shareholder, Timothy C. Draper, John H.N. Fisher, Mark W. Bailey and Barry Schuler are managing directors of the general partner entities of Growth Fund that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. Timothy C. Draper, John H.N. Fisher, Steven T. Jurvetson, Mark W. Bailey and Barry Schuler are managing members of Growth Partners Fund that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for all the entities above is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.
(12)	Includes 411,799 shares held of record by Jasper Holdings LLC, which is owned by Mr. Musk and his spouse.
(13)	Includes (i) 1,435,183 shares issuable upon exercise of options held by our current executive officers and directors exercisable within 60 days after March 31, 2010 and (ii) shares issuable upon the assumed net exercise of warrants held by our current executive officers and directors that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(14)	Includes shares issuable upon the assumed net exercise of warrants held by Riverwood Capital LLC that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(15)	Includes shares issuable upon the assumed net exercise of warrants held by Mr. Dubilier that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(16)	Includes shares issuable upon the assumed net exercise of warrants held by Vertical Fund II, L.P. that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(17)	Includes 86,883 shares issuable to Mr. Taylor upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Taylor is one of our employees.
(18)	Includes 3,333 shares issuable to Ms. Yoler, a trustee of the Yoler-LeNail Living Trust upon exercise of options exercisable within 60 days after March 31, 2010. Ms. Yoler provides consulting services to us.
(19)	Includes 41,922 shares issuable to Mr. Harding upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Harding is one of our employees.
(20)	Includes 2,073 shares issuable to Mr. Kambies upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Kambies is one of our employees.
(21)	Includes 35,412 shares issuable to Mr. O’Connell upon exercise of options exercisable within 60 days after March 31, 2010. Mr. O’Connell is one of our employees.
(22)	Includes shares issuable upon the assumed net exercise of warrants held by Resolute Partners, L.P. that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(23)	Includes shares issuable upon the assumed net exercise of warrants held by Mr. Drori that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(24)	Includes shares issuable upon the assumed net exercise of warrants held by Randolph St. Partners, L.P. that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(25)	Includes 6,666 shares issuable to Mr. Moggridge upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Moggridge is one of our employees.
(26)	Includes 2,367 shares issuable to Mr. Porcella upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Porcella is one of our employees.
(27)	Includes shares issuable upon the assumed net exercise of warrants held by Kouri Group LLC that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(28)	Includes 1,576 shares issuable to Mr. Weintraub upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Weintraub is one of our employees.
(29)	Includes shares issuable upon the assumed net exercise of warrants held by Mr. Platshon that expire upon the completion of this offering at an assumed initial public offering price of $ per share.
(30)	Includes 2,815 shares issuable to Mr. Villanueva upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Villanueva is one of our employees.
(31)	Includes 1,707 shares issuable to Mr. Grace upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Grace is one of our employees.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 2,100,000,000 shares, with a par value of $0.001 per share, of which:

•	2,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of March 31, 2010, we had outstanding             shares of common stock, held of record by 273 stockholders, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the closing of this offering and the issuance of             shares of common stock upon the assumed net exercise of convertible warrants that expire upon the completion of this offering at an assumed initial public offering price of $             per share. In addition, as of March 31, 2010, we also had outstanding options to acquire 11,564,717 shares of common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section entitled “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the closing of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 100,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Warrants

At March 31, 2010, we had warrants outstanding to purchase                  shares of our common stock, assuming the automatic conversion of our preferred stock into common stock, at exercise prices ranging from

$3.405 to $8.94 per share. Upon the completion of this offering, all of these convertible warrants will expire if not exercised. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, and reclassifications, consolidations and the like.

In connection with a settlement agreement we entered into with three of our stockholders in May 2010, we issued warrants to such stockholders which, upon the closing of this offering, will be automatically net exercised for an aggregate of 100,000 shares of our common stock.

In connection with our loan facility from the United States Department of Energy, or DOE Loan Facility, we have issued the DOE a convertible warrant to purchase up to 3,085,011 shares of our common stock, assuming the automatic conversion of our convertible preferred stock into common stock, at an exercise price of $7.54 per share, and a warrant to purchase up to 5,100 shares of our common stock, at an exercise price of $8.94 per share. The shares subject to the warrants will vest and become exercisable beginning on December 15, 2018 in quarterly amounts through December 14, 2022 proportionately based on the average outstanding balance of the loan during the prior quarter. If we prepay our DOE Loan Facility in full or in part, the total amount of shares exercisable under the warrants will be proportionately reduced. If not exercised, these warrants will expire after December 15, 2023. Upon an event of default either arising from a change of control or any other event of default that is not cured after a certain period, the warrants will vest with respect to all unvested shares then remaining under the warrants. Prior to December 15, 2018, the warrants are transferable by the DOE only to other federal agencies of the United States government. After December 15, 2018, the warrants are transferable to any other person or entity. The warrants contain provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, and reclassifications, consolidations and the like.

Registration Rights

Stockholder Registration Rights

Following this offering’s completion and the completion of the concurrent private placement, the holders of an aggregate of             shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, and include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate with respect to the registration rights of an individual holder after the date that is five years following such time when the holder can sell all of the holder’s shares in any three month period under Rule 144 or another similar exemption under the Securities Act, unless such holder holds at least 2% of our voting stock.

Demand Registration Rights. The holders of an aggregate of             shares of our common stock, or their permitted transferees, are entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, at our expense, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. In addition, we are required to effect up to two separate registrations upon the written request of Blackstar Investco LLC, or Blackstar. We are not required to effect a demand registration prior to six months after the effective date of this registration statement.

Short-Form Registration Rights. The holders of an aggregate of             shares of our common stock, or their permitted transferees, are also entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from either the holders of at least 20% of these shares to us, or Blackstar, to have such shares registered by us at our expense if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $1,000,000, subject to certain exceptions.

Piggyback Registration Rights. The holders of an aggregate of             shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, after the completion of this offering the holders of these shares are entitled to include their shares in the registration at our expense. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

DOE Registration Rights

In connection our DOE Loan Facility, we have also granted certain registration rights to the DOE related to the shares exercisable upon the warrants issued to the DOE described above. These registration rights will only become effective if the DOE elects to exercise all or a portion of the shares subject to the warrants.

Demand Registration Rights. Under the terms of this agreement, the DOE is entitled to demand two registrations of our common stock. If the DOE initiates a demand registration pursuant to this provision, we will be required to use best efforts to register all or a portion of these shares for public resale. We are not required to effect a demand registration prior to six months after the completion of this offering.

Short-Form Registration Rights. The DOE is entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, the DOE has the right, upon written request, to have such shares registered by us at our expense if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $1,000,000, subject to certain exceptions.

Piggyback Registration Rights. The DOE is entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the DOE is entitled to include its shares in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by the DOE for marketing reasons, subject to certain limitations.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the closing of this offering, contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer or our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification. Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of Directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is it more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter Provisions. The amendment of the above provisions of our amended and restated certificate of incorporation requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as amended upon the closing of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be ComputerShare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

Listing

We have applied to have our common stock listed on The Nasdaq Global Market under the symbol “TSLA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Upon the closing of this offering and the concurrent private placement, a total of              shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the completion of this offering and the issuance of              shares of common stock upon the assumed net exercise of convertible warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $             per share. Of these shares, all              shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock, including the shares sold in the concurrent private placement, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days (subject to extension) after the date of this prospectus
At various times beginning more than 180 days (subject to extension) after the date of this prospectus

In addition, of the 11,564,717 shares of our common stock that were subject to stock options outstanding as of March 31, 2010, options to purchase 2,642,696 shares of common stock were vested as of March 31, 2010 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2010, 1,445,902 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. These shares will be eligible for resale in reliance on this rule upon expiration of the lockup agreements described above.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and the other holders of shares of common stock and holders of securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of each of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., and us, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, options or warrants to purchase shares of our common stock or securities convertible into, exchangeable for or that represent the right to receive shares of our common stock; or

•	engage in any other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of shares of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section entitled “Underwriters.”

Registration Rights

Upon completion of this offering and the concurrent private placement, the holders of             shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. In addition, the DOE will be entitled to various rights with respect to the registration of the shares of common stock issuable upon exercise of the warrant we have issued the DOE in connection with the DOE Loan Facility. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock up agreement.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all of the shares of common stock issued or reserved for issuance under our equity compensation plans and agreements. We expect to file this registration statement as soon as practicable after this offering. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any non-United States or other taxing jurisdiction or under any applicable tax treaty.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are any holder other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a United States trade or business generally are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Sale or Other Disposition of Common Stock

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a United States trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States), in which case you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and for a non-United States holder that is a corporation, such non-United States holder may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States) (subject to applicable income tax or other treaties); or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes, a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code.

United States Federal Estate Tax

Our common stock held (or treated as held) by an individual non-United States holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a United States federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the United States government to withhold on certain payments and to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners). The legislation also will generally impose a United States federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect United States owners of the entity. Under certain circumstances, a non-United States holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and non-United States tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. are the joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated.
J.P. Morgan Securities Inc.
Deutsche Bank Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The underwriters have agreed to cover a portion of the expenses associated with the road show marketing this offering, including 50% of the fair market value cost of renting a private aircraft. The private aircraft used for this purpose may include Mr. Musk’s private airplane. In the event that Mr. Musk’s private airplane is used for travel during any portion of the road show, the underwriters’ responsibility for reimbursing 50% of such expense is expected to be approximately $75,000.

We, our officers and directors, and holders of substantially all of the outstanding shares of our common stock including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of common stock or securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and us. This agreement does not apply to any existing equity incentive plans, securities issued upon the exercise of options or upon the exercise, conversion or exchange of exercisable, convertible or exchangeable securities outstanding as of the date hereof, issuances of securities in connection with mergers or acquisitions we may make in an aggregate amount not to exceed 5% of our fully diluted outstanding stock as of the date hereof and other customary exceptions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for our common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to file an application to list our common stock on The Nasdaq Global Market under the symbol “TSLA.”

At our request, the underwriters have reserved for sale at the initial public offering price up to             shares of common stock offered for sale to business associates, employees and friends and family members of our employees and Tesla customers who have received delivery of a Tesla Roadster from Tesla. We will offer these shares to the extent permitted under applicable regulations in the United States and in the various countries where we have delivered Tesla Roadsters. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the , in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which is referred to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the selling stockholders estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $4,500,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, including securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

On April 12, 2010, Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co., made a term loan in the amount of $7.5 million to Elon Musk and the Elon Musk Revocable Trust dated July 22, 2003, or the Trust. Tesla is not a party to this loan, which is full recourse against Mr. Musk and the Trust and is secured by a pledge of capital stock unrelated to Tesla. Interest on the loan accrues at 5.00% per year. Goldman Sachs Bank USA received customary fees and expense reimbursements in connection with this loan. Mr. Musk and Goldman have a longstanding relationship of almost a decade.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

CONCURRENT PRIVATE PLACEMENT

Toyota has entered into a stock purchase agreement with us pursuant to which it has agreed to purchase shares of our common stock at a price per share equal to the initial public offering price in a private placement transaction. The aggregate purchase price of $50.0 million for the shares sold will be paid directly to us immediately subsequent to the closing of the sale of other shares of common stock offered hereby. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The private sale to Toyota of              shares of common stock is contingent on the completion of the offering and assumes an initial public offering price of $             per share. We have amended our investors’ rights agreement to grant Toyota registration rights with respect to the shares of common stock they will purchase in the concurrent private placement.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Simpson Thacher & Bartlett LLP, Palo Alto, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Following this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

TESLA MOTORS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Financial Statements
Consolidated Balance Sheets as of December 31, 2008, 2009 and March 31, 2010 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2007, 2008, 2009 and the three month periods ended March 31, 2009 (unaudited) and 2010 (unaudited)	F-4
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2007, 2008, 2009 and the three month period ended March 31, 2010 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008, 2009 and the three month periods ended March 31, 2009 (unaudited) and 2010 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Tesla Motors, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Tesla Motors, Inc. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

March 26, 2010, except as to the last two paragraphs of Note 15, which are as of May 26, 2010

Tesla Motors, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2008	December 31, 2009	March 31, 2010	Pro Forma Stockholders’ Equity as of March 31, 2010
				(Unaudited)
Assets
Current assets
Cash and cash equivalents	$9,277	$69,627	$61,546
Accounts receivable	3,320	3,488	5,931
Inventory	16,650	23,222	28,588
Prepaid expenses and other current assets	2,180	4,222	4,537

Total current assets	31,427	100,559	100,602
Property and equipment, net	18,793	23,535	26,866
Restricted cash	1,220	3,580	7,487
Other assets	259	2,750	10,365

Total assets	$51,699	$130,424	$145,320

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$14,184	$15,086	$18,190
Accrued liabilities	11,145	14,532	7,922
Deferred development compensation	10,173	156	—
Deferred revenue	4,073	1,377	6,711
Capital lease obligations, current portion	341	290	293
Refundable reservation payments	48,019	26,048	25,989

Total current liabilities	87,935	57,489	59,105
Convertible preferred stock warrant liability	2,074	1,734	10,359	—
Common stock warrant liability	—	—	—	$6,116
Capital lease obligations, less current portion	888	800	719
Convertible notes payable	54,528	—	—
Deferred revenue, less current portion	—	1,240	1,427
Long-term debt	—	—	29,920
Other long-term liabilities	4,810	3,459	3,862

Total liabilities	150,235	64,722	105,392

Commitments (Note 14)
Convertible preferred stock; $0.001 par value; 221,903,982 shares authorized
Series A Convertible Preferred Stock; 7,213,000 shares issued and outstanding actual, zero shares authorized, issued and outstanding pro forma (unaudited) (Liquidation value: $3,556)	3,549	3,549	3,549	—
Series B Convertible Preferred Stock; 17,459,456 shares issued and outstanding actual, zero shares authorized, issued and outstanding pro forma (unaudited) (Liquidation value: $12,920)	12,899	12,899	12,899	—
Series C Convertible Preferred Stock; 35,242,290 shares issued and outstanding actual, zero shares authorized, issued and outstanding pro forma (unaudited) (Liquidation value: $40,000)	39,789	39,789	39,789	—
Series D Convertible Preferred Stock; 18,440,449 shares issued and outstanding actual, zero shares authorized, issued and outstanding pro forma (unaudited) (Liquidation value: $45,000)	44,941	44,941	44,941	—
Series E Convertible Preferred Stock; 102,776,779 shares issued and outstanding actual, zero shares authorized, issued and outstanding pro forma (unaudited) (Liquidation value: $258,175)	—	135,669	135,669	—
Series F Convertible Preferred Stock; 27,785,263 shares issued and outstanding actual, zero shares authorized, issued and outstanding pro forma (unaudited) (Liquidation value: $82,500)	—	82,378	82,378	—

Total convertible preferred stock	101,178	319,225	319,225	—

Stockholders’ equity (deficit)
Common stock; $0.001 par value; 106,666,667 shares authorized; 7,010,431, 7,284,200 and 7,615,761 shares issued and outstanding as of December 31, 2008, 2009 and March 31, 2010 (unaudited); shares authorized, shares issued and outstanding pro forma (unaudited)	7	7	8	78
Additional paid-in capital	5,193	7,124	10,868	334,274
Accumulated deficit	(204,914)	(260,654)	(290,173)	(290,173)

Total stockholders’ equity (deficit)	(199,714)	(253,523)	(279,297)	$44,179

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$51,699	$130,424	$145,320

The accompanying notes are an integral part of these consolidated financial statements.

Tesla Motors, Inc.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Years Ended December 31,				Three Months Ended March 31,
	2007	2008	2009		2009	2010
					(Unaudited)
Revenues
Automotive sales (including zero emission vehicle credit sales of $3,458, $8,152, $1,275 and $506 for the years ended December 31, 2008 and 2009 and the three months ended March 31, 2009 and 2010, respectively) (Note 2)	$73	$14,742		$111,943	$20,886		$20,585
Development services	—	—		—	—		227

Total revenues	73	14,742		111,943	20,886		20,812
Cost of revenues
Automotive sales	9	15,883		102,408	22,932		16,858
Development services	—	—		—	—		102

Total cost of revenues	9	15,883		102,408	22,932		16,960
Gross profit (loss)	64	(1,141)		9,535	(2,046)		3,852

Operating expenses
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009) (Note 2)	62,753	53,714		19,282	7,941		13,265
Selling, general and administrative	17,244	23,649		42,150	6,607		16,585

Total operating expenses	79,997	77,363		61,432	14,548		29,850

Loss from operations	(79,933)	(78,504)		(51,897)	(16,594)		(25,998)
Interest income	1,749	529		159	16		48
Interest expense	—	(3,747)		(2,531)	(1,402)		(230)
Other income (expense), net	137	(963)		(1,445)	1,972		(3,221)

Loss before income taxes	(78,047)	(82,685)		(55,714)	(16,008)		(29,401)
Provision for income taxes	110	97		26	8		118

Net loss	$(78,157)	$(82,782)		$(55,740)	$(16,016)		$(29,519)

Net loss per share of common stock, basic and diluted	$(22.69)	$(12.46)		$(7.94)	$(2.31)		$(4.04)

Shares used in computing net loss per share of common stock, basic and diluted	3,443,806	6,646,387		7,021,963	6,924,194		7,301,940

Pro forma net loss per share of common stock, basic and diluted (unaudited)			$			$

Shares used in computing pro forma net loss per share of common stock, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

Tesla Motors, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2006	67,914,746	$60,173	3,027,278	$3	$49	$(43,975)	$(43,923)
Issuance of Series D convertible preferred stock in May 2007 at $2.44 per share, net of issuance cost of $59	18,440,449	44,941	—	—	—	—	—
Conversion of Series A convertible preferred stock into shares of common stock	(8,000,000)	(3,936)	2,666,666	3	3,933	—	3,936
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	631,285	—	100	—	100
Stock-based compensation	—	—	—	—	198	—	198
Net loss	—	—	—	—	—	(78,157)	(78,157)

Balance as of December 31, 2007	78,355,195	101,178	6,325,229	6	4,280	(122,132)	(117,846)
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	675,202	1	455	—	456
Issuance of common stock to consultant	—	—	10,000	—	21	—	21
Stock-based compensation	—	—	—	—	437	—	437
Net loss	—	—	—	—	—	(82,782)	(82,782)

Balance as of December 31, 2008	78,355,195	101,178	7,010,431	7	5,193	(204,914)	(199,714)
Issuance of Series E convertible preferred stock in May 2009 (inclusive of conversion of note payable) at $2.51 per share, net of issuance cost of $556	102,776,779	135,669	—	—	—	—	—
Issuance of Series F convertible preferred stock in August 2009 at $2.97 per share, net of issuance cost of $122	27,785,263	82,378	—	—	—	—	—
Issuance of common stock upon exercise of stock options, net of repurchases	—	—	273,769	—	497	—	497
Stock-based compensation	—	—	—	—	1,434	—	1,434
Net loss	—	—	—	—	—	(55,740)	(55,740)

Balance as of December 31, 2009	208,917,237	319,225	7,284,200	7	7,124	(260,654)	(253,523)
Issuance of common stock upon exercise of stock options, net of repurchases (unaudited)	—	—	331,561	1	357	—	358
Stock-based compensation (unaudited)	—	—	—	—	3,387	—	3,387
Net loss (unaudited)	—	—	—	—	—	(29,519)	(29,519)

Balance as of March 31, 2010 (unaudited)	208,917,237	$319,225	7,615,761	$8	$10,868	$(290,173)	$(279,297)

The accompanying notes are an integral part of these consolidated financial statements.

Tesla Motors, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Cash flows from operating activities
Net loss	$(78,157)	$(82,782)	$(55,740)	$(16,016)	$(29,519)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,895	4,157	6,940	1,372	2,141
Change in fair value of convertible preferred stock warrant liability	(36)	2,800	1,128	73	2,332
Gain on extinguishment of convertible notes and warrants	—	(1,245)	(1,468)	(1,468)	—
Stock-based compensation	198	437	1,434	90	3,387
Loss on abandonment of fixed assets	2,421	—	385	—	—
Inventory write-downs	—	4,297	1,353	219	141
Interest on convertible notes	—	3,692	2,686	1,442	—
Changes in operating assets and liabilities
Accounts receivable	(59)	(3,261)	(168)	2,789	(2,443)
Inventory	(2,108)	(18,839)	(7,925)	(4,943)	(5,507)
Prepaid expenses and other current assets	(1,884)	750	(2,042)	(229)	(316)
Other assets	(64)	12	(445)	10	253
Accounts payable	523	8,815	902	1,464	3,104
Accrued liabilities	7,572	2,633	3,387	222	(6,611)
Deferred development compensation	—	10,173	(10,017)	4,351	(156)
Deferred revenue	—	4,073	(1,456)	(983)	5,521
Refundable reservation payments	15,230	10,684	(21,971)	(5,194)	(59)
Other long-term liabilities	—	1,192	2,192	638	403

Net cash used in operating activities	(53,469)	(52,412)	(80,825)	(16,163)	(27,329)

Cash flows from investing activities
Purchases of property and equipment excluding capital leases	(9,802)	(10,630)	(11,884)	(902)	(5,472)
Decrease (increase) in restricted cash	40	(960)	(2,360)	—	(3,907)

Net cash used in investing activities	(9,762)	(11,590)	(14,244)	(902)	(9,379)

Cash flows from financing activities
Proceeds from issuance of Series F convertible preferred stock, net of issuance costs of $122	—	—	82,378	—	—
Proceeds from issuance of Series E convertible preferred stock, net of issuance costs of $556	—	—	49,444	—	—
Proceeds from issuance of Series D convertible preferred stock, net of issuance costs of $59	44,941	—	—	—	—
Principal payments on capital leases and other debt	—	(191)	(322)	(121)	(77)
Proceeds from long-term debt and other long-term liabilities	—	1,000	—	—	29,920
Proceeds from issuance of convertible notes and warrants	—	54,782	25,468	19,622	—
Proceeds from exercise of stock options	100	477	497	32	358
Deferred common stock and loan facility issuance costs	—	—	(2,046)	—	(1,574)

Net cash provided by financing activities	45,041	56,068	155,419	19,533	28,627

Net increase (decrease) in cash and cash equivalents	(18,190)	(7,934)	60,350	2,468	(8,081)
Cash and cash equivalents at beginning of period	35,401	17,211	9,277	9,277	69,627

Cash and cash equivalents at end of period	$17,211	$9,277	$69,627	$11,745	$61,546

Supplemental Disclosures
Interest paid	9	41	70	13	198
Income taxes paid (refunded)	—	—	171	—	(42)
Supplemental noncash investing and financing activities
Issuance of convertible preferred stock warrants	—	—	—	—	6,293
Conversion of notes payble to Series E convertible preferred stock	—	—	86,225	—	—
Conversion of Series A convertible preferred stock to common stock	3,936	—	—	—	—
Exchange of convertible notes payable	—	16,751	19,073	—	—
Exchange of accrued interest for convertible notes payable	—	1,328	1,791	—	—
Property and equipment acquired under capital lease	—	322	183	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

1. Overview of the Company

Tesla Motors, Inc. (“Tesla”, “we,” “us” or “our”) was incorporated in the state of Delaware on July 1, 2003. We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components.

Since inception, we have incurred significant losses and have used approximately $230.5 million of cash in operations through March 31, 2010. As of March 31, 2010, we had approximately $61.5 million in cash and cash equivalents. We are currently selling the Tesla Roadster automobile and are developing the Model S sedan. To the extent we do not meet our planned sales volumes or future product releases or our existing cash and cash equivalents balances are insufficient to fund our future activities, we will need to raise additional funds. We cannot be certain that additional financing, if and when needed, will be available at terms satisfactory to us, or at all. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

On January 20, 2010, we entered into a loan agreement with the United States Federal Financing Bank and United States Department of Energy (“DOE”), pursuant to the Advanced Technology Vehicles Manufacturing Incentive Program (“ATVM”), authorizing the commitment from the DOE to arrange loans for up to $465.0 million. See Note 15 for additional details.

In January 2010, we filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering of our common stock.

In May 2010, we effected a 1-for-3 reverse stock split of our outstanding common stock, and a proportional adjustment to the existing conversion ratios for each series of preferred stock will be made immediately prior to the closing of an initial public offering. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratio.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of Tesla and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of March 31, 2010, the interim consolidated statements of operations and cash flows for the three months ended March 31, 2009 and 2010 and the interim consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2010 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2010 and our results of operations and cash flows for the three months ended March 31, 2009 and 2010. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the three month periods are unaudited. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other future year or interim period.

Unaudited Pro Forma Stockholders’ Equity

The pro forma stockholders’ equity presents our stockholders’ equity as though all of the convertible preferred stock outstanding automatically converted into shares of common stock on a 1 for 1 basis, except for the Series C convertible preferred stock which is convertible on a 1 for 1.05 basis (see Note 5), upon completion of a qualifying initial public offering. The pro forma stockholders’ equity also assumes that the Company’s convertible preferred stock warrants outstanding as of March 31, 2010 will be exercised immediately prior to a qualifying initial public offering and will no longer require periodic revaluation, except for the convertible preferred stock warrant issued to the DOE. The 3,085,011 convertible preferred stock warrant issued to the DOE in January 2010 will convert into a warrant to purchase our common stock upon the completion of a qualifying initial public offering.

Fair Value of Financial Instruments

The carrying values of our cash and cash equivalents, and deposits approximate their fair value due to their short-term nature. As a basis for determining the fair value of certain of our assets and liabilities, we established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows: (Level I) observable inputs such as quoted prices in active markets; (Level II) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level III) unobservable inputs in which there is little or no market data which requires us to develop our own assumptions. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Our financial assets that are measured at fair value on a recurring basis consist only of cash equivalents. Our liabilities that are measured at fair value on a recurring basis consist of the convertible preferred stock warrant liability.

All of our cash equivalents, which are comprised primarily of money market funds, are classified within Level I of the fair value hierarchy because they are valued using quoted market prices, market prices for similar securities, or alternative pricing sources with reasonable levels of price transparency. We do not have any Level II instruments, or instruments valued based on other observable inputs. Our convertible preferred stock warrant liability is classified within Level III of the fair value hierarchy.

As of December 31, 2009 and March 31, 2010, the fair value hierarchy for our financial assets and financial liabilities that are carried at fair value was as follows (in thousands):

	December 31, 2009				March 31, 2010
	Fair Value	Level I	Level II	Level III	Fair Value	Level I	Level II	Level III
					(Unaudited)
Money market funds	$64,420	$64,420	$—	$—	$50,823	$50,823	$—	$—

Convertible preferred stock warrant liability	1,734	—	—	1,734	10,359	—	—	10,359

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

The changes in the fair value of the convertible preferred stock warrant liability were as follows (in thousands):

	2007	2008	2009	Three Months Ended March 31, 2010
				(Unaudited)
Fair value beginning of period	$227	$191	$2,074	$1,734
Issuances, settlements and extinguishments	—	(917)	(1,468)	6,293
Change in fair value	(36)	2,800	1,128	2,332

Fair value end of period	$191	$2,074	$1,734	$10,359

The valuation of the convertible preferred stock warrants is discussed in Notes 7 and 16.

Revenue Recognition

We recognize revenues from sales of the Tesla Roadster, including vehicle options and accessories, vehicle service and sales of zero emission vehicle (“ZEV”) credits, and sales of electric vehicle powertrain components. We recognize revenue when: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred and there are no uncertainties regarding customer acceptance; (iii) fees are fixed or determinable; and (iv) collection is reasonably assured.

Automotive Sales

Automotive sales consist primarily of revenue earned from the sales of the Tesla Roadster, vehicle service, and vehicle options, accessories and destination charges. Automotive sales also consist of revenue earned from the sales of electric vehicle powertrain components, such as battery packs and battery chargers, to other manufacturers. Sales or other amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statements of operations and are instead recorded as deferred revenue on the consolidated balance sheets. Prior to February 2010, we did not provide direct financing for the purchase of the Tesla Roadster although a third-party lender has provided financing arrangements to our customers in the United States. Under these arrangements, we have been paid in full by the customer at the time of purchase.

In regards to the sale of Tesla Roadsters, revenue is generally recognized upon delivery of the vehicle. Concurrent with a purchase order for a Roadster that is manufactured to specification, customers must remit a refundable reservation payment (see Note 4). For vehicles purchased directly from our showrooms, no deposit is required. Approximately three months prior to production of a Tesla Roadster manufactured to specification, the reservation payment becomes nonrefundable in order to lock in a production slot. In a limited number of circumstances, we may deliver a vehicle to a customer without all of the options ordered by the customer if the options do not limit the functionality of the vehicle. This may happen, for example, in an instance where the customer orders an additional hard top which is not ready at the time the vehicle is delivered. In such cases, we will continue to defer the related revenue based on the undelivered item’s fair value, as evidenced by the contractual price of the option in stand-alone transactions.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

We began delivery of the Tesla Roadster in 2008. During 2008, many of the vehicles delivered were due powertrain upgrades. Although these vehicles performed to a level adequate for most driving conditions, we had promised our customers an upgrade of the powertrain. As a result, we deferred all revenue recognition of these Tesla Roadsters that we had delivered in 2008 until they were retrofitted with the new powertrain.

While sales of vehicle options and accessories may take place separately from a vehicle sale, they are often part of one vehicle sales agreement resulting in multiple element arrangements. We are able to establish the fair value for each of the deliverables within the multiple element arrangements because we sell each of the vehicles, vehicle accessories and options separately, outside of any multiple element arrangements. As each of these items has stand alone value to the customer, revenue from sales of vehicle accessories and options are recognized when those specific items are delivered to the customer.

We record revenue for destination charges billed to our customers. Revenue from destination charges totaled approximately $0.1 million, $1.9 million, $0.4 million (unaudited) and $0.2 million (unaudited) for the years ended December 31, 2008, 2009 and the three months ended March 31, 2009 and 2010, respectively. The related costs are recorded in cost of sales.

In February 2010, we began offering a leasing program to qualified customers in the United States for the Tesla Roadster. Through our wholly owned subsidiary, Tesla Motors Leasing, Inc., qualifying customers are permitted to lease the Tesla Roadster for 36 months, after which time they have the option of either returning the vehicle to us or purchasing it for a pre-determined residual value. We account for these leasing transactions as operating leases and accordingly, we recognize leasing revenues on a straight-line basis over the term of the individual leases and record cost of sales equal to the depreciation of the leased vehicles. Lease revenues are recorded in automotive sales and through March 31, 2010 (unaudited) have not been significant.

Zero Emission Vehicle Credit Sales

California and certain other states have laws in place requiring vehicle manufacturers to ensure that a portion of the vehicles delivered for sale in that state during each model year are zero emission vehicles. These laws provide that a manufacturer of zero emission vehicles may earn credits, referred to as ZEV credits, and may sell excess credits to other manufacturers who apply such credits to comply with these regulatory requirements. As a manufacturer solely of zero emission vehicles, we have earned ZEV credits on vehicles sold in such states, and we expect to continue to earn these credits in the future. Since our only commercial vehicle is electric, we do not receive any benefit from the generation of ZEV credits, and accordingly look to sell them to other vehicle manufacturers. In order to facilitate the sale of these credits, we enter into contractual agreements with third parties requiring them to purchase our ZEV credits at pre-determined prices. We recognize revenue on the sale of these credits at the time legal title to the credits is transferred to the purchasing party by the governmental agency issuing the credits.

Extended Service and Battery Replacement Plans

We provide customers with the opportunity to purchase an extended warranty for the period after the end of our initial New Vehicle Limited Warranty to extend coverage for an additional three years or 36,000 miles, whichever comes first. We refer to this program as our Extended Service Plan. Amounts collected on these sales are initially recorded in deferred revenues on the consolidated balance sheet and recognized in automotive sales over the extended warranty period. Through March 31, 2010 (unaudited), we have not recognized revenues related to the Extended Service Plan.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Additionally, within three months of purchasing a vehicle, we provide customers with a one time option to replace the battery packs in their vehicles at any time after the expiration of the New Vehicle Limited Warranty but before the tenth anniversary of the purchase date of their vehicles. We refer to this program as our Battery Replacement Plan. Amounts collected on these sales are initially recorded in deferred revenues on the consolidated balance sheets and recognized in automotive sales as we fulfill our obligation to replace the battery packs. Through March 31, 2010 (unaudited), we have not recognized revenues related to the Battery Replacement Plan.

Automotive sales consisted of the following for the periods presented (in thousands):

				Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Vehicle, options and related sales	$73	$14,742	$111,555	$20,886	$18,095
Powertrain component and related sales	—	—	388	—	2,490

	$73	$14,742	$111,943	$20,886	$20,585

Development Services Revenue

Revenue from development service arrangements consist of revenue earned from the development of electric vehicle powertrain components for other automobile manufacturers, including the design and development of battery packs and chargers to meet a customer’s specifications. Beginning in the quarter ended March 31, 2010, we started entering into such contracts with the expectation that our development services would constitute a viable revenue-generating activity. Revenue is recognized as the performance requirements of each development arrangement are met and collection is reasonably assured. Where development arrangements include substantive at-risk milestones, revenue is recognized based upon the achievement of the contractually-defined milestones. Amounts collected in advance of meeting all of the revenue recognition criteria are not recognized in the consolidated statement of operations and are instead recorded as deferred revenue on the consolidated balance sheet. Costs of development services are expensed as incurred. Costs of development services incurred in periods prior to the finalization of an agreement are recorded as research and development expenses; once an agreement is finalized, these costs are recorded in cost of revenues. Through March 31, 2010, development services revenue has not been significant.

Prior to 2010, compensation from the Smart fortwo development arrangement with Daimler AG (“Daimler”), which is discussed below under “Development Compensation”, was recorded as an offset to research and development expenses. This early arrangement was motivated primarily by the opportunity to engage Daimler and at the same time, jointly progress our own research and development activities with the associated development compensation.

Development Compensation

In May 2009, we entered into an agreement with Daimler related to the development of a battery pack and charger for Daimler’s Smart fortwo electric drive. We began development efforts in the year ended December 31, 2008 and began receiving payments to compensate us for the cost of our development activities prior to entering into the formal agreement in May 2009. We received aggregate payments in the amount of $10.2 million during 2008 for our services; however, we deferred recognition for these payments received in advance of the execution

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

of the final agreement because a number of significant contractual terms were not in place prior to that time. Upon entering into the final agreement in May 2009, we had received and deferred an aggregate of $14.5 million under the agreement. Under the terms of the final agreement, Daimler was to pay us an additional $8.7 million subject to successful completion and acceptance of certain development milestones.

We recognized the $14.5 million paid in advance of the execution of the final agreement as deferred development compensation on a straight-line basis. This amount was recognized over the expected life of the agreement, beginning in May 2009 and continuing through November 2009. Payments received upon the achievement of development milestones subsequent to the execution of the final agreement in May 2009 were recognized upon achievement and acceptance of the respective milestones. All amounts received under this agreement were recognized as an offset to research and development expenses, as we were performing development activities on behalf of Daimler, were being compensated for the cost of these activities and could not practicably separate the efforts or costs related to these activities from our own research and development.

As of December 31, 2009, all development work related to the development agreement had been completed, and we had recognized the full $23.2 million under the development agreement.

Freestanding Preferred Stock Warrants

We account for freestanding warrants to purchase shares of our convertible preferred stock as liabilities on the consolidated balance sheets at fair value upon issuance. The convertible preferred stock warrants are recorded as a liability because the underlying shares of convertible preferred stock are contingently redeemable which therefore, may obligate us to transfer assets at some point in the future (see Note 7). The warrants are subject to re-measurement to fair value at each balance sheet date and any change in fair value is recognized in other income (expense), net, on the consolidated statements of operations. For the Series E convertible preferred stock warrants issued to the DOE (see Notes 15 and 16), we will continue to adjust the liability for changes in fair value until the earlier of vesting or expiration of the warrants. Upon the completion of a qualifying initial public offering, these warrants will convert into warrants to purchase our common stock and the related liability will continue to be adjusted for changes in fair value until the earlier of vesting or expiration of the warrants. At that time, the warrant liability will be reclassified to common stock or additional paid-in capital, as applicable. For our Series C and other Series E convertible preferred stock warrants, we will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, conversion of convertible preferred stock into common stock, or until the convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the convertible preferred stock warrant liability will be reclassified to convertible preferred stock or additional paid-in capital, as applicable.

Cash and Cash Equivalents

All highly liquid investments with an original or remaining maturity of three months or less at the date of purchase are considered to be cash equivalents. We currently deposit excess cash primarily in money market funds.

Restricted Cash and Deposits

We maintain certain cash amounts restricted as to withdrawal or use. We maintained a balance of approximately $1.2 million, $3.6 million and $7.5 million (unaudited) as of December 31, 2008, 2009 and March 31, 2010, respectively. The restricted cash represents security held by a vendor as part of the vendor’s standard credit policies, security deposits related to lease agreements and equipment financing, as well as certain refundable reservation payments segregated in accordance with state consumer protection regulations. The

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

balance as of March 31, 2010, also includes a $3.0 million (unaudited) deposit paid into escrow related to the purchase of manufacturing equipment.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily include amounts related to the performance of powertrain development services and sales of ZEV credits as of December 31, 2008 and from the performance of powertrain development services and sales of powertrain components as of December 31, 2009 and March 31, 2010 (unaudited). In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we provide an allowance against amounts receivable to reduce the net recognized receivable to the amount it reasonably believes will be collected. As of December 31, 2008, 2009 and March 31, 2010 (unaudited), we determined that no allowance for doubtful accounts was required.

Concentration of Risk

Financial instruments that potentially subject us to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. Our cash and cash equivalents are primarily invested in money market funds with high credit quality financial institutions in the United States. At times, these deposits and securities may be in excess of insured limits. To date, we have not experienced any losses on our deposits of cash and cash equivalents. In 2008, our accounts receivable were derived primarily from the performance of powertrain development services and the sale of ZEV credits. In 2009, our accounts receivable were derived from vehicle sales, the performance of powertrain development services, the sale of ZEV credits and sales of powertrain components. During the three months ended March 31, 2010 (unaudited), our accounts receivable were derived primarily from the performance of powertrain development services and sales of powertrain components. The accounts receivable balances related to powertrain development services and sales of powertrain components were derived substantially from activities performed for one customer and represented 48%, 82% and 93% (unaudited) of accounts receivable as of December 31, 2008, 2009 and March 31, 2010, respectively. The accounts receivable balances related to the ZEV credits are derived from sales primarily to one customer who represented 51%, 0% and 0% (unaudited) of accounts receivable as of December 31, 2008, 2009 and March 31, 2010, respectively. We perform credit evaluations of our customers’ financial condition and, generally, require no collateral.

A number of components that meet our manufacturing requirements are available only from single source suppliers. For example, Lotus is the only manufacturer for certain components, such as the chassis of our Tesla Roadster. In other instances, although there may be multiple suppliers available, many of the components used in our vehicles are purchased by us from a single source. If these single source suppliers fail to satisfy our requirements on a timely basis at competitive prices, we could suffer manufacturing delays, a possible loss of revenues, or incur higher cost of sales, any of which could adversely affect our operating results.

Inventories and Inventory Valuation

Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. We record inventory write-downs based on reviews for excess and obsolescence determined primarily by future demand forecasts. We also adjust the carrying value of our inventories when we believe that the net realizable value is less than the carrying value. These write-downs are measured as the difference between the cost of the inventory, including estimated costs to complete, and estimated selling prices. The provisions recorded prior to commencement of sales of the Roadster automobile

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

were recorded as a charge to research and development expenses. Upon the commercial introduction of the Tesla Roadster, charges were recorded as a component of cost of sales. Once inventory is written down, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Adverse Purchase Commitments

To the extent future inventory purchases under non-cancellable purchase orders are for excess or obsolete parts or the related inventory is deemed to be in excess of its net realizable value, we record a provision for adverse purchase commitments. The charges recorded prior to commencement of sales of the Roadster automobile in the fourth quarter of 2008 were recorded as research and development expenses. Upon commencement of sales, charges were recorded as a component of cost of sales. During the year ended December 31, 2007, we recorded charges of $1.5 million to research and development expenses. During the year ended December 31, 2008, we recorded charges of $1.0 million to research and development expenses and $0.4 million to cost of sales. During the year ended December 31, 2009, we recorded charges of $0.4 million to cost of sales. We did not record significant charges during the three months ended March 31, 2010 (unaudited).

Property and Equipment

Property and equipment are recognized at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Computer equipment and software	3 years
Office furniture and equipment	3 to 7 years
Tooling	5 years
Leasehold improvements	5 years
Operating lease vehicles	3 years

Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repair expenditures are expensed as incurred, while major improvements that increase functionality of the asset are capitalized and depreciated ratably to expense over the identified useful life.

Long-lived Assets

We evaluate our long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s estimated fair value. As of March 31, 2010 (unaudited), we have not recorded any impairment losses on our long-lived assets.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist primarily of payroll, benefits and stock-based compensation of those employees engaged in research, design and development activities, costs related to design tools, license expenses related to intellectual property, supplies

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

and services, depreciation and other occupancy costs. Also included in research and development are development services costs incurred, if any, prior to the finalization of agreements with our development services customers as reaching a final agreement and revenue recognition is not assured. Development services costs incurred after the finalization of an agreement are recorded in cost of revenues.

Income Taxes

Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-based Compensation

Prior to January 1, 2006, we accounted for employee stock-based compensation under an intrinsic value method which required compensation expense for an option to be based on the difference, if any, on the date of the grant, between the fair value of a company’s common stock and the exercise price of the option. Accordingly, no compensation expense was recognized if the exercise price of the option was equal to the fair value of the underlying common stock. Employee stock-based compensation determined under the intrinsic value method was recognized using the multiple option method over the option vesting period.

Effective January 1, 2006, we adopted the fair value method of accounting for stock options granted to employees which requires the recognition of compensation expense for costs related to all share-based payments, including stock options. The fair value method requires companies to estimate the fair value of share-based payment awards on the grant date using an option pricing model. We adopted the fair value method using the prospective method which requires nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes to apply the fair value method to option grants issued on and after the date of adoption. For options that have not yet vested but were granted prior to the adoption of the fair value method, we continue to recognize stock-based compensation expense under the intrinsic value method. In addition, we continue to amortize any stock-based compensation from options granted prior to January 1, 2006 utilizing an accelerated amortization schedule, while amortizing the stock-based compensation from options granted or modified after January 1, 2006 on a straight-line basis over the service period.

We have elected to use the “with and without” approach in determining the order in which tax attributes are utilized. As a result, we will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to us have been utilized. In addition, we have elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through our statement of operations.

We account for equity instruments issued to non-employees based on the fair value of the awards. The fair value of the awards granted to non-employees is re-measured as the awards vest and the resulting change in fair value, if any, is recognized in the consolidated statements of operations during the period the related services are rendered.

For performance-based awards such as the stock options granted to our Chief Executive Officer (see Note 9), stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Foreign Currency Remeasurement and Transactions

For each of our foreign subsidiaries, the functional currency is the U.S. Dollar. For these foreign subsidiaries, monetary assets and liabilities denominated in non U.S. currencies are re-measured to U.S. Dollars using current exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in non-U.S. currencies are maintained at historical U.S. Dollar exchange rates. Revenues and expenses are re-measured at average U.S. Dollar monthly rates.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Transaction gains and losses are recognized in other income (expense), net in the consolidated statements of operations and have not been significant for any periods presented.

Comprehensive Loss

Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources. Through March 31, 2010 (unaudited), there are no components of comprehensive loss which are not included in net loss; therefore, a separate statement of comprehensive loss has not been presented.

We do not have any foreign currency translation adjustments as a component of other comprehensive loss through March 31, 2010 (unaudited), as the functional currency of all our foreign subsidiaries is the U.S. Dollar.

Warranties

We provide a warranty on all vehicle sales, and we accrue warranty reserves at the time a vehicle is delivered to a customer. Warranty reserves include management’s best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience as it becomes available and other known factors that may impact our evaluation of historical data. We review our reserves at least quarterly to ensure that our accruals are adequate in meeting expected future warranty obligations, and we will adjust our estimates as needed. Warranty expense is recorded as a component of cost of sales in the consolidated statements of operations. The portion of the warranty provision which is expected to be incurred within 12 months from the balance sheet date is classified as current, while the remaining amount is classified as long-term liabilities.

We began recording warranty reserves with the commencement of Tesla Roadster sales in 2008. Initially, Tesla Roadsters were sold with a warranty of four years or 50,000 miles. More recently, Tesla Roadsters have been sold with a warranty of three years or 36,000 miles. Accrued warranty activity for 2008, 2009 and the three months ended March 31, 2010, were as follows (in thousands):

	2008	2009	Three Months Ended March 31, 2010
			(Unaudited)
Accrued warranty—beginning of period	$—	$858	$3,757
Warranty costs incurred	—	(1,508)	(375)
Provision for warranty	858	4,407	625

Accrued warranty—end of period	$858	$3,757	$4,007

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Net Loss per Share of Common Stock

Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate our basic net loss per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest. The diluted net loss per share of common stock is computed by dividing the net loss using the weighted-average number of common shares, excluding common stock subject to repurchase, and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of common stock subject to repurchase and stock options to purchase common stock and warrants to purchase convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock and convertible notes payable (using the if-converted method).

The following table presents the potential common shares outstanding that were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

				Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Convertible preferred stock	26,706,184	26,706,184	70,226,844	26,706,184	70,226,844
Stock options to purchase common stock	4,346,312	2,929,090	11,640,700	3,005,350	11,564,717
Common stock subject to repurchase	306,909	92,449	46,421	70,554	25,294
Convertible preferred stock warrants	227,815	1,830,352	516,506	507,968	516,506
Convertible notes payable	—	13,575,287	—	—	—

Pro forma basic and diluted net loss per share of common stock (unaudited) has been computed to give effect to the assumed conversion of the convertible preferred stock into common stock. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from re-measurements of the outstanding convertible preferred stock warrant liability through March 31, 2010 as it is assumed that these warrants will be exercised immediately prior to a qualifying initial public offering and will no longer require periodic revaluation.

The following table sets forth the computation of our pro forma basic and diluted net loss per share of common stock (unaudited) (in thousands, except for share amounts):

	2009		Three Months Ended March 31, 2010
Net loss		$(55,740)		$(29,519)
Change in fair value of convertible preferred stock warrant liability		1,128		2,332

Net loss used in computing pro forma net loss per share of common stock, basic and diluted		$(54,612)		$(27,187)

Shares used in computing net loss per share of common stock, basic and diluted		7,021,963		7,301,940
Pro forma adjustments to reflect assumed conversion of convertible preferred stock including preferred stock issuable upon net settlement of convertible preferred stock warrants

Shares used in computing pro forma net loss per share of common stock, basic and diluted
Pro forma net loss per share of common stock, basic and diluted	$		$

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (“ASC”) which identifies the ASC as the authoritative source of generally accepted accounting principles (“GAAP”) in the United States. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued a new accounting standard which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the FASB delayed the effective date of the standard until the first quarter of 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The standard does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In April 2009, the FASB issued further guidance for estimating fair value when the level of market activity for an asset or liability has significantly decreased, which is effective for interim and annual periods ending after June 15, 2009. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued a new accounting standard related to disclosures about derivative instruments and hedging activities. This standard is intended to improve financial reporting by requiring transparency about the location and amounts of derivative instruments in an entity’s financial statements; clarifies the accounting for derivative instruments and related hedged items; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In May 2008, the FASB issued a new accounting standard which requires the recognition of both the liability and equity components of convertible debt instruments with cash settlement features. Under the standard, the debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the convertible debt instrument and the fair value of the straight debt liability. The separation of the equity component creates a debt discount which is required to be accreted over the expected life of the debt. Retrospective application to all periods presented is required. This standard is effective for us beginning in the first quarter of 2009. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In June 2008, the FASB issued a new accounting standard for determining whether instruments granted in share-based payment transactions are considered participating securities for the purposes of calculating earnings per share. The standard clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common stockholders, and therefore, are considered participating securities. The two-class method of computing basic and diluted earnings per share would have to be applied. This standard is effective for fiscal years beginning after December 31, 2008. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an accounting standard update which requires companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. The guidance is effective beginning January 1, 2011 with

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

early application permitted. We are currently evaluating both the timing and the impact of the standard on our consolidated financial statements.

In January 2010, the FASB issued updated guidance related to fair value measurements and disclosures which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level I and Level II fair value measurements and to describe the reasons for the transfers. In addition, in the reconciliation of fair value measurements using Level III inputs, a reporting entity will be required to disclose information about purchases, sales, issuances and settlements on a gross rather than on a net basis. The updated guidance will also require fair value disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring Level II and Level III fair value measurements. The updated guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for the disclosures regarding the reconciliation of Level III fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this updated guidance did not have a material impact on our consolidated financial statements.

In April 2010, the FASB issued an accounting standard update which provides guidance on the criteria to be followed in recognizing revenue under the milestone method. The milestone method of recognition allows a vendor who is involved with the provision of deliverables to recognize the full amount of a milestone payment upon achievement, if, at the inception of the revenue arrangement, the milestone is determined to be substantive as defined in the standard. The guidance is effective on a prospective basis for milestones achieved in fiscal years and interim periods within those fiscal years, beginning on or after June 15, 2010. Early adoption is permitted. We do not expect the adoption of the guidance to have a material impact on our consolidated financial statements.

3. Balance Sheet Components

As of December 31, 2008, 2009 and March 31, 2010, our inventory consisted of the following components (in thousands):

	December 31, 2008	December 31, 2009	March 31, 2010
			(Unaudited)
Inventory
Raw material	$4,646	$10,001	$9,739
Work in process	4,372	3,403	3,766
Finished goods	7,518	7,038	12,644
Service	114	2,780	2,439

	$16,650	$23,222	$28,588

During 2007, 2008, 2009 and the three months ended March 31, 2010, we wrote down inventory as a result of excess and obsolete inventories held during these periods and when we believed that the net realizable value of inventories held during these periods was less than the carrying value. During 2007, we recorded write-downs of $0.8 million in research and development expenses. During 2008, we recorded write-downs of $3.7 million in research and development expenses and $0.6 million in cost of sales. During 2009 and the three months ended March 31, 2010, we recorded write-downs of $1.4 million and $0.1 million (unaudited) in cost of sales.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

As of December 31, 2008, 2009 and March 31, 2010, our property and equipment consisted of the following components (in thousands):

	December 31, 2008	December 31, 2009	March 31, 2010
			(Unaudited)
Property and Equipment, net
Computer equipment and software	$5,476	$5,376	$6,250
Office furniture, machinery and equipment	4,682	7,935	8,725
Tooling	11,580	15,010	15,528
Leasehold improvements	3,881	5,325	5,453
Construction in progress	—	2,619	5,064
Operating lease vehicles	—	—	535

	25,619	36,265	41,555
Less: Accumulated depreciation and amortization	(6,826)	(12,730)	(14,689)

	$18,793	$23,535	$26,866

Depreciation and amortization expense during 2007, 2008, 2009 and the three months ended March 31, 2009 and 2010, was $2.9 million, $4.2 million, $6.9 million, $1.4 million (unaudited) and $2.1 million (unaudited), respectively. Total property and equipment assets under capital lease at December 31, 2008, 2009 and March 31, 2010, were $0.5 million, $0.6 million and $0.4 million (unaudited), respectively. Accumulated depreciation related to assets under capital lease as of these dates were $0.1 million, $0.1 million and $0.1 million (unaudited), respectively. Vehicles that are leased as part of our leasing program, are classified as operating lease vehicles. Accumulated depreciation related to leased vehicles was insignificant as of March 31, 2010 as we had launched the leasing program in February 2010.

As of December 31, 2008, 2009 and March 31, 2010, our other assets consisted of the following (in thousands):

	December 31, 2008	December 31, 2009	March 31, 2010
			(Unaudited)
Other Assets
Loan facility issuance costs	$—	$709	$7,540
Common stock issuance costs	—	1,337	2,374
Others	259	704	451

	$259	$2,750	$10,365

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

As of December 31, 2008, 2009 and March 31, 2010, our accrued liabilities consisted of the following (in thousands):

	December 31, 2008	December 31, 2009	March 31, 2010
			(Unaudited)
Accrued Liabilities
Payroll and related	$1,063	$2,192	$2,443
Accrued warranty	—	1,445	1,633
Provision for adverse purchase commitments	2,173	523	522
Taxes payable	1,803	452	479
Research and development	1,972	728	409
Professional services	515	2,255	350
Inventory	1,201	2,372	—
Tooling and other fixed assets	1,234	1,298	—
Common stock and loan facility issuance costs	—	1,253	—
Others	1,184	2,014	2,086

	$11,145	$14,532	$7,922

As of December 31, 2008, 2009 and March 31, 2010, our other long-term liabilities consisted of the following (in thousands):

	December 31, 2008	December 31, 2009	March 31, 2010
			(Unaudited)
Other Long-Term Liabilities
Accrued warranty, long-term	$858	$2,312	$2,374
Interest on notes payable	3,618	—	—
Deferred rent liability	334	1,147	1,488

	$4,810	$3,459	$3,862

4. Refundable Reservation Payments

We receive refundable reservation payments from our customers who purchase vehicles manufactured to specification for purposes of securing their vehicle production slot. These amounts are recorded as current liabilities until the time the vehicle is delivered. Approximately three months prior to production of a Tesla Roadster manufactured to specification, the reservation payment becomes nonrefundable in order to lock in a production slot. For the Model S, our current reservation agreements provide for a $50 cancellation fee until the customer selects options. Upon selection of options, the customer will make an additional reservation payment, following which the cancellation fee becomes $10,000. Amounts received by us as refundable reservation payments are generally not restricted as to their use by us. Upon delivery of the vehicle, the related reservation payments are recognized in automotive sales as part of the respective vehicle sale. As of December 31, 2008, 2009 and March 31, 2010, refundable reservation payments in the amount of $48.0 million, $26.0 million and $26.0 million (unaudited), respectively, were recorded as current liabilities on the consolidated balance sheets.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

5. Convertible Preferred Stock

The following table summarizes information related to our convertible preferred stock at March 31, 2010 (unaudited):

	Par Value	Share Price at issuance	Authorized	Issued and Outstanding	Liquidation Preference	Proceeds, Net
	(In thousands except share and per share amounts)
Series A	$0.001	$0.49	7,213,000	7,213,000	$3,556	$3,549	*
Series B	0.001	0.74	17,459,456	17,459,456	12,920	12,899
Series C	0.001	1.14	35,893,172	35,242,290	40,000	39,789
Series D	0.001	2.44	18,440,449	18,440,449	45,000	44,941
Series E	0.001	2.51	112,897,905	102,776,779	258,175	135,669
Series F	0.001	2.97	30,000,000	27,785,263	82,500	82,378

Total			221,903,982	208,917,237	$442,151	$319,225

*	Net of $3.9 million conversion of Series A convertible preferred stock to common stock.

In May 2007, we completed financing totaling $45.0 million through the issuance of 18,440,449 shares of Series D convertible preferred stock at $2.44 per share.

In November 2007, 8,000,000 shares of Series A convertible preferred stock valued at $0.49 per share were converted into common stock on a 1 for 1 basis.

In May 2009, we completed a financing in which $50.0 million of proceeds were received for 19,901,290 shares of Series E convertible preferred stock at a price per share of $2.51. In connection with this financing, $58.2 million of principal and accrued interest on convertible notes outstanding as of December 31, 2008 and principal and accrued interest on subsequently issued convertible notes in the amount of $28.0 million were converted into 82,875,489 shares of Series E convertible preferred stock, and outstanding warrants to purchase Series D convertible preferred stock were converted into warrants to purchase 866,091 shares of Series E convertible preferred stock at an exercise price of $2.51 per share (see Notes 6 and 7).

In August 2009, we completed a financing totaling approximately $82.5 million through the issuance of 27,785,263 shares of Series F convertible preferred stock at $2.97 per share.

Ranking

The convertible preferred stock ranks senior to all common stock. The Series F convertible preferred stock is the most senior series of preferred stock followed in order of preference by the Series E, D, C, B and A convertible preferred stock.

Dividends

The holders of all series of the convertible preferred stock are entitled to receive non-cumulative dividends at the per annum rate of 6% of the original issue price of such stock in the order of their preference, when and if declared by the Board of Directors. No dividends on the convertible preferred stock or common stock have been declared by the Board of Directors from inception through March 31, 2010 (unaudited).

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Voting Rights

For all voting matters other than for the Board of Directors, the holders of each series of convertible preferred stock vote equally with shares of common stock on an as-converted basis. The authorized size of the Board of Directors is set at 11 members. Of these members, three members are elected by the holders of the Series A and Series B, voting together as a single class; one member is elected by the holders of the Series C; two members are elected by the holders of the Series D; one member is elected by the holders of the Series F; three members are elected by the holders of the common stock; and one member is elected by the holders of the common stock and convertible preferred stock voting together as a single class.

Optional Conversion

Each share of convertible preferred stock may be converted, at the option of the holder, at any time into common stock as is determined by dividing the applicable original issue price by the conversion price as adjusted for certain dilutive issuances, splits and combinations.

The following table summarizes the original issuance price and the applicable conversion price of all series of convertible preferred stock, as adjusted for certain dilutive issuances:

	Original Issuance Price	Conversion Price
Series A	$0.49	$1.48
Series B	0.74	2.22
Series C	1.14	3.24
Series D	2.44	7.32
Series E	2.51	7.54
Series F	2.97	8.91

Each of our Series A, B, D, E and F convertible preferred stock will convert on a 1:0.33 basis into common stock while the Series C convertible preferred stock will convert on a 1:0.35 basis.

Mandatory Conversion

All outstanding shares of convertible preferred stock will be automatically converted into common stock at the then effective conversion price upon the earlier of (a) the sale of our Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933 in which we receive aggregate net cash proceeds of no less than $50.0 million and with a pre-public offering market capitalization of at least $250.0 million and (b) the date specified by written consent or agreement of the holders of at least two-thirds of the then outstanding shares of convertible preferred stock voting together as a single class on an as-converted basis.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of Tesla, the holders of all series of the convertible preferred stock are entitled to the payment of the following liquidation preferences, plus any accrued dividends:

Liquidation Preference
Series A	$0.49
Series B	0.74
Series C	1.14
Series D	2.44
Series E	2.51
Series F	2.97

With respect to the payment of the liquidation preference amounts described above, a liquidation, dissolution or winding up of Tesla shall be deemed to occur if we: (i) sell, convey, or otherwise dispose of all or substantially all of our property or business or merge with or into or consolidate with any other corporation, company or entity; or (ii) effect a transaction in which fifty percent or more of the voting power of Tesla is disposed of or converted into securities of another corporation, company or entity.

In the event of a deemed liquidation, dissolution or winding up of Tesla, the holders of all series of the convertible preferred stock are entitled to receive an amount equal to all declared but unpaid dividends for preferred stock, prior and in preference to any distribution of assets or surplus funds of Tesla to any holders of the common stock. If the assets and funds legally available for distribution among the holders of preferred stock are insufficient to permit payment in full to each holder of the convertible preferred stock, then the entire assets and funds of Tesla legally available for distribution shall be distributed to the holders of Series F, then ratably to the holders of Series E, then ratably to the holders of the Series D, then ratably to the holder of Series C, then ratably to the holders of Series B, and then ratably to the holders of Series A. After payment of the full liquidation preference to the holders of the convertible preferred stock, the remaining assets of Tesla shall be ratably distributed to the holders of common stock and convertible preferred stock on an as-if-converted basis. These liquidity features cause our convertible preferred stock to be classified as mezzanine capital rather than as a component of stockholders’ deficit.

Redemption

The convertible preferred stock is not redeemable by us or at the option of the preferred stockholders.

6. Convertible Notes Payable

As of December 31, 2008, we had $54.5 million of convertible notes payable outstanding. We had no convertible notes payable outstanding as of December 31, 2009 and March 31, 2010 (unaudited).

February 2008 Convertible Notes Payable Facility

In February 2008, we received proceeds of $40.3 million through the issuance of convertible notes payable and warrants. These convertible notes payable were secured by all of our personal and intellectual property, and accrued interest at a rate of 10% per annum. The principal and related interest was due and payable on December 31, 2010, unless earlier converted into shares of our convertible preferred stock. The convertible notes

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

payable were convertible at the election of the note holder into either the securities issuable in a subsequent round of financing at the per share price of such financing, or into Series D convertible preferred stock at a per share price of $2.44.

In connection with the February 2008 convertible notes payable, we issued warrants to purchase shares of either Series D convertible preferred stock at a price of $2.44 per share, which amounted to warrants to purchase 8,246,914 shares of Series D convertible preferred stock, or the securities issuable in a subsequent round of financing at the per share price of such securities. The warrants were exercisable, on or before the earlier of December 31, 2010 or an initial public offering. The warrants were recorded as a discount to the carrying value of the convertible notes in the amount of $0.2 million to be amortized to interest expense over the repayment period.

December 2008 Convertible Notes Payable Facility

In December 2008, we received proceeds of $14.5 million through the issuance of additional convertible notes payable. These convertible notes payable were secured by all of our personal and intellectual property and accrued interest at a rate of 10% per annum. The principal and related interest was due and payable on December 31, 2010, unless earlier converted into our convertible preferred stock upon the closing of a subsequent round of financing. The conversion price of these convertible notes was equal to 40% of the price of the shares sold in the subsequent round of financing.

Investors who participated in the February 2008 convertible note offering were eligible to exchange the convertible notes and warrants purchased in February 2008 for December 2008 convertible notes if certain conditions were met. Under these terms, the February 2008 convertible note holders exchanged $16.8 million of February 2008 convertible notes, $1.2 million of warrants, and $1.3 million of accrued interest for $18.2 million of December 2008 convertible notes upon the initial closing in December 2008, resulting in a gain on extinguishment of $1.2 million and interest expense of $0.2 million.

As of December 31, 2008, we had outstanding convertible notes under the February 2008 convertible note facility in the amount of $23.4 million and had accrued interest on the February 2008 convertible notes in the amount of $3.5 million. Also as of December 31, 2008, we had outstanding convertible notes under the December 2008 convertible note facility in the amount of $31.3 million and had accrued interest on the December 2008 convertible notes in the amount of $28,000. During 2008, we recognized $76,000 as interest expense as a result of the amortization of the debt discount. The carrying value for all of our convertible notes outstanding as of December 31, 2008 in the amount of $54.7 million was reduced by the remaining debt discount in the amount of $0.2 million on the consolidated balance sheet.

In February and March 2009, we received additional proceeds of $25.5 million through the issuance of additional convertible notes payable under the December 2008 convertible notes payable facility. In addition, the February 2008 convertible note holders exchanged another $19.1 million of February 2008 convertible notes, $1.5 million of warrants, and $1.8 million of accrued interest for $20.9 million of December 2008 convertible notes during these subsequent closings in February and March 2009.

The conversion option on the convertible notes issued in December 2008, February 2009 and March 2009, contained substantially different terms than those in the convertible notes issued in February 2008, resulting in a gain on extinguishment of $1.5 million and interest expense of $0.1 million.

In May 2009, we completed a qualified financing in which $50.0 million of proceeds was received for the purchase of 19,901,290 shares of Series E convertible preferred stock at a price of $2.51 per share. In connection

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

with this financing, the principal amount of all of our convertible notes outstanding in the amount of $80.2 million, consisting of the remaining outstanding February 2008 convertible notes that carried a principal balance of $4.3 million and the outstanding December 2008 convertible notes carrying a principal balance of $75.9 million, and accrued interest from these convertible notes in the amount of $6.1 million was converted into 82,875,489 shares of Series E convertible preferred stock, and outstanding warrants to purchase Series D convertible preferred stock were converted into warrants to purchase 866,091 shares of Series E convertible preferred stock at an exercise price of $2.51 per share. Therefore, there were no convertible notes outstanding as of December 31, 2009. In addition, the remaining debt discount related to the warrants issued with the February 2008 convertible notes was eliminated through interest expense at the time of the conversion and, therefore, we recognized interest expense in the amount of $0.2 million related to these warrants during 2009.

7. Convertible Preferred Stock Warrants

In March 2006, we issued warrants to purchase 650,882 shares of Series C convertible preferred stock in conjunction with the conversion of previously issued convertible notes payable into Series C convertible preferred stock. The warrants have an exercise price of $1.14 per share and expire on the earlier of March 30, 2011 or an initial public offering. As of December 31, 2008, 2009 and March 31, 2010, the fair value of warrants to purchase shares of the Series C convertible preferred stock in the amount of $0.3 million, $1.0 million and $2.3 million (unaudited), respectively, was included within the convertible preferred stock warrant liability on the consolidated balance sheets. We recognized a gain from the change in the fair value of the Series C warrants in the amount of $36,000 during 2007 and charges in the amounts of $0.1 million, $0.7 million, $34,000 (unaudited) and $1.3 million (unaudited) during 2008, 2009 and the three months ended March 31, 2009 and 2010, through other income (expense), net, on the consolidated statements of operations.

In February 2008, we issued warrants with the February 2008 convertible notes payable (see Note 6). The warrants allowed for the purchase of shares of either Series D convertible preferred stock at a price of $2.44 per share, which amounted to warrants to purchase 8,246,914 shares of Series D convertible preferred stock, or the securities issuable in a subsequent round of financing at the per share price of such securities. The warrants expire on the earlier of December 31, 2010 or a qualified initial public offering. These warrants also allow for net settlement at the option of the holder. We calculated the fair value of the warrants on the date of issue under the assumption that the warrants would be exercisable for Series D convertible preferred stock using the Black-Scholes option pricing model with the following assumptions: volatility of 60%, expected term of 0.7 years, risk-free interest rate of 2.0% and dividend yield of 0%. We recorded the issuance date fair value of the warrants in the amount of $0.3 million as a liability on the consolidated balance sheet.

On December 24, 2008, warrants to purchase 3,439,305 of the shares of Series D convertible preferred stock were extinguished as a result of the election of certain holders of the February 2008 convertible notes to exchange their notes and warrants for December 2008 convertible notes (see Note 6). On the date of the exchange, we recognized a gain in the amount of $1.3 million through other income (expense), net in connection with the extinguishment of these warrants. As of December 31, 2008, the fair value of the remaining warrants to purchase 4,807,609 shares of Series D convertible preferred stock in the amount of $1.7 million was included within the convertible preferred stock warrant liability on the consolidated balance sheet.

During the year ended December 31, 2009, warrants to purchase an additional 3,967,152 shares of Series D convertible preferred stock were extinguished as a result of the election of certain remaining holders of the February 2008 convertible notes as part of an exchange of their notes and warrants for December 2008 convertible notes. On the date of the exchange, we recognized a gain in the amount of $1.5 million through other income (expense), net in connection with the extinguishment of these warrants.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

In May 2009, we completed our Series E financing in which $50.0 million of proceeds was received for the purchase of 19,901,290 shares of Series E convertible preferred stock at a price of $2.51 per share. In connection with this financing, the remaining holders of the February 2008 notes and warrants converted their notes into shares of Series E convertible preferred stock and converted their warrants into warrants to purchase 866,091 shares of Series E convertible preferred stock.

As of December 31, 2009 and March 31, 2010, excluding the DOE warrant (see Note 15), the fair value of warrants to purchase 866,091 shares of the Series E convertible preferred stock in the amount of $0.7 million and $1.9 million (unaudited) was included within the convertible preferred stock warrant liability on the consolidated balance sheets. During 2009 and the three months ended March 31, 2010, we recognized a charge for the change in the fair value of the Series E warrants in the amount of $0.4 million and $1.2 million (unaudited) through other income (expense), net, on the consolidated statement of operations.

As of December 31, 2008, 2009 and March 31, 2010 (unaudited), excluding the DOE warrant (see Note 15), there were total outstanding warrants to purchase an aggregate of 5,458,491 shares of Series C and D, 1,516,973 shares of Series C and E, and 1,516,973 shares of Series C and E, respectively, of our convertible preferred stock that had a weighted average exercise price of $2.28, $1.92 and $1.92 per share, respectively.

8. Common Stock

As of December 31, 2009, we were authorized to issue 313,006,077 shares of capital stock with a par value of $0.001 per share. The authorized shares consist of 100,000,000 shares of common stock and 213,006,077 shares of convertible preferred stock. In January 2010, we increased the number of authorized shares of our common stock from 100,000,000 to 106,666,667 shares and the number of authorized shares of our authorized preferred stock from 213,006,077 to 221,903,982 shares.

In November 2007, the chairman of our Board of Directors converted 8,000,000 shares of Series A convertible preferred stock to 2,666,666 shares of common stock.

Early Exercise of Employee Options

Stock options granted under our stock option plan on or prior to October 29, 2008 provide employee option holders the right to exercise unvested options in exchange for shares of restricted common stock. Unvested shares, in the amounts of 306,909, 92,449, 46,421 and 25,294 (unaudited) as of December 31, 2007, 2008, 2009 and March 31, 2010, respectively, were subject to a repurchase right held by us at the original issuance price in the event the optionees’ employment is terminated either voluntarily or involuntarily. For exercises of employee options, this repurchase right generally lapses as to   1/4th of the shares subject to the option on the first anniversary of the vesting start date and as to   1/48th of the shares monthly thereafter. Due to the administrative burden and cost, we abandoned the practice of granting options with a right to early exercise. To date, we have always exercised our right to repurchase unvested restricted shares upon the termination of an employee.

These repurchase terms are considered to be a forfeiture provision and do not result in variable accounting. The restricted shares issued upon early exercise of stock options are legally issued and outstanding. However, these restricted shares are only deemed outstanding for basic earnings per share computation purposes upon the respective repurchase rights lapsing. We treat cash received from employees for the exercise of unvested options as a refundable deposit shown as a liability in our consolidated balance sheets. As of December 31, 2007, 2008, 2009 and March 31, 2010, we included cash received for early exercise of options of $0.2 million, $0.1 million, $39,000 and $22,000 (unaudited), respectively, in accrued liabilities. Amounts from accrued liabilities are transferred into common stock and additional paid-in capital as the shares vest.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

9. Equity Incentive Plans

In July 2003, we adopted the 2003 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of stock options and stock purchase rights to employees, directors and consultants of Tesla. Options granted under the Plan may be either incentive options or nonqualified stock options. Incentive stock options (“ISOs”) may be granted only to our employees including officers and directors. Nonqualified stock options (“NSOs”) and stock purchase rights may be granted to our employees and consultants. As of March 31, 2010, there were 14,746,246 (unaudited) shares of common stock reserved for issuance under the Plan.

Options under the Plan may be granted at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% or 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. The fair value of the shares is determined by the Board of Directors on the date of grants and the stock options generally have a contractual life of 7 years. Options become exercisable at the rate of no less than 20% per year over five years from the date of grants, except for options granted to officers, directors and consultants which typically become exercisable at the rate of no less than 25% after one year and vest monthly thereafter for the next 36 months.

In October 2008, we modified the vesting of 510,056 stock options granted during 2007 and 2008 such that the first year of vesting was on a monthly basis. This transaction was accounted for as a modification and did not have a material impact on our consolidated balance sheet, statements of operations or cash flows.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

The following table summarizes option activity under the Plan:

		Outstanding Options
	Shares Available for Grant	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2006	1,278,622	2,204,820	$0.33
Additional options reserved	2,166,666	—	—
Repurchased restricted stock	23,332	—	0.71
Granted	(3,190,478)	3,190,478	1.66
Exercised	—	(652,435)	0.46
Canceled	463,217	(463,217)	0.95

Balance, December 31, 2007	741,359	4,279,646	1.23
Repurchased restricted stock	125,082	—	0.67
Granted	(1,445,756)	1,445,756	2.70
Exercised	—	(733,604)	0.37
Canceled	2,129,374	(2,129,374)	1.64

Balance, December 31, 2008	1,550,059	2,862,424	1.88
Additional options reserved	8,366,666	—	—
Repurchased restricted stock	4,836	—	0.90
Granted	(10,275,974)	10,275,974	5.98
Exercised	—	(195,264)	1.19
Canceled	1,369,100	(1,369,100)	2.70

Balance, December 31, 2009	1,014,687	11,574,034	5.44
Additional options reserved (unaudited)	666,666	—	—
Repurchased restricted stock (unaudited)	8,333	—	1.32
Granted (unaudited)	(402,660)	402,660	9.96
Exercised (unaudited)	—	(339,908)	1.03
Canceled (unaudited)	138,735	(138,735)	4.76

Balance, March 31, 2010 (unaudited)	1,425,761	11,498,051	5.73

Additional information regarding our stock options outstanding and exercisable as of December 31, 2009 is summarized below:

	Options Outstanding at December 31, 2009			Options Exercisable at December 31, 2009
Range of Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.15 - $6.63	11,574,034	6.41	$5.44	2,141,146	5.61	$3.76

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Additional information regarding our stock options outstanding and exercisable as of March 31, 2010 is summarized below (unaudited):

Range of Exercise Price	Options Outstanding at March 31, 2010			Options Exercisable at March 31, 2010
	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$0.15 - $9.96	11,498,051	6.36	$5.73	2,246,473	5.79	$4.39

The aggregate intrinsic value represents the total pretax intrinsic value (i.e., the difference between our common stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options. The aggregate intrinsic value of options outstanding as of December 31, 2009 and March 31, 2010 was $13.8 million and $48.6 million (unaudited), respectively. The intrinsic value of options exercisable was $6.1 million and $12.5 million (unaudited), and the intrinsic value of options vested and expected to vest was $12.3 million and $37.1 million (unaudited) as of December 31, 2009 and March 31, 2010, respectively. The total intrinsic value of options exercised was $0.2 million, $1.4 million, $0.6 million and $3.6 million (unaudited) for 2007, 2008, 2009, and the three months ended March 31, 2010, respectively.

Fair Value Adoption

We adopted the fair value method on January 1, 2006 in recognizing stock-based compensation expense. Under the fair value method, we estimated the fair value of each option award on the grant date using the Black-Scholes option pricing model and the weighted average assumptions noted in the following table.

	2007	2008	2009	Three Months Ended March 31, 2010
				(Unaudited)
Risk-free interest rate	4.4%	2.2%	2.2%	2.4%
Expected term (in years)	4.6	4.6	4.6	4.6
Expected volatility	52%	53%	64%	72%
Dividend yield	0%	0%	0%	0%

The weighted-average grant-date fair value for option awards granted in 2007, 2008, 2009 and three months ended March 31, 2010, was $0.36, $0.68, $3.00 and $5.81 (unaudited) per share, respectively.

We based expected volatility on the historical volatility of a peer group of publicly traded entities over a period equal to the expected terms of the options as we did not have a sufficient trading history to use the volatility of its own common stock. The expected term of options represents the period that our options are expected to be outstanding. Given the limited history to accurately estimate the expected terms of options granted to the various employee groups, we used the “simplified” method as provided by the Securities and Exchange Commission. We qualify for the use of the “simplified” method because the stock options that we have granted are considered to be “plain vanilla”. The “simplified” method is calculated as the average of the time-to-vesting and the contractual life of the options. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the date of grant.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

The fair value of the shares of common stock underlying the stock options has historically been determined by the Board of Directors. Because there has been no public market for our common stock, the Board of Directors has determined fair value of the common stock at the time of each grant of options by considering a number of objective and subjective factors including valuation of comparable companies, sales of convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of capital stock, and trends in the broader automobile industry. We have not granted stock options with an exercise price that is less than the fair value of the underlying common stock as determined at the time of grant by our Board of Directors, with input from management. The fair market value of the underlying common stock will be determined by the Board of Directors until such time as our common stock is listed on an established stock exchange or national market system.

Information regarding our stock option grants during 2008, 2009 and the three months ended March 31, 2010, including the grant date; the number of stock options issued with each grant; and the exercise price, which equals the grant date fair value of the underlying common stock for each grant of stock options, is summarized as follows:

Grant Date	Number of Options Granted	Exercise Price and Fair Value per Share of Common Stock
June 4, 2008	762,137	$2.70
July 8, 2008	278,308	2.70
September 3, 2008	200,155	2.70
October 29, 2008	205,156	2.70
March 2, 2009	214,813	2.70
April 13, 2009	1,005,837	2.70
April 22, 2009	105,184	2.70
August 4, 2009	323,063	2.94
October 21, 2009	590,638	6.15
December 4, 2009	7,977,444	6.63
December 16, 2009	58,995	6.63
March 3, 2010 (unaudited)	402,660	9.96

We calculated employee stock-based compensation expense for the years after 2005 based on awards ultimately expected to vest as reduced for estimated forfeitures. The fair value method requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate our forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by us, we may be required to record adjustments to stock-based compensation expense in future periods. For 2009 and the three months ended March 31, 2010 we estimated our forfeiture rates to be 16% and 18% (unaudited), respectively.

Each of the inputs discussed above is subjective and generally requires significant management and director judgment to determine.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

The following table summarizes the consolidated stock-based compensation expense by line items in the consolidated statements of operations (in thousands):

				Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Cost of sales	$—	$26	$61	$12	$42
Research and development	95	125	376	40	281
Selling, general and administrative	103	286	997	38	3,064

Total	$198	$437	$1,434	$90	$3,387

We realized no income tax benefit from stock option exercises in each of the periods presented due to recurring losses and valuation allowances. As required, we present excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

As of March 31, 2010, we had $27.9 million (unaudited) of total unrecognized compensation expense, net of estimated forfeitures, that will be recognized over a weighted-average period of 2.8 years.

Included in our December 4, 2009 stock option grants, were 6,711,972 stock options granted to our Chief Executive Officer in two separate grants. In recognition of his and our company’s achievements and to create incentives for future success, our Board of Directors approved an option grant to our Chief Executive Officer representing 4% of our fully-diluted share base prior to such grant as of December 4, 2009, or 3,355,986 stock options, with 1/4th of the shares vesting immediately, and 1/48th of the shares scheduled to vest each month over the subsequent three years, assuming continued employment through each vesting date. In addition, to create incentives for the attainment of clear performance objectives around a key element of our current business plan—the successful launch and commercialization of the Model S—the Board of Directors approved an additional option grant to our Chief Executive Officer totaling an additional 4% of our fully-diluted shares prior to such grant as of December 4, 2009, or 3,355,986 stock options, with a vesting schedule based entirely on the attainment of performance objectives as follows, assuming Mr. Musk’s continued employment and service to us through each vesting date:

•	1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Engineering Prototype;

•	1/4th of the shares subject to the option are scheduled to vest upon the successful completion of the Model S Validation Prototype;

•	1/4th of the shares subject to the option are scheduled to vest upon the completion of the first Model S Production Vehicle; and

•	1/4th of the shares subject to the option are scheduled to vest upon the completion of 10,000th Model S Production Vehicle.

If he does not meet one or more of the above milestones prior to the fourth anniversary of the date of the grant, he will forfeit his right to the unvested portion of the grant.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Due to the significant number of stock options granted to our Chief Executive Officer, we valued these December 2009 grants by using the following grant-specific Black-Scholes assumptions: risk-free interest rate of 1.7%, expected term of 4.1 years, expected volatility of 70% and dividend yield of 0%. Stock-based compensation expense related to these grants was $0.5 million and $2.5 million (unaudited) for 2009 and the three months ended March 31, 2010, respectively, based on a 0% forfeiture rate.

Non-employee Stock Options

During 2007, 2008, 2009 and the three months ended March 31, 2010, we granted options to purchase 536,663, 36,666, 206,664 and 49,998 (unaudited) shares of common stock, respectively, to non-employees at exercise prices ranging from $0.30 to $9.96 per share. Included within these grants were 283,332 and 33,333 shares that were granted outside of the Plan during 2007 and 2008, respectively, at exercise prices ranging from $1.80 to $2.70 per share.

We determined the estimated fair value of non-employee options using the Black-Scholes option pricing model and the following weighted average assumptions:

	2007	2008	2009	Three Months Ended March 31, 2010
				(Unaudited)
Risk-free interest rate	4.4%	4.4%	2.2%	2.4%
Contractual term (in years)	7 - 10	7 - 10	4 - 7	4 - 7
Expected volatility	55%	53%	64%	72%
Dividend yield	0%	0%	0%	0%

Stock-based compensation expense related to options granted to non-employees was $60,000, $44,000, $0.2 million, $12,000 (unaudited) and $0.3 million (unaudited) for 2007, 2008, 2009 and the three months ended March 31, 2009 and 2010, respectively.

As of December 31, 2008, 2009 and March 31, 2010, we had 119,997, 293,328 and 343,326 (unaudited) non-employee stock options outstanding, respectively. These non-employee options outstanding had weighted average exercise prices of $1.28, $5.07 and $5.80 (unaudited) per share and weighted average remaining contractual terms of 7.6, 6.9 and 6.6 (unaudited) years as of December 31, 2008, 2009 and March 31, 2010, respectively. Included within the non-employee stock options outstanding as of December 31, 2008, 2009 and March 31, 2010 (unaudited), were 66,666 stock options that were granted outside of the Plan. The non-employee options outstanding that were not within the Plan had a weighted average exercise price of $1.80 as of each period end and weighted average contractual terms of 8.4, 7.4 and 7.2 (unaudited) years as of December 31, 2008, 2009 and March 31, 2010 (unaudited), respectively.

10. Income Taxes

No provision for U.S. income taxes has been made, net of the valuation allowance, due to cumulative losses since the commencement of operations.

A provision for income taxes of $0.1 million, $0.1 million, $26,000, $8,000 (unaudited) and $0.1 million (unaudited) has been recognized for 2007, 2008, 2009 and the three months ended March 31, 2009 and 2010, respectively, related primarily to our subsidiaries located outside of the United States.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Our net loss before provision for income taxes for 2007, 2008, 2009 and the three months ended March 31, 2009 and 2010, is as follows (in thousands):

				Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Domestic	$74,566	$82,963	$55,983	$16,305	$29,277
International	3,481	(278)	(1,269)	(297)	124

Loss before income taxes	$78,047	$82,685	$55,714	$16,008	$29,401

The components of the provision for income taxes for 2007, 2008, 2009 and the three months ended March 31, 2009 and 2010, are as follows (in thousands):

				Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State	1	1	4	1	2
Foreign	109	181	(53)	(13)	119

Total current	110	182	(49)	(12)	121

Deferred:
Federal	—	—	—	—	—
State	—	—	—	—	—
Foreign	—	(85)	75	20	(3)

Total deferred	—	(85)	75	20	(3)

Total provision for income taxes	$110	$97	$26	$8	$118

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Deferred tax assets (liabilities) as of December 31, 2008, 2009 and March 31, 2010, consist of the following (in thousands):

	December 31, 2008	December 31, 2009	March 31, 2010
			(Unaudited)
Deferred tax assets:
Net operating loss carry-forwards	$71,435	$96,022	$106,775
Research and development credits	6,328	8,826	9,127
Deferred revenue	4,207	123	252
Inventory and warranty reserves	1,529	2,024	2,116
Depreciation and amortization	—	—	286
Accruals and others	999	1,382	2,217

Total deferred tax assets	84,498	108,377	120,773
Valuation allowance	(84,067)	(108,271)	(120,764)

Deferred tax liabilities:
Undistributed earnings of foreign subsidiaries	—	(65)	—
Depreciation and amortization	(342)	(29)	—

Net deferred tax assets	$89	$12	$9

Reconciliation of statutory federal income taxes to our effective taxes for 2007, 2008, 2009 and the three months ended March 31, 2009 and 2010, is as follows:

				Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
Tax at statutory federal rate	$(26,536)	$(28,113)	$(18,943)	$(5,443)	$(9,996)
State tax—net of federal benefit	(4,165)	(4,252)	(2,825)	(812)	(1,491)
Nondeductible expenses	50	211	514	148	1,192
Foreign income rate differential	—	2	(72)	(20)	(34)
U.S. tax credits	(3,632)	(3,763)	(2,498)	(718)	(281)
Prior period adjustment	—	5,789	4,809	1,382	(195)
Change in valuation allowance	34,393	30,223	19,041	5,471	10,923

Provision for income taxes	$110	$97	$26	$8	$118

Management believes that based on the available information, it is more likely than not that the deferred tax assets will not be realized, such that a full valuation allowance is required against all U.S. deferred tax assets.

As of December 31, 2009, we had approximately $246 million of federal and $215 million of California operating loss carry-forwards available to offset future taxable income which expire in varying amounts beginning in 2024 for federal and 2019 for state if unused. Additionally, we have research and development tax credits of approximately $5.4 million and $5.2 million for federal and state income tax purposes, respectively. If not utilized, the federal carry-forwards will expire in various amounts beginning in 2019. However, the state credits can be carried forward indefinitely.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Federal and state laws impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an “ownership change,” as defined in Section 382 of the Internal Revenue Code. We have performed a study and have determined that no significant limitation will be placed on the utilization of our net operating loss and tax credit carry-forwards. We have not yet, however, determined whether this offering would constitute an ownership change resulting in limitations on our ability to use our net operating loss and tax credit carry-forwards.

Uncertain Tax Positions

Effective January 1, 2007, we adopted new accounting guidance related to the recognition, measurement and presentation of uncertain tax positions. As a result, we recorded net unrecognized tax benefits of $11.5 million with an offset to the deferred tax assets with a full valuation allowance.

The aggregate changes in the balance of our gross unrecognized tax benefits during 2007, 2008, 2009 and the three months ended March 31, 2010, are as follows (in thousands):

January 1, 2007	$11,549
Increases in balances related to tax positions taken during current year	2,931

December 31, 2007	14,480
Increases in balances related to tax positions taken during current year	575

December 31, 2008	15,055
Increases in balances related to tax positions taken during current year	541

December 31, 2009	15,596
Increases in balances related to tax positions taken during current year (unaudited)	51

March 31, 2010 (unaudited)	$15,647

Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense and was zero. As of March 31, 2010, unrecognized tax benefits of $15.6 million (unaudited), if recognized, would not affect our effective tax rate as the tax benefits would increase a deferred tax asset which is currently fully offset with a full valuation allowance. We do not anticipate that the amount of existing unrecognized tax benefits will significantly increase or decrease within the next 12 months. We file income tax returns in the United States, California, various states, the United Kingdom and other foreign jurisdictions. Tax years 2006 to 2009 remain subject to examination for federal purposes, and tax years 2005 to 2009 remain subject to examination for California purposes. All net operating losses and tax credits generated to date are subject to adjustment for U.S. federal and California purposes. Tax years 2005 to 2009 remain open for examination in other U.S. state and foreign jurisdictions.

11. Information about Geographic Areas

We have determined that we operate in one reporting segment which is the design, development, manufacturing and sales of electric vehicles and electric vehicle powertrain components.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

The following tables set forth revenues and long-lived assets by geographic area (in thousands). Revenue by geography is based on the billing address of the customer.

Revenues

	2007	2008	2009	Three Months Ended March 31, 2010
				(Unaudited)
Americas	$73	$14,742	$90,833	$9,219
Europe	—	—	21,110	11,593

	$73	$14,742	$111,943	$20,812

Long-lived Assets

	December 31, 2008	December 31, 2009	March 31, 2010
			(Unaudited)
United States	$18,375	$22,667	$26,004
International	418	868	862

Total	$18,793	$23,535	$26,866

12. Employee Benefit Plans

We sponsor a 401(k) defined contribution plan covering all employees. Contributions made by us are determined annually by the Board of Directors. There were no contributions made by us to the plan from inception through March 31, 2010.

13. Related Party Transactions

Our Chief Executive Officer acquired three Tesla Roadsters during 2009 for $0.4 million. There was no outstanding accounts receivable related to the sale of these vehicles as of December 31, 2009.

SpaceX, a related party, pays for certain of our facility and service costs for which we reimburse SpaceX. SpaceX is a related party as a result of the ability of our Chief Executive Officer to influence both organizations through ownership interest and Board of Director representation in both. Total fees paid to SpaceX during 2009 and the three months ended March 31, 2010, were $0.2 million and $0.1 million (unaudited), respectively. As of December 31, 2008, 2009 and March 31, 2010, accrued amounts payable to SpaceX were $0.1 million, $0.1 million, and $11,000 (unaudited), respectively.

We are providing development services for an affiliate of a significant stockholder. In May 2009, we sold 19,901,290 shares of Series E convertible preferred stock to Blackstar Investco LLC, an affiliate of Daimler, for aggregate proceeds of $50.0 million. Also in May 2009, we and Daimler formalized a development arrangement under which we were performing powertrain development activities since 2008. In 2009, we began selling powertrain components to Daimler. During 2008, 2009 and the three months ended March 31, 2010, we received payments from Daimler in the amount of $10.2 million, $11.1 million and $3.4 million (unaudited), respectively. As of December 31, 2008, 2009 and March 31, 2010, there were amounts receivable of $1.6 million, $2.9 million and $5.7 million (unaudited), respectively, from Daimler.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

14. Commitments

Operating Lease

We lease office space under non-cancelable operating leases with various expiration dates through October 2016. Rent expense for 2007, 2008, 2009 and the three months ended March 31, 2009 and 2010, was $2.2 million, $1.5 million, $3.2 million, $0.4 million (unaudited) and $1.4 million (unaudited), respectively.

Capital Lease

We have entered into various agreements to lease equipment under capital leases over terms between 12 and 60 months. The equipment under the leases are collateral for the lease obligations and are included within property and equipment, net, on the consolidated balance sheet under the categories of computer equipment and software and office furniture and equipment.

Future minimum commitments for leases as of December 31, 2009 are as follows (in thousands):

	Operating Leases	Capital Leases
2010	$1,818	$353
2011	3,159	318
2012	3,353	286
2013	3,404	219
2014	3,345	—
2015 and thereafter	4,464	—

Total minimum lease payments	$19,543	1,176

Less: Amounts representing interest not yet incurred		86

Present value of capital lease obligations		1,090
Less: Current portion		290

Long-term portion of capital lease obligations		$800

Future minimum commitments for leases as of March 31, 2010 are as follows (unaudited) (in thousands):

	Operating Leases	Capital Leases
2010	$1,376	$263
2011	3,159	318
2012	3,353	286
2013	3,404	219
2014	3,345	—
2015 and thereafter	4,464	—

Total minimum lease payments	$19,101	1,086

Less: Amounts representing interest not yet incurred		74

Present value of capital lease obligations		1,012
Less: Current portion		293

Long-term portion of capital lease obligations		$719

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Pursuant to a supply agreement with Lotus Cars Limited, we are required to purchase a minimum of 2,400 partially assembled vehicles or gliders over the term of the agreement regardless of whether we are able to market and distribute the Tesla Roadster. Based on the foreign exchange rate for the British pound as of March 31, 2010 and the most recent price per vehicle, the estimated obligation for the remaining purchase minimum is approximately $28 million (unaudited) which will occur through 2011.

As of December 31, 2008, 2009 and March 31, 2010, we were in possession of refundable reservation payments in the amount of $48.0 million, $26.0 million and $26.0 million (unaudited), respectively, from subscribers (see Note 4).

15. Subsequent Events

On January 20, 2010, we entered into a loan agreement with the United States Federal Financing Bank (“FFB”), and the DOE, pursuant to the ATVM Incentive Program (the “DOE Loan Facility”). Under the DOE Loan Facility, up to an aggregate principal amount of $101.2 million will be made available under the first term loan facility to finance up to 80% of the costs eligible for funding for the build out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components, or the Powertrain facility. Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 80% of the costs eligible for funding for the development of, and to build out the manufacturing facility for, our Model S sedan, or the Model S facility. Under the DOE Loan Facility, we are responsible for the remaining 20% of the costs eligible for funding under the ATVM Program for the projects as well as any cost overruns for each project. The costs paid by us to date for the Powertrain facility and the Model S facility will be applied towards our obligation to contribute 20% of the eligible project costs, and the DOE’s funding of future eligible costs will be adjusted to take this into account. Our remaining obligations for the development of, and the build-out of our manufacturing facility for, the Model S is estimated to be an aggregate of approximately $33 million, plus any cost overruns for the projects. We have paid for the full 20% of the budgeted costs related to our Powertrain facility, but will continue to be responsible for cost overruns. On the closing date, we paid a facility fee to the DOE in the amount of $0.5 million. In February and March 2010, we received draw-downs under the DOE Loan Facility for an aggregate of $29.9 million at interest rates ranging from 2.9% to 3.4%. In April and May 2010, we received additional draw-downs under the DOE Loan Facility for an aggregate of $11.9 million (unaudited) at interest rates ranging from 2.6% (unaudited) to 3.4% (unaudited).

Our ability to draw down funds under the DOE Loan Facility is conditioned upon several draw conditions. For the Powertrain facility, the draw conditions include our achievement of progress milestones relating to the development of the powertrain manufacturing facility and the successful development of commercial arrangements with third parties for the supply of powertrain components. For the Model S facility, the draw conditions include our achievement of progress milestones relating to the design and development of the Model S and the planned Model S manufacturing facility, including an environmental assessment of such facility approved by the DOE. Certain advances will be subject to additional conditions to draw-down related to the site on which the applicable project is located.

Advances under the DOE Loan Facility accrue interest at a per annum rate determined by the Secretary of the Treasury as of the date of the advance and will be based on the Treasury yield curve and the scheduled principal installments for such advance. Interest on advances under the DOE Loan Facility is payable quarterly in arrears.

Under the DOE Loan Facility, we have committed to pay all costs and expenses incurred to complete the projects being financed in excess of amounts funded under the loan facility. We will be required to maintain, at all times, available cash and cash equivalents of at least 105% of the amounts required to fund this excess over our financing commitment, after taking into account current cash flows and cash on hand, and reasonable

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

projections of future generation of net cash from operations, losses and expenditures. Loans may be requested under the facilities until January 22, 2013, and we have committed to complete the projects being financed prior to such date.

The DOE Loan Facility documents contain customary covenants that include, among others, a requirement that the projects be conducted in accordance with the business plan for such project, compliance with all requirements of the ATVM Program, and limitations on our and our subsidiaries’ ability to incur indebtedness, incur liens, make investments or loans, enter into mergers or acquisitions, dispose of assets, pay dividends or make distributions on capital stock, pay indebtedness, pay management, advisory or similar fees to affiliates, enter into certain affiliate transactions, enter into new lines of business, and enter into certain restrictive agreements, in each case subject to customary exceptions. The DOE Loan Facility documents also contain financial covenants requiring us to maintain a minimum ratio of current assets to current liabilities, and (i) through December 15, 2012, a minimum cash balance, and (ii) after December 15, 2012, a maximum leverage ratio, a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a limit on capital expenditures and, after March 31, 2014, a maximum ratio of total liabilities to shareholder equity.

Under the DOE Loan Facility, we are required to fund a debt service reserve account on or before December 31, 2012, in an amount equal to all principal and interest that will come due on the advances on the next two payment dates. Once we have deposited such two payments, we will not be required to further fund such debt service reserve account. We have also agreed that, in connection with the sale of our common stock in an initial public offering, at least 75% of the net offering proceeds will be received by us and, in connection with the sale of our stock in any other follow-on equity offering, at least 50% of the net offering proceeds will be received by us. Additionally, we are restricted in our ability to pay bonuses or other compensation to officers, directors, employees or consultants.

In addition to our obligation to fund a portion of the project costs as described above, we have agreed to set aside 50% of the net proceeds from an initial public offering and any subsequent offerings of stock occurring before the completion of the projects, up to an aggregate of $100 million, to fund a separate, dedicated account under our DOE Loan Facility. This dedicated account can be used by us to fund any cost overruns for our powertrain and Model S manufacturing facility projects and will also be used as a mechanism to defer advances under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project. We will be required to deposit a portion of these reimbursements into the dedicated account, in an amount equal to up to 30% of the remaining project costs for the applicable project, and these amounts may similarly be used by us to fund project costs and cost overruns and will similarly be eligible for reimbursement by the drawdown of additional loans under the DOE Loan Facility once used in full.

In connection with the DOE Loan Facility, we have also issued the DOE a warrant to purchase up to 3,085,011 shares of our Series E convertible preferred stock at an exercise price of $7.54 per share. This convertible preferred stock warrant will become a warrant to purchase shares of our common stock upon the closing of this offering. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will vest and become exercisable in quarterly amounts depending on the average outstanding balance of the loan during the prior quarter. The warrant may be exercised until December 15, 2023. If we prepay the DOE Loan Facility in part or in full, the total amount of shares exercisable under the warrant will be reduced.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

Since the number of shares ultimately issuable under the warrants will vary depending on the average outstanding balance of the loan during the contractual vesting period, and decisions to prepay would be influenced by our future stock price as well as the interest rates on our loans in relation to market interest rates, we expect to calculate the fair value of the warrant using a Monte Carlo simulation approach. The Monte Carlo approach will simulate and capture the optimal decisions to be made between prepaying the DOE loan and the cancellation of the DOE warrant. For the purposes of the simulation, the optimal decision represents the scenario with the lowest economic cost to us. The total warrant value would then be calculated as the average warrant payoff across all simulated paths discounted to our valuation date. The value of the warrant at issuance represents a cost of closing the loan facility and will be amortized over the expected term of the DOE Loan Facility to interest expense. We expect to carry this warrant at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting.

In January 2010, we filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering of our common stock.

In January 2010, we increased the number of authorized shares of our common stock from 100,000,000 to 106,666,667 shares and the number of authorized preferred stock from 213,006,077 to 221,903,982 shares.

In March 2010, we increased the number of shares reserved for issuance under the 2003 Equity Incentive Plan from 14,079,580 shares to 14,746,246 shares of common stock.

We have evaluated subsequent events from January 1, 2010 through May 25, 2010, the date of these financial statements.

Reverse Stock Split

In April 2010, our board of directors approved, and in May 2010 our stockholders approved, a 1-for-3 reverse stock split of our common stock and a proportional adjustment to the existing conversion ratios for each series of our preferred stock. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this reverse stock split and adjustment of the preferred stock conversion ratio.

16. Subsequent Events (Unaudited)

DOE Warrant

In connection with the DOE Loan Facility, we have issued a warrant to the DOE to purchase up to 3,085,011 shares of our Series E convertible preferred stock at an exercise price of $7.54 per share. This convertible preferred stock warrant will become a warrant to purchase shares of our common stock upon the closing of this offering. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will vest and become exercisable in quarterly amounts depending on the average outstanding balance of the loan during the prior quarter. The warrant may be exercised until December 15, 2023. If we prepay the DOE Loan Facility in part or in full, the total amount of shares exercisable under the warrant will be reduced.

Since the number of shares ultimately issuable under the warrants will vary depending on the average outstanding balance of the loan during the contractual vesting period, and decisions to prepay would be

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

influenced by our future stock price as well as the interest rates on our loans in relation to market interest rates, we measured the fair value of the warrant using a Monte Carlo simulation approach. The Monte Carlo approach simulates and captures the optimal decisions to be made between prepaying the DOE loan and the cancellation of the DOE warrant. For the purposes of the simulation, the optimal decision represents the scenario with the lowest economic cost to us. The total warrant value would then be calculated as the average warrant payoff across all simulated paths discounted to our valuation date.

The prepayment feature which allows us to prepay the DOE Loan Facility and consequently, affect the number of shares ultimately issuable under the DOE warrant, was determined to represent an embedded derivative. This embedded derivative is inherently valued and accounted for as part of the convertible preferred stock warrant liability on our consolidated balance sheet. Changes to the fair value of the embedded derivative are reflected as part of the warrant liability re-measurement to fair value at each balance sheet reporting date.

The warrant is recorded at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting. The fair value of the warrant at issuance was $6.3 million, and along with the DOE Loan Facility fee of $0.5 million and other debt issuance costs of $0.9 million, represents a cost of closing the loan facility and is being amortized to interest expense over the expected term of the DOE Loan Facility of approximately 13 years. During the three months ended March 31, 2010, we amortized $0.1 million to interest expense.

As of March 31, 2010, the fair value of the DOE warrant of $6.1 million was included within the convertible preferred stock warrant liability on the consolidated balance sheet. During the three months ended March 31, 2010, we recognized a credit for the change in the fair value of the DOE warrant in the amount of $0.2 million through other income (expense), net, in the consolidated statement of operations.

Stockholder Settlement

During the three months ended March 31, 2010, three of our stockholders asserted a claim regarding the conversion of such stockholders’ convertible promissory notes into shares of our Series E convertible preferred stock at the time of our Series E preferred stock financing in May 2009. In May 2010, we entered into a settlement agreement with these stockholders and pursuant to the terms of the settlement agreement, we issued warrants to such stockholders which, upon the closing of an initial public offering, will be automatically net exercised for an aggregate of 100,000 shares of our common stock. As of March 31, 2010, we recorded $1.1 million in accrued liabilities based on the estimated Black-Scholes value of this settlement.

Daimler A-Class Development Agreement

In May 2010, we entered into a development services agreement with Daimler related to the development of a battery pack and charger for a pilot fleet of its A-Class electric vehicles to be introduced in Europe in 2011. Under the terms of the agreement and related purchase orders, we may earn total potential revenues up to approximately $13 million.

Transactions with Toyota Motor Corporation

In May 2010, we entered into a stock purchase agreement with Toyota Motor Corporation, or Toyota, pursuant to which Toyota will purchase $50.0 million of our common stock in a private placement to close immediately subsequent to the closing of our proposed initial public offering.

Tesla Motors, Inc.

Notes to Consolidated Financial Statements

(continued)

In May 2010, we entered into an agreement to purchase an existing automobile production facility located in Fremont, California from New United Motor Manufacturing, Inc., or NUMMI, which is a joint venture between Toyota and Motors Liquidation Company, the owner of selected assets of General Motors. The purchase price for the land and the facility, excluding whatever manufacturing equipment we may subsequently acquire from NUMMI, is approximately $42 million. The purchase totals 207 acres, or approximately 55% of the land at the site, and includes all of the manufacturing facilities located thereon. We anticipate that this purchase will close within a few months following the completion of our proposed initial public offering. We intend to use this facility for the production of our planned Model S and future vehicles.

Shares

Tesla Motors, Inc.

Common Stock

Goldman, Sachs & Co.	Morgan Stanley	J.P. Morgan	Deutsche Bank Securities

Through and including             , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The Nasdaq Global Market listing fee.

SEC registration fee	$7,130
FINRA filing fee	10,500
Nasdaq Global Market listing fee	275,000
Printing and engraving	400,000
Legal fees and expenses	2,500,000
Accounting fees and expenses	550,000
Blue sky fees and expenses (including related legal fees)	25,000
Transfer agent and registrar fees	30,000
Miscellaneous expenses	702,370
Total	$4,500,000

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. To the extent Section 102(b)(7) is interpreted, or the Delaware General Corporation Law is amended, to allow similar protections for officers of a corporation, such provisions of the registrant’s certificate of incorporation shall also extend to those persons.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant’s directors who are affiliated with venture capital firms also have certain rights to indemnification provided by their venture capital funds and the affiliates of those funds (the “Fund Indemnitors”). In the event that any claim is asserted against the Fund Indemnitors that arises solely from the status or conduct of these directors in their capacity as directors of the registrant, the registrant has agreed, subject to stockholder approval, to indemnify the Fund Indemnitors to the extent of any such claims. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933 and otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2007, we have issued unregistered securities to a limited number of persons, as described below.

1.	Sales of Convertible Promissory Notes and Preferred Stock

•

In May 2007, the registrant issued and sold an aggregate of 18,440,449 shares of the registrant’s Series D preferred stock to a total of 29 accredited investors at $2.4403 per share, for aggregate proceeds of $45,000,227.

•	In February 2008 and March 2008, the registrant issued and sold convertible promissory notes to a total of 42 investors for an aggregate principal amount of $40,167,530.

•	In December 2008, February 2009 and March 2009, the registrant issued and sold convertible promissory notes to a total of 37 investors for an aggregate principal amount of $40,000,000.

•

In May 2009, the registrant issued and sold an aggregate of 19,901,290 shares of the registrant’s Series E preferred stock to an accredited investor at $2.5124 per share for aggregate cash proceeds of $50,000,001.

•

In May 2009, the registrant issued and sold (i) an aggregate of 1,949,028 shares of the registrant’s Series E preferred stock to a total of 19 accredited investors at $2.5124 per share for an aggregate purchase price comprised solely of conversion of indebtedness of the registrant and interest accrued thereupon, and (ii) an aggregate of 80,926,461 shares of the registrant’s Series E preferred stock to a total of 42 accredited investors at $1.005 per share for an aggregate purchase price comprised solely of conversion of indebtedness of the registrant and interest accrued thereupon, the aggregate value of such conversions was $86,224,670.

•

In August 2009, the registrant issued and sold an aggregate of 27,785,263 shares of the registrant’s Series F preferred stock to a total of 3 accredited investors at $2.9692 per share, for aggregate proceeds of $82,500,002.

2.	Warrants

•

In February 2008, the registrant issued warrants to purchase an aggregate of 866,091 shares of the registrant’s Series E preferred stock to 19 accredited investors at an exercise price of $2.5124 per share for aggregate consideration of $8,302.

•

In January 2010, the registrant issued a warrant to purchase an aggregate of 9,255,035 shares of the registrant’s Series E preferred stock at an exercise price of $2.1524 per share and in May 2010 the registrant issued a warrant to purchase 5,100 shares of common stock at an exercise price of $8.94 per share to one warrantholder as consideration for such warrantholder entering into the DOE Loan Facility with the registrant.

•

In May 2010, the registrant issued warrants to purchase an aggregate of 100,000 shares of registrant’s common stock on a net exercise basis to three accredited investors at an exercise price of $8.94 per share.

3.	Options and Common Stock Issuances

•

From January 1, 2007 through March 31, 2010, the registrant granted to its employees, consultants and other service providers options to purchase an aggregate of 5,419,576 shares of common stock at prices ranging from $0.60 to $9.96 per share for an aggregate purchase price of $20,340,285.

•

From January 1, 2007 through March 31, 2010, the registrant granted to certain executive officers and directors options to purchase an aggregate of 10,211,957 shares of common stock at prices ranging from $0.60 to $9.96 per share, for an aggregate purchase price of $54,969,896.

•

From January 1, 2007 through March 31, 2010, the registrant issued and sold an aggregate of 1,124,371 shares of common stock upon the exercise of options issued to certain employees, consultants and other service providers at exercise prices ranging from $0.15 to $6.63 per share, for an aggregate consideration of $597,901.

•

From January 1, 2007 through March 31, 2010, the registrant issued and sold an aggregate of 865,663 shares of common stock upon the exercise of options issued to certain executive officers and directors at exercise prices ranging from $0.15 to $2.70 per share, for an aggregate consideration of $707,275.

•	In December 2009, the registrant issued and sold an aggregate of 83,333 shares of the registrant’s common stock to one accredited investor at $1.80 per share, for aggregate proceeds of $150,000.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder, or Rule 701 thereunder, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients of securities pursuant to Items 1 and 2 above were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1#	Form of Underwriting Agreement

3.1#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering

3.2#	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering

4.1#	Specimen common stock certificate of the Registrant

4.2#	Fifth Amended and Restated Investors’ Rights Agreement, dated as of August 31, 2009, between Registrant and certain holders of the Registrant’s capital stock named therein

4.2A#	Amendment to Fifth Amended and Restated Investors’ Rights Agreement, dated as of May 20, 2010, between Registrant and certain holders of the Registrant’s capital stock named therein

4.2B#	Form of Amendment to Fifth Amended and Restated Investors’ Rights Agreement between Registrant, Toyota Motor Corporation and certain holders of the Registrant’s capital stock named therein

4.3#	Registration Rights Agreement between the United States Department of Energy and the Registrant dated as of January 20, 2010

4.3A#	Amendment to Registration Rights Agreement between the United States Department of Energy and the Registrant dated as of May 21, 2010

4.4#	Warrant to Purchase Shares of Preferred Stock issued by the Registrant to the United States Department of Energy dated January 20, 2010

4.5#	Warrant to Purchase Shares of Common Stock issued by the Registrant to the United States Department of Energy dated May 21, 2010

4.6#	Form of Warrant to Purchase Shares of Common Stock dated as of May 20, 2010

4.7#	Common Stock Purchase Agreement, dated as of May 20, 2010, between the Registrant and Toyota Motor Corporation

5.1#	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1#	Form of Indemnification Agreement between the Registrant and its directors and officers

10.2#	2003 Equity Incentive Plan

10.3#	Form of Stock Option Agreement under 2003 Equity Incentive Plan

10.3A#	Grant Notice and Stock Option Agreement between the Registrant and Elon Musk

10.4#	2010 Equity Incentive Plan

10.5#	Form of Stock Option Agreement under 2010 Equity Incentive Plan

10.6#	Form of Restricted Stock Unit Award Agreement under 2010 Equity Incentive Plan

10.7#	2010 Employee Stock Purchase Plan

10.8*	Form of Purchase Agreement under 2010 Employee Stock Purchase Plan

10.9#	Offer Letter between the Registrant and Elon Musk dated October 13, 2008

10.10#	Offer Letter between the Registrant and Deepak Ahuja dated June 13, 2008, and amended June 4, 2009

10.11#	Relocation Agreement between the Registrant and Deepak Ahuja effective October 31, 2008 and amended June 4, 2009

Exhibit Number	Description

10.12#	Offer Letter between the Registrant and Jeffrey B. Straubel dated May 6, 2004

10.13#	Offer Letter between the Registrant and Michael F. Donoughe dated June 4, 2008, and amended December 10, 2008

10.14#	Offer Letter between the Registrant and John Walker dated August 17, 2009

10.15#	Relocation Agreement between the Registrant and John Walker dated January 26, 2010

10.16#	Offer Letter between the Registrant and Jon Sobel dated August 30, 2009

10.17#	Offer Letter between the Registrant and Gilbert Passin dated January 1, 2010

10.18#	Commercial Single-Tenant Lease between the Registrant and Russell A. and Deborah B. Margiotta, Trustees of the Margiotta Family Trust UTA May 26, 1981 dated June 7, 2005

10.19#	Commercial Single-Tenant Lease between the Registrant and James R. Hull dated August 16, 2006

10.20#	Commercial Lease between the Registrant and The Board of Trustees of The Leland Stanford Jr. University dated July 25, 2007

10.21#	License Agreement between the Registrant and MS Kearny Northrop Avenue, LLC dated July 23, 2009

10.22#	Commercial Lease between the Registrant and The Board of Trustees of The Leland Stanford Jr. University dated August 6, 2009

10.23†#	Supply Agreement for Products and Services between Lotus Cars Limited and the Registrant dated July 11, 2005

10.23A†#	Amendment No. 1 to Supply Agreement between Lotus Cars Limited and the Registrant dated August 4, 2009

10.23B†#	Amendment No. 2 to Supply Agreement between Lotus Cars Limited and the Registrant dated March 22, 2010

10.24†#	Supply Agreement between Eberspacher (UK) Ltd. and the Registrant dated September 1, 2006

10.25†#	Supply Agreement between Perei Group (UK) Ltd. and the Registrant dated September 1, 2006

10.26†#	Supply Agreement between Burgaflex (UK) Ltd. and the Registrant dated September 1, 2006

10.27†#	Supply Agreement by and among Sanyo Electric Co. Ltd. Mobile Energy Company, Sanyo Energy (USA) Corporation and the Registrant dated February 1, 2007

10.27A†#	Amendment No. 1 to Supply Agreement by and among Sanyo Electric Co. Ltd. Mobile Energy Company and Sanyo Energy (USA) Corporation and the Registrant effective as of February 1, 2007

10.28†#	Supply Agreement by and between Taiway Ltd. and the Registrant dated February 12, 2007

10.29†#	Supply Agreement between Chroma ATE Inc. and the Registrant dated April 19, 2007

10.30†#	Supply Agreement between Polytec Holden Ltd. and the Registrant dated April 13, 2007

10.31†#	Modification to Terms and Conditions between BorgWarner TorqTransfer Systems Inc. and the Registrant dated September 22, 2008

10.32†#	ZEV Credits Agreement between American Honda Co., Inc. and the Registrant dated February 12, 2009

10.32A#	Addendum to ZEV Credits Agreement between American Honda Co., Inc. and the Registrant dated February 20, 2009

10.32B†#	Supplemental ZEV Credits Agreement between American Honda Co., Inc. and the Registrant dated March 20, 2009

Exhibit Number	Description

10.32C†#	Second Supplemental ZEV Credits Agreement between American Honda Co., Inc. and the Registrant dated February 8, 2010

10.33†#	Supply Agreement by and among Panasonic Industrial Company, Panasonic Corporation, acting through Energy Company, and the Registrant dated July 21, 2009

10.34†#	Exclusivity and Intellectual Property Agreement between Daimler North America Corporation and the Registrant dated May 11, 2009

10.35#	Side Agreement between the Registrant and Blackstar Investco LLC dated May 11, 2009

10.36#	Letter Agreement between the Elon Musk Revocable Trust dated July 22, 2003 and Blackstar Investco LLC, dated May 11, 2009

10.37#	Loan Arrangement and Reimbursement Agreement between the United States Department of Energy and the Registrant dated as of January 20, 2010

10.38#	Note Purchase Agreement by and among the Federal Financing Bank, the Registrant and the Secretary of Energy dated as of January 20, 2010

10.39#	Future Advance Promissory Note made by the Registrant in favor of the Federal Financing Bank dated as of January 20, 2010

10.40#	Future Advance Promissory Note made by the Registrant in favor of the Federal Financing Bank dated as of January 20, 2010

10.41#	Pledge and Security Agreement made by the Registrant and the Grantors party thereto in favor of Midland Loan Services, Inc. dated as of January 20, 2010

10.42#	Guarantee made by the Guarantors party thereto in favor of the United States Department of Energy, the Federal Financing Bank and the holders of the notes described therein dated as of January 20, 2010

10.43†#	Development Contract between Daimler AG and Tesla Motors Ltd. dated May 10, 2010

10.44#	Settlement Agreement between the Registrant and entities affiliated with Valor Equity Partners dated May 20, 2010

10.45#	Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated May 26, 2010

21.1#	List of subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1#	Power of Attorney (see page II-7 of the original filing of this Form S-1)

*	To be filed by amendment.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.
#	Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California, on the 2nd day of June, 2010.

TESLA MOTORS, INC.

By:	/S/ ELON MUSK
Elon Musk
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ELON MUSK Elon Musk	Chief Executive Officer and Director (Principal Executive Officer)	June 2, 2010

/S/ DEEPAK AHUJA Deepak Ahuja	Chief Financial Officer (Principal Accounting and Financial Officer)	June 2, 2010

* H.E. Ahmed Saif Al Darmaki	Director	June 2, 2010

* Brad W. Buss	Director	June 2, 2010

* Ira Ehrenpreis	Director	June 2, 2010

* Antonio J. Gracias	Director	June 2, 2010

* Stephen T. Jurvetson	Director	June 2, 2010

* Herbert Kohler	Director	June 2, 2010

* Kimbal Musk	Director	June 2, 2010

*By:	/S/ ELON MUSK
Elon Musk Attorney in fact

EXHIBIT INDEX

Exhibit Number	Description

1.1#	Form of Underwriting Agreement

3.1#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering

3.2#	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of this offering

4.1#	Specimen common stock certificate of the Registrant

4.2#	Fifth Amended and Restated Investors’ Rights Agreement, dated as of August 31, 2009, between Registrant and certain holders of the Registrant’s capital stock named therein

4.2A#	Amendment to Fifth Amended and Restated Investors’ Rights Agreement, dated as of May 20, 2010, between Registrant and certain holders of the Registrant’s capital stock named therein

4.2B#	Form of Amendment to Fifth Amended and Restated Investors’ Rights Agreement between Registrant, Toyota Motor Corporation and certain holders of the Registrant’s capital stock named therein

4.3#	Registration Rights Agreement between the United States Department of Energy and the Registrant dated as of January 20, 2010

4.3A#	Amendment to Registration Rights Agreement between the United States Department of Energy and the Registrant dated as of May 21, 2010

4.4#	Warrant to Purchase Shares of Preferred Stock issued by the Registrant to the United States Department of Energy dated January 20, 2010

4.5#	Warrant to Purchase Shares of Common Stock issued by the Registrant to the United States Department of Energy dated May 21, 2010

4.6#	Form of Warrant to Purchase Shares of Common Stock dated as of May 20, 2010

4.7#	Common Stock Purchase Agreement, dated as of May 20, 2010, between the Registrant and Toyota Motor Corporation

5.1#	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1#	Form of Indemnification Agreement between the Registrant and its directors and officers

10.2#	2003 Equity Incentive Plan

10.3#	Form of Stock Option Agreement under 2003 Equity Incentive Plan

10.3A#	Grant Notice and Stock Option Agreement between the Registrant and Elon Musk

10.4#	2010 Equity Incentive Plan

10.5#	Form of Stock Option Agreement under 2010 Equity Incentive Plan

10.6#	Form of Restricted Stock Unit Award Agreement under 2010 Equity Incentive Plan

10.7#	2010 Employee Stock Purchase Plan

10.8*	Form of Purchase Agreement under 2010 Employee Stock Purchase Plan

10.9#	Offer Letter between the Registrant and Elon Musk dated October 13, 2008

10.10#	Offer Letter between the Registrant and Deepak Ahuja dated June 13, 2008, and amended June 4, 2009

10.11#	Relocation Agreement between the Registrant and Deepak Ahuja effective October 31, 2008 and amended June 4, 2009

10.12#	Offer Letter between the Registrant and Jeffrey B. Straubel dated May 6, 2004

Exhibit Number	Description

10.13#	Offer Letter between the Registrant and Michael F. Donoughe dated June 4, 2008, and amended December 10, 2008

10.14#	Offer Letter between the Registrant and John Walker dated August 17, 2009

10.15#	Relocation Agreement between the Registrant and John Walker dated January 26, 2010

10.16#	Offer Letter between the Registrant and Jon Sobel dated August 30, 2009

10.17#	Offer Letter between the Registrant and Gilbert Passin dated January 1, 2010

10.18#	Commercial Single-Tenant Lease between the Registrant and Russell A. and Deborah B. Margiotta, Trustees of the Margiotta Family Trust UTA May 26, 1981 dated June 7, 2005

10.19#	Commercial Single-Tenant Lease between the Registrant and James R. Hull dated August 16, 2006

10.20#	Commercial Lease between the Registrant and The Board of Trustees of The Leland Stanford Jr. University dated July 25, 2007

10.21#	License Agreement between the Registrant and MS Kearny Northrop Avenue, LLC dated July 23, 2009

10.22#	Commercial Lease between the Registrant and The Board of Trustees of The Leland Stanford Jr. University dated August 6, 2009

10.23†#	Supply Agreement for Products and Services between Lotus Cars Limited and the Registrant dated July 11, 2005

10.23A†#	Amendment No. 1 to Supply Agreement between Lotus Cars Limited and the Registrant dated August 4, 2009

10.23B†#	Amendment No. 2 to Supply Agreement between Lotus Cars Limited and the Registrant dated March 22, 2010

10.24†#	Supply Agreement between Eberspacher (UK) Ltd. and the Registrant dated September 1, 2006

10.25†#	Supply Agreement between Perei Group (UK) Ltd. and the Registrant dated September 1, 2006

10.26†#	Supply Agreement between Burgaflex (UK) Ltd. and the Registrant dated September 1, 2006

10.27†#	Supply Agreement by and among Sanyo Electric Co. Ltd. Mobile Energy Company, Sanyo Energy (USA) Corporation and the Registrant dated February 1, 2007

10.27A†#	Amendment No. 1 to Supply Agreement by and among Sanyo Electric Co. Ltd. Mobile Energy Company and Sanyo Energy (USA) Corporation and the Registrant effective as of February 1, 2007

10.28†#	Supply Agreement by and between Taiway Ltd. and the Registrant dated February 12, 2007

10.29†#	Supply Agreement between Chroma ATE Inc. and the Registrant dated April 19, 2007

10.30†#	Supply Agreement between Polytec Holden Ltd. and the Registrant dated April 13, 2007

10.31†#	Modification to Terms and Conditions between BorgWarner TorqTransfer Systems Inc. and the Registrant dated September 22, 2008

10.32†#	ZEV Credits Agreement between American Honda Motor Co., Inc. and the Registrant dated February 12, 2009

10.32A#	Addendum to ZEV Credits Agreement between American Honda Motor Co., Inc. and the Registrant dated February 20, 2009

10.32B†#	Supplemental ZEV Credits Agreement between American Honda Motor Co., Inc. and the Registrant dated March 20, 2009

Exhibit Number	Description

10.32C†#	Second Supplemental ZEV Credits Agreement between American Honda Motor Co., Inc. and the Registrant dated February 8, 2010

10.33†#	Supply Agreement by and among Panasonic Industrial Company, Panasonic Corporation, acting through Energy Company, and the Registrant dated July 21, 2009

10.34†#	Exclusivity and Intellectual Property Agreement between Daimler North America Corporation and the Registrant dated May 11, 2009

10.35#	Side Agreement between the Registrant and Blackstar Investco LLC dated May 11, 2009

10.36#	Letter Agreement between the Elon Musk Revocable Trust dated July 22, 2003 and Blackstar Investco LLC, dated May 11, 2009

10.37#	Loan Arrangement and Reimbursement Agreement between the United States Department of Energy and the Registrant dated as of January 20, 2010

10.38#	Note Purchase Agreement by and among the Federal Financing Bank, the Registrant and the Secretary of Energy dated as of January 20, 2010

10.39#	Future Advance Promissory Note made by the Registrant in favor of the Federal Financing Bank dated as of January 20, 2010

10.40#	Future Advance Promissory Note made by the Registrant in favor of the Federal Financing Bank dated as of January 20, 2010

10.41#	Pledge and Security Agreement made by the Registrant and the Grantors party thereto in favor of Midland Loan Services, Inc. dated as of January 20, 2010

10.42#	Guarantee made by the Guarantors party thereto in favor of the United States Department of Energy, the Federal Financing Bank and the holders of the notes described therein dated as of January 20, 2010

10.43†#	Development Contract between Daimler AG and Tesla Motors Ltd. dated May 10, 2010

10.44#	Settlement Agreement between the Registrant and entities affiliated with Valor Equity Partners dated May 20, 2010

10.45#	Letter Agreement between the Registrant and New United Motor Manufacturing, Inc. dated May 26, 2010

21.1#	List of subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1#	Power of Attorney (see page II-7 of the original filing of this Form S-1)

*	To be filed by amendment.
†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.
#	Previously filed.